As filed with the Securities and Exchange Commission on November 23, 2021
Registration
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KLDiscovery Inc.
(Exact name of registrant as specified in its charter)

Delaware	6770	61-1898603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
8201 Greensboro Dr.
Suite 300
McLean, VA 22102
Telephone: (703)
288-3380
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Weiler
KLDiscovery Inc.
8201 Greensboro Dr.
Suite 300
McLean, VA 22102
Telephone: (703)
288-3380
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen Glover, Esq. Andrew Fabens, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 955-8500	Roxane F. Reardon Benjamin N. Heriaud Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check market if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.0001 per share	$100,000,000	$9,270

(1)	Includes shares of common stock that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated November 23, 2021
Prospectus

KLDiscovery Inc.
Shares of Common Stock
We are selling             shares of our common stock, par value $0.0001 per share, in this offering.
Our common stock is currently quoted on the OTC Pink Open Market under the symbol “KLDI.” On November 22, 2021, the last reported sale price of our common stock was $6.00 per share. The actual offering price per share of common stock in this offering will be determined between the underwriters and us at the time of pricing and may be different from the current market price. See “Underwriting.” As a result, the recent sale price of our common stock may not be indicative of the actual public offering price for the shares of common stock. The public offering price in this offering is expected to be between $             and $             per share.
We intend to apply to list our common stock on            under the symbol “             ”. No assurance can be given that our listing application will be approved or that a trading market for our common stock on            will develop.
We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and, therefore, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of information you should be considered before investing in our common stock.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds to us before expenses	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
The underwriters may also exercise their option to purchase up to an additional            shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock against payment on or about                .

J.P. Morgan	BofA Securities
Prospectus dated                    .

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

GENERAL INFORMATION
Industry and Market Data
The data included in this prospectus and, in particular, in the sections entitled “Prospectus Summary” and “Business,” regarding markets and the industry in which we operate, including the size of certain markets, are based on publicly available information, reports of government agencies and published industry sources.
In presenting this information, we have also made certain estimates and assumptions that we believe to be reasonable based on the information referred to above and similar sources, as well as our internal research, calculations and assumptions based on our analysis of this information and our knowledge of, and our experience to date in, our industry and markets. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share data. Client preferences are also subject to change. Accordingly, you are cautioned not to place undue reliance on the market share data or any other similar estimates. While we believe this information is reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent sources and is inherently uncertain and imprecise.
Projections, assumptions, expectations and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
Trademarks
We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business, including “KLDiscovery,” “Ontrack” and “Ibas” as our primary corporate trademarks. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by or of, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the
®
,
™
or
SM
symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY
The following is a summary of certain information discussed in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”
Unless otherwise specified or where the context requires otherwise, references in this prospectus to “we,” “our,” “us,” “KLD” and “the Company” (i) for the periods prior to the completion of the business combination between Pivotal Acquisition Corp. and LD Topco, Inc., which closed on December 19, 2019, refer to Pivotal Acquisition Corp., the special purpose acquisition company, and (ii) for the periods after completion of the business combination, to KLDiscovery Inc., the combined company, and its consolidated subsidiaries. References to and the descriptions of the business included in this prospectus refer, prior to the business combination, to the business of LD Topco, Inc., and after the business combination, to the business of KLDiscovery Inc. See “—Our Corporate History.”
Our mission
We solve complex legal, regulatory and data challenges for our clients around the world by leveraging our proprietary software and innovative technology-based solutions.
Our business
We are a leading global provider of eDiscovery, information governance and data recovery solutions to corporations, law firms, insurance companies and individuals in 19 countries around the world. Our integrated, proprietary technology solutions enable clients to efficiently and accurately collect, process, transmit, review and / or recover complex and large-scale enterprise data. In conjunction with our proprietary technology, we provide immediate expert consultation and 24/7/365 support worldwide, empowering us to be a “first-call” partner for mission-critical, time-sensitive, and nuanced eDiscovery and data recovery challenges. We leverage our proprietary technology solutions and extensive industry expertise to provide a more reliable, secure, and seamless experience for our clients when tackling “big data” volume, velocity, and veracity challenges. We have decades of experience designing, building, and developing innovative technology solutions that evolve with the needs of our clients.
A key example of our purpose-built innovation is Nebula, our flagship, end-to-end
artificial intelligence/machine learning, or AI / ML, powered solution that serves as a singular platform of engagement for legal and other types of data. We also offer clients the optionality they desire—KLDiscovery-developed or externally-developed software and cloud-based or a number of different on-premise
data storage options. We supported approximately 6,700, 7,600 and 7,950 Legal Technology matters as of December 31, 2019, December 31, 2020, and September 30, 2021, respectively, and currently average over 44,000 data recoveries annually from all types of storage media. We believe our scale, expertise, proprietary technology and optionality, and global presence uniquely positions us to be the go-to
partner for our clients and solve the world’s largest and most complicated data challenges.
Since October 1, 2019, we have provided services to a highly diverse base of more than 5,400 Legal Technology clients. Our legal technology clients include both law firms and corporations serving many industry sectors including finance and banking, pharmaceutical and biotechnology, technology, insurance, and real estate. Our data recovery clients include corporations and individuals that need to recover and access data. Our loyal client base includes 98% of the highest-grossing law firms in the United States as ranked by American Lawyer, known as the AM Law 100, as well as 64% of Fortune 500 companies, as of December 31, 2020. We have longstanding relationships with many of our clients. For example, the average length of our relationships with our top 25 clients based on revenue for the twelve months ended September 30, 2021 is approximately 14 years. We believe our commitment to being a “first-call” provider for our clients’ largest and most complex cases has helped drive significant revenues from larger and more complex matters, with Legal Technology matters generating over $100,000 and $500,000 in revenue representing 73% and 42%, respectively, of our Legal Technology revenue during the nine months ended September 30, 2021.
The legal technology industry is fragmented and bifurcated into dozens of software providers, which concentrate on technology solutions, and service providers, which license software and focus on client support to assist with managing the third-party technology. Software providers have increasingly prioritized do-it-yourself,
or DIY solutions and generally lack full-service support to address complex data challenges, while service providers have relied on multiple, disparate third-party tools and systems that are limited in the client use cases they can address. We bridged this gap by establishing KLDiscovery as a leading legal technology provider with scale that merges state of the art proprietary software and white-glove services. This combination allows us to manage incidents from an organization’s smallest concerns to its most complex legal reviews as well as time and strategically sensitive legal matters.
As the first provider to license Relativity, a ubiquitous document review tool, we set a new standard in eDiscovery workflow, being the first provider ever to reach over one million records on the platform. Since then, we have developed KLD AI and review automation proprietary tools to augment the Relativity offering. For those clients who may choose to use third-party tools like Relativity for data hosting, we complement and enhance their experience via our proprietary toolkit to maximize the hosting platform’s functionality.
In response to an increasing number of clients seeking an
end-to-end,
fully integrated offering, we launched our proprietary, cloud-native Nebula ecosystem in 2018. Nebula is a differentiated, comprehensive platform that addresses the full lifecycle of the Electronic Discovery Reference Model, or EDRM. Nebula is designed for enterprise adoption and can be seamlessly applied to address a multitude of use cases for the global legal and corporate communities. Clients who utilize our all-in-one
platform benefit from a scalable, singular repository for their legal workflow processes, while reducing costs, and reducing data security risks inherent when processing and transferring data across multiple disparate systems and service providers. Nebula also offers clients flexibility in data delivery methods – in the public cloud, in our secure data centers, behind the client’s firewall in an enterprise server-rack, and at a client’s location via Nebula Portable – optionality no other provider’s proprietary platform can offer. Regardless of data storage location, clients can seamlessly manage their data through the integrated Nebula platform. Demonstrating Nebula’s potential, we have experienced strong growth in Nebula revenues—for the nine months ended September 30, 2021, Nebula revenue was $19.3 million, a 41% increase from the same period in the prior year. Our diversified and deep-rooted client relationships provide a large and loyal user base to further accelerate the adoption and growth of Nebula.
As Nebula’s capabilities continue to offer additional upstream use cases beyond eDiscovery, our clients can leverage our technology throughout their respective eDiscovery lifecycles. For example, we offer clients Nebula Big Data, which captures data across numerous platforms and provides a secure, searchable copy of data under preservation, as well as Nebula Legal Hold, which allows clients to ingest and manage hold data from any source. We believe the breadth of Nebula presents an attractive entry point for us to engage with clients early and bring them onto our platform.
Additionally, we are a global leader of data recovery services, currently averaging over 44,000 data recoveries annually from all types of storage media. With our in-lab,
remote, and
on-site
capabilities, we recover data at an

over 80% success rate from almost any device, storage manufacturer, operating system, database, and back up format. We expect to continue to benefit from our deep data recovery competencies, given the increasing relevance of data privacy and cybersecurity issues at the institutional, governmental, and international levels.
We believe that our people and culture define, and solidify, our relentless focus on delivering value for our clients. Our foundation is built on a core set of client service values including teamwork and responsiveness. As we have scaled our global operations, these shared beliefs have created a unique and productive environment where employees can thrive and work together to deliver our industry leading services and solutions to our clients. This client-first culture has helped us develop strong relationships with a large and diverse client base. In an industry that is driven by long-term, repeat relationship business, we believe our technology solutions, coupled with our 24/7/365 dedication to excellent service, set us apart from the competition.
We believe we have a strong runway to capture a greater percentage of our large and growing market opportunity. Our unique combination of proprietary software and technology-enabled services, coupled with our full stack, scalable platform that covers the full EDRM life cycle, best positions us to tackle our clients’ “big data” challenges. Moreover, we believe our proprietary Nebula offering, unlike other existing solutions, offers broad flexibility in deployment methods, cost efficiency with customizable pricing models, and optimized accuracy with its underlying AI / ML technology. We see further opportunity to grow our sales among new and existing clients, scale internationally, and extend our technology leadership. For the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, we generated:

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
(in millions)	(Unaudited)
Revenues	$238.2	$215.0	$289.5	$312.1
Net loss	(53.3)	(40.2)	(49.9)	(54.0)
Adjusted EBIDTA (1)	49.9	43.8	63.3	68.7

(1)	Adjusted EBITDA is a non-GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Financial Measures.”
Industry background
The rule of law is integral to society – it is the foundation for systems of justice, underpins government functions, and upholds fair economic transactions and social development. From multi-national corporations and governments to local businesses and individual citizens, millions rely on legal services to navigate complex matters and uphold the law in an ever-changing world. According to Statista, legal services represents one of the largest sectors in the global economy, with worldwide spend estimated to increase from $767 billion in 2021 to $846 billion in 2023. As technology continues to revolutionize the legal services industry, there is a significant existing market opportunity for legal technology solutions that should continue to grow.
We operate in the following industries:

•
eDiscovery.
eDiscovery is a critical component of the legal industry: parties preserve, collect, review, and exchange information electronically for the purpose of using it as evidence in a civil, criminal or investigative legal case or regulatory action. The eDiscovery market is highly fragmented, resulting in low penetration divided amongst many vendors. Further, within the eDiscovery industry, there is a significant disconnect between software providers and service providers. According to the International Data Corporation, or IDC, the worldwide eDiscovery software and services market is forecasted to be $14.7 billion in 2021 and is expected to increase to $16.9 billion by 2024.

•	Information governance. Information governance is a rapidly maturing discipline, the objective of which is to enable enterprises to manage their huge and growing data estates, taking into account the many demands placed upon that data. These demands include everything from ready access to data for business utility and continuity, to data protection against ransomware and other cyber-attacks, to complying with proliferating privacy and other regulatory requirements, to responding to regulatory investigations and civil litigation. Radicati estimates the information governance market to be $6.5 billion in 2021 and expects it to grow to approximately $8.9 billion in 2024.

•
Data recovery.
Data recovery technology providers help clients, ranging from Fortune 500 companies to individual consumers, recover data that would otherwise be lost for a myriad of reasons, such as system failures, accidental deletion, physical damage, natural disasters, ransomware or user error. According to the IDC, the worldwide data protection market, which consists of data recovery, archives, and backup spending, is projected to be $8.9 billion in 2021 and is expected to grow to $18.4 billion in 2025.

Some key trends that are influencing the industries we operate in include:

•
Growing significance of legal services worldwide.
In an ever-evolving digital world, businesses are exposed to growing amounts of legal liability and greater risks related to their brand, reputation, and performance. As businesses expand their presence into new jurisdictions, they are also subject to increasingly complex disputes and legal matters. In order to safeguard their operations and minimize business disruptions, businesses must modernize their approach to legal matters through technology and are increasingly looking for comprehensive legal technology solutions to do so.

•
Technological transformation within the legal industry.
Many believe that the legal industry has lagged behind other sectors in digital transformation. As demand for legal services continues to grow, clients seek more technology-based solutions such as software applications to improve productivity and efficiency and drive greater certainty of legal outcomes. With greater adoption of legal technology, lawyers and other legal service professionals increasingly require technical expertise and support from trusted providers to fully utilize and reap the benefits of these applications.

•
The proliferation of enterprise data.
The volume and variety of enterprise data is growing at an exponential rate, with increased adoption of mobile devices, accessibility of hosted systems, and increased reliance on electronic data storage. Enterprises are increasingly seeking advanced technological solutions to review large datasets quickly, accurately, and securely, and to have data stored in a manner that facilitates access and the review process.

•
Increased focus on flexibility of solution delivery.
With diverse business operations and locations and varying degree of adoption of cloud-based applications, clients need flexible legal technology solutions to suit their unique needs. As the industry continues to move away from a one-size
fits all approach, there is a greater emphasis on customized legal technology offerings that feature seamless workflows from start to finish across multiple delivery options.

•
Users involved in complex cases require strong project management and client service.
Complex matters, such as second requests from antitrust regulatory authorities and joint defense cases in which parties sharing similar legal interests are able to exchange information, require a significant amount of support – typically around the clock – from a team with diverse skill sets that can expertly navigate and execute work across many phases of the EDRM. Given the high stakes typically associated with these matters, law firms and corporations require a collaborative and consultative relationship with their technology solutions providers.

•
Strategic relevance of privacy and security protocols.
Clients are placing a greater emphasis on legal technology tools that not only increase productivity and accuracy, but also ensure data security and protection at industry-leading standards. This new and rapidly growing demand is driven by increased data privacy laws and regulations such as the General Data Protection Regulation 679/2016, or GDPR,

and the litany of state laws being enacted in the United States. The rise of cybersecurity issues such as data breaches, ransomware and phishing attacks and other incidents is also driving demand.
Limitations of Existing Solutions

•
Lack of providers offering both software and technology-enabled services.
Historically, the legal technology industry has been characterized by a separation of software and service providers with industry participants falling in one of two major categories: software providers that create technology solutions and service providers that typically license and resell software and assist with managing the technology while offering client support and legal expertise.

•
Software providers do not offer critical client service resources.
With the maturation of cloud and AI / ML technologies, certain software providers are prioritizing or limiting delivery of their software solution to the cloud while charging license fees. In turn, they rely solely on those licensing their software or third-party service providers typically charging clients usage-based fees to provide substantive client support. Furthermore, emerging software providers that typically offer DIY solutions, are in the early stages of expanding into the services space in order to expand their market opportunity, but they cannot support more complex and larger legal cases in the same way we can with our solutions. Despite this shift, these players continue to heavily prioritize self-help and “DIY” support models over full-service support, which is typically required for large and complex engagements.

•
Service providers rely almost exclusively on third-party technology.
In contrast to software providers, service providers typically have very little proprietary technology and rely almost exclusively on third-party tools. These tools are expensive and often fail to individually address all of the various use-cases
and needs of their buyers. This lack of technological independence either results in gaps in what a provider can offer or requires service providers to license multiple disparate systems in a manner that is neither seamless nor cost effective.

•
Lack of comprehensive solutions.
Legacy point solutions fail to cover the full lifecycle of information governance, eDiscovery, and data recovery, and require legal teams and service providers to coordinate data and applications across numerous products and providers. The lack of a comprehensive and well-integrated offering results in inefficiency within workflow processes, as existing providers are often not interoperable.

•
Limited flexibility and scalability of offerings.
Most competing platforms have only one delivery model – either locally installed by the client or delivered as a SaaS platform by the provider. While cloud-based offerings are generally more cost-efficient, they sometimes lack the same degree of functionality and scalability as traditional offerings. This rigid bifurcation forces clients to decide between delivery methods – cloud or on-premise.

•
Lack of scalable,
end-to-end
technology solutions and expertise to handle complex cases.
With the proliferation of enterprise data and the growing number of intricate cases, there remains a gap in offerings that are well-equipped to address the ever-evolving complexities within the legal landscape. Existing DIY solutions typically offer a one-size
fits all approach, and lack the technology, functionality, expertise and technical and project support required to help clients successfully navigate the complexity and nuances of large-scale projects.

Our solutions
We are a legal technology pioneer with a long-standing presence developing proprietary technology solutions. We provide an expansive suite of technology offerings, including our end-to-end
fully integrated solution,

Nebula, which comprehensively addresses information governance, eDiscovery and data recovery needs. Our solutions have been developed in-house
by capitalizing on our more than 15 years of technology expertise and legal process management experience. We were the first provider to license Relativity and have developed an entire suite of proprietary technology solutions that creates a bespoke and enhanced experience within the platform.
We introduced Nebula, our proprietary platform, in 2018 after years of learning from our many client relationships and the engagements on which we support them. Our vast experience taught us that our clients needed one comprehensive and integrated platform that can be used to complete all steps of the information governance and EDRM process, and we believe Nebula fills this critical need. Complemented by our world-class client service, Nebula empowers our clients with flexible, scalable, and innovative tools. As a result, unlike other providers who cannot update the third-party software they sell in real-time or technology companies who are unable to provide after-sale support, we fully control our proprietary technology—along with the user experience—enabling us to serve as a unified one-stop
shop.
Our
end-to-end
solution currently includes the following:

•
eDiscovery
–
Our core products include Nebula, eDiscovery.com Review, and Relativity. Nebula offers end-to-end
eDiscovery management in a single tool, enabling clients to efficiently analyze, process, review, and manage large data sets.
Whether our clients use our proprietary platforms, Nebula and EDR, or third-party licensed platforms, such as Relativity, we offer many complementary proprietary solutions that we have developed using cutting-edge AI / ML algorithms to enhance workflow efficiency and user experience.

•
Nebula
–
Nebula is our premier
end-to-end
information governance and eDiscovery platform, which facilitates the identification, preservation, collection, processing, review and exchange of Electronically Stored Information, or ESI. Using innovative technology, Nebula offers users maximum flexibility by supporting delivery in all environments, including in the public cloud, in our secure centers, behind the client’s firewall in an enterprise server-rack via Nebula Enterprise, and at a client’s location via Nebula Portable.

•
Nebula Big Data
–
Nebula Big Data acts as an enterprise information archive, allowing organizations to cost-effectively use a single copy of data to satisfy multiple competing objectives in a unified platform that minimizes management overhead compared to managing data in source systems.

•
Nebula Legal Hold
–
Nebula Legal Hold simplifies the legal hold, a process by which organizations preserve relevant information, by managing and tracking data, communications, and data sources in a single place.

•
eDiscovery.com Review (EDR)
–
From eDiscovery investigations to document review and production, EDR integrates the eDiscovery process into one robust tool and includes analytics and matter management features that take extra time or create manual work in other applications.

•
Relativity
–
We are a leading licensee of Relativity, a ubiquitous document review tool that helps our clients analyze data for eDiscovery, litigation, investigations, and other legal matters. Our Relativity offering is differentiated by our own suite of exclusive and proprietary tools that affect every part of the project.

•
KLD AI and review automation
–
Our solutions offer a full range of technology-enabled review features to complement our extensive offerings, including Nebula and Relativity. These features include Machine Learning, Automated Workflow, Workflow Reporting Suite, Natural Language Processing, Audio Transcription, and Foreign Language Translation.

•	Processing – Proprietary software stack ingests, normalizes, and prepares data for review, analysis, and production.

•
Technology-enabled services
–
We provide support for all aspects of eDiscovery and data management. We also offer DIY tools such as Remote Collection Manager, or RCMgr, a comprehensive self-collection suite where end users and IT professionals alike can effortlessly and defensibly perform forensically sound collections of hard drives, loose files and email servers.

•	Data recovery – Includes Ontrack Data Recovery, Ontrack PowerControls, Ransomware Recovery, Email Extraction, Tape Solutions, and Data Destruction.
KLDiscovery value proposition

•
Highly differentiated combination of proprietary software and human capital.
We believe our position as the differentiated legal technology provider with proprietary, state of the art, EDRM software combined with our white-glove services will help drive retention and support client growth. We have spent over 15 years investing in, delivering, and perfecting data-centric technology, including our flagship eDiscovery solution, Nebula. At the same time, we built a successful track record of solving some of the most challenging legal data problems through a combination of our proprietary technology and service-oriented culture.

•
Full stack, scalable technology offerings covering the full spectrum of the EDRM.
Through our proprietary technology offerings, we provide full stack, scalable
AI-powered
software solutions for corporate legal functions allowing clients to collect, process, transmit, store, analyze, and govern all of their data on a single platform in a timely and efficient manner. Our solutions are designed for enterprise adoption and can be applied to a wide variety of enterprise use cases outside of litigation such as internal investigations, merger clearance and legal holds.

•
Nebula is a highly differentiated and comprehensive technology platform.
Our proprietary platform, Nebula, addresses virtually all potential eDiscovery and information governance use cases for the global legal and corporate communities. This end-to-end
platform allows our clients to contract with a single solution provider and provides one, instantly scalable, secure repository for their legal data that avoids error-prone processes of moving data through different disparate systems. Our platform enables greater efficiency and optionality by offering our clients control over the location of their data and method of delivery. In addition, Nebula, with its single-source platform and simple usage-based pricing model, addresses virtually all use cases thus allowing our users to benefit from greater cost predictability and improved efficiency.

•
State of the art AI / ML functionality.
Our leading-edge AI / ML technology allows clients to review their legal data accurately and quickly. We have a strong, decades-long track record of developing award-winning workflow batching software, predictive coding, and AI / ML programs that maximize the efficiency and productivity of lawyers around the world.

•
Simplified and flexible pricing to provide
end-to-end
optimization.
We employ different pricing structures across our large suite of offerings, including usage-based subscriptions, transactional, à la carte and alternative fee arrangements for software such as our proprietary Nebula platform and our technology-enabled services and data recovery engagements. We set transparent and attractive pricing, which allows us to deepen our relationships with our large, blue-chip client base.

Our business model
We offer differentiated solutions to our clients via a flexible and scalable, usage-based business model, where, as an example, clients pay us on the basis of the amount of data processed, ingested and/or reviewed on our platform, which drives future business opportunities. Our proprietary data and technology fuels referrals from our large global client base. As more clients begin to use our software and solutions, we have opportunities to cross-

and
up-sell
to drive growth of our complementary features and
add-ons.
By continuously expanding our usage, we increase our global reach and create more value for clients and stakeholders. Since no single structure works for every client, we also offer a subscription-based model, where clients commit to a set capacity of usage over a pre-defined
term (typically one to three years) at a discount over the usage-based rates typically associated with project-by-project
engagements. Our data recovery engagements are fixed fee arrangements.

•
Client benefits.
We offer simplicity and flexibility for our clients. Our usage-based model is designed to scale and adopt to our clients’ changing needs. With no user fees, Nebula pricing is transparent and allows clients to efficiently budget and support any legal, project, and technology demands.

•
Network effect.
As we continue to grow, we accumulate more data across our ecosystem which strengthens our technology capabilities and enhances user experience, which attracts even more clients. We allow our clients to store and reuse data for future legal purposes which can serve as the starting point for new sales opportunities. Our AI/ML technology continuously processes more data and observes human usage to refine our platform for increased efficiency and relevancy.

•
Partner Channel Subscriptions.
Starting in 2022, we plan to offer multi-year partnerships for Nebula based on usage tiers. With existing software solutions limited by any combination of expensive pricing models, limited features, and a lack of delivery options, we believe there is an underserviced population of buyers ranging from eDiscovery providers, law firms, corporations, to other organizations that can immediately benefit from Nebula.

Our key differentiators

•
A trusted partner for the most complex, mission critical legal matters and data needs.
Through our decades of experience, we have built a reputation of technological excellence and “first-call” expertise for the most complex legal and data challenges worldwide. Our proven ability to perform the most difficult legal data reviews (e.g., antitrust second requests, joint defense, and large-scale M&A matters) and help our clients through their most challenging moments (e.g. mitigating and navigating a ransomware event) has made us a critical partner for our clients. Our comprehensive offerings distinctly position us to navigate our dedicated client base through the technological transformation of the legal industry while serving as a critical partner for all their legal technology needs.

•
Comprehensive technology solutions that expand beyond traditional eDiscovery use cases.
As Nebula continues to expand further upstream within the EDRM, our technology is leveraged earlier in the data lifecycle, opening an attractive entry point for engaging our clients and moving them along the eDiscovery journey within our end-to-end
Nebula platform. We believe our position as a
one-stop
platform that offers comprehensive solutions allows clients to contract with a single provider, avoiding frictions and risks in moving data and contracting multiple providers.

•
Founder led, proven and experienced management team.
Chris Weiler
co-founded
our Company in 2005 with a mission to support clients through their most complex and stressful legal and data challenges. As one of the longest-tenured CEOs in the global eDiscovery sector, he provides extensive industry expertise and relationships. Moreover, we have a deep team of seasoned executives who have collectively spent over 180 years in the legal and technology industries. Furthermore, our sales and software development executives have worked together over the past 15+ years and developed a seamless feedback loop to improve our technology in response to the changing needs of our clients.

•
Expansive global footprint.
Our geographic presence spans 32 locations in 19 countries. Our broad reach provides us with the ability to act as a first responder when clients have urgent work requiring immediate attention. In addition, our familiarity with local laws and regulations allows us to effectively assist clients in navigating complex, cross-border situations.

•
Highly qualified and experienced sales force.
Our sales management team recruits and retains highly qualified and experienced sales team members, focusing on expertise, knowledge, and tenure, prioritizing the quality of team members over the quantity. We rely on a team of value-add
sales professionals to act as consultants for their clients across a wide array of offerings.

•
Established track-record with scale and financial flexibility to fund investments.
We possess a unique combination of industry-leading scale, with our loyal client base of more than 5,400 Legal Technology clients and with offices in 19 different countries as of September 30, 2021, and financial flexibility. Our size and scale provide us with the financial flexibility to self-fund the development of our Nebula platform as we continue to advance new product features and enhancements.

Our market opportunity
We operate within the legal services industry, one of the largest sectors in the global economy, which we believe is in the early stages of a major technological transformation. According to Statista, legal services represents one of the largest sectors in the global economy, with worldwide spend estimated to increase from $767 billion in 2021 to $846 billion in 2023. eDiscovery is an essential component of the legal industry, and the market remains highly fragmented. According to the IDC, the worldwide eDiscovery software and services market is forecasted to be $14.7 billion in 2021 and is expected to increase to $16.9 billion by 2024 due to the proliferation of data and legal challenges. Additionally, our information governance solutions are also part of the broader information governance market which is expected to be $6.5 billion in 2021 and grow to approximately $8.9 billion in 2024, according to Radicati. Data recovery is another mission-critical offering that we provide, and the market is characterized by numerous small providers who rely on third-party data recovery software tools. As noted by the IDC, the worldwide data protection market, which consists of data recovery, archives, and backup spending, is projected to be $8.9 billion in 2021 and is expected to grow to $18.4 billion in 2025.
We believe our total addressable market, or TAM will continue to grow over the long term, with the acceleration in the volume and variety of enterprise data that are critical to legal cases. Traditional methods of manual collection and review of data are being, and will continue to be, increasingly displaced by the use of technology solutions, and we believe the efficacy and functionality of our proprietary platform and our flagship ecosystem, Nebula, enable us to capture a greater percentage of this expanding TAM. With increased global scrutiny and added regulations within cybersecurity, businesses remain increasingly focused on adopting technology solutions whether within information governance or data recovery that ensure comprehensive data security. These industry tailwinds, alongside the greater adoption of legal technology on an industry-wide basis and need for providers with both proprietary software and human capital, will organically broaden our TAM. We intend to continue to capitalize on opportunities to increase our share of the TAM by expanding the use cases for our solutions through our commitment to product innovation and platform expansion.
Our growth strategy
Building on the many strengths of our existing business and strategy, we are focused on continuing to enhance our proprietary solutions, expand our ecosystem, and extend our reach to capitalize on our large and growing market opportunity.

•
Extend our technology leadership with continued innovation and platform expansion.
We have successfully built a strong technology platform based on years of research and feedback from our clients and strive to further invest in research and development to maintain our track record of innovation. We plan to drive growth by expanding the functionality of our current platform, including the Nebula ecosystem, and broaden the range of products we offer.

•	Continue to increase adoption of Nebula on a global scale. Our large and deep-rooted client relationships on a global basis provide a loyal base to expand adoption of Nebula, in addition to new service providers, law firms, and corporations. As we continue to innovate and improve Nebula’s offerings, we plan to gradually transition our clients who rely on third-party software onto our proprietary Nebula platform.

•
Grow our client base and drive incremental penetration within existing clients.
We will continue to drive brand awareness on the robust functionalities, ease of use, and high degree of customizability of our offerings, to accelerate the growth of new clients. We believe our release of new products, tools, add-ons,
and features has increased the value we provide to our clients, and our growing product capabilities will continue to attract new and maintain existing clients.

•
Build partner channels.
We intend to build our partner channel by selling subscriptions for Nebula starting in 2022. We will leverage and broaden our partnerships with other eDiscovery providers, law firms, corporations, consulting firms and other organizations to drive growth and bring innovation to the global legal community.

•
Expand and strengthen sales force coverage.
We continue to recruit, attract, and retain top sales professionals to capture untapped clients and we intend to hire more sales professionals to drive growth. We pride ourselves in our high-quality and globally integrated salesforce and their ability to bring in significant revenue.

•
Further our presence in international markets.
The eDiscovery market is global, and we continue to invest to increase our market share worldwide. We already have an established presence in 19 countries with qualified sales reps and client support. Internationally, our flexible delivery models (e.g. Microsoft Azure and Nebula Enterprise) enable us to more easily penetrate new markets and better adapt to the varied and unique data handling requirements and regulations that our clients face across different geographies.

•
Pursue opportunistic strategic acquisitions.
We continue to seek acquisitions that will expand the depth and breadth of our product offerings and make us the provider of choice for existing and new clients. With our strong leadership and demonstrated success of our platform, we believe we will be able to attract strong acquisition targets going forward.

Our corporate history
The Company was incorporated by its founder, Pivotal Acquisition Holdings LLC, or Pivotal, under the name “Pivotal Acquisition Corp.” as a blank check company on August 2, 2018 under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, stock purchase, reorganization or similar business combination with one or more businesses or entities. On February 4, 2019, the Company consummated its initial public offering, or the IPO, of units, with each unit consisting of one share of Class A common stock and one redeemable warrant entitling the holder to purchase one share of Class A common stock at a price of $11.50 per share, or the Public Warrants. On December 19, 2019, pursuant to an Agreement and Plan of Reorganization, dated as of May 20, 2019, as amended, the Company and LD Topco, Inc., or LD Topco, consummated a business combination transaction, or the Business Combination, pursuant to which, among other things, a merger subsidiary was merged with and into LD Topco, with LD Topco surviving the merger as a wholly owned subsidiary of the Company. The Business Combination was accounted for as a reverse merger in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Under this method of accounting, Pivotal Acquisition Corp. was treated as the “acquired” company for financial reporting purposes. See Note 2 – Acquisitions to our audited consolidated financial statements included elsewhere in this prospectus.
Risk factor summary
Our business is subject to numerous risks. The summary below highlights some of the risks you should consider with respect to our business. Additional risks, beyond those summarized below or discussed in “Risk Factors,”

may also adversely impact our business, financial condition and results of operation. You should review and consider carefully the risks and uncertainties described in more detail in the “Risk Factors,” which includes a more complete discussion of the risks summarized here.
Privacy and Cybersecurity Risks

•	Our actual or perceived failure to comply with legal and other requirements related to privacy and information security could adversely affect our business and reputation.

•	Our products, SaaS offerings, website and networks may be subject to disruption or unauthorized access that could adversely affect our reputation and business.
Risks Related to Our Business and Industry

•	An outbreak of disease or similar public health threat, such as the COVID-19 pandemic, could have an ongoing adverse effect on our business.

•	We operate in highly competitive markets and our inability to compete may adversely affect our business.

•	Our continued growth largely depends upon achieving market acceptance of Nebula.

•	Our business depends on clients increasing their use of our solutions and services.

•	If we are unable to attract new clients, our business, financial condition and results of operations will be adversely affected.
Technology and Intellectual Property Related Risks

•	Our inability to successfully recover from a continuity event could impair our ability to deliver our solutions and adversely affect our business.

•	Defects in our product offerings could impair our ability to deliver our solutions, expose us to liability, damage our brand or reputation or otherwise harm our business.

•	Our failure to comply with the terms of third-party open source software licenses for certain components of our products and solutions could restrict our ability to provide our products and services.

•	The unavailability of third-party technology could adversely impact our business.
Other Business Risks

•	We have a history of losses and may not be able to achieve or sustain profitability.

•	Our growth depends on our ability to continue to attract and retain senior management team members and key employees.

•	If we are unable to maintain, promote or expand our brand, our brand and business could be adversely affected.

•	Risks related to acquisitions and integration of acquired businesses could have an adverse effect on our business.

•	Our international business operations subject our business to additional risks.

Legal and Regulatory Risks

•	Failure to comply with export controls, trade and economic sanctions laws and regulations could result in legal liability and adversely affect our reputation and business.

•	Our failure to comply with the anti-corruption laws and regulations could adversely affect our reputation and business.

•	The legal industry is highly regulated and we are or may become subject to a wide range of laws and regulations, and any failure to comply with them may adversely affect our business.

•	Litigation could have an adverse effect on us.

•	Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
Risks Related to our Substantial Indebtedness

•	Our substantial levels of indebtedness could adversely affect our business.

•	The terms of our existing indebtedness restrict our actions, which could adversely affect our business.
Risks Related to our Common Stock and this Offering

•	There is currently no active public market for our common stock and one may not develop.

•	The trading price of our common stock may be volatile and could decline substantially following this offering.

•	Coverage of our business by analysts, or the absence thereof, could adversely affect our stock price and trading volume.

•	We may issue additional equity securities, which would dilute existing ownership interests and may depress the market price of our common stock.

•	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•	If we comply with reduced reporting and disclosure requirements available to us, our common stock may become less attractive to investors.
Other Miscellaneous Risks

•	Failure to maintain an effective system of internal control over financial reporting could adversely affect our business and stock price.

•
If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

•	Our second amended and restated certificate of incorporation contains anti-takeover provisions that could adversely affect stockholders’ rights.
The foregoing summary is not complete and should be read together with the more detailed discussion of these risks and uncertainties in “Risk Factors,” together with all of the other information in this prospectus, including our consolidated financial statements and the related notes thereto, in each case before making an investment decision.

Corporate information
The mailing address of our principal executive office is 8201 Greensboro Dr., Suite 300, McLean, VA 22102 and the telephone number is (703)
288-3380.
Our website address is www.kldiscovery.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in the foregoing sentence and elsewhere in this prospectus is an inactive textual reference only.
Implications of being an emerging growth company and smaller reporting company
We are an “emerging growth company,” as defined under Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Securities Act of 2012, or the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include:

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•	exemption from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period set forth in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period and, as a result, we are not subject to the same new or revised accounting standards as other public companies that comply with new or revised standards on a non-delayed
basis.
We will remain an emerging growth company until the earlier of (i) December 31, 2024 (the last day of the fiscal year following the fifth anniversary of the IPO), (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the market value of our common stock held by non-affiliates
is greater than $700.0 million as of the last business day of our second quarter of that fiscal year, and (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period.
We are also a “smaller reporting company” as defined Rule
12b-2
under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a smaller reporting company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies. These include:

•
presenting only the two most recent fiscal years of audited financial statements in our annual reports on Form
10-K
and registration statements, including the registration statement of which this prospectus forms a part; and

•	reduced narrative disclosure obligations, particularly with respect to executive compensation, in our periodic reports, proxy statements and registration statements.
Further, if we are a smaller reporting company with less than $100 million in annual revenue, we would be exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting, similar to emerging growth companies. We will remain a smaller reporting company until the earlier of (i) the last day of the fiscal year in which the market value of our common stock held by non-affiliates
is greater than $250 million as of the last business day of our second fiscal quarter of that year, or (ii) both our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates
is less than $700 million as of the last business day of our second fiscal quarter of that year. Therefore, we may continue to be a smaller reporting company even after we are no longer an emerging growth company.
We have elected to take advantage of certain of these reduced disclosure obligations in this prospectus, and expect to take advantage of reduced disclosure obligations in future filings with the Securities and Exchange Commission, or SEC, while we remain an emerging growth company or smaller reporting company, as applicable. If we do, the information that we provide stockholders may be different than what you might receive from other public reporting companies in which you may have equity interests. See “Risk Factors—Risks Related to Ownership of Our Common Stock.”

THE OFFERING

Issuer	KLDiscovery Inc.

Common stock offered by us	shares of common stock.

Option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to additional shares of common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Common stock to be outstanding immediately after this offering	shares of common stock (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or $ million if the underwriters exercise in full their option to purchase additional shares).

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds from this offering to repay indebtedness and for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in complementary businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

Dividends	We have never declared or paid any cash dividends on our common stock and we do not have any present intention to pay any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors. See “Dividend Policy.”

Trading market and symbol	Our common stock is currently quoted on the OTC Pink Open Market under the symbol “KLDI”. We intend to apply to list our common stock on under the symbol “ ” in connection with this offering.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.
The number of shares of common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of                , 2021 and excludes:

•
up to                shares of common stock issuable in connection with outstanding equity awards granted pursuant to the KLDiscovery Inc. 2019 Incentive Award Plan, or the 2019 Stock Plan, including                shares underlying options to purchase common stock with a weighted average exercise price of $                ;

•	shares of common stock issuable upon exercise of stock purchase warrants at an exercise price of $11.50 per share;

•	shares of common stock issuable upon conversion of our outstanding 8.00% convertible debentures due 2024, or the Debentures, at a conversion price of $18.00 per share; and

•	shares of common stock reserved for future issuance under the 2019 Stock Plan.
Unless otherwise indicated, this prospectus assumes a public offering price of $                 per share of common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and no exercise of the underwriters’ option to purchase up to an additional                 shares of our common stock.
See “Capitalization,” ”Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
The following table summarizes certain summary historical consolidated financial information as of and for the periods indicated. Our summary consolidated balance sheet data presented below as of December 31, 2020 and 2019, and our summary consolidated statements of comprehensive loss and cash flow data presented below for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary condensed consolidated balance sheet data presented below as of September 30, 2021, and our summary condensed consolidated statements of comprehensive loss and cash flow data presented below for the nine months ended September 30, 2021 and 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results presented below are not necessarily indicative of the results to be expected for any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any full fiscal year.

The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
(in thousands, except share and per share data)	(Unaudited)
Consolidated statements of comprehensive loss data:
Revenues	$238,222	$214,953	$289,545	$312,054
Cost of revenues	120,161	111,472	147,732	160,845

Gross profit	118,061	103,481	141,813	151,209

Operating expenses
General and administrative	46,366	42,534	58,509	55,005
Research and development	7,341	5,134	7,167	5,945
Sales and marketing	29,338	29,460	38,395	48,517
Impairment of intangible asset (1)	22,259	—	—	—
Depreciation and amortization	22,636	27,135	35,955	39,149

Total operating expenses	128,210	104,263	140,026	148,616

(Loss) income from operations	(10,149)	(782)	1,787	2,593
Other (income) expenses
Other expense	10	102	118	308
Change in fair value of Private Warrants	(1,651)	—	—	—
Interest expense	37,584	38,303	50,659	48,377
Loss on debt extinguishment	7,257	—	—	7,203

Loss before income taxes	(53,349)	(39,187)	(48,990)	(53,295)
Income tax (benefit) provision	(97)	964	936	719

Net loss	$(53,252)	$(40,151)	$(49,926)	$(54,014)
Other comprehensive (loss) income, net of tax
Foreign currency translation	(3,559)	547	4,947	311

Total other comprehensive (loss) income, net of tax	(3,559)	547	4,947	311

Comprehensive loss	$(56,811)	$(39,604)	$(44,979)	$(53,703)

Net loss per share—basic and diluted	$(1.25)	$(0.94)	$(1.17)	$(1.27)

Weighted average shares outstanding—basic and diluted	42,577,128	42,529,017	42,529,017	42,425,295
Consolidated cash flow data:
Net cash provided by (used in) operating activities	$7	$25,307	$39,776	$(8,297)
Net cash used in investing activities	(9,708)	(11,501)	(14,059)	(15,218)
Net cash provided by (used in) financing activities	661	(13,438)	(18,595)	43,490

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
(in thousands)	(Unaudited)
Consolidated balance sheet data (at period end):
Cash and cash equivalents	$41,786		$51,201	$43,407
Total assets	$644,752		$679,746	$714,912
Current portion of long-term debt, net	$3,000		$10,948	$11,689
Long term debt—net of current portion	$499,183		$472,600	$468,932
Total stockholders’ equity	$84,712		$142,221	$183,765
Working capital	$109,122		$93,968	$100,103
Other financial data:
EBITDA (2)	$43,421	$35,179	$49,431	$52,692
Adjusted EBITDA (2)	$49,869	$43,841	$63,290	$68,723

(1)
Relates to a charge associated with our trademark intangible assets. See Note 1 – Organization, business and summary of significant accounting policies to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)
EBITDA and adjusted EBITDA are
non-GAAP
measures. See “Management’s Discussion and Analysis and Financial Condition and Results of
Operations—Non-U.S.
GAAP Financial Measures” for additional information, including a definition of how we calculate these measures, certain limitations regarding their use and a reconciliation thereof to the most directly comparable GAAP measure.

RISK FACTORS
This offering and an investment in our securities carries a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before you decide to purchase shares of our common stock. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common stock. Additionally, the
COVID-19
pandemic may amplify many of the risks discussed below to which we are subject and, given the unpredictable, unprecedented and fluid nature of the pandemic, it may materially and adversely affect us in ways that are not anticipated by or known to us or that we do not currently consider to present significant risk. Therefore, we are unable to estimate the extent to which the pandemic and its related impacts will adversely affect our business, financial condition and results of operations as well as our stock price following completion of this offering. See “Cautionary Statement Regarding Forward-Looking Statements.”
We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.
Privacy and Cybersecurity Risks
We collect, store, transmit, use, disclose and otherwise process personal and other regulated or confidential data, primarily on behalf of our clients, which subjects us to laws, governmental regulation and other legal and contractual obligations related to privacy and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and reputation.
We collect, store, transmit, use, disclose and otherwise process, which we refer to herein as “Process” or “Processing,” data that was collected from and about persons or their devices, including personal information, which is as defined broadly by relevant privacy and cybersecurity laws, and other regulated or confidential client data. In addition to terms in our contractual arrangements with clients, there are numerous federal, state, local and foreign laws, regulations and directives regarding privacy and the Processing and protection of such personal information and client data, the scope of which is continually evolving and subject to differing interpretations. We and our clients must comply with such laws, regulations and directives and we and our clients may be subject to significant consequences, including penalties and fines, for our failure to comply.
For example, on May 25, 2018, the GDPR replaced the Data Protection Directive 95/46/EC with respect to the Processing of personal information in the European Union. The GDPR imposes several stringent requirements for controllers and processors of personal information (including
non-E.U.
processors who Process personal data on behalf of E.U. controllers), including, for example, more robust internal accountability controls, a strengthened individual data rights regime, shortened timelines for mandatory data breach notifications, limitations on retention and secondary use of information and additional obligations when we contract with third parties in connection with the Processing of personal information. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the E.U. member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Complying with the GDPR has required us to implement additional internal processes to ensure that we Process personal information in a compliant way and we have regularly re-drafted
all our standard contracts to meet specific articles within the GDPR and new interpretations of the GDPR. As we continue to operate under the GDPR, compliance may become onerous and adversely affect our business, financial condition, results of operations and prospects.

In addition, following Brexit (the process by which the United Kingdom left the European Union), the United Kingdom enacted the Data Protection Act 2018, which implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of £17.5 million (sterling) or 4% of global turnover.
Furthermore, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on July 16, 2020, the
E.U.-U.S.
Privacy Shield Framework, which allowed for the transfer of personal data from the US to the EU, was invalidated by the European Court of Justice, or CJEU, and this was followed on September 8, 2020 by the invalidation of the equivalent
Swiss-US
Privacy Shield Framework. Three of our group companies were accredited under the
E.U.-U.S.
Privacy Shield Framework to legitimize the transfer of personal data from the EEA to the United States. Although the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism) upon which we rely for intra group transfers of personal information (and which is the most widely used transfer mechanism by our clients), it made clear that use of the standard contractual clauses must now be assessed on a case-by-case
basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. Additionally, the European Data Protection Board (assigned by the European Commission to oversee data privacy in the EU) has issued guidance concerning data transfers following these CJEU decisions which places a higher burden on compliance for data transfers. The European Union has recently re-issued
the standard contractual clauses which must be used for all new personal data transfers after September 27, 2021 (a sunset date for existing personal data transfers on December 27, 2022 means that any existing personal data transfers must be subject to the new standard contractual clauses by this date). The United Kingdom’s exit from the European Union has also imposed different requirements on personal data transfers which are currently subject to consultation by the United Kingdom’s Data Protection Authority. Given these legal developments and potential court cases concerning their validity, the long-term future of the standard contractual clauses remains uncertain, and we could be impacted by changes in law, including any future review of transfer mechanisms by the European courts or any supervisory authorities, which could require us to undertake substantial additional review of agreements on a going forward basis. If further legal bases for transferring personal information from Europe to the United States are invalidated, or if we are unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our solutions or could adversely affect our financial results.
The California Consumer Protection Act, or CCPA, which became effective on January 1, 2020, introduced the most stringent data privacy laws in the United States to date, though several other states have passed or are in the process of passing laws and regulations governing privacy of their residents. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and affords such residents expanded rights to access and delete their personal information and certain opt-out rights for sales of personal information. The CCPA includes a private right of action for certain data breaches, with potential for severe statutory damages. In November 2020, California voters passed the California Privacy Rights Act of 2020, or the CPRA. The CPRA further expands the CCPA, imposing additional data privacy compliance requirements that may impact our business, and establishing a regulatory agency dedicated to enforcing those requirements. In addition, Virginia enacted the Virginia Consumer Data Protection Act, creating the second comprehensive U.S. state privacy law, which will take effect on January 1, 2023, and Colorado enacted the Colorado Privacy Act, which will go into effect partially on July 1, 2023; both laws are substantively similar to the CCPA and the CPRA in many respects, but also include their own unique compliance requirements. Certain aspects of the interpretation and enforcement of these laws remain uncertain as regulating bodies in these jurisdictions continue to work out applicability and scope of the laws and regulations. Comprehensive privacy laws have also been proposed in several other states and at the federal level. The effects of such laws could be significant and may require us to modify our data Processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the Processing and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. Companies like ours that operate on a national and international scale are responsible for monitoring and complying with the patchwork of state requirements in the United States as well as other jurisdictions worldwide.
Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others (including clients), a loss of client confidence, damage to our brand and reputation or a loss of clients, any of which could have an adverse effect on our business. In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that personal information regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit personal information Processing to within individual countries could increase our operating costs significantly and require that we establish a physical presence in a country or region where we otherwise may not have opened any facilities.
Additionally, in connection with some of our product initiatives, we expect that our clients may increasingly use our cloud services to Process personal information and other regulated data. While we include privacy or information security obligations in our contracts, new jurisdictional legal requirements, in particular those from the E.U., may make it so that we will be unable to do business without more stringent obligations. Any failure by us to timely amend client contracts to conform to changing data protection laws, or to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy or information security commitments contained in our contracts could result in proceedings against us by governmental entities or others, including individual rights of action, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused upon any liability we may have as a result of lawsuits or regulatory actions could also harm our reputation or otherwise impact the growth of our business. Furthermore, although we market and sell products to our clients to help them comply with federal, state, local and foreign laws, regulations and directives, including the GDPR, our clients are responsible for ensuring they are in compliance with such laws, regulations and directives. Any failure by our clients to comply could result in significant consequences to them, including penalties and fines, and despite the existence of contractual exclusions and marketing disclaimers which make their responsibility for their own compliance clear, our clients may file claims or seek indemnification from us, which may result in reputational harm and require us to expend time, effort and costs to defend such claims or respond to indemnification requests. Our standard terms of business include caps on liability, where legally permitted, but these may be challenged by clients and disapplied by a court in any judgment against the Company.
In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually apply to our clients or us. Any significant change to applicable laws, regulations, directives or industry practices regarding the Processing of our clients’ data, or regarding the manner in which the legal basis for Processing, such as express or implied consent of clients for the Processing of such data, is obtained, could require us to modify our solutions and features, possibly in a material manner, and may limit our ability to develop new solutions and features that make use of the data that our clients voluntarily share with us. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties or our privacy-related legal obligations or any compromise of security that results in the unauthorized access to, use, release or transfer of personal information or other client data, may result in governmental enforcement actions, litigation, negative media attention or public statements against us by consumer advocacy groups or others and could cause our clients to lose trust in us, which would have an adverse effect on our reputation and business. Our clients may also accidentally disclose their passwords or store them on a mobile device that may be lost or stolen, resulting in unauthorized access to their data and creating the perception that our systems are not secure against third-party access. Additionally, if employees or third parties that we work with, such as contractors, vendors or developers, violate applicable laws or our policies, such violations may also put our clients’ information at risk and could in turn have an adverse effect on our business.
We have expanded our involvement in the delivery and provision of cloud computing through business alliances with various providers of cloud computing services and software and expect to continue to do so in the future. The application of U.S. and international data privacy laws to cloud computing vendors is uncertain, and our existing contractual provisions may prove to be inadequate to protect us from claims for data loss or regulatory noncompliance made against us resulting from the failures of cloud computing providers which we may partner with. While we do seek to limit our liability for such claims in our contractual agreements with clients, the failure to comply with data protection laws and regulations by our business partners who provide cloud computing services could have a material adverse effect on our business. Cloud computing providers typically do not offer terms that match the commercial terms sought by our clients. We will need to modify our procurement processes in response to changing client and regulatory demands. If we fail to do so correctly, or in a timely manner, we may experience disruptions in client relationships, or receive regulatory inquiries or be the subject of government enforcement actions, which may in turn cause a material loss in revenues or damage our brand and reputation.
Any actual or perceived failure, or any allegations of failure to comply with governmental regulation and other legal obligations related to privacy and information security could adversely affect our business, financial condition and results of operations.
Our products, SaaS offerings, website and networks may be subject to intentional or accidental disruption, or unauthorized access, that could adversely affect our reputation and business.
Despite our precautions and significant ongoing investments to protect against security risks such as data breaches, cyber-attacks and other intentional or accidental disruptions of or unauthorized access to our products, offerings and networks, in light of our business and types and sensitivity of the information we store on behalf of clients, we have been and expect to continue to be an ongoing target of attacks specifically designed to breach or interrupt our networks and systems, which could harm our reputation and result in litigation, fines and penalties. Sophisticated actors may attempt to penetrate our network security or the security of our website and misappropriate proprietary or other information such as personal information or cause interruptions to our solutions. Our products may come under focused threats and attacks and we or our clients may suffer data loss or unauthorized access as a consequence of such attacks on our products. Such cyber-attacks threaten to misappropriate our or our clients’ proprietary or personal information and cause interruptions of our information technology solutions. Because the techniques used by unauthorized persons to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate or detect these techniques. Further, if unauthorized access or sabotage remains undetected for an extended period of time, the effects of such breach could be exacerbated. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and networks. We have experienced and defended against threats to our systems and security including malware, phishing attacks and Distributed Denial of Service attacks. For example, in 2020 a phishing attack resulted in certain client correspondence being made available to an unauthorized email account for a period of time. This incident was remediated and the investigation showed that the phishing attack did not affect any of our other computer systems, databases or networks, including those systems used to host or transfer client data, and that it was an isolated incident. While this incident and other unsuccessful attempts have not had a material adverse effect on our business to date, we may experience more serious incidents in the future. Our exposure to cybersecurity threats and negative consequences of cybersecurity breaches will likely increase as we store increasing amounts of our clients’ data in cloud-based environments.
We outsource a number of our internal business functions to third-party contractors, and some of our client facing business operations depend, in part, on the success of our contractors’ own cybersecurity measures. We also partner with cloud service providers for some client solutions. Similarly, particularly for the Data & Storage Technology business, we rely upon distributors, resellers, system vendors and systems integrators to sell our products and our sales operations depend, in part, on the reliability of their cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential information and deploy our IT resources in a safe and secure fashion and in accordance with our policies so as not to expose our network systems to security breaches and the loss of or unauthorized access to data. Accordingly, if our cybersecurity systems, policies and procedures, and those of our contractors, partners and vendors fail to protect against unauthorized access, cyber-attacks or the mishandling or misappropriation of information by our employees, contractors, partners or vendors, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property and other proprietary data, could be stolen or mishandled;

•
our sensitive or proprietary data or the sensitive and proprietary data of our clients could be rendered unavailable through a ransomware or other cyberattack, resulting in potentially significant service disruptions, negative publicity, and loss of business;

•
our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored and secured;

•
our ability to process client orders and electronically deliver products and solutions could be lost or degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;

•
defects and security vulnerabilities could be exploited or introduced into our products or our cloud offerings, thereby damaging the reputation and perceived reliability and security of our products and solutions and potentially making the data systems of our clients vulnerable to further data loss and cyber incidents; and

•	personal information, protected health information, or PHI or other confidential data of our clients, employees and business partners could be accessed without authorization, stolen or lost.
Should any of the above events occur, we could be subject to significant claims for liability from our clients, consumers and other third parties and regulatory actions from governmental agencies, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. The regulatory and contractual actions, litigations, investigations, fines, penalties and liabilities relating to data breaches that result in losses of personal information, PHI or credit card information of users of our solutions can be significant in terms of fines and reputational impact, and necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages. Consequently, our business, financial condition and results of operations would be adversely affected.
Risks Related to Our Business and Industry
An outbreak of disease or similar public health threat, such as the
COVID-19
pandemic, could have an ongoing adverse effect on the Company’s business.
We are vulnerable to the general economic effects of disease outbreaks and similar public health threats.
COVID-19
began to spread globally in late 2019 and was declared a pandemic by the World Health Organization and continues to impact worldwide economic activity. A public health pandemic, including
COVID-19,
poses the risk that we or our employees, contractors, suppliers, clients and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. KLDiscovery was eligible for federal government stimulus incentives, including U.S. payroll tax deferral and employee retention tax credits. For the year ended December 31, 2020, we have deferred $4.0 million in payroll taxes, of which we will repay $2.0 million by December 31, 2021 and

$2.0 million by December 31, 2022. As of December 31, 2020, we have claimed tax credits of $1.8 million, primarily related to the retention of our employees, which we do not have to repay, and to date we have filed claims for an additional $1.4 million of such employee retention credits.
Our business has been adversely, and may be materially adversely affected, by the
COVID-19
pandemic and the global response. Primarily due to the impact of
COVID-19,
our revenues decreased by $22.6 million, or 7.2%, to $289.5 million for the year ended December 31, 2020 as compared to $312.1 million for the year ended December 31, 2019 as many clients delayed new litigation and court systems closed for a period of time and have been slow to reopen. The
COVID-19
pandemic has also adversely affected many industries as well as the economies and financial markets of many countries, in some countries causing a significant deceleration of economic activity. This slowdown at times reduced production, decreased demand for a broad variety of goods and services, diminished trade levels and led to corporate downsizing and increased unemployment. We also saw significant disruption of and have continued to see extreme volatility in the global capital markets, which could increase the cost of, or entirely restrict access to, capital. The impact of the pandemic on the United States and world economies is uncertain and, unless the pandemic is eventually contained, these adverse impacts could continue or worsen, impacting all segments of the global economy, and could result in a significant recession or worse, any of which could impact our business.
Considerable uncertainty still surrounds the pandemic and the new strains identified globally as well as the extent and effectiveness of responses taken on a local, national, and global level, including the roll-out
and long-term efficacy of vaccines. While we expect the pandemic and related events will have a negative effect on our business and could accelerate or magnify one or more of the risks described elsewhere in this prospectus, the full extent and scope of the impact on our business and industry as well as on national, regional and global markets and economies is highly uncertain and cannot be predicted. Accordingly, our ability to conduct our business in the manner and on the timelines previously done or presently planned could be adversely affected. Any of the foregoing risks, or other direct or indirect effects of the
COVID-19
pandemic that are not currently foreseeable, could adversely affect our business, financial condition and results of operations.
We operate in highly competitive markets and our inability to effectively compete may adversely affect our business.
The markets for our products and solutions are highly competitive and are subject to rapid technological changes and evolving client demands and needs. We compete on the basis of various factors, including product functionality, product integration, platform coverage, quality of service interoperability with third-party technologies, ability to scale and price products and solutions, worldwide sales infrastructure, global technical support, name recognition and reputation.
Our competitors vary in size, scope and breadth of the products and solutions they offer and include software vendors that offer software products that directly compete with our product offerings. In our Data & Storage Technology business, we face growing competition from network equipment, computer hardware manufacturers, large operating system providers and other technology companies that increasingly develop and incorporate into their products storage, server management software and backup that compete at some levels with our product offerings. Our competitive position could be materially adversely affected if our clients perceive the functionality incorporated into these products as a replacement for our products. Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience, and sometimes have more established positions in certain product lines and geographies than we do. We also compete with smaller and sometimes newer companies, some of which are specialized with a narrower focus than our company, and face competition from other eDiscovery and data management solutions providers. Our competitors invest significantly in research and development as well as sales and marketing. We also face competition from the backup solutions offered by cloud IT providers. It is also possible that certain of our clients have the resources to develop their own products or solutions that could be competitive with our offerings.

Our competitors may be able to more quickly adopt new or emerging technologies or address client requirements and new and emerging technologies may allow startup companies to more quickly enter the market than in the past. We may also face increased competition from companies that provide more in-depth
offerings, adapting their products and solutions to meet the demands of their clients or combining with one of their competitors to enhance their products and solutions. A number of our principal competitors may continue to make acquisitions to improve the competitiveness of their offerings. Increased competition could cause, among other things, price reductions of our products, reduced profitability and loss of market share. To competitively serve the needs of our existing clients and to attract new clients, we must continue to:

•	enhance and improve our existing products and solutions (such as by adding new content and functionalities);

•	develop new products and solutions;

•	invest in technology; and

•	strategically acquire additional businesses and partner with other businesses in key sectors that will allow us to offer a broader array of products and solutions.
If we fail to effectively compete, our business, financial condition and results of operations would be adversely affected.
Our continued growth depends in large part upon achieving significant market acceptance of Nebula or other new solutions we may develop in the future and we may not be successful in attaining such market acceptance.
Nebula is a relatively new offering and we have not derived a significant percentage of our Company’s historical revenue from its sales. The commercial success of Nebula or other new solutions we may offer will depend, in part, upon the degree of market acceptance by our existing and prospective client base. The degree of market acceptance of Nebula and any other solution we may develop in the future will depend on several factors, including the potential and perceived advantages of that solution as compared to other existing alternatives, our ability to offer the solution at competitive prices, the convenience and ease of use of the solution and the strength of our marketing and sales efforts. Any new or otherwise novel solution that we commercialize may not gain acceptance with one or more client groups, meaning we may not generate significant incremental revenue from Nebula. Efforts to educate our existing and prospective clients on the benefits of Nebula, or any other new offering we may develop as compared to other solutions we and our competitors offer, will require committing significant financial and other resources, including the time of our management, sales and marketing teams, and these efforts may not be successful. Further, even if Nebula or another new solution gains some market acceptance, it may nonetheless fail to gain sufficient traction to generate significant additional revenue. We may also over-estimate the size of the potential market for new products such as Nebula. If Nebula does not achieve widespread acceptance, or in the future if there is a reduction in demand for Nebula caused by a lack of client acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, our business, financial condition and results of operations could be adversely affected.
Our business depends on clients increasing their use of our solutions and services and any decline in their use of our solutions and services or failure to grow revenues with existing clients could adversely affect our business.
Our ability to grow and generate incremental revenue depends, in part, on our ability to maintain our relationships with existing clients and to grow their usage of our solutions and services. Most of our clients do not have long-term contractual financial commitments to us and, therefore, most of our clients, particularly those under usage-based or project-based arrangements, may reduce or cease their use of our solutions and services at any time, with little or no notice and without incurring any financial penalties. Clients on subscription-based arrangements may choose not to renew their agreement with us. Clients may reduce or terminate their use of our solutions and services or choose not to renew their agreement(s) with us for any number of reasons, including the settlement or other resolution of legal matters, reductions in the volume of major legal matters, budget constraints, dissatisfaction or negative perceptions regarding the reliability of our solutions and services, changes in our clients’ underlying businesses and financial conditions, changes in the type and size of our clients, pricing changes, legal industry trends from litigation toward alternative forms of dispute resolution, competitive conditions and general economic conditions. In addition, even if our clients expand their usage of our solutions and services, we cannot guarantee that they will maintain those usage levels for any meaningful period of time. Existing clients may also negotiate lower rates for their usage in exchange for an agreement to renew, enter into a subscription agreement, expand their usage in the future or adopt new solutions and services. As a result, the revenue we derive from consistent usage levels may decrease over time. If existing clients reduce their usage of or rates of payment for, or do not continue to use our solutions and services, our business, financial condition and results of operations could be adversely affected.
Our future growth and financial performance also depends in part on our ability to expand our existing client relationships by increasing usage, increasing the number of clients on subscription-based agreements and selling additional solutions and services to our existing clients. The rate at which our clients purchase solutions and services from us depends on a number of factors, including our ability to develop additional solutions and services and the quality of such applications, general economic conditions and pricing and services offered by our competitors. If our efforts to increase usage, increase the number of clients on subscription-based agreements and sell additional solutions and services to our clients are not successful, our business, financial condition and results of operations may be adversely affected.
If we are unable to attract new clients, our business, financial condition and results of operations will be adversely affected.
We must attract new clients to continue to grow our business and our success in doing so will depend to a substantial extent on the widespread adoption of our solutions and services, including Nebula, by new clients. Achieving new client growth may require significant and costly sales efforts and will depend on the effectiveness of our sales organization. A number of factors, many of which are beyond our control, could impact our ability to acquire new clients, including, but not limited to, our competitors’ offerings, prospective new clients’ commitments to other providers, the real or perceived cost of switching to our solutions or services, our failure to develop and maintain relationships with prospective clients and our partner ecosystem, our failure to help clients successfully deploy our solutions and services, negative media or industry commentary regarding us or our offerings, the general level of litigation activity, and our failure to expand, retain and motivate our sales and marketing personnel. Any failure to grow our existing client base as a result of these or other factors could adversely affect our business, financial condition and results of operations.
We may need to change our pricing models in order to compete successfully.
General economic and business conditions together with intense competition in the sales of our products and solutions place pressure on us to reduce prices for our software and solutions, and we frequently encounter aggressive price competition. If our competitors offer deep discounts on certain products or solutions or develop products that the marketplace considers more valuable than ours, we may need to lower our prices or offer other incentives in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results or require that we offer our products or solutions at, or in certain cases, below our cost. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing of both our on-site
software business and our cloud business, as well as overall demand for our on-site
software product and solutions, which could reduce our revenues and profitability.
Industry pricing models are evolving, and we anticipate that clients may increasingly request alternative pricing models. These pricing models may exacerbate existing pricing pressures, require investments in different product solutions or place us at a competitive disadvantage relative to our competitors. Moreover, the use of evolving technology by our clients to develop more complex pricing models may lead to additional pricing pressures. If we are unable to adapt our operations to these evolving pricing models, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.
Any broad-based change to our prices and pricing policies could cause our revenues to decline or be delayed as our sales force implements, and our clients adjust to, such new pricing policies. Some of our competitors may bundle products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for certain of our products. If we do not adapt our pricing models to reflect changes in client use of our products or changes in client demand, our revenues could decrease. An increase in open source software distribution may also cause us to change our pricing models.
Any of the foregoing risks with respect to our pricing policies could adversely affect our business, financial condition and results of operations.
Our ability to expand our operations and maintain or increase our revenue is dependent on the quality of our client service and support services, and our failure to provide high level service could have an adverse effect on our business.
Our clients depend upon our client service and support staff to meet their eDiscovery needs and they demand high-quality support services. Failure to meet that demand could negatively affect our reputation in the marketplace and could adversely affect sales of our services and solutions. Further, we may be unable to respond quickly enough to accommodate short-term increases in client demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our clients. Further client demand for these services could increase our costs and adversely affect our operating results. Any failure to respond to the foregoing or other related risks could adversely affect our business, financial condition and results of operations.
If we are unable to develop new and enhanced products and solutions that achieve widespread market acceptance, or if we are unable to continually improve the performance, features and reliability of our existing products and solutions or adapt our business model to keep pace with industry trends, our business could be adversely affected.
The markets in which we compete are characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing client needs. We believe that key competitive factors in the markets we serve include the breadth and quality of professional services, system and software solutions, product integration, platform coverage, the stability of our information systems, the features and capabilities of our product and solutions, the pricing of our products and solutions, and the potential for future product and solution enhancements. Our future success depends in part on our ability to keep pace with technological changes and to respond to the rapidly changing needs of our clients by developing or introducing new products, product upgrades and solutions on a timely and cost-effective basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. Clients may require features and capabilities that our current products and solutions do not have, such as remote collections from mobile phones. We need to successfully respond to significant market challenges to our existing product portfolio as well as invest in new growth areas based on our core technical capabilities. Our failure to develop products and solutions that satisfy client preferences in a timely and cost-effective manner may harm our ability to maintain relationships with existing clients, as well as our ability to create or increase demand for our products and solutions, and may materially adversely affect our operating results. As competition in the IT industry increases, it may become increasingly difficult for us to maintain a technological advantage and to leverage that advantage toward increased revenues and profits. New product development and introduction involve a significant commitment of time and resources and are subject to a number of risks and challenges including:

•	managing the length of the development cycle for new products and product enhancements, including the continued development of Nebula, which can fluctuate as new features are developed;

•	designing and marketing products and professional services solutions that will be adopted by our client base as well as attract new clients for our technology;

•	managing clients’ transitions to new products and solutions;

•	adapting to emerging and evolving industry standards and to technological developments by our competitors and clients;

•
extending the operation of our products and solutions to new and evolving platforms, operating systems, operating environments and models, including support of new workloads and data management technologies, and hardware products;

•	clients’ ability to upgrade to the most current versions of software to take advantage of new functionalities;

•	reacting to trends and predicting which technologies will be successful and develop into industry standards;

•	tailoring our business and pricing models appropriately as we enter new markets and respond to competitive pressures and technological changes;

•	extending or creating technology alliances with other key technology players in our industry;

•	managing new product and solutions for the markets in which we operate;

•	addressing trade compliance issues affecting our ability to ship our products;

•	developing or expanding efficient sales channels; and

•
obtaining sufficient licenses to technology and technical access from proprietary software providers, open source software providers and operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems.

If we are not successful in managing these risks and challenges, if our new products, product upgrades and solutions are not technologically competitive or do not achieve market acceptance, or if our efforts are more costly or resource-intensive than anticipated or fail to achieve the expected outcomes, our business, financial condition and results of operations could be adversely affected.
Technology and Intellectual Property Related Risks
Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and solutions and adversely affect our business.
We are heavily reliant on our technology and infrastructure to provide our products and solutions to our clients. For example, we provide solutions through computer hardware that is located in our 9 global data centers around the world as well as in cloud-based data centers offered through the Microsoft Azure Cloud. Our physical data centers are vulnerable to damage, interruption or performance problems from earthquakes, floods, fires, power loss, terrorist attacks, telecommunications failures and similar events. They are also subject to break-ins,
computer viruses, sabotage, intentional acts of vandalism and similar misconduct. The occurrence of any of these events, a decision to close a data center, or other unanticipated problems could result in interruptions in the delivery of certain of our products and solutions.
Any errors, defects, disruptions or other performance problems with our systems, products and solutions could reduce our revenue, cause us to issue credits or pay penalties, cause clients to terminate their agreements with us, commence or threaten litigation against us, harm our reputation and damage our clients’ businesses. We have experienced and may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, natural disasters, power outages, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously, fraud or security attacks. Further, use of our solutions typically requires network and internet connectivity and our clients may experience disruptions, outages and other performance problems with their network or internet access independent of whether our systems are operating normally, which could affect their ability to use our products and solutions. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time or at all. Interruptions in our products and solutions could cause clients to cease doing business with us and adversely affect our reputation. In addition, our business would be harmed if any events of this nature caused our clients and potential clients to believe our solutions are unreliable. Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations and any failure to do so could adversely affect our business, financial condition and results of operations.
Defects, disruptions, performance problems or risks related to the provision of our product offerings could impair our ability to deliver our solutions and could expose us to liability, damage our brand and reputation or otherwise negatively impact our business.
Certain of our products and solutions utilize software solutions developed by us or third parties for our clients’ needs, and new releases of software products are issued to our clients periodically. Complex software products, such as those we offer, may contain undetected errors or defects, especially when they are first introduced or new versions are released. Despite testing, these undetected errors may be discovered only after a product has been installed and used either in our internal processing system or by our clients, and could result in unanticipated service interruptions or other performance problems and cause damage to our clients’ businesses. If that occurs, clients could elect not to renew with us, to delay or withhold payment to us, or to make warranty or other claims against us, and we could be obligated to provide service credits based on our failure to meet service level commitments, which could result in additional expense and risk of litigation.
We believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective products and solutions. The occurrence of errors in our products or solutions, the discovery of security vulnerabilities or the detection of bugs by our clients may damage our reputation in the market and our relationships with our existing clients, and as a result, we may be unable to attract or retain clients.
In addition, because our products and solutions are used to manage data that is often critical to our clients, they may have a greater sensitivity to defects in our products than to defects in other, less critical, applications. As a result, the licensing and support of our products and solutions involve the risk of product liability claims. Our license agreements with our clients typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in our license agreements vary and may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against product liability may not be adequate to cover all potential claims.
Any of the foregoing risks or others related to defects, disruptions, or performance problems related to the provision of our product and solutions could adversely affect our business, financial condition and results of operations.
Our products and solutions use third-party open source software components, and the failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our products and services.
A large number of our proprietary software and applications are built on commonly used “open source” licenses, which carries its own unique risks. Some open source licenses contain terms that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine, distribute, link or convey our proprietary software together with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software. These scenarios could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time and resources to re-engineer
some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.
Use of open source software can also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our systems. In addition, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Any of the foregoing or other risks related to the use of open source software could adversely affect our business, financial condition and results of operations.
The terms of many open source licenses have not been interpreted by U.S. or foreign courts and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products and solutions. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. While we employ practices designed to monitor compliance with third-party open source software licenses and to protect our proprietary source code, we generally do not run a complete open source license review and may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance
or breach of contract, If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer
our platform, to discontinue or delay the provision of our platform if re-engineering
could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.
The unavailability of third-party technology could materially adversely affect our business.
We license certain eDiscovery-related software from third parties and incorporate or integrate such components into and with our solutions and products. For instance, we integrate third-party solutions licensed from certain providers such as Relativity, a key supplier of one of our eDiscovery platforms, with our eDiscovery solutions and products. While we have developed our own proprietary platforms, certain third-party software, such as that licensed from Relativity, has become central to the operation and delivery of our eDiscovery solutions and products.
Certain of our third-party software license contracts expire within the next one to three years and may be renewed only by mutual consent. For instance, our license agreement with Relativity expires on June 30, 2024. There is no assurance that we will be able to renew these contracts as they expire or that such renewals will be on the same or substantially similar terms or on conditions that are commercially reasonable to us. If we fail to renew these contracts as they expire, we may be unable to offer certain eDiscovery-related solutions and products to our clients. In addition, our third-party software licenses are non-exclusive.
For example, all of our primary competitors in the eDiscovery business use Relativity in connection with their eDiscovery platforms (in addition to any proprietary platforms that they may own themselves).

If certain of our third-party licensors were to terminate our licenses, change their product offerings, cease actively supporting their existing technologies, fail to update and enhance their technologies to keep pace with changing industry standards, encounter technical difficulties in the continued development of their technologies, significantly increase prices, suffer significant capacity or supply chain constraints or suffer other disruptions, we would need to identify alternative suppliers and incur additional internal and/or external development costs to ensure continued performance of our eDiscovery-related solutions and products. Such alternatives may not be available on attractive terms, or at all, or may not be as widely accepted or as effective as the software provided by our existing suppliers. If the cost of licensing or maintaining this third-party technology significantly increases, our margins could significantly decrease. In addition, interruptions in the functionality of our solutions and products resulting from changes in or with our third-party licensors could adversely affect our commitments to clients, reputation, future sales of our services and products solutions, and materially and adversely affect our business, financial condition and results of operations.
We utilize various web service providers, such as Microsoft Azure, for the delivery of our cloud-based products. These solutions are operated by third parties that we do not control and that could require significant time to replace. We expect this dependence on third parties to continue. These systems are vulnerable to damage or interruption and have experienced interruptions in the past. A prolonged web service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our clients and could damage our reputation with current and potential clients, expose us to liability, cause us to lose clients or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the web services we use. Interruptions in these third party-services on which we rely could affect the security or availability of our products and cloud infrastructure and could have a material adverse effect on our business. In addition, these web services providers may generally terminate our agreements for convenience upon providing some nominal period of notice and may terminate our agreements for cause if a breach by us has not been cured within a short time period. In the event that our service agreements are terminated, or there is a lapse of service, elimination of web services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platforms as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting
our solutions for deployment on a different cloud infrastructure service provider, any of which may adversely affect our business, financial condition and results of operations.
If we encounter difficulties as we implement our new consolidated business systems, our business may be adversely affected.
We are in the process of implementing new consolidated business systems across our global operations which we expect to complete in the second half of 2022. We rely on our IT to help us effectively manage our client relationships, sales information, order processing and support and marketing services, and we anticipate that the implementation of new consolidated business systems will improve our processes. However, implementations such as these are complex and time-consuming projects that require transformations of business and finance processes, and there is a risk that implementation of these new systems will not achieve these expected benefits as quickly as anticipated or at all. In addition, there can be no assurance that there will not be errors, delays or other related issues resulting from the transition to our new business systems and adjustments to associated business processes, or that we will be able to fix any error or issue. These risks include loss of information, the compromise of data integrity and control systems and the potential disruption to our normal business operations and financial reporting processes. Additionally, if the new system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected and our ability to assess those controls adequately could be delayed. Such errors, interruptions, delays or other issues may also result in unanticipated costs or expenditures and divert the attention of key senior management away from other aspects of our business, any of which may adversely affect our business, financial condition and results of operations.

If we do not protect our proprietary rights and information and prevent third parties from making unauthorized use of our products and technology, our business could be adversely affected.
Most of our products and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures, and through copyright, patent, trademark and trade secret laws of the United States and international jurisdictions. In addition, we use licenses, non-disclosure
agreements and other agreements to restrict the use of our products by our clients and other third parties. However, all of these measures afford only limited protection and may be challenged, invalidated, disregarded, declared unenforceable or circumvented by third parties, subject to government march-in
or sovereign rights or compulsory licensing, sunshine laws or be subject to freedom of information requests or court-ordered public disclosure, and we may not have effective remedies to protect our proprietary rights. Third parties may copy, reverse engineer all or portions of our products and underlying technology or otherwise misappropriate, disparage, dilute, steal, otherwise improperly use, distribute or sell our proprietary technology without authorization. Moreover, we may not be able to obtain effective protection for the technology underlying our new products and solutions as they are developed. For example, any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the protection we seek, if at all. Furthermore, confidentiality procedures and contractual provisions can be difficult to enforce and, even if successfully enforced, may not have effective remedies available to ameliorate unauthorized use or disclosure of our intellectual property.
Third parties may also develop similar or superior technology by designing around our patents and the other intellectual property protections or independently developing technology that does not infringe, misappropriate or violate our intellectual property rights. Our intellectual property may also be replaced or rendered obsolete by new technologies to which we have no right of use or can only acquire such use at unreasonable or unsustainable costs. Furthermore, the laws of some foreign countries do not offer the same level of protection or enforcement of our proprietary rights as the laws of the United States, and we may not be able to prevent unauthorized use of our products in those countries. For example, for some of our products, we rely on “shrink-wrap” or “click-wrap” licenses, which may be unenforceable in whole or in part in some jurisdictions in which we operate. The unauthorized sale, distribution or use of our products or proprietary technology could result in reduced sales of our products, or diminish our brand and reputation. Any legal action to protect proprietary technology that we may bring or be engaged in with a client, strategic partner or vendor could adversely affect our ability to access software, operating systems and/or hardware platforms of such client, partner or vendor, or cause such partner or vendor to choose not to offer our products to their clients. In addition, any legal action we engage in to protect our proprietary technology could be costly, may distract management from day-to-day
operations and may lead to additional claims against us, and we may not succeed; any of which could adversely affect our business, financial condition and results of operations.
Third party claims of intellectual property infringement could cause us to incur significant expenses and restrict or otherwise adversely affect our business.
The software and internet industries are characterized by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past, and may receive in the future, communications from third parties alleging infringement of their intellectual property rights, including claims regarding patents, copyrights, trade secrets and trademarks. We also incorporate technology from third parties into our software and systems and, as such, cannot be certain that these licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may offer our products and solutions. Because of the constant technological change in the markets in which we compete and the extensive coverage of intellectual property protection for existing technologies, including software patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights.

Any such intellectual property claim, with or without merit, could result in costly litigation and distract management from day-to-day
operations, and the outcomes of such claims are inherently uncertain. Also, because of the significant amount of discovery required in connection with intellectual property litigation, we may risk compromising confidential or proprietary information if litigation ensued. If we are not successful in defending such claims, we may be subject to an injunction or other restrictions that could require us to stop selling, delay shipments of or redesign our products, stop offering (or temporarily stop offering) our solutions to others, pay royalties, fines or other monetary amounts as damages, enter into royalty or licensing arrangements or satisfy indemnification obligations that we have with some of our clients. There is no assurance that any royalty or licensing arrangements we may seek in such circumstances will be available on commercially reasonable terms or at all. In addition, certain client agreements require us to indemnify our clients for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim. While our standard client agreements include contractual caps on liability, there is no guarantee that these would be upheld by a court. At times, even if we believe a suit is without merit, we may determine it is prudent to settle it in a way that restricts our use of the technology or requires us to pay monetary amounts. We have made and expect to continue making significant expenditures to preempt, investigate, defend and settle claims related to the use of technology and intellectual property rights, including trademarks, as part of our strategy to manage this risk. However, any alleged infringement or other violation of a third party’s intellectual property rights could adversely affect our business, financial condition and results of operations.
Other Business Risks
We have a history of losses and may not be able to achieve or sustain profitability in the future.
We may not be able to increase the amount of revenues or cash flow we generate, and we might continue to incur net losses for some time as we continue to grow. We have experienced net losses for a number of years, including net losses of $53.3 million, $49.9 million and $54.0 million for the nine months ended September 30, 2021 and the fiscal years ended December 31, 2020 and 2019, respectively, and we may incur net losses in the future. As of September 31, 2021, we had an accumulated deficit of $308.7 million. It is difficult for us to predict our future results of operations, and we expect our operating expenses to increase significantly over the next several years as we continue to grow our business, hire additional personnel, expand our operations and infrastructure and invest in research and development. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future.
If we do not continue to attract, motivate and retain members of our senior management team and key employees, we may be unable to expand our products and solutions or effectively manage or grow our business.
Our future success depends upon the continued service and performance of our senior management team and key technical and sales personnel. If we lose any of our senior management term or key technical and sales personnel, we may be unable to effectively manage our current and future operations.
Our success and future growth depend upon our ability to attract, train, motivate and retain highly qualified technical, managerial, and sales and marketing employees in order to implement our corporate development strategy and operations. In particular, our ability to increase our client base and usage of our solutions, including Nebula, will significantly depend on our ability to expand our marketing and sales teams and execute our sales strategy. There is a limited pool of employees who have the requisite skills, training and education. We face intense competition for qualified individuals from numerous technology, software, startup and emerging growth companies, which are active in many of the technical areas and geographic regions in which we conduct product development. Attracting and retaining highly skilled employees will be costly as we offer competitive compensation packages to prospective and current employees. For example, we have agreed to provide payments to various current employees in connection with certain changes of control, and such payments may, in the aggregate, be material to us. If we are unable to continue to successfully recruit and retain the most skilled and capable senior managers and key technical and sales employees, our ability to implement our business plan, growth strategy and develop and maintain our software and solutions, including Nebula, could be adversely affected, any of which could adversely affect our business, financial condition and results of operations.
If we are unable to maintain, promote or expand our brand through effective marketing practices, our brand and business could be adversely affected.
We believe that maintaining and promoting our brand in a cost-effective manner is critical to retaining and expanding our client base. We have invested considerable money and resources in the establishment and maintenance of our brand, and we will continue to invest resources in brand marketing and other efforts to continue to preserve and enhance consumer awareness. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business, financial condition and results of operations could be adversely affected.
We utilize internet search engines such as Google, principally through the purchase of keywords, to generate additional traffic to our websites. The number of users we attract from search engines to our websites is due in large part to how links to our websites are displayed on search engine results pages. Search engines frequently update and change the algorithm that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a significant amount of traffic is directed to our websites through our participation in pay-per-click
and display advertising campaigns on search engines. If a major search engine changes its algorithms or results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites, our business, financial conditions and results of operations would be adversely affected.
We have acquired businesses in the past, and we may consider opportunities in the future to acquire other companies, assets or product lines that complement or expand our business. Risks related to acquisitions and the integration of businesses we may acquire could have an adverse effect on our business.
In the past we have grown through acquisition and we may continue to do so in the future. Achieving the anticipated benefits of any acquisitions depends on a number of factors, including whether we can identify and execute on suitable acquisition targets as well as integrate new businesses in an efficient and effective manner. The acquisition and integration of any acquired businesses involves a number of risks, including, but not limited to: the complexity, time and costs associated with the acquisition and integration process, the diversion of management’s time and attention, the assumption of liabilities of the acquired businesses, including unknown liabilities and litigation related to the acquired business, the impairment of relationships with our existing clients and business partners or of those of the acquired business and the addition of acquisition-related debt as well as increased expenses and working capital requirements.
The successful acquisition and integration of any businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened product and solutions and expanded geographic market coverage, and eliminate redundant and excess costs to fully realize the expected synergies. Because of difficulties in combining operations and systems which may not be fully compatible and may be geographically distant, we may not be able to achieve the financial strength and growth and other benefits we anticipate from an acquisitions. Any failure to integrate acquired businesses and operations efficiently and effectively or fail to realize the benefits we anticipate could adversely affect our business, financial condition and results of operations.
Our international business operations subject our business to additional risks.
We have significant international operations with 32 locations in 19 countries, including data centers in Canada, England, France, Germany, Ireland and Japan. We may expand our international operations if we identify growth opportunities. Our international operations are subject to the following risks, among others:

•	foreign certification, licensing and regulatory requirements, which may be substantially more complex or burdensome than our domestic requirements;

•	risk associated with selecting or terminating partners for foreign expansion, including marketing agents, distributors or other strategic partners for particular markets;

•	risk associated with local ownership and/or investment requirements, as well as difficulties in obtaining financing in foreign countries for local operations;

•	reduced protection of confidential consumer information in some countries;

•	political unrest, international hostilities, military actions, terrorist or cyber-terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

•	differing economic cycles and adverse economic conditions;

•	unexpected changes in and compliance with foreign regulatory requirements, including GDPR;

•	regulations or restrictions on the use, import or export of technologies that could delay or prevent the acceptance and use of our products;

•	differing business practices, which may require us to enter into agreements that include non-standard terms;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	differing labor regulations;

•	foreign exchange controls and restrictions on repatriation of funds from our international subsidiaries;

•	fluctuations in currency exchange rates, economic instability and inflationary conditions

•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

•
potential loss of proprietary or personal information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced

•	varying attitudes towards censorship and the treatment of information service providers by foreign governments, in particular in emerging markets

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

•	difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	costs and delays associated with developing software and providing support in multiple languages; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brands or lack of local acceptance of our products and solutions.
Foreign operations bring increased complexity and the costs of managing or overseeing foreign operations, including adapting and localizing solutions or systems to specific regions and countries, can be material. Further, international operations carry inherent uncertainties regarding the effect of local or domestic actions, such as the unknown long-term impact of the United Kingdom’s exit from the European Union (Brexit), which could be material. Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially affected.

We may need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets.
We have substantial balances of goodwill and identified intangible assets. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment.
Based on the results of the annual impairment test as of October 1, 2020 and the qualitative assessment performed as of September 30, 2021, we concluded that the fair value of our reporting unit exceeded the individual reporting unit’s carrying value, and goodwill was not impaired. There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or impairment in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be recorded if the estimated fair value of the assets is lower than the carrying value and any such impairment charge could have a material adverse effect on our results of operations and financial position.
The insurance coverage that we purchase may prove to be inadequate or unavailable when we need the coverage.
We carry liability, property, directors and officers, business interruption, Cyber and other insurance policies to cover insurable risks to our company. We select the types of insurance, the limits and the deductibles based on our specific risk profile, the cost of the insurance coverage versus its perceived benefit and general industry standards. Our insurance policies contain industry standard exclusions for events such as war. Although we generally attempt to select reputable insurance carriers, any economic disruptions may prevent us from using our insurance if the counterparty does not have the capital necessary to meet the coverage. In addition, our agreements with clients also contain obligations to carry comprehensive general liability, property, workers’ compensation, and automobile liability insurance. Any of the limits of insurance that we purchase could prove to be inadequate, which could materially and adversely impact our business, financial condition and results of operations.
Our sales cycles with clients can be long and unpredictable and our sales efforts require significant time and expense.
The timing of our sales with our clients and related revenue recognition is difficult to predict due to the length and unpredictability of the sales cycle for our clients. In addition, the lengthy sales cycle for the evaluation and implementation of our solutions may also cause us to experience a delay between incurring expenses for such sales efforts and the generation of corresponding revenue. The length of our sales cycle can vary substantially from client to client. Our sales efforts, include educating our clients about the use, technical capabilities and benefits of our solution. The clients we serve often undertake a prolonged evaluation process, which frequently involves not only our solution but also those of our competitors. In addition, the size of potential clients may lead to longer sales cycles. As the use of our solution can be dependent upon the timing of work in legal matters, our sales cycle can extend to even longer periods of time. During the sales cycle, we expend significant time and resources on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

•	economic conditions and other factors affecting client budgets;

•	the regulatory environment in which our clients operate;

•	the discretionary nature of clients’ purchasing decisions and budget cycles;

•	the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force and train our new salespeople;

•	clients’ procurement processes, including their evaluation of competing products and services;

•	evolving client demands; and

•	competitive conditions.
Further, some of our potential clients may undertake a significant evaluation and negotiation process due to size, organizational structure and approval requirements, all of which can lengthen our sales cycle. We may also face unexpected deployment challenges or more complicated deployment of our solution. These clients may demand additional features, support services and pricing concessions or require additional security management or control features. We may spend substantial time, effort and money on sales efforts to our potential clients without any assurance that our efforts will produce any sales. As a result, it is difficult to predict exactly when, or even if, we will make a sale to a potential client or if we can increase sales to our existing clients. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.
Legal and Regulatory Risks
Our failure to comply with the export controls and trade and economic sanctions laws and regulations of the United States and various international jurisdictions could result in legal liability and adversely affect our reputation and business.
Our business activities are subject to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department’s Export Administration Regulations, the U.S. Treasury Department’s Office of Foreign Assets Control’s trade and economic sanctions programs, the United Nations Security Council, and other laws and regulations of a similar nature administered and enforced by relevant government authorities (collectively, “Trade Controls”). Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries, as well as with individuals or entities that are the subject of Trade Controls-related prohibitions and restrictions. For example, our ability to procure items necessary for our business activities could be adversely impacted by the imposition of export or sanctions-related prohibitions or restrictions on our contractual counterparties. Similarly, our sales of certain commodities, software and technology, and our provision of solutions to persons located outside the United States may be subject to certain regulatory prohibitions, restrictions or other requirements, including certain licensing or reporting requirements. Similarly, our ability to procure such items necessary for our business activities could be adversely impacted by the imposition of export or sanctions-related prohibitions or restrictions on our contractual counterparties. Our failure to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, disgorgement of profits, injunctions and suspension or debarment from government contracts, other remedial measures, and reputational harm. Investigations of alleged violations can be expensive and disruptive.
Although we have implemented compliance policies and internal procedures reasonably designed to promote compliance with applicable Trade Controls, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
Our failure to comply with the anti-corruption laws and regulations of the United States and various international jurisdictions could adversely affect our reputation and business.
Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental
“commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered “foreign officials” for purposes of the FCPA and the U.K. Bribery Act. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and suspension or debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
The legal industry is highly regulated and we are or may become subject to a wide range of foreign, federal, state and local laws, rules and regulations, and any failure to comply with these laws, rules and regulations may adversely affect our business.
The legal industry is and will continue to be subject to extensive and evolving U.S. federal, state and foreign laws, rules and regulations, including the rules and regulations of the organizations and other authorities governing the legal profession in the jurisdictions in which we or our clients operate. These laws, rules and regulations can vary significantly from jurisdiction to jurisdiction. For example, in the United States, each state has adopted laws, regulations and codes of ethics that provide for the licensure of attorneys, generally grant licensed attorneys the exclusive right to practice law in that state and place restrictions upon the activities of licensed attorneys. As a company, we are not authorized to practice law. In the United States, we may not provide legal advice to our clients, primarily because we do not meet the ethical and regulatory requirements, present in nearly every U.S. jurisdiction, of being exclusively owned by licensed attorneys. Although we believe that our operations are either compliant with, or not subject to, these and other regulatory requirements of the jurisdictions in which we or our clients operate, regulators or other authorities of such jurisdictions could disagree. In such circumstances, regulators may enjoin our operations, subject us to rules governing conflicts of interests, require registration, seek to impose punitive fines or sanctions or take other disciplinary actions against us, our employees or our clients, any of which may inhibit our ability to do business in those jurisdictions. In addition, we are subject to regulations and laws specifically governing the internet and the collection, storage, processing, transfer and other use of personal information and other client data. We are also subject to laws and regulations involving taxes, import/export, privacy and data security, anti-spam, content protection, electronic contracts and communications, mobile communications, unencumbered internet access to our products and solutions, the design and operation of websites and internet neutrality. Any failure to comply with these rules and regulations, or any allegations of our failure to comply whether or not we believe they have merit, could adversely affect our business, financial condition and results of operations.
The foregoing description of laws, rules and regulations to which we are or may be subject is not exhaustive and the regulatory framework governing our operations is subject to evolving interpretations and continuous change. Moreover, if we expand into additional jurisdictions, we will be subject to additional laws and regulations.

Litigation and other legal and regulatory claims and proceedings could have an adverse effect on us.
From time to time we have been and may in the future be involved in litigation and other legal and regulatory claims or proceedings that arise in and outside the ordinary course of business, some of which could be material. We expect that the number, frequency and significance of these matters may increase as our business continues to expand, including entering new jurisdictions, and we grow as a company. In addition to the types of claims discussed in elsewhere in “—Legal and Regulatory Risks,” we have been, and may in the future be, subject to claims involving commercial disputes, intellectual property matters, labor and employment matters, such as complaints filed with the U.S. Equal Employment Opportunity Commission or claims brought under the Fair Labor Standards Act, and other matters. We may also be exposed to potential claims arising from the conduct of our employees for which we may be liable. In addition to more general litigation, because of the nature of our business and the fact that most client projects utilizing our offerings are legal matters, at times we are also a named party in these matters because of the use of our services and solutions, including with respect to billing matters.
Any legal or regulatory claims against us or investigation into our business, whether meritorious or not, can be time consuming, result in significant legal and other expenses, require significant amounts of management’s time and divert significant operational resources. Class action lawsuits are often particularly burdensome given the breadth of claims, large potential damages and significant defense costs. Claims and proceedings can also impact client confidence and the general public’s perception of our company, even if the underlying allegations are proven false.
While we from time to time establish legal reserves that we believe to be reasonable under the facts known, the outcomes of litigation and other legal and regulatory claims and proceedings are often hard to reliably predict, making the timing and amount of any reserves difficult to determine and, if a reserve is established, often subject to future revision. Although we carry general liability insurance coverage, our insurance may not cover all potential losses to which we may be subject as a result of litigation and other claims. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves or are not adequately insured, could have an adverse effect on our business, financial condition and results of operations.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited and could adversely affect our business, financial condition and operating results.
Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change
net operating loss, or NOL, carryforwards and other
pre-change
tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by one or more “5% shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. We believe it is possible that we may experience an ownership change in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control, in which case we may be limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change
NOL and tax credit carryforwards if we undergo such an ownership change. See Note 13 – Income Taxes to our audited consolidated financial statements included elsewhere in this prospectus.
Unanticipated changes in our effective tax rate or challenges by tax authorities could adversely affect our future results of operations.
We are subject to income taxes in the United States and various
non-U.S.
jurisdictions. Our effective tax rate could be adversely affected by changes in the allocation of our pre-tax
earnings and losses among countries with differing statutory tax rates, in certain non-deductible
expenses as a result of acquisitions, in the valuation of our deferred tax assets and liabilities, or in federal, state, local or
non-U.S.
tax laws and accounting principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. Increases in our effective tax rate would adversely affect our operating results.
In addition, we may be subject to income tax audits by various tax jurisdictions throughout the world. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.
Taxing authorities may successfully assert that we should have collected or in the future should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.
We have not historically filed sales and use tax returns or collected sales and use taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Taxing authorities may seek to impose such taxes on us, including for past sales, which could result in penalties and interest. Any such tax assessments may adversely affect the results of our operations.
Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.
We conduct integrated operations internationally through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries and between our subsidiaries and us. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally require that transfer prices be the same as those between unrelated companies dealing at arm’s length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Such reallocations may subject us to interest and penalties that would increase our consolidated tax liability and could adversely affect our financial condition, results of operations and cash flows.
Risks Related to our Substantial Indebtedness
Our substantial levels of indebtedness could adversely affect our business.
As of September 30, 2021, we had approximately $519.6 million of indebtedness, including $221.1 million in the form of the Debentures. As of September 30, 2021, we did not have any amounts outstanding under our credit facility. Additionally, under our credit facility, we may borrow up to $50 million in the form of delayed draw term loans and, subject to outstanding letters of credit, up to $40 million under our revolving credit facility, as described in greater detail in “Description of Certain Indebtedness.”
Our indebtedness could have important consequences
to us and our investors, including, but not limited to:

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•
requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund operations, working capital, capital expenditures, acquisitions, joint ventures or other future business opportunities;

•	exposing us to the risk of increased interest rates on our borrowings under our credit facility, which is at variable rates of interest;

•
limiting flexibility in planning for, or reacting to, changes in our business, market conditions and the competitive environment, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.
In addition, as our indebtedness matures, or if we are unable to service our high level of indebtedness, we may need to restructure or refinance all or a portion of our indebtedness, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. Furthermore, we may not be able to invest in our business and as a result, we may not be able to achieve our forecasted results of operation.
Our ability to make payments on debt, to repay existing or future indebtedness when due, to fund operations and significant planned capital expenditures and to support our growth strategy will depend on our ability to generate cash in the future. Our ability to produce cash from operations is, and will be, subject to a number of risks, including those described above in “—Risks Related to Our Business and Industry” and elsewhere in this prospectus. Our ability to repay debt will also depend on external factors that are outside of our control, including economic, financial, competitive, legislative, regulatory and other factors. If we are unable to make required interest and principal payments on our indebtedness, it would result in an event of default under the agreements governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness and foreclosure on the assets that secure such indebtedness.
Although our debt agreements contain restrictions on the incurrence of additional indebtedness, the amount of indebtedness that could be incurred in the future in compliance with these restrictions could be substantial, thereby exacerbating the risks associated with our high level of indebtedness.
Any of the foregoing risks could adversely affect our business, financial condition and results of operations. For additional information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”, “Description of Certain Indebtedness” and Note 5 – Long Term Debt in our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
The terms and covenants in our existing indebtedness restricts our ability to engage in some business and financial transactions, which could adversely affect our business.
Our senior secured credit facility and the instruments governing our Debentures have restrictive covenants that limit our and our subsidiaries’ ability to, among other things:

•	pay dividends, redeem capital stock and make other restricted payments and investments;

•	sell assets or merge, consolidate, or transfer all or substantially all of our subsidiaries’ assets;

•	engage in certain transactions with affiliates;

•	incur or guarantee additional debt;

•	impose dividend or other distribution restrictions on our subsidiaries; and

•	create liens on our subsidiaries’ assets.
In addition, our credit facility contains a financial maintenance covenant that, among other things, requires the loan parties to not exceed a specified net leverage ratio tested at the end of each quarter. Among other things, we may not be able to borrow money under our credit facility if we are unable to comply with the financial and other covenants included therein. Our credit facility also contains certain customary representations and warranties, affirmative covenants and events of default (including, among other things, an event of default upon a change of control). If an event of default occurs, our lenders will be entitled to take various actions, including the acceleration of amounts due under our credit facility and all actions permitted to be taken by a secured creditor.
Any future debt that we incur may contain additional and more restrictive negative covenants and financial maintenance covenants. These restrictions could limit our ability to obtain debt financing, repurchase stock, pay dividends, refinance or pay principal on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment or the economy.
Our failure to comply with obligations under our credit facility or the agreements governing the debentures or any future indebtedness may result in an event of default under the applicable agreement. A default, if not cured or waived, may permit acceleration of some or all of our other indebtedness and trigger other termination and similar rights under other contracts. We cannot be certain that we will be able to remedy any defaults and, if our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all, any of which could have a material adverse effect on our business, financial condition and results of operations.
The required interest payments on our indebtedness under the credit facility may be impacted by reforms related to the London Interbank Offered Rate, or LIBOR. The variable interest rates applicable under the credit facility are linked to LIBOR as the benchmark rate for establishing such rates. Recent national, international, and other regulatory guidance and reform proposals regarding LIBOR are requiring certain LIBOR tenors to be discontinued or become unavailable by the end of 2021 and LIBOR to be fully discontinued or become unavailable as a benchmark rate by June 2023. Although the credit facility includes mechanics to facilitate the adoption by us and our lenders of an alternative benchmark rate for use in place of LIBOR, no assurance can be made that such alternative benchmark rate will perform in a manner similar to LIBOR or result in interest rates that are at least as favorable to us as those that would have resulted had LIBOR remained in effect, which could result in an increase in our interest expense and other debt service obligations. In addition, the overall credit market may be disrupted as a result of the replacement of LIBOR or in the anticipation thereof, which could have an adverse impact on our ability to refinance, reprice, or amend our existing indebtedness or incur additional indebtedness on favorable terms or at all.
See “Description of Certain Indebtedness.”
Risks Related to our Common Stock and this Offering
There is currently no active public market for our common stock and an active, liquid and orderly trading market for our common stock may not develop or be maintained following this offering.
Our common stock currently trades in
over-the-counter
markets and is quoted on the OTC Pink Sheet Market under the ticker symbol “KLDI.” Although we are applying to list our common stock on                      in connection with this offering, an active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.
Additionally, an approval of our listing application by                      will be subject to, among other things, our fulfilling all of the listing requirements of                     , and                      has rules for continued listing,

including, without limitation, minimum holder and market capitalization and other requirements. On December 19, 2019 we received notification from the NYSE regarding the delisting of our common stock following consummation of the Business Combination for failing to meet the listing requirement to have 400 minimum round lot shareholders (holders of 100 shares or more) and, on January 7, 2020, our common stock was delisted. If an active market for our common stock with meaningful trading volume does not develop or is not maintained for any reason, including a delisting, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares or get accurate price quotations on our common stock. Further, to the extent our common stock is determined to be a “penny stock” (an equity security with a price of less than $5.00 that is not registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems meeting certain requirements), brokers trading in our common stock would be required to adhere to different rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock. Under any of these scenarios, our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected.
The public offering price for our shares in this offering will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.
The trading price of our common stock may be volatile and could decline substantially following this offering.
The market price of our common stock following this offering may be highly volatile and could fluctuate significantly due to a number of factors, some of which are beyond our control. The following factors, among others, could adversely affect our stock price or result in significant price or volume volatility, regardless of our actual operating performance:

•	actual or anticipated variations in our operating and financial performance and that of our competitors, including reserve estimates;

•	changes in our industry or the markets in which we operate;

•	our ability to accurately project future results and our ability to achieve those or meet the expectations of other industry and analyst forecasts;

•	changes in market valuations of similar companies;

•	strategic actions, including acquisitions, or investments by us or our competitors;

•	speculation in the press or investment community;

•	sales of our common stock by us, our directors or officers or the perception that such sales may occur;

•	changes in key management personnel;

•	actions by our stockholders, including sales of large blocks of our common stock;

•	general economic and political conditions, including an economic slowdown;

•	new or changes to existing legislation or other regulatory developments that affect us, or our industry or our markets;

•	short selling of our common stock or related derivative securities or hedging activities; and

•	the realization of any risks described in this “Risk Factors” section or elsewhere in this prospectus.
The stock markets in general have experienced extreme price and volume volatility often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and other companies in our industry, often without regard to the operating performance of the affected companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results, financial condition and reputation. In addition, the Business Combination resulted in our merging with a special purpose acquisition company, or SPAC, which can cause additional volatility in the price of our common stock. We expect that the price of our common stock and of that of SPACs in general may be more volatile compared to the stock price of an operating company. Therefore, factors that have little or nothing to do with us could cause the price and trading volume of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially below the public offering price.
Our stock price may be exposed to additional risks because our business became a public company through a
“de-SPAC”
transaction. There has been increased focus by government agencies on transactions such as the Business Combination in the last year, and we expect that increased focus to continue, and we may be subject to increased scrutiny by the SEC and other government agencies and holders of our securities as a result, which could adversely affect the price of our common stock.
The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.
The market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price and volume of our stock would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our stock, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.
We may issue additional shares of common stock or other equity securities without stockholder approval, which would dilute existing ownership interests and may depress the market price of our common stock.
We have warrants outstanding to purchase up to an aggregate of 29,350,000 shares of common stock at an exercise price of $11.50 per share. To the extent the price of our common stock rises above the exercise price of these warrants and they are exercised, your investment in the company will be diluted. Further, the warrants that were issued in a private placement concurrent with the consummation of the IPO, or the Private Warrants, can be exercised on a cashless basis, meaning we would not receive any cash proceeds in connection with any such exercise. We also may issue an aggregate of 2,200,000 shares of common stock to certain of our stockholders if the reported closing sale price of our common stock equals or exceeds $13.50 per share for any 20 consecutive trading days during the five-year period following the closing of the Business Combination on December 19, 2019. As of September 30, 2021, 9,626,451 shares of common stock were reserved under the 2019 Plan, of which 1,903,955 shares of common stock remained available for issuance. We have filed registration statements on Form
S-8
under the Securities Act registering these shares under our 2019 Plan and outstanding awards issued under our 2019 Plan. Subject to the terms of the awards pursuant to which these shares have been or may be granted, and except for shares held by affiliates who will be subject to the resale restrictions described below, the shares issuable pursuant to awards granted under our stock incentive plans will be available for sale in the public market immediately. See “Shares Eligible for Future Sale.”
Additionally, in the event we voluntarily prepay all or a portion of the Debentures prior to maturity, the holders of such prepaid Debentures will have the right to purchase shares of our common stock in amount commensurate in value to the pre-payment
at a price of $18 per share, subject to adjustment. The holders of the Debentures also have the option to convert the Debentures into shares of our common stock at the same price at any time. The number of shares that may be issued in such a circumstance cannot be determined at this time. We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances. The issuance of additional shares of common stock or other equity securities of equal or senior rank would dilute the ownership interests of existing stockholders and could cause the market price of our common stock to decline.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our products and solutions and the amount of cash used in our operations. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended uses, and it may not ultimately increase the value of your investment. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline below the offering price.
We are an emerging growth company and a smaller reporting company, and any decision on our part to comply with certain reduced reporting and disclosure requirements available to us could make our common stock less attractive to investors.
We are an emerging growth company and a smaller reporting company, and, for as long as we continue to be either, we intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies or smaller reporting companies, including, but not limited to: including only two years of audited financial statements in this prospectus and our Annual Reports on Form
10-K;
not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding our business, executive compensation, corporate governance and other matters in our registration statements, periodic reports and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have chosen to “opt in” to this extended transition period for complying with new or revised accounting standards and, as a result, we are not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised standards on a non-delayed
basis. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the IPO, which occurs in February 2024; (ii) the last day of the fiscal year during which our total annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible
debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates
exceeded $700.0 million as of the end of the second quarter of that fiscal year. We will cease being a smaller reporting company at the end of any fiscal year in which the market value of our common stock held by non-affiliates
exceeded $250.0 million as of the end of the second quarter of that fiscal year. Therefore, we may continue to qualify as a smaller reporting company even after we cease to be an emerging growth company. We cannot predict if investors will find our common stock less attractive because we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may decline or be more volatile.
The trading price of our common stock may decline if our stockholders sell a large number of shares of our common stock or if we issue a large number of new shares of our common stock or shares convertible into our common stock.
A majority of our outstanding shares of common stock are held by a relatively small number of our stockholders. Immediately after this offering, we expect one or more affiliates of the Carlyle Group, L.P., or TCG, Revolution Growth III, L.P., or Revolution Growth, and Pivotal will beneficially own approximately     %,     % and     %, respectively (or     %,     % and     % , respectively, if the underwriters exercise in full their option to purchase additional shares), of our outstanding common stock. See “Principal Stockholders.” We, our executive officers, directors and certain of our stockholders have entered into lock-up
agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for              days following the date of this prospectus. The underwriters may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up
agreements. See “Underwriting” for a description of these
lock-up
agreements. The market price of our common stock may decline materially when these restrictions on resale by our other affiliates lapse or if they are waived.
Upon the expiration of the
lock-up
agreements, all shares held by our affiliates will be eligible for resale in the public market, subject to applicable securities laws, including the Securities Act. Rule 144 of the Securities Act provides a safe harbor under which affiliates of an issuer may resell their securities into the public market, subject to volume limitations and other restrictions. However, TCG has the right to demand that we register its shares under the Securities Act and it and other stockholders have the right to include their shares in any registration statement that we file with the SEC, subject to certain exceptions. Any registration of these or other shares would enable those shares to be sold in the public market, subject to the restrictions under the lock-up
agreements referred to above. A sale of a substantial number of our shares in the public market by our significant stockholders or pursuant to new issuances by us or the perception that one or more of these sales or issuances could occur could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. See “Shares Eligible for Future Sale.”
Concentration of ownership among our large stockholders and their affiliates may limit the influence of smaller stockholders on corporate decisions and the interests of such large stockholders may not align with those of the smaller stockholders.
Currently, a majority of our outstanding shares are held by a relatively small number of our stockholders. Immediately after this offering, we expect one or more affiliates of TCG, Revolution Growth and Pivotal will beneficially own approximately     %,     % and     %, respectively (or     %,     % and     % , respectively, if the underwriters exercise in full their option to purchase additional shares), of our outstanding common stock. Additionally, TCG and Revolution Growth have the right together to nominate for election up to six members of our Board of Directors, depending on the parties’ aggregate beneficial ownership of our common stock. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.” As a result, if some of these stockholders vote in an aligned manner, they could meaningfully influence the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, such as a merger or sale of our company or its assets and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without their support. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may delay or preclude an acquisition. After the lock-up
period referenced above expires, these stockholders will be able to transfer significant voting blocks of our common stock to a third-party by transferring their common stock, which would not require the approval of our Board of Directors or other stockholders. Some of these persons or entities may have interests that may materially differ from the rest of our stockholders. This concentration of ownership may also adversely affect our share price.
Additionally, TCG, Revolution Growth, Pivotal and certain current and former directors, including Kevin Griffin, and, in each case, and their respective affiliates, are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These parties may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that representatives of these parties and their respective affiliated entities and funds may serve as members of our Board of Directors or in other capacities, our second amended and restated certificate of incorporation provides, among other things, that, to the fullest extent permitted by law: (i) the parties and their respective affiliates shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business we do, (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to these parties and their respective affiliates, even if the opportunity is one that we might reasonably be expected to pursue or would have pursued given the opportunity to do so and (iii) each of these parties and their respective affiliates shall have no duty to communicate or offer any such business opportunity to us and will not be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that they pursue the business opportunity, direct the business opportunity to another person or fail to present the business opportunity to us; provided that the corporate opportunity was not expressly and exclusively offered to any such person in his, her or its capacity as one of our directors or officers. In the context of this waiver, a corporate opportunity will not be deemed to belong to us if it is a business opportunity that we are not financially or legally able or contractually permitted to undertake, or that is, from its nature, not in our line of business or is of no practical advantage to us or that is one in which we have no interest or reasonable expectancy. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by these parties to themselves or one of their respective affiliates. See “Description of Capital Stock—Corporate Opportunities.”
If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution and you may suffer additional dilution in the future.
If you purchase shares our common stock in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. If you purchase shares in this offering, you will suffer, as of             , immediate dilution of $         per share in the net tangible book value after giving effect to the sale of common stock in this offering, less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.” We also expect to grant stock options, restricted stock units and other forms of stock-based compensation to our directors, officers and employees, and may, from time to time, issue equity securities in connection with acquisitions or strategic transactions, and you will experience additional dilution in the future when these equity awards are exercised or vest, as applicable. If we raise funds in the future by issuing additional securities, any newly issued shares or shares issued upon conversion or exercise of such securities will further dilute your ownership.
We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any determination to pay dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our credit facility, agreements governing any other indebtedness we may enter into and other factors that our Board of Directors deems relevant. See “Dividend Policy.” Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of gain for the foreseeable future.
Our ability to raise capital in the future may be limited and we may not be able to secure additional financing on terms that are acceptable to us, or at all.
In order for us to grow and successfully execute our business plan, we will require additional financing. Additionally, our business and operations may consume resources faster than we anticipate. Therefore, in the future, we expect we will raise additional funds through various financings that may include the issuance of new equity securities, debt or a combination of both. However, the lapse or waiver of the lock-up
restrictions discussed above or any sale or perception of a possible sale by one or more of our significant stockholders or our other affiliates, and any related decline in the market price of our common stock, could impair our ability to raise capital. Further, additional financing, whether debt or equity, may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.
Other Miscellaneous Risks
Any failure to maintain an effective internal control over financial reporting could adversely affect our business and stock price.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the applicable listing standards of             . The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. As an emerging growth company and smaller reporting company, we currently avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be both an emerging growth company and a smaller reporting company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.
We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. Testing and maintaining internal controls can also divert our management’s attention from other matters that are important to the operation of our business. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Additionally, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Therefore, our internal control over financial reporting will not prevent or detect all errors and all fraud.

Any failure to develop or maintain effective controls could harm our results of operations or make it more difficult to record, process, produce and report financial information accurately, and to prepare financial statements on a timely basis as required by SEC rules, which could cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to maintain effective internal control over financial reporting could adversely affect our business, financial condition and results of operations. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, subject us to civil and criminal investigations and penalties and adversely effect on the trading price of our common stock.
We identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
We had identified a material weakness in our internal control over financial reporting in the past and other significant deficiencies and material weaknesses may be discovered in the future. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Following the April 12, 2021 issuance of the SEC “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” and after consultation with our independent registered public accounting firm, our management and our audit committee concluded that, in light of the SEC Staff statement, the Private Warrants, which we had been accounting for as a component of equity in the 2020 and 2019 financial statements should have been recorded as a liability at fair value. The Company had determined that the errors were not material to those historical financial statements and therefore recorded the cumulative effect of the errors on prior periods during the three months ended March 31, 2021. As part of such process, we had identified a material weakness in our internal control over financial reporting. Although we believe we have remediated this material weakness, we may need to take additional measures to address the material weakness or modify remediation steps taken, and we cannot be certain that the measures we have taken, will be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weakness will not result in a material misstatement of our consolidated financial statements. Moreover, we cannot assure you that we will not identify additional material weaknesses in our internal controls over financial reporting in the future. Further, as a result of this material weakness, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, financial condition and results of operations.
Our second amended and restated certificate of incorporation contains anti-takeover provisions that could adversely affect the rights of our stockholders.
Our second amended and restated certificate of incorporation contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions, including, among other things:

•
provisions that authorize our Board of Directors, without action by our stockholders, to issue additional shares of common stock and preferred stock with preferential rights determined by our Board of Directors;

•	provisions that permit only a majority of our Board of Directors to call stockholder meetings and therefore do not permit stockholders to call stockholder meetings;

•
provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of stockholders to propose matters for consideration at stockholder meetings;

•	provisions limiting stockholders’ ability to act by written consent; and

•	a staggered Board of Directors whereby our directors are divided into three classes, with each class subject to retirement and re-election once every three years on a rotating basis.
These provisions could have the effect of depriving our stockholders of an opportunity to sell their common stock at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered Board of Directors, at least two annual or special meetings of stockholders will generally be required in order to effect a change in a majority of our directors. Our staggered Board of Directors can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our Board of Directors in a relatively short period of time. See “Description of Capital Stock—Certain Anti-Takeover Provisions of Delaware Law and Our Charter Documents.”
Our second amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our second amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the second amended and restated certificate of incorporation.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
Our second amended and restated certificate of incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. See “Description of Capital Stock—Certain Anti-Takeover Provisions of Delaware Law and Our Charter Documents—Forum Selection Clause.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we discuss our strategies or plans, we are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management.
Forward-looking statements in this prospectus may include, for example, statements about:

•	the ability to obtain and maintain the listing of our securities on a nationally recognized exchange;

•	the potential liquidity and trading of our public securities;

•	potential failure to comply with privacy and information security regulations governing the client datasets that we process and store;

•	the outbreak of disease or similar public health threat, such as COVID-19;

•	the ability to operate in highly competitive markets, and potential adverse effects of this competition;

•	risk of decreased revenues if we do not adapt our pricing models;

•	the ability to attract, motivate and retain qualified employees, including members of our senior management team;

•	the ability to maintain a high level of client service and expand operations;

•	potential issues with our product offerings that could cause legal exposure, reputational damage and an inability to deliver services;

•	the ability to develop new products, improve existing products and adapt our business model to keep pace with industry trends;

•	risk that our products and services fail to interoperate with third-party systems;

•	potential unavailability of third-party technology that we use in our products and services;

•	potential disruption of our products, offerings, website and networks;

•	difficulties resulting from our implementation of new consolidated business systems;

•	the ability to deliver products and services following a disaster or business continuity event;

•	potential unauthorized use of our products and technology by third parties and/or data security breaches and other incidents;

•	potential intellectual property infringement claims;

•	the ability to comply with various trade restrictions, such as sanctions and export controls, resulting from its international operations;

•	consequences of our substantial levels of indebtedness;

•	potential impairment charges related to goodwill, identified intangible assets and fixed assets;

•	impacts of laws and regulations on our business;

•	potential litigation and regulatory proceedings involving us;

•	costs related to the Business Combination;

•	expectations regarding the time during which we will be an emerging growth company or smaller reporting company; and

•	other risks and uncertainties indicated in the section titled “Risk Factors.”
The forward-looking statements contained in this prospectus are based on current expectations and beliefs, which we believe to be reasonable, concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
In addition, statements that include phrases such as “we believe” and similar phrases reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for these statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus). If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that our net proceeds will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock.
We anticipate that we will use the net proceeds to repay indebtedness and for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in complementary businesses, products, offerings or technologies. We do not have any current agreements or commitments with respect to any material acquisition or investment at this time.
The material terms of any indebtedness that we may pay down with the proceeds from this offering, including the interest rate and maturity thereof, are described in “Description of Certain Indebtedness.”
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Pending these uses, we may invest the net proceeds of this offering in short- and intermediate-term investments, including interest-bearing obligations, investment-grade instruments, certificates of deposit, United States government securities and money market funds.
A $1.00 increase (decrease) in the assumed public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $         (or approximately $         if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock and we do not have any present intention to pay any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, results of operations, liquidity, future prospects, restrictions in the agreements governing our and our subsidiaries’ existing and future indebtedness, Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our Board of Directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization on an actual basis as of September 30, 2021, and on an as adjusted basis to give effect to the offering of the shares of common stock pursuant to this prospectus and the use of net proceeds as described herein. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Indebtedness” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	September 30, 2021
	Actual	As Adjusted
Cash and cash equivalents	$41,786	$

Debt
Term loan due 2026	$298,500	$
Revolving credit facility (1)	—
Convertible debenture notes due 2024	221,115
Less: unamortized original issue discount	(15,600)
Less: unamortized debt issuance costs	(1,832)

Total debt, net	$502,183	$
Stockholders’ equity
Common stock, $0.0001 par value, authorized 200,000,000 shares actual and as adjusted; issued and outstanding 42,637,315 shares actual and shares as adjusted	4
Additional paid-in capital	384,689
Accumulated deficit	(308,676)
Accumulated other comprehensive income	8,695

Total stockholders’ equity	$84,712	$

Total capitalization	$586,895	$

(1)	As of September 30, 2021, there was $39.4 million available capacity for borrowing based on letters of credit outstanding.
A $1.00 increase (decrease) in the assumed public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $                (or approximately $                if the underwriters exercise their option to purchase additional shares of common stock in full), assuming that the number of shares of common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share public offering price of the common stock is substantially in excess of the book value per share of our common stock after this offering. Our net tangible book value as of                ,                was $                million, or $                per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding.
Our pro forma net tangible book value as of                 ,                , was $                million, or $                per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the issuance and sale by us of                shares of our common stock in this offering at an assumed public offering price of $                per share, the midpoint of the price range set forth on the cover of this prospectus, and the application of the net proceeds after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us, as described in “Use of Proceeds.” This represents an immediate increase in net tangible book value to our existing stockholders of $                per share and an immediate dilution to new investors in this offering of $                per share. The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$
Net tangible book value per share of common stock as of ,	$
Pro forma increase in net tangible book value per share of common stock attributable to new investors in this offering	$

Pro forma net tangible book value per share of common stock immediately after this offering		$

Dilution per share of common stock to new investors		$

A $1.00 increase or decrease in the assumed public offering price of $                 per share would increase or decrease the pro forma as adjusted net tangible book value per share of common stock after this offering by approximately $                , and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors by approximately $                , assuming that the number of shares of common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock in the number of shares offered by us would increase or decrease, as applicable, the as adjusted net tangible book value by $                per share of common stock and increase or decrease, as applicable, the dilution in pro forma as adjusted net tangible book value to new investors by $                per share of common stock, assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of common stock is exercised in full, the pro forma as adjusted net tangible book value per share of common stock would be $                per share, and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors in this offering would be $                per share.
The following table summarizes, on a pro forma basis as of                ,                , the differences between the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid by existing investors and new investors. The calculation below is based on an assumed public offering price of $                per share of common stock, the midpoint of the price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares of Common Stock Purchased			Total Consideration			Average Price Per Share of Common Stock
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering

Total		100.0%		$	100.0%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own                % and our new investors would own                % of the total number of shares of our common stock outstanding upon completion of this offering.
The discussion above does not account for the dilution you may experience upon the vesting or exercise of outstanding equity awards under our 2019 Stock Plan, nor does it account for any dilution that you could experience upon exercise of warrants or conversion of Debentures, either of which would occur at, subject to customary anti-dilution provisions, a fixed price per share of common stock regardless of the offering price per share of common stock in this offering or the then-current trading price of our common stock. See “Description of Capital Stock—Warrants” and “Description of Certain Indebtedness—Convertible Debentures.” Additionally, an aggregate of                additional shares of our common stock are available for future awards under the 2019 Stock Plan, which shares are not included in the above discussion and tables. To the extent that we grant awards in the future with exercise prices below the public offering price in this offering, investors purchasing in this offering will incur additional dilution. See “Shares Eligible for Future Sale.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
In 2005, Chris Weiler, our Chief Executive Officer,
co-founded
KLDiscovery with the goal of disrupting the legal technology market by providing world-class technology solutions to manage increasingly complex data processes. Since then, we have made a number of acquisitions, including the transformative acquisition in 2016 of Kroll Ontrack, a storied technology and services company with a history dating back more than 36 years. We have also expanded our operations on a global scale to encompass 19 countries, and broadened our offerings to include Nebula, an internally developed, proprietary end-to-end
ecosystem of solutions to address cases of virtually any type and complexity within eDiscovery, information governance, and data recovery. We were first recognized as one of the fastest growing companies in 2012 by both Deloitte, in the Deloitte “Fast 500”, and Inc. Magazine, in the “Inc. 5000”, and have been recognized on their respective lists for 9 consecutive years since then.
We offer differentiated solutions to our clients via a flexible and scalable usage-based business model, where the amount of revenue generated is based on the amount of data a client processes, ingests and / or hosts on our platform(s). On a case-by-case
basis, we also offer subscription-based arrangements, where clients pay a pre-negotiated
monthly fee in exchange for an agreed upon usage capacity over a pre-defined
term (typically one to three years). These arrangements typically come at a lower price per unit compared to the usage-based rates. Starting in 2022, we will begin building our partner channel by offering service providers multi-year partnerships for Nebula based on usage tiers. With usage of existing alternative software solutions in the market constrained by any combination of expensive and complex pricing models, limited features, and a lack of delivery options, we believe there is a significant population of underserved clients that can immediately benefit from Nebula our end-to-end
ecosystem of solutions. We will support our partner channel with wholly dedicated business development resources, which not only reduces and/or eliminates any competitive concerns a potential partner may have, but also help us maximize the opportunity by maintaining a steady focus on this growth initiative. Our data recovery engagements are fixed fee arrangements where we generate revenue in exchange for completion of the project.
We have served a highly diverse base of over 5,400 Legal Technology clients since October 1, 2019. Our Legal Technology clients include both law firms and corporations serving many industry sectors including finance and banking, pharmaceutical and biotechnology, technology, insurance and real estate. Our data recovery clients include corporations and individuals that need to recover and access data. Our client base is robust, with many blue-chip companies, including 98% of the AM Law 100 and 64% of Fortune 500 companies, as of December 31, 2020. We have longstanding relationships with many of our clients. For example, the average length of our relationships with our top 25 clients based on revenue for the twelve months ended September 30, 2021 is approximately 14 years. For the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021, no single client accounted for more than 5% of our revenue. See “—Key Business Metrics—Clients” below.

Our differentiated capabilities coupled with our strong culture and client loyalty driven positive results, enabling us to achieve economies of scale and operating leverage as we have grown our business and generated positive results. For the nine months ending September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, we generated:

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
(in millions)	(Unaudited)
Revenues	$238.2	$215.0	$289.5	$312.1
Net loss	(53.3)	(40.2)	(49.9)	(54.0)
Adjusted EBIDTA (1)	49.9	43.8	63.3	68.7

(1)	Adjusted EBITDA is a non-GAAP measure. See “—Non-U.S. GAAP Financial Measures.”
Key factors affecting our performance
We believe that our future growth and performance will depend on many factors, including:
Maintaining our history of product innovation
We have significantly invested in developing proprietary technology and broadening our product functionality, which we believe differentiates our offerings, drives improved user experiences, and fuels strong client retention. We plan to continue our strong history of innovation by enhancing and scaling our Nebula platform and other offerings to capture a larger percentage of the eDiscovery, data recovery, and information governance markets. Our continued growth will depend in part on our ability to develop new products and features and drive adoption of our technology among our client base. As such, we intend to increase our investment in R&D and product development to support our growth.
Increased adoption of Nebula
Our long-term strategy includes pursuing widespread adoption of Nebula on a global scale. We expect the increased adoption of Nebula will enhance our business as we benefit from greater product affinity and stronger network effects. As we continue to innovate and invest in Nebula, we believe we will benefit from organic growth in client adoption and engagement. Nebula’s success will depend on the continued effectiveness of our solution, the strength of our marketing and client support efforts, and competitive pricing.
Maintain and grow client base while driving greater penetration
Retaining and expanding revenues generated from existing clients, while continuing to grow the number of net new clients, are among the key drivers of our revenue growth. We believe our position as the differentiated legal technology provider with proprietary, state of the art, EDRM software combined with our white-glove services will help drive retention and support client growth. With the proliferation of enterprise data and increasing technological transformation within the legal industry, we believe there is a sizeable and growing potential untapped market seeking to harness technology-based solutions like ours. By expanding our product offerings beyond eDiscovery to capture more of the information governance market and other parts of the EDRM, specifically data hosting and data processing, we believe we can drive increased product spending on our platform from existing clients. We believe that our competitive advantages enable us to effectively retain and further grow revenues derived from our existing clients as well as acquire new clients, as demonstrated by the consistent growth in our number of clients. As of September 30, 2021, we had 5,427 Legal Technology clients, an increase from 5,216 as of December 31, 2020. Our product pricing, marketing efforts, and the strategies of our competitors are all factors that will influence our client retention and growth.

Growth in the number of matters, particularly large matters
We continually pursue opportunities to grow the number of matters we cover, which will be an important aspect of our future growth. As the legal landscape continues to grow and evolve in complexity, we believe our proprietary technology and unique combination of technology-enabled solutions and services best position us to address the largest and most complex matters. Our ability to provide solutions that address the needs of large enterprises and the diverse and nuanced use cases they face will be an important factor in our future success.
Establishment of partner channel
Starting in 2022, we intend to begin to build our partner channel by selling subscriptions for Nebula and leveraging and broadening our partnerships with other eDiscovery providers, law firms, corporations, consulting firms and other organizations. Establishing and growing the partner channel can accelerate our growth through increased industry awareness of our offerings and improve sales efficiency. The extent of the success of our channel partnerships strategy will depend on our ability to continue to build and maintain relationships with key industry stakeholders.
Key business metrics
The following are among the key operational and financial metrics we use to measure and evaluate our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
Clients
We have a strong track record of growing our client base, and we believe that our ability to increase the number of clients utilizing our Legal Technology solutions, including Nebula, is an important indicator of our market penetration, our business growth, and our future opportunities.
We define Legal Technology clients as each primary law firm and corporation to which we provided services in a litigation matter that we billed during the past two years. We define Nebula clients, each of which is included in the number of Legal Technology clients, as the total number of primary law firm, corporation, insurance company and service provider to which we provided legal technology solutions for a matter that we billed for use of our Nebula solution during the two years prior to the applicable date.
The following table sets forth the number of Legal Technology clients and Nebula clients as of the dates shown:

	September 30, 2021	December 31, 2020	December 31, 2019
Legal Technology clients	5,427	5,216	4,593
Nebula clients	1,131	910	625
In 2021, we refined our internal data to capture the total number of clients involved in the litigation matter and revised our client counts for all periods accordingly, which impacted prior period numbers.
Number and size of matters
We believe our ability to continuously grow the number of matters on our platform over time is an important measure of scale for our business and is indicative of our future growth prospects.
We define Legal Technology matters as the total number of matters on which our Legal Technology solutions were used in the twelve months preceding the applicable date. Matters refer to a range of activities that include collecting, tracking, analyzing, and exchanging relevant data. Legal Technology solutions currently drive the majority of our revenue, and provide the foundation for additional adoption of our proprietary technology solutions and other offerings.

We define Nebula matters, which are included in the number of Legal Technology matters, as the total number of matters on which our Nebula solution was used in the twelve months preceding the applicable date. Nebula is our ecosystem of proprietary technology solutions that enables clients to collect, process, store, analyze, and govern their data on a single platform. Nebula comprises a steadily growing component of our revenue and we expect Nebula adoption to increase and the number of Nebula matters to grow in the long term as we continue to introduce new product capabilities and cross-sell Nebula to our existing clients.
The following table sets forth the number of Legal Technology matters and Nebula matters as of the dates shown:

	September 30, 2021	December 31, 2020	December 31, 2019
Legal Technology matters	7,951	7,598	6,690
Nebula matters	905	819	703
Our comprehensive product offerings, technology-enabled service offerings and reputation as a trusted partner to our clients enable us to capture matters of large size and complexity. During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively, 78%, 74%, and 73% of Legal Technology revenue was produced by matters that generated revenues of greater than $100,000 during the relevant period. During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively, 46%, 40%, and 42% of Legal Technology revenue was produced by matters that generated revenues of greater than $500,000 during the relevant period.
Legal Technology net revenue retention
We calculate our Legal Technology net revenue retention rate by dividing (1) total Legal Technology revenue in the twelve month period from accounts that generated Legal Technology revenue during the corresponding immediately preceding twelve month period by (2) total Legal Technology revenue in the immediately preceding twelve month period generated from those same accounts. Our Legal Technology net revenue retention rate includes revenue from use of Nebula.

	Twelve months ended
	September 30, 2021	December 31, 2020	December 31, 2019
Legal Technology net revenue retention	101%	87%	99%
Our Legal Technology net revenue retention rate is impacted by our usage-based pricing model, and revenue could fluctuate in any given period due to frequency of matters, client upsell, cross-sell, and churn. During 2020, the
COVID-19
pandemic impacted our Legal Technology net revenue retention rate, as it impacted the rest of our business, as certain accounts experienced a slowdown in the number and frequency of matters. In the long-term, we plan to increase our net revenue retention rate by increasing the number of solutions that we sell on a subscription-basis, as well as broadening the scope of our Nebula offerings, to ensure strong product adoption. As we expand our products beyond eDiscovery to other information governance solutions such as big data hosting and processing, including through Nebula, we expect clients to leverage our technology earlier in the data lifecycle, providing further opportunity for us to increase our product and service penetration and client retention. Furthermore, we plan to establish and broaden our channel partnerships over time and leverage these strong relationships to further our awareness of our products and overall usage within the industry.

Key Components of Our Results of Operations
Revenue
The Company primarily generates revenue from selling solutions that fall into the following categories:

(1)
Legal Technology, including Nebula and our expansive suite of technology solutions, such as our end-to-end
eDiscovery technology solutions, managed review solutions, collections, processing, analytics, hosting, production, and professional services; and

(2)	Data recovery solutions, which provides data restoration, data erasure and data management services.
The Company generates the majority of its revenues by providing Legal Technology solutions to our clients. Most of the Company’s eDiscovery contracts are time and materials types of arrangements, while others are subscription-based, fixed-fee
arrangements.
Time and materials arrangements are based on units of data stored or processed. Unit-based revenues are recognized as services are provided, based on either the amount of data stored or processed, the number of concurrent users accessing the information or the number of pages or images processed for a client, at agreed upon per unit rates. The Company recognizes revenues for these arrangements utilizing a right-to-invoice
practical expedient because it has a contractual right to consideration for services completed to date.
Certain of the Company’s eDiscovery contracts are subscription-based, fixed fee arrangements, which have tiered pricing based on the quantity of data hosted. For a fixed monthly fee, the Company’s clients receive a variety of optional eDiscovery solutions, which are included in addition to the data hosting. The Company recognizes revenues for these arrangements based on predetermined monthly fees as determined in its contractual agreements, utilizing a right-to-invoice
practical expedient because the Company has a contractual right to consideration for services completed to date.
Other eDiscovery agreements are time and material arrangements that require the client to pay us based on the number of hours worked at contractually agreed-upon rates. The Company recognizes revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice
practical expedient because it has a contractual right to consideration for services completed to date.
Data recovery engagements are mainly fixed fee arrangements requiring the client to pay a pre-established
fee in exchange for the successful completion of such engagement on a predetermined device. For the recovery performed by the Company’s technicians, the revenue is recognized at a point in time, when the recovered data is sent to the customer.
Data erasure engagements are also fixed fee arrangements for which revenue is recognized at a point in time when the certificate of erasure is sent to the customer.
The Company offers term license subscriptions to Ontrack PowerControls software to customers with on-premises
installations of the software pursuant to contracts that are historically one to four years in length. The term license subscriptions include maintenance and support, as well as access to future software upgrades and patches. The license and the additional support services are deemed to be one performance obligation, and thus revenue for these arrangements is recognized ratably over the term of the agreement.
For the nine months ended September 30, 2021 and 2020, our Legal Technology revenue was $204.8 million and $183.9 million, respectively, and our data recovery revenue was $33.5 million and $31.1 million, respectively. For the nine months ended September 30, 2021 and 2020, Legal Technology revenue from our technology solutions other than Nebula was $185.5 million and $170.2 million, respectively, and from Nebula was $19.3 million and $13.7 million, respectively.

For the years ended December 31, 2020 and December 31, 2019, our Legal Technology revenue was $247.3 million and $265.9 million, respectively, and our data recovery revenue was $42.3 million and $46.2 million, respectively. For the years ended December 31, 2020 and 2019, Legal Technology revenue from our technology solutions other than Nebula was $247.1 million and $231.5 million, respectively, and revenue from for Nebula was $18.8 million and $15.8 million, respectively.
Cost of Revenues
Cost of revenue consists primarily of technology infrastructure costs, personnel costs and amortization of capitalized developed technology costs. Infrastructure costs include hardware, software, occupancy and cloud costs to support our legal technology and data recovery solutions. Personnel costs include salaries, benefits, bonuses, and stock-based compensation as well as costs associated with document reviewers which are variable based on managed review revenue. We intend to continue to invest additional resources in our infrastructure to expand the capability of solutions and ensure that our customers are realizing the full benefit of our solutions. The level, timing and relative investment in our cloud infrastructure could affect our cost of revenue in the future. Additionally, cost of revenue in future periods could be impacted by fluctuations in document reviewer costs associated with managed review revenue.
Operating expenses
Our operating expenses consist of research and development, sales and marketing, general and administrative and amortization and depreciation. expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and sales commissions. Operating expenses also include occupancy, software expense and professional services. We intend to continue to increase our investment in research and development to further develop our proprietary technology and support further penetration and adoption of our offering, including our end-to-end
Nebula platform.
Interest Expense
Interest expense consists primarily of interest payments and accruals relating to outstanding borrowings. We expect interest expense to vary each reporting period depending on the amount of outstanding borrowings and prevailing interest rates.
Income Tax (Benefit) Provision
Income tax (benefit) provision is primarily related to foreign tax activity and U.S. deferred taxes for tax deductible goodwill and other indefinite-lived liabilities. We maintain a valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be utilized.
Non-U.S.
GAAP Financial Measures
We prepare financial statements in accordance with U.S. GAAP. We also disclose and discuss other
non-U.S.
GAAP financial measures such as EBITDA and adjusted EBITDA. Our management believes that these measures are relevant and provide useful supplemental information to investors by providing a baseline for evaluating and comparing our operating performance against that of other companies in our industry.
Our management believes EBITDA and Adjusted EBITDA reflect our ongoing operating performance because the isolation of non-cash
charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment and costs associated with strategic initiatives which are incurred outside the ordinary course of our business, provides information about our cost structure and helps us to track our operating progress. We encourage investors and potential investors to carefully review our U.S. GAAP financial measures and compare them with our EBITDA and adjusted EBITDA. The
non-U.S.
GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies and in the future, we may disclose different
non-U.S.
GAAP financial measures in order to help our investors meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry
EBITDA and Adjusted EBITDA
We define EBITDA as net income (loss) plus interest (income) expense, income tax expense (benefit), extinguishment of debt, impairment losses, and depreciation and amortization. We view adjusted EBITDA as an operating performance measure and as such, we believe that the most directly comparable U.S. GAAP financial measure is net loss. In calculating adjusted EBITDA, we exclude from net loss certain items that we believe are not reflective of our ongoing business as the exclusion of these items allows us to provide additional analysis of the financial components of the day-to-day operation
of our business. We have outlined below the type and scope of these exclusions:

•
Acquisition, financing and transaction costs generally
represent non-ordinary course earn-out valuation
changes, rating agency fees and letter of credit and revolving facility fees, as well as professional service fees and direct expenses related to acquisitions. Because we do not acquire businesses on a predictable cycle, we do not consider the amount of acquisition- and integration-related costs to be a representative component of the day-to-day operating
performance of our business.

•
Strategic initiatives expenses relate to costs resulting from pursuing strategic business opportunities. We do not consider the amounts to be representative of the day-to-day operating
performance of our business.

•
Stock compensation and other primarily represent portions of compensation paid to our employees and executives through stock-based instruments. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may not align with the actual value realized upon the future exercise or termination of the related stock-based awards. Additionally, stock compensation is a non-cash
expense. Therefore, we believe it is useful to exclude stock-based compensation to better understand the long-term performance of our core business.

•
Change in fair value of private warrants relates to changes in the fair market value of the Private Warrants issued in conjunction with the Business Combination. We do not consider the amount to be representative of a component of the day-to-day operating
performance of our business.

•
Restructuring costs generally
represent non-ordinary course
costs incurred in connection with a change in a contract or a change in the makeup of our personnel often related to an acquisition, such as severance payments, recruiting fees and retention charges. We do not consider the amount of restructuring costs to be a representative component of the day-to-day operating
performance of our business.

•
Systems establishment costs relate
to non-ordinary course
expenses incurred to develop our IT infrastructure, including system automation and enterprise resource planning system implementation. We do not consider the amount to be representative of a component of the day-to-day operating
performance of our business.

Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of these adjustments, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

The use of EBITDA and adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and adjusted EBITDA should not be considered in isolation, or as a substitute for analysis of our results of operations and operating cash flows as reported under U.S. GAAP. For example, EBITDA and adjusted EBITDA do not reflect:

•	our cash expenditures or future requirements for capital expenditures;

•	changes in, or cash requirements for, our working capital needs;

•	interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	any cash income taxes that we may be required to pay;

•	any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future; or

•	all non-cash income or expense items that are reflected in our statements of cash flows.
See “—Results of Operations” below for reconciliations of adjusted EBITDA to net loss.
Results of Operations
Impacts of the
COVID-19
pandemic on the Company’s Business
The future impacts of the ongoing
COVID-19
pandemic on the Company’s business are currently not estimable or determinable. In late 2020,
COVID-19
vaccinations became available, and the vaccines were reported to be very effective against the original strain of the
COVID-19
virus. As a result, government-imposed
COVID-19
restrictions eased during the first half of 2021, but the emergence of the new Delta variant of the virus has led to reinstatement of some restrictions as infection rates rise. The effectiveness of the vaccines against variants of the virus, including the Delta variant, is unclear. The Company modified employee travel and work locations, and cancelled certain events, among other actions taken in response to the pandemic. During 2020, the Company implemented a salary exchange program pursuant to which certain employees took a temporary reduction in salary through December 31, 2020 ranging from 2% to 20% in exchange for receiving 417,673 stock options and 211,207 RSUs. In December 2020, the Company extended the salary exchange program for the Company’s named executive officers and for the position of Vice-President and higher but did not issue any additional stock options or restricted stock units, or RSUs, in connection with the salary exchange program. As of June 2021, the Company ended the salary exchange program. The Company will continue to actively monitor the situation and may reinstate certain of the measures described above or take further actions that alter its business operations, including actions as required by federal, state or local authorities or that it determines are in the best interests of its employees, customers, partners, suppliers and stockholders. Due to the evolving situation and the uncertainties as to the scope and duration of the
COVID-19
pandemic, our business may be impacted in ways that we cannot predict.
On March 27, 2020, the President signed into U.S. federal law the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, to provide emergency assistance and health care for individuals, families, and businesses affected by the
COVID-19
pandemic and generally support the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility was increased from 30% to 50% of taxable income. As permitted under the CARES Act, the Company deferred payroll taxes due in 2020 to 2021 and 2022. The Company continues to analyze other aspects of the CARES Act as well as similar tax legislation in other countries it operates in but does not believe this legislation will have a meaningful impact on its results.

For the nine months ended September 30, 2021 compared with the nine months ended September 30, 2020
The following table sets forth statements of operations data for each of the periods indicated:

	Nine months ended September 30,
	2021	2020
(in millions)	(Unaudited)
Revenues	$238.2	$215.0
Cost of revenues	120.1	111.5

Gross profit	118.1	103.5
Operating expenses, including impairment of $22.5	128.2	104.3

Loss from operations	(10.1)	(0.8)
Interest expense	37.6	38.3
Change in fair value of Private Warrants	(1.7)	—
Loss on debt extinguishment	7.3	—
Other expense	—	0.1

Loss before income taxes	(53.3)	(39.2)
Income tax (benefit) provision	(0.1)	1.0

Net loss	(53.2)	(40.2)
Total other comprehensive loss, net of tax	(3.6)	0.6

Comprehensive loss	$(56.8)	$(39.6)

	Nine months ended September 30,
(in millions)	2021	2020
Net loss	$(53.3)	$(40.2)
Interest expense	37.6	38.3
Income tax (benefit) provision	(0.1)	1.0
Extinguishment of debt	7.3	—
Impairment of intangible asset	22.5	—
Depreciation and amortization expense	29.4	36.1

EBITDA (1)	$43.4	$35.2
Acquisition, financing and transaction costs	2.5	1.6
Strategic initiatives:
Sign-on bonus amortization	—	0.2
Non-recoverable draw	—	0.3

Total strategic initiatives	—	0.5
Stock compensation and other	3.2	2.7
Change in fair value of Private Warrants	(1.7)	—
Restructuring costs	1.0	2.3
Systems establishment	1.4	1.6

Adjusted EBITDA (1)	$49.9	$43.8

(1)	EBITDA and adjusted EBITDA are non-GAAP measures. See “—Non-U.S. GAAP Financial Measures.”
Revenues
Revenues increased by $23.2 million, or 10.8%, to $238.2 million for the nine months ended September 30, 2021 as compared to $215.0 million for the nine months ended September 30, 2020. This is due to an increase in Legal

Technology revenue of $20.9 million, including an increase of $15.2 million from our technology solutions other than Nebula and an increase of $5.7 million from Nebula, and an increase in data recovery revenue of $2.4 million. The increase in Legal Technology revenue is due to the higher volume of matters, which is primarily the result of court systems that were closed due to the
COVID-19
pandemic in 2020 reopening in 2021. The increase in data recovery revenue is primarily due to the negative impact of the
COVID-19
pandemic in 2020 and the subsequent rebound of demand in 2021.
Cost of Revenues
Cost of revenues increased by $8.7 million, or 7.8%, to $120.2 million for the nine months ended September 30, 2021 as compared to $111.5 million for the nine months ended September 30, 2020. This increase is primarily due to increased wages of $14.2 million for document reviewers due to increased managed review revenue. These increases were partially offset by expense reduction measures implemented by management, which decreased occupancy expense by $3.3 million, communications costs by $0.5 million, outsourced costs by $0.4 million, and travel and entertainment expense by $0.2 million. Additionally, severance expense was $0.7 million less in 2021 compared to 2020 due to severance expense incurred as part of restructuring in 2020. Amortization expense decreased by $2.2 million, as the amount of assets that reached full amortization in 2020 was more than the amount of new assets placed into service. As a percentage of revenue, our cost of revenues for the nine months ended September 30, 2021 decreased to 50.5% as compared to 51.9% for the nine months ended September 30, 2020. This decrease was due to the factors noted above.
Gross Profit
Gross profit increased by $14.5 million, or 14.0%, to $118.0 million for the nine months ended September 30, 2021 as compared to $103.5 million for the nine months ended September 30, 2020. Gross profit increased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the nine months ended September 30, 2021 increased to 49.6%, as compared to 48.1% for the nine months ended September 30, 2020.
Operating Expenses
Operating expenses increased by $23.9 million, or 22.9%, to $128.2 million for the nine months ended September 30, 2021 as compared to $104.3 million for the nine months ended September 30, 2020. This increase is due to the $22.5 million impairment charge recorded in 2021 associated with our intangible assets, increased lease termination costs incurred to optimize our real estate footprint of $1.6 million, increased commissions of $2.4 million, increased wages due to salary restoration and increased development headcount of $2.7 million. These increases were partially offset by a decrease in depreciation and amortization expense of $4.5 million, a decrease in professional services fees of $0.7 million, a decrease in travel and entertainment expenses of $0.4 million and a decrease in marketing expenses of $0.8 million. As a percentage of revenue, our operating expenses for the nine months ended September 30, 2021 increased to 53.8% as compared to 48.5% for the nine months ended September 30, 2020.
Interest Expense
Interest expense decreased by $0.7 million, or 1.8%, to $37.6 million for nine months ended September 30, 2021, as compared to $38.3 million for the nine months ended September 30, 2020. This decrease is primarily due to lower interest rates on the refinanced first lien facility, partially offset by an increase in outstanding debt, due to the refinancing discussed below in the Liquidity and Capital Resources section, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Loss on Debt Extinguishment
For the nine months ended September 30, 2021, we incurred a loss on debt extinguishment of $7.3 million in connection with the retirement of the credit agreement originally entered into in 2016 and the related revolving credit facility.

Income Tax (Benefit) Provision
During the nine months ended September 30, 2021 and 2020, the Company recorded an income tax benefit of $0.1 million and a provision of $1.0 million, respectively, resulting in an effective tax rate of 0.2% and (2.6)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, U.S. state and local income taxes and the valuation allowance against our domestic deferred tax assets. The effective rate for the nine months ended September 30, 2021 decreased from the nine months ended September 30, 2020 primarily due to a change in the allocation of our pre-tax
earnings and losses among countries with differing statutory tax rates.
For the year ended December 31, 2020 Compared with the year ended December 31, 2019
The following table sets forth statements of operations data for each of the periods indicated:

	Year ended December 31,
(in millions)	2020	2019
Revenues	$289.5	$312.1
Cost of revenues	147.7	160.9

Gross profit	141.8	151.2
Operating expenses	140.0	148.6

Income from operations	1.8	2.6

Interest expense	50.7	48.4
Loss on debt extinguishment	—	7.2
Other expense	0.1	0.3

Loss before income taxes	(49.0)	(53.3)
Income tax provision	0.9	0.7

Net loss	(49.9)	(54.0)
Total other comprehensive income, net of tax	4.9	0.3

Comprehensive loss	$(45.0)	$(53.7)

	Year ended December 31
(in millions)	2020	2019
Net loss	$(49.9)	$(54.0)
Interest expense	50.7	48.4
Income tax expense	0.9	0.7
Depreciation and amortization expense	47.7	50.4
Loss on debt extinguishment	—	7.2

EBITDA (1)	$49.4	$52.7
Acquisition, financing and transaction costs	5.2	3.6
Strategic initiatives:
Sign-on bonus amortization	0.2	0.4
Non-recoverable draw	0.3	3.7

Total strategic initiatives	0.5	4.1
Management fees, stock compensation and other	3.7	3.5
Restructuring costs	2.5	2.2
Systems establishment	2.0	2.6

Adjusted EBITDA (1)	$63.3	$68.7

(1)	EBITDA and adjusted EBITDA are non-GAAP measures. See “—Non-U.S. GAAP Financial Measures.”

Revenues
Revenues decreased by $22.6 million, or 7.2%, to $289.5 million for the year ended December 31, 2020 as compared to $312.1 million for the year ended December 31, 2019. This decrease is primarily due to a decrease in legal technology revenue of $18.6 million, including a decrease of $21.5 million from our technology solutions other than Nebula offset by an increase of $2.9 million from Nebula, and a decrease of $3.9 million in data recovery revenue. These decreases are primarily due to the impacts of
COVID-19,
as many clients have delayed the start of new matters and court systems have been slow to reopen.
Cost of Revenues
Cost of revenues decreased by $13.2 million, or 8.2%, to $147.7 million for the year ended December 31, 2020 as compared to $160.9 million for the year ended December 31, 2019. This decrease is primarily due to decreased variable costs of $1.5 million associated with decreased revenues, decreased hardware and software expenses of approximately $2.3 million, decreased communications expenses of $0.9 million and expense reduction measures implemented by management, including decreased (i) personnel expense of approximately $7.4 million, (ii) travel and entertainment expense of $1.6 million, and (iii) other operational expenses of $0.9 million. These decreases were partially offset by $0.6 million of increased severance expenses due to the integration of operational business units. As a percentage of revenue, our cost of revenues for the year ended December 31, 2020 decreased to 51.0% as compared to 51.5% for the year ended December 31, 2019. This decrease was due to the factors noted above.
Gross Profit
Gross profit decreased by $9.4 million, or 6.2%, to $141.8 million for the year ended December 31, 2020 as compared to $151.2 million for the year ended December 31, 2019. Gross profit decreased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the year ended December 31, 2020 increased to 49.0% as compared to 48.4% for the year ended December 31, 2019.
Operating Expenses
Operating expenses decreased by $8.6 million, or 5.8%, to $140.0 million for the year ended December 31, 2020 as compared to $148.6 million for the year ended December 31, 2019. This decrease is primarily due to expense reduction measures implemented by management which decreased (i) personnel expenses by $6.9 million, (ii) travel and entertainment expenses by $2.0 million, (iii) marketing expenses by $0.9 million, and (iv) other operational expenses of $1.3 million. In addition, depreciation and amortization decreased by $3.2 million. These decreases were partially offset by increased costs incurred related to lease terminations to optimize our real estate footprint of $4.6 million and $0.6 million of increased severance costs due to the integration of operational business units. As a percentage of revenue, our operating expenses for the year ended December 31, 2020 increased to 48.4% as compared to 47.6% for the year ended December 31, 2019 due to the factors noted above.
Interest Expense
Interest expense increased by $2.3 million, or 4.8%, to $50.7 million for the year ended December 31, 2020 as compared to $48.4 million for the year ended December 31, 2019. This increase is primarily due to the increase in outstanding debenture related debt, partially offset by lower interest rates during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Income Tax Provision
A valuation allowance has been established against our net U.S. federal and state deferred tax assets, including net operating loss carryforwards. As a result, our income tax provision is primarily related to foreign taxes and U.S. deferred taxes for tax deductible goodwill and other indefinite-lived liabilities.

During the years ended December 31, 2020 and 2019, we recorded an income tax provision of $0.9 million and $0.7 million, respectively, resulting in an effective tax rate of (1.8) % and (1.3) %, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences and the valuation allowance against our domestic deferred tax assets. The effective rate for the year ended December 31, 2020 did not meaningfully change from the year ended December 31, 2019.
We reported
pre-tax
loss of $49.0 million during the year ended December 31, 2020 with an effective tax rate of (1.8) %, resulting in a $0.9 million income tax provision. The effective tax rate was primarily impacted by our valuation allowance, which caused a decrease in the tax benefit of $9.6 million. Without this item, our effective tax rate would have been 21.4%, which is higher than the statutory tax rate of 21.0%, primarily due to the effects of foreign tax rate differences, U.S. state taxes and certain permanent items.
We reported
pre-tax
loss of $53.3 million during the year ended December 31, 2019 with an effective tax rate of (1.3) %, resulting in a $0.7 million income tax provision. The effective tax rate was primarily impacted by our valuation allowance, which caused a decrease in the tax benefit of $12.7 million. Without this item, our effective tax rate would have been 25.1%, which is higher than the statutory tax rate of 21.0%, primarily due to the effects of foreign tax rate differences, U.S. state taxes and certain permanent items.
Net Loss
Net loss for the year ended December 31, 2020 was $49.9 million compared to $54.0 million for year ended December 31, 2019. Net loss decreased for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to the factors noted above.

Quarterly Results of Operations
The following table sets forth statements of operations data for each of the periods indicated (in thousands, unaudited):

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Revenues	$75,026	$78,331	$78,169	$80,527	$78,271	$64,381	$72,301	$74,592	$75,450	$81,650	$81,122
Cost of Revenues	37,455	39,463	42,018	41,908	39,520	34,214	37,738	36,260	37,422	40,887	41,852

Gross Profit	37,571	38,869	36,151	38,619	38,751	30,167	34,563	38,332	38,028	40,763	39,270
Operating expenses	38,804	37,661	35,324	36,827	38,081	31,684	34,498	35,763	34,709	36,572	56,929 (1)

Income (loss) from operations	(1,233)	1,208	827	1,792	670	(1,517)	65	2,569	3,319	4,191	(17,659)
Other (income) expense	97	36	(9)	186	28	63	11	16	14	11	(15)
Change in fair value of Private Warrants	—	—	—	—	—	—	—	—	(1,969)	254	64
Interest expense	12,066	12,387	12,034	11,890	12,962	12,970	12,371	12,356	12,257	12,535	12,792
Loss on debt extinguishment	—	—	—	7,203	—	—	—	—	7,257	—	—

Loss before income taxes	(13,396)	(11,215)	(11,198)	(17,487)	(12,320)	(14,550)	(12,317)	(9,803)	(14,240)	(8,609)	(30,500)
Income tax (benefit) provision	95	233	62	328	206	368	390	(28)	616	256	(969)

Net loss	(13,491)	(11,448)	(11,260)	(17,815)	(12,526)	(14,918)	(12,707)	(9,775)	(14,856)	(8,865)	(29,531)
Total other comprehensive loss (income), net of tax	(810)	855	2,248	(2,604)	4,428	(2,733)	(2,242)	(4,400)	2,462	(715)	1,812

Comprehensive loss	(12,681)	(12,303)	(13,508)	(15,211)	(16,954)	(12,185)	(10,465)	(5,375)	(17,318)	(8,150)	(31,343)

(1)
We negotiated the termination of our use of our license for the Kroll Ontrack and Kroll Discovery tradenames and executed the final agreements in October 2021. As a result, the Company recognized an impairment loss of $22.5 million in the third quarter of 2021, which was included in impairment of intangible assets in the Company’s Condensed Consolidated Statements of Comprehensive Loss.

The following table sets forth revenues data for each of the periods indicated (in thousands, unaudited):

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Legal Technology revenues	$62,575	$67,508	$66,935	$68,831	$66,759	$55,108	$62,036	$63,382	$63,734	$70,704	$70,323
Data recovery revenues	12,451	10,823	11,234	11,696	11,512	9,273	10,265	11,210	11,716	10,946	10,799

Total revenues	$75,026	$78,331	$78,169	$80,527	$78,271	$64,381	$72,301	$74,592	$75,450	$81,650	$81,122

Nebula Revenues
The following table sets forth revenues generated by our Nebula solution for each of the periods indicated (unaudited):

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Nebula revenues	$3,745,181	$4,110,767	$3,929,248	$4,058,546	$5,351,030	$4,045,153	$4,266,890	$5,111,406	$5,404,644	$6,839,458	$7,061,949

Liquidity and Capital Resources
Our primary cash needs have been to meet debt service requirements and to fund working capital and capital expenditures. We fund these requirements from cash generated by our operations, as well as funds available under our revolving credit facility discussed below. We may also seek to access the capital markets opportunistically from time-to-time
depending on, among other things, financial market conditions. Although our eDiscovery solutions and information archiving services are billed on a monthly basis in arrears with amounts typically due within 30 to 45 days, the eDiscovery industry tends towards longer collectability trends. As a result, we have typically collected on the majority of our eDiscovery accounts receivable within 90 to 120 days, which is consistent within the industry. With respect to our data recovery services, they are billed as the services are provided, with payments due within 30 days of billing. We typically collect on our data recovery services accounts receivables within 30 to 45 days. Lastly, the majority of our data recovery software is billed monthly in advance with amounts typically due within 30 to 45 days; however, depending on the client contract, billing can occur annually, quarterly or monthly. Long outstanding receivables are not uncommon due to the nature of our Legal Technology services as litigation cases can continue for years, and in certain instances, our collections are delayed until the customer has received payment for their services in connection with a legal matter or the case has been settled. These long-outstanding invoices are a function of the industry in which we operate, rather than indicative of an inability to collect. We have experienced no material seasonality trends as it relates to collection of our accounts receivable. As of September 30, 2021, we had $41.8 million in cash compared to $51.2 million as of December 31, 2020 and $43.4 million as of December 31, 2019. As of September 30, 2021, we had $520.0 million of outstanding borrowings compared to $503.5 million as of December 31, 2020 and $506.0 million as of December 31, 2019. We expect to finance our operations over the next 12 months primarily through existing cash balances and cash flow from operating activities.
2021 Credit Agreement
The Credit Facilities
On February 8, 2021, certain subsidiaries of the Company, or the Loan Parties, entered into a new secured credit agreement, or the 2021 Credit Agreement. Proceeds were used to pay in full all outstanding loans and terminate all lending commitments under the 2016 credit agreement discussed below.
The 2021 Credit Agreement provides for (i) initial term loans in an aggregate principal amount of $300 million, or the Initial Term Loans, (ii) delayed draw term loans in an aggregate principal amount of $50 million, or the Delayed Draw Term Loans, and (iii) revolving credit loans in an aggregate principal amount of $40 million, with a letter of credit sublimit of $10 million, or the Revolving Credit Loans. The Delayed Draw Term Loans are available to the Loan Parties at any time prior to February 8, 2023, subject to certain conditions.
The Initial Term Loans and Delayed Draw Term Loans bear interest, at the Loan Parties’ option, at the rate of (x) with respect to Eurocurrency Rate Loans (as defined in the 2021 Credit Agreement), the Adjusted Eurocurrency Rate (as defined in the 2021 Credit Agreement) with a 1.0% floor, plus 6.50% per annum, or (y) with respect to Base Rate Loans (as defined in the 2021 Credit Agreement), the Base Rate (as defined in the 2021 Credit Agreement) plus 5.50% per annum. The Revolving Credit Loans bear interest, at our option, at the rate of (x) with respect to Eurocurrency Rate Loans, the Adjusted Eurocurrency Rate plus 4.00% per annum, or (y) with respect to Base Rate Loans, the Base Rate plus 3.00% per annum. The Initial Term Loans and Delayed Draw Term Loans amortize at a rate of 1.00% of the aggregate principal amount of Initial Term Loans and Delayed Draw Term Loans outstanding, payable in consecutive quarterly installments of $0.8 million, beginning on June 30, 2021.
The Initial Term Loans, Delayed Draw Term Loans and Revolving Credit Loans are each scheduled to mature on the earlier of February 8, 2026 or six months prior to maturity of our Debentures due in December 2024. The Initial Term Loans and Delayed Draw Term Loans may be voluntarily repaid at any time, but may be subject to a prepayment premium. The Initial Term Loans and Delayed Draw Term Loans are required to be repaid under certain circumstances, including with Excess Cash Flow (as defined in the 2021 Credit Agreement), the proceeds of an Asset Sale or Casualty Event (each as defined in the 2021 Credit Agreement) and the proceeds of certain refinancing indebtedness.
The obligations under the 2021 Credit Agreement are secured by substantially all of the Loan Parties’ assets. The 2021 Credit Agreement contains customary affirmative and negative covenants as well as a financial maintenance covenant that requires the Loan Parties to maintain a First Lien Net Leverage Ratio (as defined in the 2021 Credit Agreement) of less than or equal to 7.00 to 1.00, tested at the end of each fiscal quarter. The Company was in compliance with all Credit Agreement covenants as of September 30, 2021.
Revolving Credit Loans
The 2021 Credit Agreement also provides for the Revolving Credit Loans, an unfunded revolver commitment for borrowing up to $40.0 million. As of September 30, 2021, there was $39.4 million available capacity for borrowing under the revolving loan commitment due to the $0.6 million of letters of credit outstanding. See Note 9—Commitments and contingencies to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
2016 Credit Agreement and Revolving Credit Facility
On December 9, 2016, certain subsidiaries of the Company entered into a credit agreement, or the 2016 Credit Agreement, with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. The initial term loan borrowings of $340.0 million under the first lien facility and $125.0 million under the second lien facility were to mature on December 9, 2022 and December 9, 2023, respectively. The 2016 Credit Agreement also provided for an unfunded revolver commitment for borrowing up to $30.0 million, maturing on June 9, 2022. The first lien facility and the revolving credit facility were repaid and retired on February 8, 2021 and the second lien facility was repaid on December 19, 2019. The Company incurred a loss on debt extinguishment of $7.2 million in connection with the retirement of the 2016 Credit Agreement and the related revolving credit facility.
Convertible Debentures
On December 19, 2019, the Company issued the Debentures, which mature in 2024, in an aggregate principal amount of $200 million. At September 30, 2021 and December 31, 2020, the balance due under the Convertible Debentures was $221.1 million and $214.5 million, respectively.
The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased, and bear interest at an annual rate of 4.00% in cash, payable quarterly, and 4.00% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, the Company will increase the principal amount of the Debentures by an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding (subject to reduction for any principal amount repaid). The additional payment will accrue from the last payment date for the additional payment (or the Closing Date if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption.
At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at the Company’s option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.
Subject to approval of our stockholders to allow for the full conversion of the Debentures into common stock, the Debentures are convertible into shares of the common stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. We intend to seek stockholder approval of the conversion of the Debentures into common stock at the earlier of our 2022 Annual Meeting of Stockholders (to be held no later than June 30, 2022) or the first meeting of our stockholders called and held after the common stock is listed on the New York Stock Exchange or the Nasdaq Stock Market. However, in the event the Company elects to redeem any Debentures, the holders have a right to purchase common stock from the Company in an amount equal to the amount redeemed at the conversion price.
The Debentures contain covenants that limit the Company’s ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate the Company’s subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment,
failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately. As of September 30, 2021, the Company was in compliance with all Debenture covenants.
Cash Flows
Our net cash flows from operating, investing and financing activities for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019 were as follows:

	Nine months ended September 30,
(in thousands, unaudited)	2021	2020
Net cash provided by (used in):
Operating activities	$7	$25,307
Investing activities	$(9,708)	$(11,501)
Financing activities	$661	$(13,438)
Effect of foreign exchange rates	$(375)	$63

Net decrease in cash	$(9,415)	$431

	Year ended December 31,
	2020	2019
Net cash provided by (used in):
Operating activities	$39,776	$(8,297)
Investing activities	$(14,059)	$(15,218)
Financing activities	$(18,595)	$43,490
Effect of foreign exchange rates	$672	$(7)

Net increase in cash	$7,794	$19,968

Cash Flows Provided By (Used in) Operating Activities
Net cash provided by operating activities was $0.007 million for the nine months ended September 30, 2021, as compared to net cash provided by operating activities of $25.3 million for the nine months ended September 30, 2020. The decrease in net cash provided is due to increased cash used by working capital of $32.6 million partially offset by a $7.3 million decrease in cash used by net loss plus non-cash
items. The increase of cash used by working capital is driven by the increased cash outlay for document reviewers associated with increased revenues. The increase in cash used by working capital for the period is primarily due to a $24.8 million increase in accounts receivable driven by the increase in revenue, a $3.1 million increase in cash used to settle outstanding prepaid expenses and other assets and a $5.4 million increase in cash used to settle outstanding accounts payable and accrued expenses. Accounts Receivable and Accounts payable fluctuate from period-to-period
depending on the timing of purchases and payments.

Net cash provided by operating activities was $39.8 million for the year ended December 31, 2020 as compared to net cash used in operating activities of $(8.3) million for the year ended December 31, 2019. The increase in net cash provided is due to a $4.1 million reduction in net loss, a $7.3 million increase in non-cash
expenses and a $36.7 million increase in working capital. The period over period decrease in non-cash
items is primarily due to a $14.1 million increase in
non-cash
interest, a $1.2 million increase in stock-based compensation, an increase in the provision for losses on accounts receivable of $1.0 million and a $0.8 million decrease in deferred tax benefit, offset by a $7.2 million decrease on the loss on debt extinguishment and a $2.7 million decrease in depreciation and amortization. The increase in working capital for the period is primarily due to a $26.8 million decrease in accounts receivable and a $13.6 million increase in accounts payable and accrued expenses, offset by a $2.3 million increase in prepaid expense and other current assets and a $1.4 million decrease in deferred revenue. Trade accounts receivable fluctuate from period to period depending on the period to period change in revenue and the timing of collections. Accounts payable fluctuate from period to period depending on the timing of purchases and payments.
Cash Flows Used in Investing Activities
Net cash used in investing activities was $9.7 million for the nine months ended September 30, 2021 as compared to net cash used in investing activities of $11.5 million for the nine months ended September 30, 2020. The decrease in cash used is due to a $3.1 million decrease in cash payments related to acquisitions, partially offset by a $1.3 million increase in purchases of property and equipment.
Net cash used in investing activities was $14.1 million for the year ended December 31, 2020 as compared to net cash used in investing activities of $15.2 million for the year ended December 31, 2019. The decrease in cash used in investing activities is due to decreased purchases of property and equipment of $2.3 million, offset by increased cash payments related to acquisitions in 2020 of $1.2 million.
Cash Flows (Used In) Provided by Financing Activities
For the nine months ended September 30, 2021, net cash provided by financing activities was $0.7 million, related to the proceeds of long-term debt, net of original discount of $294.0 million, offset by the retirement of long-term debt of $289.0 million, debt issuance costs of $2.0 million, debt payments of $1.5 million and capital lease obligations of $0.8 million. For the nine months ended September 30, 2020, net cash used in financing activities was $13.4 million related to the payments of long-term debt of $12.8 million and capital lease obligations of $0.7 million.
For the year ended December 31, 2020, net cash used in financing activities of $18.6 million related to the payments of long-term debt of $17.0 million and capital lease obligations of $1.6 million. For the year ended December 31, 2019, net cash provided by financing activities of $43.5 million related to the net cash received in the Business Combination of $186.5 million and cash received on the issuance of common stock of $0.4 million, offset by payments of long-term debt of $142.0 million and capital lease obligations of $1.4 million.
Off-Balance
Sheet Financing Arrangements
We have no obligations, assets or liabilities which would be considered off-balance
sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance
sheet arrangements. We have not entered into any
off-balance
sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities or purchased any nonfinancial assets.

Recent Accounting Pronouncements
See Note 1—Organization, business and summary of significant accounting policies to our audited consolidated financial statements included elsewhere in this prospectus for a summary of accounting standards not yet adopted. There were no changes during the nine months ended September 30, 2021.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In applying accounting principles, it is often required to use estimates. These estimates consider the facts, circumstances and information available, and may be based on subjective inputs, assumptions and information known and unknown to us. Material changes in certain of the estimates that we use could potentially affect, by a material amount, our consolidated financial position and results of operations. Although results may vary, we believe our estimates are reasonable and appropriate. See Note 1—Organization, business and summary of significant accounting policies to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies. There were no material changes during the nine months ended September 30, 2021. The following describes certain of our significant accounting policies that involve more subjective and complex judgments where the effect on our consolidated financial position and operating performance could be material.
Business combinations
We recognize all of the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs incurred in periods subsequent to the acquisition date are expensed when incurred. Subsequent changes to the purchase price, such as working capital adjustments, or other fair value adjustments determined during the measurement period are recorded as an adjustment to goodwill, with the exception of contingent consideration, which is recognized in the statement of operations in the period it is modified. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowances are recognized as a reduction or increase to income tax expense or as a direct adjustment to additional paid-in
capital as required.
Intangible assets and other long-lived assets
We evaluate the recoverability of our long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the fair value of the asset compared to its carrying amount.
Goodwill
Goodwill represents the excess of the total consideration paid over our identified intangible and tangible assets and our acquisitions. We test our goodwill for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. As of the testing date (October 1), we have determined there is one reporting unit.

We test goodwill resulting from acquisitions for impairment annually on October 1, or more frequently, whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired.
Goodwill impairment exists when the estimated fair value of the reporting unit is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced by the excess through an impairment charge recorded in our statements of operations. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis.
The fair value of each reporting unit is estimated using a combination of a discounted cash flow, or DCF, analysis and market-based valuation methodologies such as comparable public company trading values and values observed in recent business combinations. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable public company earnings multiples and relevant transaction multiples. The cash flows employed in the DCF analyses are based on our best estimate of future sales, earnings and cash flows after considering factors such as general market conditions, changes in working capital, long term business plans and recent operating performance.
Accordingly, we have not identified any indicators of impairment, nor have any impairment charges been recorded related to goodwill as a result of the annual impairment test.
Income Taxes
Our annual tax rate is based on our income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax expense and in evaluating our tax positions.
Tax law requires certain items to be included in our tax returns at different times than when the items are reflected in the financial statements. The annual tax expense reflected in the Consolidated Statements of Comprehensive Loss is different than that reported in our tax returns. Some of these differences are permanent (for example, expenses recorded for accounting purposes that are not deductible in the returns such as certain entertainment expenses) and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return, but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements, as well as tax losses that can be carried over and used in future years. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts we believe are more likely than not to be recovered. In evaluating the amount of any such valuation allowance, we consider the existence of cumulative income or losses in recent years, the reversal of existing temporary differences, the existence of taxable income in prior carry back years, available tax planning strategies and estimates of future taxable income for each of our taxable jurisdictions. The latter two factors involve the exercise of significant judgment. As of December 31, 2020, deferred tax asset valuation allowances totaled $65.2 million, primarily related to federal and state net operating losses available to carry forward to future years and, interest expense disallowance carryovers. Although realization is not assured, we believe it is more likely than not that all other deferred tax assets for which no valuation allowances have been established will be realized. This conclusion is based on our expectation that the reversal of existing taxable temporary differences will provide a source of taxable income to realize these deferred tax assets.
We determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in our financial statements. A tax position is measured as the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority (that has full knowledge of all relevant information). We may be required to change our provision for income taxes when the ultimate treatment of certain items is challenged or agreed to by taxing authorities, when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur. As of December 31, 2020, unrecognized tax benefits totaled $1.0 million, related to U.S. federal and state net operating losses available to carry forward to future years. However, due to the Company’s determination that the U.S. federal and state net operating losses for the unrecognized tax benefit would likely be realized, a valuation allowance offset was recorded against the unrecognized tax benefit, resulting in no effective tax rate impact.
Quantitative and Qualitative Disclosures About Market Risk.
Interest rate risk
We are subject to interest rate market risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to outstanding amounts under the $300 million Initial Term Loans, the Revolving Credit Loans of $40 million and the Delayed Draw Term Loans of $50 million. Interest rate changes may impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors are held constant. Assuming the amounts outstanding at September 30, 2021 are fully drawn, each one-eighth
percentage point increase or decrease in the applicable interest rates would correspondingly change our annualized interest expense by approximately $0.5 million. We do not currently hedge our interest rate exposure.
Exchange rate risk
Results of operations for our
non-U.S.
subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. The resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive (loss) income” in our consolidated balance sheets included elsewhere in this prospectus.
Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” in our consolidated statements of comprehensive loss included elsewhere in this prospectus. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.
During the nine months ended September 30, 2021 and 2020, we generated the equivalent of $46.3 million and $41.9 million, respectively, of U.S. dollar-denominated revenues in
non-U.S.
subsidiaries. Each
100-basis
point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the six-month
period would have correspondingly changed our revenues by approximately $0.5 million and $0.4 million for the nine months ended September 30, 2021 and 2020, respectively.
During the years ended December 31, 2020 and 2019, we generated the equivalent of $57.0 million and $69.4 million, respectively, of U.S. dollar-denominated revenues in
non-U.S.
subsidiaries. Each
100-basis
point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the year would have correspondingly changed our revenues by approximately $0.6 million for each of the years ended December 31, 2020 and 2019.
We do not currently hedge our exchange rate exposure.

BUSINESS
Mission
We solve complex legal, regulatory and data challenges for our clients around the world by leveraging our proprietary software and innovative technology-based solutions.
Overview
We are a leading global provider of eDiscovery, information governance and data recovery solutions to corporations, law firms, insurance companies and individuals in 19 countries around the world. With our long-standing history and transformative acquisition in 2016 of Kroll Ontrack, a storied eDiscovery platform with history dating back more than 36 years, we have decades of experience designing, building, and developing innovative technology solutions that evolve with the needs of our clients. Our integrated, proprietary technology solutions enable clients to efficiently and accurately collect, process, transmit, review and recover complex and large-scale enterprise data. In conjunction with our proprietary technology, we provide immediate expert consultation and 24/7/365 support worldwide, empowering us to be a “first-call” partner for mission-critical, time-sensitive, and nuanced eDiscovery and data recovery challenges. We leverage our proprietary technology solutions and extensive industry expertise to provide a more reliable, secure and seamless experience for our clients when tackling “big data” volume, velocity, and veracity challenges.
A key example of our purpose-built innovation is Nebula, our flagship, end-to-end
AI / ML powered solution that serves as a singular platform of engagement for legal and other types of data. We also offer clients the optionality they desire—KLDiscovery-developed or externally-developed software and cloud-based or a number of different on-premise
data storage options. We processed 6,690 and 7,598 Legal Technology matters for the years ended December 31, 2019 and 2020 respectively, and currently averaging over 44,000 data recoveries annually from all types of storage media. We believe our scale, expertise, proprietary technology and optionality, and global presence uniquely positions us to be the go-to
partner for our clients and solve the world’s largest and most complicated data challenges.
Since October 1, 2019, we have provided services to a highly diverse base of more than over 5,400 Legal Technology clients. Our Legal Technology clients include both law firms and corporations serving many industry sectors including finance and banking, pharmaceutical and biotechnology, technology, insurance, and real estate. Our data recovery clients include corporations and individuals that need to recover and access data. Our loyal client base includes 98% of the highest-grossing law firms in the United States as ranked by American Lawyer, known as the AM Law 100, as well as 64% of Fortune 500 companies, as of December 31, 2020. We have longstanding relationships with many of our clients. For example, the average length of our relationships with our top 25 clients based on revenue for the twelve months ended September 30, 2021 is approximately 14 years. We actively collect and review feedback from our clients to ensure we are investing in the features and services that address their ever-evolving needs. We believe our commitment to being a “first-call” provider for our clients’ largest and most complex cases has helped drive significant revenues from larger and more complex matters, with Legal Technology matters generating over $100,000 and $500,000 in revenue representing 73% and 42%, respectively, of our Legal Technology revenue during the nine months ended September 30, 2021.
The legal technology industry is fragmented and bifurcated into dozens of software providers, which concentrate on technology solutions, and service providers, which license software and focus on client support to assist with managing the third-party technology. Software providers have increasingly prioritized DIY solutions and generally lack full-service support to address complex data challenges, while service providers have relied on multiple, disparate third-party tools and systems that are limited in the client use cases they can address. We bridged this gap by establishing KLDiscovery as a leading legal technology provider with scale that merges state of the art proprietary software and white-glove services. This combination allows us to manage incidents from an organization’s smallest concerns to its most complex legal reviews, as well as time and strategically sensitive legal matters.

As the first provider to license Relativity, a ubiquitous document review tool, we set a new standard in eDiscovery workflow, being the first provider to reach over one million records on the platform. Since then, we have developed KLD AI and review automation proprietary tools to augment the Relativity offering. For those clients who may choose to use third-party tools like Relativity for data hosting, we complement and enhance their experience via our proprietary toolkit to maximize the hosting platform’s functionality.
In response to an increasing number of clients seeking an
end-to-end,
fully integrated offering, we launched our proprietary cloud-native Nebula ecosystem in 2018. Nebula is a differentiated, comprehensive platform that addresses the full lifecycle of the EDRM. Nebula is designed for enterprise adoption and can be seamlessly applied to address a multitude of use cases for the global legal and corporate communities. Clients who utilize our all-in-one
platform benefit from a scalable, singular repository for their legal workflow processes, while reducing costs, and reducing data security risks inherent when processing and transferring data across multiple disparate systems and service providers. Nebula also offers clients flexibility in data delivery methods – in the public cloud, in our secure data centers, behind the client’s firewall in an enterprise server-rack and at a client’s location via Nebula Portable—optionality no other provider’s proprietary platform can offer. Regardless of data storage location, clients can seamlessly manage their data through the integrated Nebula platform. Demonstrating Nebula’s potential, we have experienced strong growth in Nebula revenues—for the 9 months ended September 30, 2021, Nebula revenue was $19.3 million, a 41% increase from the same period in the prior year. Our diversified and deep-rooted client relationships provide a large and loyal user base to further accelerate the adoption and growth of Nebula.
As Nebula’s capabilities continue to offer additional upstream use cases beyond eDiscovery, our clients are able to leverage our technology throughout their respective eDiscovery lifecycles. For example, we offer clients Nebula Big Data, which captures data across numerous platforms and provides a secure, searchable copy of data under preservation, as well as Nebula Legal Hold, which allows clients to ingest and manage hold data from any source. We believe the breadth of Nebula presents an attractive entry point for us to engage with clients early and bring them onto our platform.
Additionally, we are a global leader of data recovery services, currently averaging over 44,000 data recoveries annually from all types of storage media. With our in-lab,
remote, and
on-site
capabilities, we recover data at an over 80% success rate from almost any device, storage manufacturer, operating system, database, and back up format. We expect to continue to benefit from our deep data recovery competencies, given the increasing relevance of data privacy and cybersecurity issues at the institutional, governmental, and international levels.

We believe that our people and culture define and solidify our relentless focus on delivering value for our clients. Our foundation is built on a core set of client service values including teamwork and responsiveness.

As we have scaled our global operations, these shared beliefs have created a unique and productive environment where employees can thrive and work together to deliver our industry leading services and solutions to our clients. This client-first culture has helped us develop strong relationships with a large and diverse client base. In an industry that is driven by long-term, repeat relationship business, we believe our technology solutions, coupled with our 24/7/365 dedication to excellent service, set us apart from the competition.
We believe we have a strong runway to capture a greater percentage of our large and growing market opportunity. Our unique combination of proprietary software and technology-enabled services, coupled with our full stack, scalable platform that covers the full EDRM life cycle, best positions us to tackle our clients’ “big data” challenges. Moreover, we believe our proprietary Nebula offering, unlike other existing solutions, offers broad flexibility in deployment methods, cost efficiency with customizable pricing models, and optimized accuracy with its underlying AI / ML technology. We see further opportunity to grow our sales among new and existing clients, scale internationally, and extend our technology leadership. For the nine months ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019, we generated:

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019
(in millions)	(Unaudited)
Revenues	$238.2	$215.0	$289.5	$312.1
Net loss	(53.3)	(40.2)	(49.9)	(54.0)
Adjusted EBIDTA (1)	49.9	43.8	63.3	68.7

(1)	Adjusted EBITDA is a non-GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Financial Measures.”
The following table sets forth the number of clients and matters for Legal Technology and Nebula, respectively, as of the dates indicated. The number of Legal Technology clients and Legal Technology matters includes the number of Nebula clients and Nebula matters, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding number of clients and matters.

	September 30, 2021	December 31, 2020	December 31, 2019
Legal Technology clients	5,427	5,216	4,593
Nebula clients	1,131	910	625
Legal Technology matters	7,951	7,598	6,690
Nebula matters	905	819	703
Industry background
The rule of law is integral to society—it is the foundation for systems of justice, underpins government functions, and upholds fair economic transactions and social development. From multi-national corporations and governments to local businesses and individual citizens, millions rely on legal services to navigate complex matters and uphold the law in an ever-changing world. According to Statista, legal services represents one of the largest sectors in the global economy, with worldwide spend estimated to increase from $767 billion in 2021 to $846 billion in 2023. As technology continues to revolutionize the legal services industry, there is a significant existing market opportunity for legal technology solutions that should continue to grow.
While the legal technology industry is vast and diverse, most organizations in the industry fall into one of four categories:

•	Corporations and other entities —Ultimately the “end buyers” of technology and services, they hire law firms and providers to help them navigate legal, regulatory, and cyber matters

•
Law firms
—Often seen as an intermediary between providers and corporations/government entities, law firms often make provider decisions on behalf of their clients. Law firms are also consumers of legal technology and solutions themselves, both for in-house
matters and as an extension of their litigation technology teams. As a result, law firms not only become direct sources of revenue for service and software providers, but also an important source of referrals to corporations that providers can leverage to build direct relationships

•
Service providers
—License and package technology, and provide services to corporations and government entities and the law firms they work with. Most service providers of any scale have some proprietary technology, but very few have material portfolios and instead rely largely on licensing third party tools

•
Software providers
—Create technology solutions that service providers rely on, but often take a
“hands-off”
approach with respect to substantive matter support or client service. They typically offer only software without domain expertise and support that goes beyond the software itself. This DIY approach is not equipped to handle large engagements. Moreover, most software providers focus their technology to a particular segment of the EDRM and/or a specific delivery vehicle, forcing buyers to maintain multiple relationships to ensure all their needs are satisfied

Despite the clear distinctions among these categories, there is often overlap between their needs. Service providers commonly license and repackage technology with their services to law firms and corporations, who typically lack the full requisite of resources and domain expertise. Additionally, each organization has specific needs and requirements relating to where data can be hosted, ranging from entirely cloud to entirely behind their firewall, or somewhere in between. While each organization’s technology and service needs are unique, software providers can nevertheless market their solutions to all of those organizations, due to the overlap in needs.
These dynamics underscore the market potential for software providers and highlight the opportunity that exists today for a solution that has broad functionality, around-the-clock
client service, and optionality in delivery vehicles to meet all of a buyer’s data needs.

Electronic Discovery Reference Model (EDRM)

eDiscovery
eDiscovery is a critical component of the legal industry: parties preserve, collect, review, and exchange information electronically for the purpose of using it as evidence in a civil, criminal or investigative legal case or regulatory action. Electronically Stored Information or, ESI, in eDiscovery can range from simple data sources such as emails, word documents, and databases, to increasingly modern and complex data sources such as social media messages, cell phone data, and mobile applications, such as internal digital chat data, and audio / visual calls. The volume and complexity of eDiscovery varies significantly from case-to-case,
ranging from small matters comprising little data to highly complex matters with vast amounts of enterprise data where support from technology and legal experts is essential. According to the IDC the worldwide eDiscovery software and services market is forecasted to be $14.7 billion in 2021 and is expected to increase to $16.9 billion by 2024 due to the proliferation of data and legal challenges, thereby underscoring eDiscovery’s growing significance and use cases.
The eDiscovery market is highly fragmented, resulting in low penetration divided amongst many vendors. Further, within the eDiscovery industry, there is a significant disconnect between software providers and service providers. Most service providers of any scale have some proprietary technology, but very few have material portfolios and instead rely largely on licensing third party tools. These vendors lack fundamental control over the products they resell, which weakens the user experience and diminishes lifetime value.
Information governance
Information governance is a rapidly maturing discipline, the objective of which is to enable enterprises to manage their huge and growing data estates, taking into account the many demands placed upon that data. These demands include everything from ready access to data for business utility and continuity, to data protection against ransomware and other cyber-attacks, to complying with proliferating privacy and other regulatory requirements, to responding to regulatory investigations and civil litigation. Radicati estimates the information governance market to be $6.5 billion in 2021 and expects it to grow to approximately $8.9 billion in 2024.
Vendors that offer versatile solutions can help minimize costly and duplicative workflows arising from using separate systems to address multiple needs. Information governance products also serve as attractive entry points for new eDiscovery business opportunities. We expect increases in legal and regulatory demands, and burgeoning data volumes, as well as strategic needs to protect data from cyber-attacks, to drive the growing adoption of information governance solutions.
Data recovery
Data recovery technology providers help clients, ranging from Fortune 500 companies to individual consumers, recover data that would otherwise be lost for a myriad of reasons, such as system failures, accidental deletion, physical damage, natural disasters, ransomware or user error. Data recovery companies use software tools and physical inspection to diagnose and determine the condition of the media and what data may be recovered. Then, they make an image of the data and perform a logical reconstruction of it. In the case of physical damage, large-scale facilities are required as the device may need to be disassembled in a clean room lab and spare parts used to facilitate the recovery. According to the IDC, the worldwide data protection market, which consists of data recovery, archives, and backup spending, is projected to be $8.9 billion in 2021 and is expected to grow to $18.4 billion in 2025.
Many of the vendors in this fragmented industry are small electronics repair shops using off-the-shelf
data recovery software tools. Many smaller data recovery vendors can recover data from hard disk or external drives, while some have the capability to assist with more complex data recovery from servers, storage systems, and networks. Very few global data recovery providers support large-scale operations such as clean room labs and physical data recovery capabilities. Data recovery also complements eDiscovery and information governance by minimizing the amount of data that cannot be recovered from lost or deleted files.
Industry trends
Growing significance of legal services worldwide
In an ever-evolving digital world, businesses are exposed to growing amounts of legal liability and greater risks related to their brand, reputation, and performance. As businesses expand their presence into new jurisdictions, they are also subject to increasingly complex disputes and legal matters. According to global law firm Norton Rose Fulbright’s litigation trends survey, 74% of companies in the United States faced at least one lawsuit in 2020. In order to safeguard their operations and minimize business disruptions, businesses must modernize their approach to legal matters through technology and are increasingly looking for comprehensive legal technology solutions to do so.
Technological transformation within the legal industry
Many believe that the legal industry has lagged behind other sectors in digital transformation. The lack of legal digital infrastructure is driven by the traditional bill-by-the-hour
service model and legacy pure-play service providers who are unable to keep pace with evolving technology needs. As demand for legal services continues to grow, clients seek more technology-based solutions such as software applications to improve productivity and efficiency and drive greater certainty of legal outcomes. This profound transformation is increasingly powered by advancements of capabilities such as AI / ML and serviced by providers with domain expertise in both the legal and technology sectors. The
COVID-19
pandemic and work-from-home orders further accelerated these trends and ushered in a new digitized environment where businesses and governments must adopt more legal technology solutions. With greater adoption of legal technology, lawyers and other legal service professionals increasingly require technical expertise and support from trusted providers to fully utilize and reap the benefits of these applications.
The proliferation of enterprise data
The volume and variety of enterprise data is growing at an exponential rate, with increased adoption of mobile devices, accessibility of hosted systems, and increased reliance on electronic data storage. According to the IDC, the amount of electronic data created and replicated will nearly triple from 64 zettabytes in 2020 to 180 zettabytes by 2025. With such rapid growth, traditional methods of manually collecting and reviewing data for documentary evidence have failed, having proven to be highly cumbersome and inefficient. Enterprises are increasingly seeking advanced technological solutions to review large datasets quickly, accurately, and securely, and to have data stored in a manner that facilitates access and the review process.
Increased focus on flexibility of solution delivery
With diverse business operations and locations and varying degree of adoption of cloud-based applications, clients need flexible legal technology solutions to suit their unique needs. There has been an ongoing industry shift towards cloud-based delivery methods, which we expect to become even more pervasive; however, many clients still rely on traditional, on-premise
hosting licensed from third-party vendors. At the same time, others require more deployment optionality such as cloud, at a provider’s data center, or even portable solutions that can be brought on-site
and
air-gapped
to address particularly sensitive data sets. Many factors drive these decisions, chief among them are the perceived benefits of enhanced data privacy and security, as well as a desire to have greater control over the company’s data. As such, clients need a flexible approach to how legal technology solutions are delivered to adequately meet the diverse and complex needs of the legal industry. As the industry continues to move away from a one-size
fits all approach, there is a greater emphasis on customized legal technology offerings that feature seamless workflows from start to finish across multiple delivery options.
Users involved in complex cases require strong project management and client service
Complex cases, such as second requests from antitrust regulatory authorities such as the U.S. Federal Trade Commission or U.S. Department of Justice investigating possible anticompetitive consequences of a proposed M&A transaction and joint defense cases in which parties sharing similar legal interests are able to exchange information, require a significant amount of support—typically around the clock—from a team with diverse skill sets that can expertly navigate and execute work across many phases of the EDRM. Given the high stakes typically associated with these matters, law firms and corporations require a collaborative and consultative relationship with their technology solutions providers. Providers or platforms that favor a more “hands-off” approach may limit the types of engagements they will be considered for, as clients would need to engage third parties for support, and working with multiple providers introduces additional cost and risk at a critical juncture. With increasingly complex and nuanced cases, the provision of client service resources remains imperative for clients to realize the full benefits of the software in use.
Strategic relevance of privacy and security protocols
Clients are placing a greater emphasis on legal technology tools that not only increase productivity and accuracy, but also ensure data security and protection at industry-leading standards. This new and rapidly growing demand is driven by increased data privacy laws and regulations such as GDPR and the litany of state laws being enacted or considered for enactment in the United States. The rise of cybersecurity issues such as data breaches, ransomware and phishing attacks and other incidents is also driving demand. As a result, businesses and law firms have placed greater focus on secure record and access systems.
Limitations of existing offerings
Lack of providers offering both software and technology-enabled services
Historically, the legal technology industry has been characterized by a separation of software and service providers with industry participants falling in one of two major categories: software providers that create technology solutions and service providers that typically license and resell software and assist with managing the technology while offering client support and legal expertise.
Software providers do not offer critical client service resources
The relationship between software and services providers has been increasingly disrupted as the industry evolves. With the maturation of cloud and AI / ML technologies, certain software providers are prioritizing or limiting delivery of their software solution to the cloud while charging license fees. In turn, they rely solely on those licensing their software or third-party service providers charging clients usage-based fees to provide substantive client support. Furthermore, emerging software providers that typically offer DIY solutions, are in the early stages of expanding into the services space in order to expand their market opportunity, but they cannot support more complex and larger legal cases in the same way we can with our solutions. Despite this shift, these players continue to heavily prioritize self-help and “DIY” support models over full-service support, which is typically required for large and complex engagements.

Service providers rely almost exclusively on third-party technology
In contrast to software providers, service providers typically have very little proprietary technology and rely almost exclusively on third-party tools. These tools are expensive and often fail to individually address all of the various use-cases
and needs of their buyers. This lack of technological independence either results in gaps in what a provider can offer or requires service providers to license multiple disparate systems in a manner that is neither seamless nor cost effective. Across the industry, service providers rely on licensing add-on
technology tools for Relativity, or separate third-party apps such as Brainspace, often leading to a disjointed user experience resulting from the lack of any integration between separate technology platforms. There remains a gap – and industry need—for an integrated platform to provide users with flexibility across their technology stack, and a scalable solution that can address any type of legal case.
Lack of comprehensive solutions
Legacy point solutions fail to cover the full lifecycle of information governance, eDiscovery, and data recovery, and require legal teams and service providers to coordinate data and applications across numerous products and providers. The lack of a comprehensive and well-integrated offering results in inefficiency within workflow processes, as existing providers are often not interoperable. For example, a corporate client engaged in a large-scale defense case that is collecting digital evidence from various servers and needs assistance managing several case records typically requires multiple solutions with differing capabilities from different providers to meet its needs. However, using multiple solutions from multiple providers almost always results in additional license costs, inefficiencies and increases the risk of error and security breaches while transferring data between solutions. As legal matters become increasingly complex and costly with disparate solutions, an integrated and comprehensive platform becomes critical to deliver efficient and cost-effective performance as well as to provide a seamless user experience across offerings.
Limited flexibility and scalability of offerings
Many of the technology solutions within eDiscovery lack the flexibility and scalability to adapt to multiple delivery options. Most competing platforms have only one delivery model – either locally installed by the client or delivered as a SaaS platform by the provider. While cloud-based offerings are generally more cost-efficient, they sometimes lack the same degree of functionality and scalability as traditional offerings. This rigid bifurcation forces clients to decide between delivery methods – cloud or on-premise.
Examples of this include eDiscovery providers looking to maximize margins by forcing clients to the cloud, to law firms looking to have
“in-house”
capabilities, to global corporations with smaller satellite offices in jurisdictions with strict data residency requirements and poor cloud provider coverage. There is a whitespace for a software solution with the flexibility to operate efficiently in both the cloud and on commodity hardware, to allow clients to benefit from optionality over the long term.
Lack of scalable,
end-to-end
technology solutions and expertise to handle complex cases
With the proliferation of enterprise data and the growing number of intricate cases, there remains a gap in offerings that are well-equipped to address the ever-evolving complexities within the legal landscape. The depth and breadth of eDiscovery cases vary greatly, ranging from internal investigations to highly complex legal cases, including second requests and joint defense cases.
Furthermore, as technologies such as ML advance and become increasingly accessible, it is now more important than ever for solutions to provide enrichment and automation wherever possible. This is especially critical for larger and more complex data sets where a “brute force”
document-by-document
approach is neither practical nor cost-effective.

Existing DIY solutions typically offer a
one-size
fits all approach, and lack the technology, functionality, expertise, and technical and project support required to help clients successfully navigate the complexity and nuances of large-scale projects. Revenue opportunities of any size, scale, or sustainability require a tight-knit client support matrix with a deep bench of talent with a high level of availability and experience. Any provider or solution lacking in this area will be unable to compete successfully.
Our solutions
We are a legal technology pioneer with a long-standing presence developing proprietary technology solutions. We provide an expansive suite of technology offerings including our end-to-end
fully integrated solution, Nebula, which comprehensively addresses information governance, eDiscovery and data recovery needs. Our solutions have been developed in-house
by capitalizing on our more than 15 years of technology expertise and legal process management experience. As the first provider to license Relativity, we have developed an entire suite of proprietary technology solutions that creates a bespoke and enhanced experience within the platform.
We introduced Nebula, our proprietary platform, in 2018 after years of learning from our many client relationships and the engagements on which we support them. Our vast experience taught us that our clients needed one comprehensive and integrated platform that can be used to complete all steps of the information governance and EDRM process, and we believe Nebula fills this critical need. Complemented by our world-class client service, Nebula empowers our clients with flexible, scalable, and innovative tools. As a result, unlike other providers who cannot update the third-party software they sell in real-time or technology companies who are unable to provide after-sale support, we fully control our proprietary technology—along with the user experience—enabling us to serve as a unified one-stop
shop.

eDiscovery
We are a leader in eDiscovery with a broad suite of unique offerings that make us a provider of choice for our clients. Our core products include Nebula, EDR, and Relativity. Nebula offers end-to-end
eDiscovery management in a single tool, enabling clients to efficiently analyze, process, review, and manage large data sets.

EDR and Relativity are two platforms for hosted review, the former facilitates the eDiscovery search and review process in a single tool and the latter serves as a licensed platform focused on document review that provides our clients additional optionality for data hosting solutions. Whether our clients use our proprietary platforms, Nebula and EDR, or third-party licensed platforms, such as Relativity, we offer many complementary proprietary solutions that we have developed using cutting-edge AI / ML algorithms to enhance workflow efficiency and user experience.
Nebula
Nebula is our premier
end-to-end
information governance and eDiscovery platform, which facilitates the identification, preservation, collection, processing, review, and exchange of ESI.
Developed
in-house
with our proprietary technology, we believe Nebula is one of the few comprehensive platforms in the marketplace that supports the entire lifecycle of EDRM. From initial identification to final production, Nebula covers all phases of eDiscovery within a single, easy to use platform, including, big data management, legal hold, ingestion and processing, early case assessment, or ECA, review, and production—infusing AI / ML and other advanced technologies every step of the way.
Using innovative technology, Nebula offers users maximum flexibility by supporting delivery in all environments, including in the public cloud, in our secure centers, behind the client’s firewall in an enterprise server-rack via Nebula Enterprise and at a client’s location via Nebula Portable. Nebula empowers users to make critical strategic decisions using the most relevant data with minimal human effort, disrupting traditional approaches to legal work and empowering adopters to do more with less.
As we continue to enhance Nebula, we remain focused on our strategy to attract more clients currently relying on third-party software onto our Nebula platform. Unlike many other providers who gather and resell technology tools created by others, our unified owned and operated platform offers greater flexibility and enables us to deliver greater lifetime value to our clients. We believe that these clients will not only benefit from Nebula’s cutting-edge technology and unique full array of delivery options but also the broader ecosystem we have created with proprietary tools to enhance legal departments’ productivity, efficiency, and quality of outcomes.
Nebula Big Data
Nebula extends our reach well beyond eDiscovery to include applications for cost-effective information governance solutions. Not only can it reliably capture data across dozens of platforms, it also meets ongoing legal hold requirements by providing a secure, defensible, and searchable copy of data under preservation. Nebula Big Data highlights the capabilities of our ecosystem to deliver both eDiscovery and information governance strategies. Nebula Big Data acts as an enterprise information archive, allowing organizations to cost-effectively use a single copy of data to satisfy multiple competing objectives in a unified platform that minimizes management overhead compared to managing data in source systems.
Nebula Legal Hold
Nebula Legal Hold simplifies the legal hold, a process by which organizations preserve relevant information, by managing and tracking data, communications, and data sources in a single place. Nebula Legal Hold also works seamlessly with Nebula Big Data, allowing our clients to automatically ingest and manage hold data from virtually any source, in any format. Designed to be simple, intuitive, and efficient, Nebula Legal Hold’s wizard-based
workflow and communication templates make generating legal hold notices, sending automated reminders, and tracking responses quick and easy.
eDiscovery.com Review (EDR)
EDR is our proprietary solution tailored for technologists, such as a large law firm with sophisticated in-house
technology expertise, who want a larger measure of control over their complex eDiscovery review and production. From eDiscovery investigations to document review and production, EDR integrates the eDiscovery process into one robust tool and includes analytics and matter management features that take extra time or create manual work in other applications. Not only does the intuitive interface allow users to easily search and review documents, but the automated routing and distribution of documents also helps users streamline reviews and maximize accuracy. With tried-and-true
scalability and powered by next-generation technology, we have now reached over 100 million documents in a single EDR database. Over the past decade, our clients have produced approximately 6 billion pages to requesting parties using EDR. Unlike Nebula, which broadly addresses the full EDRM process, EDR was intentionally designed to focus specifically on large-scale review, analysis, and production.
Relativity
We are a leading licensee of Relativity, a ubiquitous document review tool that helps our clients analyze data for eDiscovery, litigation, investigations, and other legal matters. We license software from Relativity primarily on a fixed-fee
basis with relatively minimal variable costs. Our current Relativity agreement expires on June 30, 2024.
We are the longest tenured licensee of Relativity, with a partnership reaching back to 2006. Shortly after beginning the partnership, we hosted the first case to reach one million records on the Relativity platform, and we have a long and well-documented track record of innovation within the platform.
Our Relativity offering is differentiated by our own suite of exclusive and proprietary tools that affect every part of the project. As we augmented the Relativity offering with our proprietary supplemental products, we built a bespoke and proprietary user experience and broadened our competitive edge. In addition, our KLD AI and review automation tools help deliver efficient and reliable document review and allow users to maximize their Relativity experience. We currently host Relativity in six countries worldwide.
KLD AI and review automation
Developed
in-house
through a collaboration among our data scientists, engineers, and legal professionals, KLD AI and review automation is one of the most advanced toolkits on the market. It offers a full range of technology-enabled review features to complement our extensive offerings including Nebula and Relativity. When our clients opt to use third-party tools like Relativity for data hosting, they adopt our toolkit to maximize their functionality, underscoring the efficacy of the proprietary technology that underpins KLDiscovery and the bespoke, full-suite solution we offer. Our toolkit includes:

•	Machine Learning —Our supervised machine learning, known as Predictive Coding in the legal industry, supports multiple workflows and methodologies and helps prioritize essential documents for review.

•	Automated Workflow —Automates the routing and distribution of documents to streamline document review and maximize accuracy and defensibility—a key component of our bespoke document review offering.

•	Workflow Reporting Suite— Provides dynamic, on-demand information on the progress, productivity, and tagging trends for document review projects run within the Workflow system.

•	Natural Language Processing— Our powerful language-based AI enables users to gain meaningful insights into their data.

•	Audio Transcription— Transcribes audio recordings into text.

•	Foreign Language Translation— Translates foreign languages into a client-readable format.
Processing
KLDiscovery’s proprietary software stack ingests, normalizes, and prepares data for review, analysis, and production. Enterprise data is typically voluminous and routinely consists of a wide variety of data types coming from many disparate sources, meaning the quality, scalability, and reliability of the processing platform are critical. Most organizations license third party processing technologies, which are not integrated with their information governance, collection, review, or production platforms, creating an inefficient and costly workflow.
While our processing solution is integrated into Nebula, it can also be used with other third-party solutions. It supports dynamic resource management, allowing us to easily add technology resources (i.e. virtual machines) to provide high-powered scalability and performance. This powerful tool allows us to process significant amounts of data in a fraction of the time required with other applications.
This offering is well suited for service providers, law firms, and corporations who have a need to process data. Licensing our Nebula platform addresses various needs and requirements, which can range from a complete end-to-end
solution to those that may require only a point solution for simple processing or early case assessment, or ECA. Regardless of the circumstances, clients reap the benefits of a mature processing technology that can not only be used at any scale and for any data set, but is also fully integrated into a larger, interconnected ecosystem.
Technology-enabled services
We deliver technology-enabled services to complement and maximize the power of our software portfolio. As part of our solutions, we engage with clients at every stage of their eDiscovery journey and personalize solutions focused on their individual needs. This process often serves as a starting point for new business opportunities as clients may use any combination of our technology solutions and services as their data and legal needs continue to evolve.
With the help of our team of experts, we aim to be our clients’ most trusted partner by providing support for all aspects of eDiscovery and data management. We also offer DIY tools such as RCMgr a comprehensive self-collection suite where end users and IT professionals alike can effortlessly and defensibly perform forensically sound collections of hard drives, loose files, and email servers. Leveraging decades of experience at the intersection of the legal, regulatory, and technology sectors, we provide technology-enabled managed review, digital forensics, informational archiving, and other advisory solutions 24/7/365 to users worldwide.
Data recovery
Business and private users routinely store business-critical data on servers, laptops, mobile devices, and phones. As a result, data loss events can be devastating. The cost to an enterprise can amount to millions of dollars if they are unable to access important data for business operations. To address those data loss events when they occur, we provide data recovery solutions worldwide.

•
Ontrack Data Recovery
—When other data protection efforts fail, Ontrack can often recover our clients’ data, documents, and critical systems. We performed over 42,000 data recoveries for our clients in more than 70 countries in 2020.

•
Ontrack
 PowerControls
—Enables email and backup administrators and database administrators to restore individual mailboxes and messages, without having to restore the entire database. Ontrack PowerControls provides a more powerful and faster search tool than native tools, and, most importantly for legal and compliance use cases, without altering the metadata, making it forensically sound.

•
Ransomware recovery
—As cybersecurity incidents become more prevalent, we help our clients safeguard and recover their valuable data in the event of an attack. We track more than 270 different types of ransomware in order to monitor the developments and changes in these threats real time. This provides us with knowledge and experience, leading to a higher probability that we will recover lost data. We also offer a specialized collection of proprietary tools to recover data encrypted by ransomware, as well as consultation and advisory services to prevent potential data loss in the future.

•
Email extraction
—We offer professional email recovery solutions ranging from individual files to entire databases. We provide the technology and expertise to support practically any use case regardless of storage location and file types

•	Tape solutions —We provide a range of tape services to solve the problems associated with legacy backup tapes and regularly support our clients’ efforts to backup and recover data.

•	Data destruction —We support our clients throughout the whole data destruction process by offering solutions in our labs or onsite, as well as DIY products.
KLDiscovery value proposition
Highly differentiated combination of proprietary software and human capital
We believe our position as the differentiated legal technology provider with proprietary, state of the art, EDRM software combined with our white-glove services will help drive retention and support client growth. We have spent over 15 years investing in, delivering, and perfecting data-centric technology, including our flagship eDiscovery solution, Nebula. At the same time, we built a successful track record of solving some of the most challenging legal data problems through a combination of our proprietary technology and service-oriented culture. As the relationship between software and service providers shifts within the legal industry, we are well-positioned to disrupt the space as a singular, end-to-end
and trusted provider of both software and services.
Full stack, scalable technology offerings covering the full spectrum of the EDRM
Through our proprietary technology offerings, we provide full stack, scalable
AI-powered
software solutions for corporate legal functions allowing clients to collect, process, transmit, store, analyze, and govern all of their data on a single platform in a timely and efficient manner. Nebula, our singular, end-to-end
platform, allows us to provide a superior level of client service and minimize the risk of a data breach. Our solutions are designed for enterprise adoption and can be applied to a wide variety of enterprise use cases outside of litigation such as internal investigations, merger clearance, and legal holds.
Nebula is a highly differentiated and comprehensive technology platform
Our proprietary platform, Nebula, addresses virtually all potential eDiscovery and information governance use cases for the global legal and corporate communities. This end-to-end
platform allows our clients to contract with a single solution provider and provides one, instantly scalable, secure repository for their legal data that avoids error-prone processes of moving data through different disparate systems. Our platform enables greater efficiency and optionality by offering our clients control over the location of their data and method of delivery. Regardless of data storage location or size, clients can seamlessly manage their data through the integrated Nebula platform with consistent user experience, performance, and features. In addition, Nebula, with its single-source platform and simple usage-based pricing model, addresses virtually all use cases, thus allowing our users to benefit from greater cost predictability and improved efficiency. With existing software solutions limited by any combination of expensive pricing models, limited features, and a lack of delivery options, we believe there is an underserved population of buyers, including eDiscovery service providers, law firms, corporations, and other organizations, that can immediately benefit from Nebula. By supporting a variety of deployment environments with increased cost-efficiency, we believe Nebula is the premier, unified solution that meets and will evolve with the needs of our clients.
State of the art AI / ML functionality
Our leading-edge AI / ML technology allows clients to review their legal data accurately and quickly. We have a strong, decades-long track record of developing award-winning workflow batching software, predictive coding, and AI / ML programs that maximize the efficiency and productivity of lawyers around the world. Developed through continuous use and refinement, our legal review technology has predictive capabilities that we believe are superior to our competitors, giving us an advantage as our clients use our solutions.

Simplified and flexible pricing to provide
end-to-end
optimization
Our pricing model, customized based on platform functionality and data volume, allows us to offer a wide variety of optionality for our clients. We employ different pricing structures across our large suite of offerings including usage-based subscriptions, transactional, à la carte, and alternative fee arrangements for software such as our proprietary Nebula platform and our technology-enabled services and data recovery engagements. We set transparent and attractive pricing, which allows us to deepen our relationships with our large, blue-chip client base. We believe the ease of our pricing structure and solutions, even for the largest and most complex organizations, provides critical entry points for us to onboard additional products and expand beyond traditional use cases. As the strategic value of our technology solutions continues to grow, our pricing strategy will attract both existing and new clients deeper into our ecosystem.
Our business model
We offer differentiated solutions to our clients via a flexible and scalable, usage-based business model, where, as an example, clients pay us on the basis of the amount of data processed, ingested, and/or reviewed on our platform, which drives future business opportunities. Our proprietary data and technology fuels referrals from our large global client base. As more clients begin to use our software and solutions, we have opportunities to cross- and up-sell
to drive growth of our complementary features and
add-ons.
By continuously expanding our usage, we increase our global reach and create more value for clients and stakeholders.

•
Pricing
—We predominately employ a usage-based pricing model for our technology platforms, such as Nebula. For these solutions, our pricing is measured by the amount of data ingested, hosted, produced, and/or reviewed. Since no single structure works for every client, we also offer a subscription-based model, where clients commit to a set capacity of usage over a pre-defined
term (typically one to three years) at a discount over the usage-based rates typically associated with project-by-project
engagements. Our data recovery engagements are fixed fee arrangements.

•
Client benefits
—We offer simplicity and flexibility for our clients. Our usage-based model is designed to scale and adopt to our clients’ changing needs. With no user fees, Nebula pricing is transparent and allows clients to efficiently budget and support any legal, project, and technology demands.

•
Network effect
—As we continue to grow, we accumulate more data across our ecosystem, which strengthens our technology capabilities and enhances user experience, which attracts even more clients. We allow our clients to store and reuse data for future legal purposes which can serve as the starting point for new sales opportunities. Our AI / ML technology continuously processes more data and observes human usage to refine our platform for increased efficiency and relevancy.

•
Partner Channel Subscriptions
—Starting in 2022, we plan to offer multi-year partnerships for Nebula based on usage tiers. With existing software solutions limited by any combination of expensive pricing models, limited features, and a lack of delivery options, we believe there is an underserviced population of buyers ranging from eDiscovery providers, law firms, corporations, to other organizations that can immediately benefit from Nebula.

For the nine months ended September 30, 2021 and the years ended December 31, 2020 and 2019, revenues arising from usage-based agreements comprised 90.6%, 89.3% and 88.4% of revenue, respectively, while subscription agreements comprised 9.4%, 10.7% and 11.6% of revenue, respectively.
Our clients
Our Legal Technology clients include both law firms and corporations serving many industry sectors including finance and banking, pharmaceutical and biotechnology, technology, insurance, and real estate. Our data recovery clients include corporations and individuals that need to recover and access data.
Our definition of a Legal Technology client includes each primary law firm and corporation to which we provided services in a litigation matter that we billed during the past two years. Since October 1, 2019, we provided services to over 5,400 Legal Technology clients. As of December 31, 2020, our clients include 98% of the AM Law 100 and 64% of Fortune 500 companies.
We have longstanding relationships with our clients; the average length of our client relationship with the top 25 clients for the twelve months ended September 30, 2021 is 14 years. For the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021, no single client accounted for more than 5% of our revenue.
Our key differentiators
A trusted partner for the most complex, mission critical legal matters and data needs
Through our decades of experience, we have built a reputation of technological excellence and “first-call” expertise for the most complex legal and data challenges worldwide. Our proven ability to perform the most difficult legal data reviews (such as antitrust second requests, joint defense, and large-scale M&A matters) and help our clients through their most challenging moments (such as mitigating and navigating a ransomware event) has made us a critical partner for our clients. Our proprietary technology capabilities and ability to evolve with the needs of our clients results in better outcomes for their organizations. By building a reputation as a trusted legal solution provider, we have created a loyal client base that will allow us to drive future business opportunities and expand the reach of our offerings including Nebula. Our comprehensive offerings distinctly position us to navigate our dedicated client base through the technological transformation of the legal industry while serving as a critical partner for all their legal technology needs.
Comprehensive technology solutions that expand beyond traditional eDiscovery use cases
As Nebula continues to expand further upstream within the EDRM, our technology is leveraged earlier in the data lifecycle, opening an attractive entry point for engaging our clients and moving them along the eDiscovery journey within our end-to-end
Nebula platform. We believe our position as a
one-stop
platform that offers comprehensive solutions allows clients to contract with a single provider, avoiding frictions and risks in moving data and contracting multiple providers. Additionally, we are a global leader of data recovery services, supporting both small businesses and large enterprises with business server recoveries and backup tape restorations. Our proprietary incident response solutions enable our clients to recover from the deletion or destruction of data due to malicious or accidental incidents. The rapid proliferation of ransomware episodes faced by organizations worldwide validates the value of data today and how critical it is to retrieve.
Founder led, proven and experienced management team
Chris Weiler, our Chief Executive Officer,
co-founded
our Company in 2005 with a mission to support clients through their most complex and stressful legal and data challenges. As one of the longest-tenured CEOs in the global eDiscovery sector, he provides extensive industry expertise and relationships. Moreover we have a deep team of seasoned executives, including Dawn Wilson (Chief Financial Officer) and Danny Zambito (Chief Operating Officer), Daniel Balthaser (EVP of Engineering), Robert Hunter (EVP of Global IT and eDiscovery Operations), Krystina Jones (EVP of Global Sales and Marketing), Anthony DeJohn (SVP of Machine Learning), Oscar Vega (SVP of Global Sales), Peter Boehret (COO, Data Recovery) and Andy Southam (General Counsel), who have collectively spent over 180 years in the legal and technology industries. Furthermore, our sales and software development executives have worked together over the past 15+ years and developed a seamless feedback loop to improve our technology in response to the changing needs of our clients. Together, our experienced and passionate team is committed to delivering best-in-class
solutions and a superior user experience to our clients worldwide.

Expansive global footprint
Our geographic presence spans 32 locations in 19 countries. Our broad reach provides us with the ability to act as a first responder when clients have urgent work requiring immediate attention. In addition, our familiarity with local laws and regulations allows us to effectively assist clients in navigating complex, cross-border situations.
Highly qualified and experienced sales force
Our sales management team recruits and retains highly qualified and experienced sales team members, focusing on expertise, knowledge and tenure, prioritizing the quality of team members over the quantity. Our top 15 revenue producers average 15 plus years of experience in the eDiscovery industry and our sales organization has a revenue per rep average of over $5 million for the twelve months ended September 30, 2021. We rely on a team of value-add
sales professionals to act as consultants for their clients across a wide array of offerings. In 2020, we effectively integrated our data recovery and legal technology sales teams to better offer the full KLDiscovery portfolio of technology and solutions to a wider base of existing clients.
Established track-record with scale and financial flexibility to fund investments
Our size and scale provide us with the financial flexibility to self-fund the development of our Nebula platform as we continue to advance new product features and enhancements. We possess a unique combination of industry-leading scale, with our loyal client base of more than 5,400 Legal Technology clients and with offices in 19 different countries as of September 30, 2021, and financial flexibility. We have a strong track record of funding our growth expansion in a disciplined manner, and we believe our robust financial profile affords us the continued financial flexibility to do so. Our net loss was $40.2 million and $53.3 million, while our adjusted EBITDA was $43.8 million and $49.9 million, respectively, for the nine months ending September 30, 2020 and 2021. We plan to devote significant resources to our salesforce expansion and research and development to aid in the evolution of our technology offerings. See “Management’s Discussion and Analysis of Financial Condition and Results of
Operations—Non-U.S.
GAAP Financial Measures
.
”
Our market opportunity
We operate within the legal services industry, one of the largest sectors in the global economy, which we believe is in the early stages of a major technological transformation. According to Statista, legal services represents one of the largest sectors in the global economy, with worldwide spend estimated to increase from $767 billion in 2021 to $846 billion in 2023. eDiscovery is an essential component of the legal industry, and the market remains highly fragmented. According to the IDC, the worldwide eDiscovery software and services market is forecasted to be $14.7 billion in 2021 and is expected to increase to $16.9 billion by 2024 due to the proliferation of data and legal challenges. Additionally, our information governance solutions are also part of the broader information governance market, which is expected to be $6.5 billion in 2021 and grow to approximately $8.9 billion in 2024, according to Radicati. Data recovery is another mission-critical offering that we provide, and the market is characterized by numerous small providers who rely on third-party data recovery software tools. As noted by the IDC, the worldwide data protection market, which consists of data recovery, archives, and backup spending, is projected to be $8.9 billion in 2021 and is expected to grow to $18.4 billion in 2025.
We believe our TAM will continue to grow over the long term, with the acceleration in the volume and variety of enterprise data that are critical to legal cases. Traditional methods of manual collection and review of data are being and will continue to be increasingly displaced by the use of technology solutions, and we believe the efficacy and functionality of our proprietary platform and our flagship ecosystem, Nebula, enable us to capture a greater percentage of this expanding TAM. With increased global scrutiny and added regulations within cybersecurity, businesses remain increasingly focused on adopting technology solutions whether within information governance or data recovery, that ensure comprehensive data security. These industry tailwinds, alongside the greater adoption of legal technology on an industry-wide basis and need for providers with both proprietary software and human capital, will organically broaden our TAM. We intend to continue to capitalize on opportunities to increase our share of the TAM by expanding the use cases for our solutions through our commitment to product innovation and platform expansion.
Our growth strategy
Building on the many strengths of our existing business and strategy, we are focused on continuing to enhance our proprietary solutions, expand our ecosystem, and extend our reach to capitalize on our large and growing market opportunity.
Extend our technology leadership with continued innovation and platform expansion
We have successfully built a strong technology platform based on years of research and feedback from our clients and strive to further invest in research and development to maintain our track record of innovation. We plan to drive growth by expanding the functionality of our current platform, including the Nebula ecosystem, and broaden the range of products we offer. In addition, we will continue working to be an industry leader for ease of client experience through seamless integration with clients’ back-office functions. We will also seek to capitalize on our highly transparent pricing to capture mission-critical, high value, and long-term revenue opportunities. As we continue to innovate and increase our value proposition and address clients’ challenges within eDiscovery, information governance, and data recovery, we believe we will strengthen the breadth of our premium product offerings, increase penetration of existing clients, and grow our addressable market.
Continue to increase adoption of Nebula on a global scale
Our large and deep-rooted client relationships on a global basis provide a loyal base to expand adoption of Nebula, in addition to new service providers, law firms, and corporations. As we continue to innovate and improve Nebula’s offerings, we plan to gradually transition our clients who rely on third-party software onto our proprietary Nebula platform. For these clients who may use a different eDiscovery platform, we believe we can increase Nebula adoption by introducing and educating these clients to the advantages of our proprietary and differentiated platform. With the anticipated launch of many new functionalities in 2022 (such as granular permissions and multi-party support), we believe Nebula will further differentiate itself versus offerings from other providers, thus allowing us to capture a larger total addressable market within eDiscovery.
Grow our client base and drive incremental penetration within existing clients
With the increased adoption of technological solutions within the legal industry and more organizations opting for functional solutions like those we offer, we see significant client growth potential for our business. We will continue to drive brand awareness on the robust functionalities, ease of use, and high degree of customizability of our offerings, in order to accelerate the growth of new clients. We believe that Nebula, our differentiated end-to-end
offering that spans the eDiscovery lifecycle, positions us to up-
and cross-sell additional products to existing clients seeking to reap the full benefits of our comprehensive product suite. We believe our release of new products, tools, add-ons,
and features has increased the value we provide to our clients, and our growing product capabilities will continue to attract new and maintain existing clients.
Build partner channels
We intend to build our partner channel by selling subscriptions for Nebula starting in 2022. These agreements will have a minimum of a one-year
commitment and our goal is to have a
two-year
average commitment across our entire partner channel. We will leverage and broaden our partnerships with other eDiscovery providers, law firms, corporations, consulting firms and other organizations to drive growth and bring innovation to the global legal community. Nebula’s comprehensive capabilities and competitive pricing will allow us to target multiple partner market segments, spanning those seeking a single
“one-stop-shop”
solution to those who may require a

point solution to process and triage small data volumes
in-house
for loading to other applications. The subscriptions will be based on usage tiers and offer all of our technology for the client’s use, with the option to pay extra for services. By building a partner channel for Nebula, we will be able to generate revenue opportunities from a brand-new
population of buyers and further increase industry awareness and utilization of Nebula.
Expand and strengthen sales force coverage
We continue to recruit, attract and retain top sales professionals to capture untapped clients and we intend to hire more sales professionals to drive growth. We pride ourselves in our high-quality and globally integrated salesforce and their ability to bring in significant revenue. They are cross trained across our product suite so they can sell our comprehensive offerings to new and existing clients. We continue to take advantage of our 2020 sales force integration to expand our existing client relationships by offering our entire suite of technology, products, and solutions.
Further our presence in international markets
The eDiscovery market is global, and we continue to invest to increase our market share worldwide. We already have an established presence in 19 countries with qualified sales reps and client support. Internationally, our flexible delivery models (such as Microsoft Azure and Nebula Enterprise) enable us to more easily penetrate new markets and better adapt to the varied and unique data handling requirements and regulations that our clients face across different geographies.
Pursue opportunistic strategic acquisitions
We continue to seek acquisitions that will expand the depth and breadth of our product offerings and make us the provider of choice for existing and new clients. With our strong leadership and demonstrated success of our platform, we believe we will be able to attract strong acquisition targets going forward. Our past acquisitions demonstrate our management’s ability to effectively source, execute, and integrate acquisitions into our existing and growing platform. We plan to continue to opportunistically pursue our acquisition strategy to continue to provide more comprehensive offerings for the highly fragmented eDiscovery and information governance industries.
Our employees and culture
As of September 30, 2021, we had approximately 2,900 employees. This total includes approximately 1,200 regular employees and 1,700 temporary contingent employees who are employed on a project basis to work on active managed review matters. Our employees are not represented by a labor union and we have not experienced any work stoppages. We believe employee relations are excellent.
The skills, experience, and industry knowledge of our employees significantly benefit our operations and performance. We continuously evaluate, modify, and enhance our internal processes and technologies to increase employee engagement, productivity, and efficiency.
We strive to hire employees who adhere to the following cultural values:

•	Team —We beat with one heart and succeed by working together

•	Humility —No one person is above the team. Our company, clients, and teammates come before personal agenda

•	Availability and connectivity —Responsiveness and efficient communication are key

•	Frugality —Smart spending leads to greater return on investment

•	Creativity —We think outside the box and always try to improve process

•	Urgency and Productivity —Every day is an opportunity to work smarter, faster, and harder

•	Vigilance (courage / honesty) —Management must value and be responsive to employee and client feedback, competitive information, and well-designed process improvement

•	Singular Focus —Laser focus on performing your job to the best of your ability

•	Recruiting —We hire smart, hungry and humble employees

•	Client focus —Clients are our lifeline, and their satisfaction is our #1 priority
Annual employee training is used to reinforce these values across our global employee base. These trainings cover topics related to ethics, environment, health and safety, cyber-security, and emergency responses.
As of December 31, 2020, not including employees who were employed temporarily to work on active managed review matters, our employees, including those employed by region, were located as follows:

Region
North America	63%
Europe, Middle East, and Africa	33%
Asia Pacific	4%
In order to comply with local employee-related laws, we do not require our employees to disclose their race and ethnicity. As of December 31, 2020, based on self-reported information of approximately 63% of our U.S. based employees, our gender and ethnicity demographics were as follows:

Gender
Female	29%
Male	71%

Ethnicity
Asian	8.3%
Black / African American	7.2%
Hispanic / Latin	5.4%
Multiracial, Native American and Pacific Islander	2.8%
White	76.3%
Our products and technology
We have developed an array of integrated technologies and offerings that allows us to provide exceptional value to our clients.
eDiscovery
Nebula
Nebula epitomizes the modern, cloud-native application boasting the latest in AI / ML. Our award-winning software development and data science teams have incorporated best-of-breed
technologies ranging from our own patented AI / ML technology to cutting-edge public cloud machine learning suites throughout Nebula to enhance efficiencies, streamline user experiences, and drive results.
Nebula can be delivered across numerous delivery vehicles, allowing the technology to be viable for virtually any use-case.

•
Hosted in Microsoft Azure
—Nebula maximizes the scalability, resiliency, and performance benefits of the Microsoft Azure cloud platform, delivering a powerful and fully optimized SaaS solution. Nebula is currently available via Azure with a wide regional diversity to address data sovereignty considerations across the globe. Clients with cloud-first strategies, or those with
“in-region”
mandates, will easily satisfy those requirements by utilizing the Nebula global cloud footprint. Further, we are always expanding Nebula’s global reach with multiple new regions added each year.

As with all Nebula deployments, security and compliance are top requirements. Microsoft Azure supports compliance with a broad set of industry-specific laws and meets comprehensive international standards. For example, Azure has ISO 27001, ISO 27017, ISO 27018, ISO 22301, ISO 9001 certifications, PCI DSS Level 1 validation, SOC 1 Type 2 and SOC 2 Type 2 attestations, HIPAA Business Associate Agreement, and HITRUST certification. Operated and maintained globally, Microsoft Azure is regularly and independently verified for compliance with industry and international standards and provides clients the foundation to achieve compliance for their applications.

•
Hosted in Nebula data centers
—Nebula is also hosted in our own data centers in six countries strategically positioned globally. We continually invest in our overall infrastructure. Running the same code as our other deployment models, our hosted SaaS deployments boast the same highly efficient, containerized, auto-scaling capabilities as do our cloud deployments. All our data center deployments are built for high availability, strong uptime, and robust disaster recovery and business continuity in the event of major disruptions. We maintain a global security governance program designed to meet current best-in-class
security practices. Nebula’s infrastructure is regularly audited to maintain ISO 27001 certification. In addition, our data centers in North America are audited for SOC II compliance. Both audits assess the security standards, procedures, controls, and related practices deployed throughout our global operations. We believe Nebula provides the highest levels of performance, data protection, and fault tolerance, and unparalleled disaster recovery capabilities.

•
Portable appliance
—Nebula Portable is an encrypted device that is the size of a carry-on
suitcase that functions as an entirely private and isolated Nebula instance. As with all our applications, security is of the utmost importance—providing clients with an elegant air-gapped
solution for needs including data privacy, fraud investigations, cross-border litigation, and reviewing highly sensitive data.

•
Enterprise appliance
—Though Nebula, we are expanding availability of a rack-mounted solution to accommodate the geographic and data control needs of our clients. Nebula Enterprise brings the power, flexibility, and enhanced feature set of Nebula to clients’ data centers in a plug-and-play
expandable appliance designed to address a myriad of security and compliance considerations. The capacity of our enterprise models ranges from a five terabyte model designed for corporations or law-firms seeking a small scale, low maintenance, in-house eDiscovery capability solution up to a 100 terabyte model for a large eDiscovery vendor’s entire technology stack.

•
Reliability
—Designed for long-term installation with minimal maintenance, Nebula Enterprise is self-healing, meaning the system can automatically restore normal operations in the event of hardware failure. Administrators are notified when an element requires replacement, and maintenance can be scheduled while maintaining functionality in the interim.

•
Scalability
—With different sizes available to meet client needs, this enterprise-grade hardware solution is offered as an annual subscription. In addition, Nebula Enterprise’s storage can be expanded to larger tiers as a client’s organization grows.

•
Comprehensive dashboard
—An integrated dashboard allows client’s IT staff to control and configure the system. In the event additional assistance is needed, secure remote support can be authorized through the dashboard.

•
Scheduled Nebula updates
—Nebula Enterprise subscribers receive complete Nebula upgrades, with the flexibility to schedule updates at a convenient time or manually initiate installations. Enterprise software is on the same release schedule as the other delivery models, so clients’ data is never stranded in any one delivery model.

Nebula includes an array of tools and features including:

•	Email Threading— Determines the relationship between email messages and identifies the most content-inclusive messages to avoid redundant review.

•
Near-Duplicate Detection—
Identifies, groups, and highlights data with focus on subtle differences to enable quicker review.
Language Identification—
Automatically identifies the primary language of documents in a dataset.

•
KLD Translations—
Leverages advanced machine translation based on the current gold standard in translation AI, neural networks, to get accurate and reliable translations of documents written in many of the most common languages used across the globe. A fast and cost-saving alternative to human multi-lingual review.

•
Native Spreadsheet Redaction—
Allows reviewers to redact content from within Excel files without the need to convert to TIFF images. Options for redactions include removing cells, rows, columns, worksheets, formulas, images, and more. Pristine copies of the original file are always maintained.

•
A/V Suite—
Winner of Innovation Awards for Best Service Provider Solution and People’s Choice, A/V Suite simplifies the review of multimedia files. A/V suite allows users to visualize audio files and have total playback control in addition to providing the ability to quickly redact and produce audio files—something no other review platform can provide.

•
Auto Redaction—
Protect sensitive information and streamline the redaction process with an automated approach. Greatly reduce the burden of redacting documents by automatically finding and redacting personally identifiable information or any other category of sensitive information.

•
PrivLog Builder—
PrivLog Builder, or PLB, is an integrated suite of tools with advanced functionality to build privilege logs effectively and accurately. With automated privilege log features, name standardization and full compatibility with the most popular review platforms, PLB makes a daunting and costly process easier and significantly less expensive.

Nebula Big Data
Nebula Big Data provides a critical foundation to any information governance program. It captures data as it is created in dozens of platforms, such as Office 365, Slack, Box, and more. It provides the means to effectively classify and manage that data over the course of its lifecycle, including reliably preserving data subject to legal hold. It offers excellent data assurance against loss or alteration via a separate, secure copy of critical business data. It also enhances data with the ability to search and effectively retrieve targeted results, even from petabytes of source data. Lastly, it reliably and defensibly disposes of data no longer required to be retained for any business or regulatory compliance purpose.
Nebula Big Data provides an alternative and/or enhancement to traditional backup solutions, particularly in the cloud era when many SaaS productivity platforms lack effective recovery means in response to inadvertent data loss, alteration, or ransomware attacks. Nebula Big Data offers a platform that is designed to satisfy strict retention and data assurance regulations, such as those of FINRA and the SEC governing broker-dealer communications. In addition, it is the foundation of a cost-effective eDiscovery strategy, permitting what we believe is unprecedented insight into data very early in a case and a highly effective means of selecting the most relevant data for quick and easy promotion within the Nebula platform.
KLD AI and review automation
To support our review platforms, we offer cutting-edge tools for our users that enhances productivity and efficiency for eDiscovery.

•	Machine Learning —Our supervised machine learning, known as Predictive Coding in the legal industry, supports multiple workflows and methodologies and helps prioritize essential documents for review. As a result, we can automate the classification of electronic data, drastically reducing the time required for legal review and creating significant cost savings. Our predictive coding technology gets smarter with every document reviewed and supports proven statistical methodologies to create defensible workflows. In addition, we offer Predictive Coding in multiple ways including TAR 1.0 or Simple Active Learning and TAR 2.0 or Continuous Active Learning, which provides flexibility and optionality for our clients.

•
Automated Workflow
—Our workflow engine automates the routing and distribution of documents to streamline document review and maximize accuracy and defensibility—a key component of our bespoke document review offering. Workflow eliminates the need to maintain static batch sets and manually transition records to different review teams. Instead, documents flow automatically through completely customizable paths based on an endless number of potential criteria: foreign-language documents to native speakers; privileged documents to senior attorneys; random samples of reviewed documents to quality control teams; and so on. Since documents cannot move on without meeting defined criteria, an additional layer of quality control is built in. Workflow works hand-in-hand
with Predictive Coding to make the review even more efficient.

•
Workflow Reporting Suite—
For large, complex document review projects, monitoring reviewer productivity and accuracy is paramount to achieving cost efficiency and accuracy. Workflow reporting suite is exclusively available in Nebula and provides dynamic, on-demand
information on the progress, productivity, and tagging trends for document review projects run within the Workflow system.

•
Natural Language Processing—
Also exclusive to Nebula, powerful language-based AI enables users to gain meaningful insights into their data. For example, it can visually locate and search for documents about named entities, such as locations, events, and key people, with the added ability to filter for documents containing critical language by analyzing the author’s sentiment.

Nebula’s entity extraction engine is trained to recognize eight distinct categories of real-world entities, then visually cluster documents referencing the same entities. This approach, based on semantic understanding rather than simple word frequency, provides enhanced insight into the data, allowing users to isolate and retrieve relevant information or filter non-relevant
material quickly. Nebula can also uncover cover topics that might otherwise go unnoticed, giving legal teams an advantage.
Nebula’s sentiment analysis tools analyze tone at both the document and sentence levels. At its core, sentiment analysis applies Natural Language Processing techniques and computational linguistics to derive emotional attributes from text content. By leveraging sentiment analysis, users can better understand how communications are perceived and help discern the author’s tone and intent. This gives Nebula users an edge in contexts where more than just the words themselves matter, as in, for example, matters related to workplace harassment. Companies can use this feature to learn the tone of their employees to help determine if communications are positive, negative, or neutral, and help understand the behaviors and communication styles of employees and clients to identify trends and identify bad actors.
Processing
Our proprietary technology is purpose-built to address large and complex matters as easily and efficiently as it does the small and simple ones. With full integration in the Nebula ecosystem, our Processing technology allows us to address diverse needs on a massive, global scale.
We believe Nebula Processing allows us to process data with a higher degree of quality and, due to the lack of third-party licensing costs, at a lower cost point, as compared to providers relying exclusively on licensed technology. For organizations licensing Nebula for their eDiscovery needs—providers, law firms, and corporations alike—they reap the benefits of a mature processing technology that can not only be used at any scale and for any data set, but is also fully integrated and does not require any of the wrappers or clunky export/import processes that come with licensing disparate third-party solutions.

Professional services
Leveraging our industry expertise and focus on delivering differentiated user experience, we complement our offerings with a suite of technology-enabled services.

•
Technology Enabled Managed Review Services
—We can provide staffing and expertise necessary to review large and complex data sets with a high degree of accuracy and efficiency to suit any and all cases. Our Managed Review Solutions are powered by our suite of proprietary technology, led by our AI and workflow accelerators that lead to a faster, more accurate, and most cost-effective review.

•	Digital Forensics Services —Specializes in computer forensics, including collections and analysis, through in-person and remote locations.

•	Information Archiving Services —Offers information preservation for long-term access and enhancing access to large volumes of information through scalable, enterprise-grade storage solutions.

•
Advisory Services
—Our team of experts provides unique perspectives and insights derived from extensive legal and regulatory knowledge, deep technical expertise, and real-world experience. Spanning all aspects of discovery and data management, our professional guidance is a complementary service to existing KLD solutions and critical for us in winning very large mandates that require astute client-focused expertise. Solutions offered encompass: eDiscovery readiness and response solutions, including eDiscovery expert witness, custodian interviews, preservation and collection strategy, legal hold solution; information governance solutions comprising Office 365 health check and legal hold process improvement; and data privacy solutions, including privacy compliance assessment and data breach risk mitigation.

Data recovery
Ontrack EasyRecovery
Developed through our partnership with one of the world’s leading data recovery software manufacturers, Ontrack EasyRecovery allows clients to perform precise file recovery of data lost through deletion, reformatting, and a number of other data loss scenarios. The product recovers data from solid-state drives and conventional hard drives, memory cards, USB hard drives, flash drives, and optical media. The product functions on both Windows and Mac operating systems and comes in several different versions, covering needs ranging from a small, one-time
recovery to the most complex projects. There is a “free” version that is capable of recovering up to 1 GB of data, a “Home” version for straightforward recoveries, a “Professional” version suitable for small to medium businesses, and a “Technician” version that includes the tools needed to successfully perform data recoveries on all types of computer storage devices and rebuild broken RAID volumes.
Ontrack PowerControls
We believe Ontrack PowerControls is a market leading granular restore software product, developed from Ontrack’s expertise in data recovery. Ontrack PowerControls is used to find and export email, SharePoint items and structured query language tables for eDiscovery, litigation, investigations, compliance, selective migration, develop and test, and general restore use cases for IT.
We believe Ontrack PowerControls provides a more powerful and faster search tool than native tools, and, most importantly for legal and compliance use cases, it does not alter the metadata, making it forensically sound. Most enterprise backup platforms do not have granular restore capabilities, so they collaborate with Ontrack and integrate Ontrack PowerControls with their products.
There are currently more than 300 organizations licensing Ontrack PowerControls globally.

Ransomware recovery
Ransomware is a form of malicious software designed to block access to a computer system or certain data or publishes a victim’s data online. The attacker demands a ransom from the victim, promising—not always truthfully—to restore access to the data upon payment. When organizations are struck with ransomware, and crucial data cannot be accessed, it can be an extremely stressful time for all involved. Getting access to that critical data as quickly as possible is vital to ensure downtime is minimized and the organization can get back to normal.
The last decade has seen an increase of various ransomware Trojans surface, but the real opportunity for attackers has increased since the introduction of Bitcoin. This and other cryptocurrencies allow attackers to easily collect money from their victims without going through traditional channels.
No vertical is safe from the effects of ransomware. Unfortunately, some are more susceptible to successful attacks than others. There are various reasons for this: the technology they deploy, the security they have in place; identity governance and privilege maturity, and their overall cybersecurity protocols. And human error will always pose its own risks.
We continually track over 270 different types of ransomware, a population that is always evolving and growing. Ransomware changes and develops all of the time, so we want to make sure we are watching and studying the latest changes and advancements. Studying ransomware and its ever-changing forms provides additional knowledge and experience, leading to a higher probability that we will recover data that has been lost as a result of an attack.
Email extraction
We offer professional email recovery solutions for consumers and businesses alike. From individual files to entire databases, we maintain the expertise and technology to support practically any use case. The success of email recovery depends on where the email is stored. Email software, such as Microsoft Outlook, commonly stores email on hardware like a laptop, desktop, mobile phone, tablet, or server. We can easily recover email from both functioning and non-functioning
hardware. Additionally, our recovery engineers are experienced in recovering enterprise email no matter how it is stored on a client’s server, whether it is inside a database, a Microsoft Exchange Information Store or individual messages in separate files, such as .pst containers.
Tape Solutions
We provide a range of tape services to solve the problems associated with legacy backup tapes and regularly support our clients to solve the following challenges:

•	backup infrastructure migration and consolidation;

•	legacy tape and data remediation;

•	recovery from physically-damaged tapes; and

•	recovery from quickly-erased or partially-overwritten tapes.
Data destruction solutions
Permanently deleting data is not as straightforward as pressing the delete button—it takes time and proper resources. Data that is not completely expunged before the media is disposed of is vulnerable to exposure. To increase the security of data, a secure, verified data destruction process is required. Based on their knowledge, our data experts seek to select and execute the most appropriate data destruction method for the client’s media. Once the data has been destroyed, we provide a certificate of destruction and disposal.

We support our clients throughout the whole data destruction process by offering data destruction solutions in our labs or onsite using Blancco Erasing Software or our Ontrack Degausser. For clients who want to handle the data destruction process themselves, we sell these products to the client and advise them how to best use them.
Client Testimonials
Trinity
“We’ve found that Nebula’s comprehensive feature set and flexible deployment options have enhanced our ability to compete in the hypercompetitive eDiscovery services market. In addition, Nebula software support is outstanding. I think any organization considering an investment in new eDiscovery technology would do well to consider Nebula.”
Bryan Kreitz
President of Business Development
Trinity Legal Discovery
Blake Cassels
“As one of the top M&A law firms in Canada, we handle many very large Supplementary Information Requests that require an eDiscovery platform that is battle-tested with great technology and project managers that can handle these complex matters under extreme time pressure. That is why we put our trust and dollars with KLDiscovery. Hands down, they are the best eDiscovery company in the business.”
Brian A. Facey (he/him/his)
Blake, Cassels & Graydon LLP
Chair, Competition, Antitrust & Foreign Investment Group
Johnson Matthey Inc.
“Our Nebula environment helps us review and manage our data internally, helping to keep our costs more predictable. Nebula provides us with a more secure and convenient way to review sensitive matters and we appreciate the ease of use supported by KLDiscovery’s first-rate customer service.”
Ross J. Oehler
General Counsel, Health
Johnson Matthey Inc.
Fortune 500 Biotechnology Corporation
“We use KLDiscovery for large, complex regulatory and legal filings. Their eDiscovery platform, and fantastic project management, give us the confidence that each of our matters are in professional hands with great attention to detail. In our biotech business, we require perfect execution or else risk delays that could cost us hundreds of millions of dollars. That is why we go with KLD – we know they will always deliver – and have been a trusted advisor and partner for many years. We consider KLD the best, and most comprehensive, solution in eDiscovery and the fact that it is a fully integrated platform means our important data stays securely in one system.”
Fortune 1000, enterprise information management services company
“Our business is dedicated to storing, protecting and managing, information and assets in every imaginable format for corporations and organizations around the world. Over the last decade, we have worked extensively with KLDiscovery which helps us mitigate risk for us and our global clients by digitizing, cataloging, and safely restoring precious data. KLD is always innovating. Its constantly-advancing technology platform continues to outpace the rapidly changing data environment and KLD’s solutions reduce the risks faced by our clients, which include the largest corporations in the world.”
Director, Data Management
AMLAW 200 Firms
“My firm has worked with KLD since 2018. KLD has been my
go-to
firm to handle
e-discovery
matters on complex and time sensitive cases. I have been very impressed with KLD’s technology, level of service, and personnel. My team and I have appreciated the value add provided by KLD.”
Partner
“We are a large, international law firm which prides itself on creativity and collaboration. Throughout our over a decade long relationship with KLD, we have been impressed with their ability to mirror our core values. We expected big things from the Nebula platform and have not been disappointed. This next generation eDiscovery platform provides accuracy, efficiency, and speed in an easy-to-use
intuitive way. We are particularly impressed with KLD Analytics, which arms us with an arsenal of eDiscovery tools, all in one integrated platform, so that we can service our clients efficiently and cost-effectively. This is cutting-edge tech which sets KLD apart from its competitors.”
Counsel
“For over a decade, we have worked with KLD on literally hundreds of matters. Our lawyers and clients benefit from KLD’s outstanding combination of customer service and technology. Furthermore, KLD has developed a suite of technological add-ons
that work seamlessly with industry-leading tools. These technological enhancements have resulted in increased productivity and competitiveness from our lawyers for the benefit of our clients. KLD’s unmatched service, technology and support, makes all of the difference, and is why they remain an important strategic partner to us after all these years.”
Director of eDiscovery
Client Stories
Large financial services firm
Situation
: A large financial services company with approximately 8,000 employees, approximately $3 billion in annual revenue, and approximately 500 locations across North America was challenged by disparate internal and external legal teams, subsequently contracted eDiscovery vendors, and data repositories that created operational and cost inefficiencies. The client’s original solution consisted of a monthly subscription to an antiquated technology with limited eDiscovery functionality. Beyond internal costs, the client received monthly invoices from each law firm engaged to complete the rest of the eDiscovery workflow. Each law firm managed to a different billing model for the services they performed that hindered performance and operational metric tracking.
Solution
: Following a competitive RFP process, KLD was selected to provide a holistic solution addressing the client’s information governance and eDiscovery needs. KLD’s proprietary platform, the Nebula Ecosystem, was selected to replace the previous disparate, legacy eDiscovery solutions across their entire organization. Nebula offered a comprehensive approach incorporating the Nebula Big Data cloud repository and the Nebula end-to-end
eDiscovery solution addressing virtually all use cases within the EDRM. Nebula was also selected for the automated collection functionality, user-friendly interface, robust capabilities, and seamless workflow. The Nebula Ecosystem has allowed more efficient data management for small and large cases alike, enabling the organization to enhance efficiencies, reduce risk, improve ease of administration, and control costs with a consistent billing structure.

Global insurance provider
Situation
: A global insurance provider with over 45,000 employees and more than $60 billion in annual revenue partnered with KLD to use alternative review platforms with the support of our managed services team for the majority of the past decade. Due to the impact of
COVID-19
on their external operations, the company was interested in a solution that would easily support a fully internal eDiscovery process when necessary, thereby alleviating outsourced litigation tasks and reducing additional strain on the department’s budget.
Solution
: The client was inspired by the innovation and development roadmap of Nebula offering enhanced user autonomy and ease of use, as well as ability to stage data in the cull repository for early data insights. The company was also persuaded by the propriety-nature of the tool, enabling the client to influence future software development. After deciding to utilize Nebula, the client transitioned their active portfolio consisting of over 300 matters of varying size and complexity, making Nebula their trusted eDiscovery platform of choice for all newly initiated projects.
Life sciences company
Situation
: A life sciences company required a broad data collection resulting in an enormous amount of non-relevant
data. Additionally, the case required very fast production turnaround times which required the use of both technology and sound project management.
Solution
: 11 terabytes (TB) of collected source data required a quick turnaround, with 4.5 TB of documents surviving the date filter and 3 TB surviving deduplication.

•	9,165,239 documents came into the review database

•	2,342,222 documents moved to our near-line environment

•	5,928,554 documents included to technology-assisted review (TAR)

•	20,766 documents trained within a TAR workflow

•	2,119,084 documents suggested as relevant

•	60% of the included TAR population removed from production consideration

•	2,409,000 documents produced (this includes particular custodians and specs that required production regardless of TAR score)
The powerhouse combination of KLD’s workflow accelerators and superior customer service enabled the entire review and production to be completed in less than three weeks, resulting in a cost savings to the client of over $4,000,000.
Specialty food company
Situation
: An international client recently experienced a remote ransomware attack that resulted in our engineers being presented with one of their most extraordinary data recovery efforts to date: restoring 120 damaged hard-disk drives within an IBM SVC Storwize v7000 system, with no backup to rely on. Compounding matters, the odds of a successful recovery were slim due to IBM Storwize’s renowned use of DRAID, the technology giant’s unique proprietary way of mapping parity across drives that is completely distinctive of any other RAID system.
Solution
: With an enormous challenge ahead of them, our data recovery experts performed extensive research on IBM’s proprietary software which resulted in engineers modifying their recovery tools to allow for the virtual rebuild of the DRAID that was in use on the IBM system. Once the array was virtually rebuilt, the team was able to virtually rebuild the volumes, transforming them into 1,152 devices in order to display the overall layout of available data contained within to generate reports for the client and complete the IBM Storwize data recovery. With our concerted efforts to devise a novel solution, an unprecedented data recovery solution for all IBM Storwize systems is now solely available via KLD.

Sales
We operate with a global sales team that was integrated in 2020 across our offerings to address the specialized needs of our client base and cultivate strategic partnerships with key clients in our industry. As of September 30, 2021, our sales organization comprised over 65 professionals and is led by our sales executives and regional managers. Our business development managers have developed “first-call” relationships with several of our largest clients while providing significant expertise in the technical nature of the services.
Our global sales structure is tailored to deliver quick responses on pricing, account ownership requests, and general assistance with client requests and training. This structure is built on our foundational values of teamwork and responsiveness. Our global sales force pursues opportunities in a wide range of geographies and is not confined by the traditional territorial structure that competitors offer. This allows us to maximize relationships and revenue.
Sales leadership encourages representatives around the world to collaborate. A global sales strategy initiative has been implemented to facilitate communication between teams on shared major accounts, which includes the coordination of regular calls and information sharing on key accounts. Most law firms have multiple buyers, and this model maximizes our ability to increase penetration.
Sales executives are encouraged to act as their own entrepreneurs, backed by the support of seasoned sales leadership and a global sales operations team. The sales operations team assists the sales team with all client requests including conflict checks, SalesForce data entry, estimate creation, and generation of client agreements and work orders. This global support team allows the sales representatives to focus on what they do best—generating new business and maintaining existing client relationships. Our global sales structure and sales operations teams deliver quick responses to representatives and clients, flexible pricing models, and simplified matter initiation, giving us a competitive advantage in a fast-paced industry.
Marketing
We focus on connecting with our clients through our marketing team. Our marketing campaigns are developed internally and are focused on our mantra “KLD Difference. One KLD.” and our “Proprietary Powerhouse” technology. We advertise in a wide variety of trade publications and at sports and entertainment events. We also sponsor a variety of events, seminars, and conferences around the world. We operate approximately 35 global websites, which highlight our leadership, products, services, technology, industry experience, press clippings, and our community contributions. Holding true to our values, we are heavily focused on charitable donations and community work, which are highlighted on our “KLD Community” website page. We also have several video advertising campaigns which are shared via YouTube, Twitter, and LinkedIn
.
Additionally, we own the “ediscovery.com” domain and believe that KLDiscovery will capture significant internet search results on eDiscovery matters, due to this highly valuable and unique domain name.
Research and Development
Our research and development organization is responsible for the design, development, testing, and scaling of our proprietary technology infrastructure. We believe that our continued investment in research and development, including hiring top engineering talent, is critical for us to provide a leading and differentiated ecosystem that can tackle the industry’s most complex data problems. Additionally, our application development process is informed by the continuous feedback we receive from our own service providers, as well as long-term clients who are looking for a better and more secure solution.
Our research and development team is based across the United States and European Union, primarily in Minnesota and Poland, with an expanding presence in Greece. As of September 30, 2021, we had 188 employees in our research and development department.

Our competition
We believe the eDiscovery and information governance market is bifurcated, highly fragmented, competitive, and evolving. We encounter competition from different software and service providers with various business model and product offerings that overlap with parts of our solutions, including:

•	Software providers

•	Legacy on-premise software —Providers such as Nuix, Open Text, Relativity, RELX and Thomson Reuters, as well as many other smaller software companies.

•
Cloud software
—Providers such as Everlaw, Logikcull, Relativity through its RelativityOne product offering, and Reveal Data Corporation, as well as many other smaller software companies. CS DISCO, another cloud-native software provider, is also offering a mix of software and human professional services.

•	Service providers

•
Legal services
—Providers such as Consilio, Epiq Systems, FTI Consulting, the legal services divisions of large professional services firms such as Deloitte, Ernst and Young, KPMG, and PricewaterhouseCoopers, as well as an array of smaller regional and local legal services providers. Certain law firms also provide in-house
eDiscovery solutions and legal document review services to their clients that may compete with our solutions.

We believe the principal competitive factors in this industry include:

•	breadth of offering;

•	client service and support;

•	level of client satisfaction

•	solution features and capabilities;

•	flexibility of solution deployment;

•	ease of access, deployment, implementation, and use;

•	breadth of geographic coverage;

•	accuracy, quality and depth of services offered;

•	quality and use of technology;

•	cost and predictability of costs;

•	security; and

•	client relationships and brand loyalty.
There are many small regional eDiscovery providers which may have a few captive relationships but lack the resources or scale to compete for meaningful work. Likewise, most of the global and national providers lack a comprehensive proprietary platform to complement their scale and resources. We believe we are distinctly positioned with an ideal complement of global reach, scale of resources, and proprietary technology to address almost any client need.
Additionally, we serve the data recovery market, which is highly fragmented and generally competitive. Clients choose vendors based on brand awareness and reputation, speed, price, and security. Our competitors in the data recovery market include Drivesavers, Gillware Data Recovery, Stellar Data Recovery, Disk Doctors, Digital Data Recovery DDC, and Myung Information Technologies.
We also compete in the legal hold market with companies such as Exterro, OpenText, ZApproved, and Zylab.

Intellectual property
We own a range of issued, registered and applied for intellectual property rights across the world, primarily trademarks and patents.
As of September 30, 2021, we owned approximately 140 trademark registrations globally and had approximately 30 trademark applications at various stages in the application process. Our material trademarks are either registered or are the subject of pending applications for registrations in the U.S. Patent and Trademark office and various
non-U.S.
jurisdictions (but with a focus on the European Union, the United Kingdom, Norway, Switzerland, Japan, Australia, China, Singapore and Hong Kong). We use “KLDiscovery”, “Ontrack”, and “Ibas” as our primary corporate trademarks. The trademark “KLDiscovery” has proceeded to registration in Australia, China, Brazil, the European Union, Hong Kong, Japan, India, Switzerland, and the United Kingdom. Additionally, we have applied to register “Nebula,” the brand name for our proprietary eDiscovery platform, in our key markets and, to date, applications have proceeded to registration in the United States, Japan, the European Union, United Kingdom, Hong Kong, Switzerland, and Brazil.
We use “Kroll Ontrack” and “KrolLDiscovery” subject to a license from Kroll, LLC, which will expire on October 29, 2023. This license was granted as part of the Kroll Ontrack acquisition in December 2016 and was recently amended. Part of the terms of the amended license are that the licensed marks will be withdrawn and/or cancelled on our instructions and Kroll, LLC will be prevented from using and/or registering the same or similar marks.
We are the registered owner of over 500 domain names including our key domains used to promote our activities, namely: kldiscovery.com, ontrack.com, and ibas.com (along with many local variants of these main domain names). We are also the registered owner of ediscovery.com, which we believe will capture significant internet traffic in the future. Information contained on these websites or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of these website addresses is an inactive textual reference only.
We own the copyright of many of our business software and tools as they have been created by employees in the course of their employment. These include the Nebula and EDR platforms, the PMDB Database (internal job tracking tool), Service Cloud (data recovery portal), PowerControls, and the various Relativity applications to enhance the license of standard Relativity platform services.
We have more than 20 patents and patent registrations, including recent applications for our Nebula offering.
Government regulation
We collect, store, transmit, use, disclose and otherwise process, which we refer to herein as “Process” or “Processing,” data that was collected from and about persons or their devices, including personal information, which is defined broadly by relevant privacy and cybersecurity laws, and other regulated or confidential client data. In addition to terms in our contractual arrangements with clients, there are numerous federal, state, local and foreign laws, regulations and directives regarding privacy and the Processing and protection of such personal information and client data, the scope of which is continually evolving and subject to differing interpretations. We and our clients must comply with such laws, regulations and directives and we and our clients may be subject to significant consequences, including penalties and fines, for our failure to comply.
For example, on May 25, 2018, GDPR replaced the Data Protection Directive 95/46/EC with respect to the Processing of personal information in the European Union. The GDPR imposes several stringent requirements for controllers and processors of personal information (including
non-E.U.
processors who Process personal data on behalf of E.U. controllers), including, for example, more robust internal accountability controls, a strengthened individual data rights regime, shortened timelines for mandatory data breach notifications, limitations on retention and secondary use of information and additional obligations when we contract with third parties in connection with the Processing of personal information. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the E.U. member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Complying with the GDPR has required us to implement additional internal processes to ensure that we Process personal information in a compliant way and we have regularly re-drafted
all our standard contracts to meet specific articles within the GDPR and new interpretations of the GDPR. As we continue to operate under the GDPR, compliance may become onerous and adversely affect our business, financial condition, results of operations and prospects.
In addition, following Brexit (the process by which the United Kingdom left the European Union), the United Kingdom enacted the Data Protection Act 2018, which implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of £17.5 million (sterling) or 4% of global turnover.
Furthermore, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on July 16, 2020, the
E.U.-U.S.
Privacy Shield Framework, which allowed for the transfer of personal data from the US to the EU, was invalidated by the European Court of Justice, or CJEU, and this was followed on September 8, 2020 by the invalidation of the equivalent
Swiss-US
Privacy Shield Framework. Three of our group companies were accredited under the
E.U.-U.S.
Privacy Shield Framework to legitimize the transfer of personal data from the EEA to the United States. Although the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism) upon which we rely for intra group transfers of personal information (and which is the most widely used transfer mechanism by our clients), it made clear that use of the standard contractual clauses must now be assessed on a case-by-case
basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. Additionally, the European Data Protection Board (assigned by the European Commission to oversee data privacy in the EU) has issued guidance concerning data transfers following these CJEU decisions which places a higher burden on compliance for data transfers. The European Union has recently re-issued
the standard contractual clauses which must be used for all new personal data transfers after September 27, 2021 (a sunset date for existing personal data transfers on December 27, 2022 means that any existing personal data transfers must be subject to the new standard contractual clauses by this date). The United Kingdom’s exit from the European Union has also imposed different requirements on personal data transfers which are currently subject to consultation by the United Kingdom’s Data Protection Authority. Given these legal developments and potential court cases concerning their validity, the long-term future of the standard contractual clauses remains uncertain, and we could be impacted by changes in law, including any future review of transfer mechanisms by the European courts or any supervisory authorities, which could require us to undertake substantial additional review of agreements on a going forward basis. If further legal bases for transferring personal information from Europe to the United States are invalidated, or if we are unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our solutions or could adversely affect our financial results.
The California Consumer Protection Act, or CCPA, which became effective on January 1, 2020, introduced the most stringent data privacy laws in the United States to date, though several other states have passed or are in the process of passing laws and regulations governing privacy of their residents. Among other things, the CCPA requires covered companies to provide new disclosures to California residents and affords such residents expanded rights to access and delete their personal information and certain opt-out rights for sales of personal information. The CCPA includes a private right of action for certain data breaches, with potential for severe statutory damages. In November 2020, California voters passed the California Privacy Rights Act of 2020, or the CPRA. The CPRA further expands the CCPA, imposing additional data privacy compliance requirements that may impact our business, and establishing a regulatory agency dedicated to enforcing those requirements. In addition, Virginia enacted the Virginia Consumer Data Protection Act, creating the second comprehensive U.S. state privacy law, which will take effect on January 1, 2023, and Colorado enacted the Colorado Privacy Act, which will go into effect partially on July 1, 2023; both laws are substantively similar to the CCPA and the CPRA in many respects, but also include their own unique compliance requirements. Certain aspects of the interpretation and enforcement of these laws remain uncertain as regulating bodies in these jurisdictions continue to work out applicability and scope of the laws and regulations. Comprehensive privacy laws have also been proposed in several other states and at the federal level. The effects of such laws could be significant and may require us to modify our data Processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the Processing and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. Companies like ours that operate on a national and international scale are responsible for monitoring and complying with the patchwork of state requirements in the United States as well as other jurisdictions worldwide.
Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others (including clients), a loss of client confidence, damage to our brand and reputation or a loss of clients, any of which could have an adverse effect on our business. In addition, various federal, state, and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that personal information regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service, and business operations to limit personal information Processing to within individual countries could increase our operating costs significantly and require that we establish a physical presence in a country or region where we otherwise may not have opened any facilities.
Additionally, in connection with some of our product initiatives, we expect that our clients may increasingly use our cloud services to Process personal information and other regulated data. While we include privacy or information security obligations in our contracts, new jurisdictional legal requirements, in particular those from the E.U., may make it so that we will be unable to do business without more stringent obligations. Any failure by us to timely amend client contracts to conform to changing data protection laws, or to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy or information security commitments contained in our contracts could result in proceedings against us by governmental entities or others, including individual rights of action, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused upon any liability we may have as a result of lawsuits or regulatory actions could also harm our reputation or otherwise impact the growth of our business. Furthermore, although we market and sell products to our clients to help them comply with federal, state, local and foreign laws, regulations and directives, including the GDPR, our clients are responsible for ensuring they are in compliance with such laws, regulations and directives. Any failure by our clients to comply could result in significant consequences to them, including penalties and fines, and despite the existence of contractual exclusions and marketing disclaimers which make their responsibility for their own compliance clear, our clients may file claims or seek indemnification from us, which may result in reputational harm and require us to expend time, effort and costs to defend such claims or respond to indemnification requests. Our standard terms of business include caps on liability, where legally permitted, but these may be challenged by clients and disapplied by a court in any judgment against the Company.
In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually apply to our clients or us. Any significant change to applicable laws, regulations, directives or industry practices regarding the Processing of our clients’ data, or regarding the manner in which the legal basis for Processing, such as express or implied consent of clients for the Processing of such data, is obtained, could require us to modify our solutions and features, possibly in a material manner, and may limit our ability to develop new solutions and features that make use of the data that our clients voluntarily share with us. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties or our privacy-related legal obligations or any compromise of security that results in the unauthorized access to, use, release or transfer of personal information or other client data, may result in governmental enforcement actions, litigation, negative media attention or public statements against us by consumer advocacy groups or others and could cause our clients to lose trust in us, which would have an adverse effect on our reputation and business. Our clients may also accidentally disclose their passwords or store them on a mobile device that may be lost or stolen, resulting in unauthorized access to their data and creating the perception that our systems are not secure against third-party access. Additionally, if employees or third parties that we work with, such as contractors, vendors or developers, violate applicable laws or our policies, such violations may also put our clients’ information at risk and could in turn have an adverse effect on our business.
We have expanded our involvement in the delivery and provision of cloud computing through business alliances with various providers of cloud computing services and software and expect to continue to do so in the future. The application of U.S. and international data privacy laws to cloud computing vendors is uncertain, and our existing contractual provisions may prove to be inadequate to protect us from claims for data loss or regulatory noncompliance made against us resulting from the failures of cloud computing providers which we may partner with. While we do seek to limit our liability for such claims in our contractual agreements with clients, the failure to comply with data protection laws and regulations by our business partners who provide cloud computing services could have a material adverse effect on our business. Cloud computing providers typically do not offer terms that match the commercial terms sought by our clients. We will need to modify our procurement processes in response to changing client and regulatory demands.
See “Risk Factors-Risks Related to our Business and Industry.”
Facilities
We do not own any properties and all our material physical properties are occupied pursuant to either the terms of a negotiated lease or another contractual arrangement for occupation of space, such as space rental in a data center facility.

The table below presents summary information regarding our material properties as of September 30, 2021.

Country	Location	Legal Technologies Office	Data Storage Technologies Office	Managed Review Facility	Data Center	Clean Room
Australia	Brisbane	X	X			X
Canada	Toronto		X			X
Canada	Toronto				X
China	Shanghai	X
Finland	Helsinki		X			X
France	Paris	X	X			X
France	Paris				X
Germany	Boblingen	X	X			X
Germany	Frankfurt				X
Greece	Athens	X
Hong Kong	North Point		X			X
Hong Kong	Won Chai	X
Ireland	Balleycoolin				X
Italy	Varese		X			X
Japan	Tokyo	X	X			X
Japan	Tokyo				X
Netherlands	Amersfoort		X			X
Norway	Kongsvinger	X	X			X
Poland	Katowice	X	X	X		X
Spain	Madrid		X			X
Sweden	Uppsala		X			X
Switzerland	Wallisellen		X			X
United Kingdom	London	X	X	X		X
United Kingdom	Slough				X
United States	Austin, Texas	X			X
United States	Ambler, PA	X
United States	Brooklyn Park, Minnesota				X
United States	Chicago, Illinois	X
United States	Eden Prairie, Minnesota	X	X	X	X	X
United States	Fairfax, Virginia	X
United States	McLean, Virginia	X	X	X		X
United States	Richmond, Virginia	X
Legal proceedings
In the ordinary conduct of our business, we are subject to lawsuits, arbitrations and administrative proceedings from time to time. We vigorously defend these claims; however, no assurances can be given as to the outcome of any pending legal proceedings. We believe, based on currently available information, that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on our business, financial condition, liquidity or results of operations.

MANAGEMENT
Our current directors and executive officers are:

Name	Age	Position
Christopher J. Weiler	59	Chief Executive Officer and Director
Dawn Wilson	55	Chief Financial Officer
Krystina Jones	38	Executive Vice President, Global Sales and Marketing
Donna Morea	66	Director (Chair)
Ian Fujiyama	49	Director
Kevin Griffin	45	Director
Evan Morgan	36	Director
Lawrence Prior III	65	Director
Arjun Shah	32	Director
Lauren Tanenbaum	34	Director
Richard Williams	60	Director
Executive Officers
Christopher J. Weiler
co-founded
KLDiscovery in 2005 and has served as its Chief Executive Officer and a director since such time. Mr. Weiler was awarded EY entrepreneur of the year in 2014 for the Washington, D.C. metropolitan area. Prior to co-founding
KLDiscovery, Mr. Weiler
co-founded
On-Site
Sourcing in 1993, a litigation support and electronic discovery services company, and served as its President and Chief Executive Officer until August 2004. From 1991 to 1992, Mr. Weiler worked for Pitney Bowes Management Services as a manager, and from 1985 to 1991, he served in the U.S. Navy as a surface warfare officer and as a Navy Senate Liaison Officer in Washington, D.C. Mr. Weiler received a B.S. in Political Science and graduated with merit from the U.S. Naval Academy in 1985. Mr. Weiler also was awarded the MVP and Jeffrey Korn leadership and academic awards for the 1984 Navy football team. We believe that Mr. Weiler is qualified to serve as a member of our board of directors due to his vast knowledge of our company and his extensive experience in the electronic discovery services industry.
Dawn Wilson
has served as the Chief Financial Officer of KLDiscovery since September 2017. Ms. Wilson has over 20 years of experience in finance and accounting. After starting her career at Arthur Andersen in 1992, she has primarily been with public companies in the technology and services industry. Prior to joining KLDiscovery, Ms. Wilson served as Vice President of Accounting of CoStar Group from July 2004 to August 2016, the leading provider of commercial real estate information, analytics and online marketplaces. She received a Masters in Accounting from Virginia Polytechnic Institute and State University.
Krystina Jones
joined KLDiscovery in 2006 in the sales division, where she was responsible for generating new business from Am Law 100 law firms and Fortune 500 corporations. Ms. Jones currently serves as Executive Vice President, Global Sales & Marketing, a position she has held since May 2021. In this role, she is responsible for developing, implementing and executing a global sales and marketing strategy across the entire organization. Additionally, Ms. Jones is responsible for KLDiscovery’s global sales operations teams who support the business development managers in delivering best-in-class
service to their clients. Prior to this role, Ms. Jones served as EVP, Global LT Sales & Marketing from February 2019 to May 2021 and as SVP, US and APAC LT Sales and Global LT Marketing from December 2018 to February 2019. From December 2017 to December 2018, Ms. Jones was SVP, US LT Sales & Global LT Marketing and for the period from October 2017 to December 2017 Ms. Jones held the position of SVP, Global Corporate Account Sales & LT Marketing. Ms. Jones served as SVP, Global Corporate Account Sales from January 2017 to October 2017 and was Vice President of Marketing and Corporate Sales from August 2014 to January 2017.

Non-Employee
Directors
Donna S. Morea
has been a member of the Board of Directors of KLDiscovery since March 2017 and she currently serves as the Chair of our Board of Directors. Since December 2016,
Ms. Morea has served as an Operating Executive at TCG focused on the technology and business services sectors. She currently serves on the boards of directors of Truist Financial Corporation, and Inova Health Systems, and as the Chair of the Board of Science Applications International Corporation. Ms. Morea also serves as a board member for several TCG portfolio companies. From 2004 to 2011 she served as President of CGI Technology and Solutions, Inc., or CGI, where she led CGI’s software and IT services in the US, Europe and Asia-Pacific, serving commercial and government clients. Prior to that, she served in numerous executive management roles at American Management Systems, which was acquired by CGI in 2004. Previously, she has served on the board of directors of CGI and as chair of the Northern Virginia Technology Council. Ms. Morea received a M.B.A., with distinction, in Finance from the Wharton School at the University of Pennsylvania and a B.A. with high honors, from Wesleyan University. We believe that Ms. Morea is qualified to serve as a member of our Board of Directors due to her broad knowledge of the information technology industry and management experience.
Ian Fujiyama
has been a member of the Board of Directors of KLDiscovery since March 2020. Since 2005, Mr. Fujiyama has served as a Managing Director for TCG and since 2010 he has served as a Partner for TCG. Mr. Fujiyama focuses on buyouts and strategic minority investments in the aerospace, defense and government services sectors. Since joining TCG in 1997, Mr. Fujiyama has led TCG’s recent investments in the Federal services sector, including Novetta, Booz Allen Hamilton and ARINC. Beginning in 1999, he spent two years in Hong Kong and Seoul working in TCG’s Asia Buyout fund, Carlyle Asia Partners, where he was a founding member of the team and helped lead TCG’s investment in KorAm Bank, TCG’s first investment in the financial services industry. Mr. Fujiyama was also involved in a number of successfully exited holdings, including ARINC, United Components, Inc, Lear Siegler Services, EG&G Technical Services and CPI. Prior to joining TCG, Mr. Fujiyama was an Associate at Donaldson Lufkin and Jenrette Securities Corp, with a focus on high yield and merchant banking transactions. Mr. Fujiyama received his B.S. in economics, summa cum laude, from The Wharton School of the University of Pennsylvania with a concentration in finance. Mr. Fujiyama has served on the boards of directors of ARINC, Booz Allen Hamilton, Dynamic Precision Group, CPI, Novetta, StandardAero, Two Six Technologies and United Components. Additionally, Mr. Fujiyama served as the Chairman of TCG’s Diversity and Inclusion Committee. We believe that Mr. Fujiyama is qualified to serve as a member of our Board of Directors due to his knowledge of technology solutions and corporate finance experience.
Kevin Griffin
 has been a member of our Board of Directors since December 2019 and, prior to the consummation of the Business Combination, as a member of the board of directors of Pivotal Acquisition Corp. beginning in September 2018. Mr. Griffin has been designated as a director by Pivotal Spac Funding LLC, a managing member of Pivotal, pursuant to our amended and restated certificate of incorporation. During Mr. Griffin’s 20 plus-year career, Mr. Griffin has originated and invested over $10 billion across the capital structure of middle market businesses and has also sat on numerous boards of directors. Mr. Griffin founded MGG Investment Group in October 2014 and has served as its Chief Executive Officer and Chief Investment Officer since such time. Prior to launching MGG Investment Group, Mr. Griffin was a Managing Director with Highbridge Principal Strategies from January 2010 to June 2014, where he was a senior member of the Specialty Lending Platform and a Member of the Highbridge Credit Committee. Prior to this, Mr. Griffin was the Head of Private Investing for Octavian Funds, a hedge fund focused on global investing across debt and equity structures, from 2007 to 2009. From 2003 to 2007, Mr. Griffin was part of Fortress Investment Group in charge of originating and underwriting investment opportunities for the Drawbridge Special Opportunities Fund. Prior to Fortress, Mr. Griffin was an investor with one of the first publicly traded business development companies, American Capital, where he was involved in numerous equity buyout and subordinated debt investments. Mr. Griffin began his career with Houlihan Lokey, Howard & Zukin’s Investment Banking Division, focusing primarily on distressed M&A and financial restructurings. The M&A Advisor in May 2015 named Mr. Griffin a winner of its 40 Under 40 Emerging Leaders Award. The Hedge Fund Journal, in association with Ernst & Young, in December 2016 named Mr. Griffin one of 50 “Tomorrow’s Titans.”

Mr. Griffin received a BSBA in Finance from Georgetown University. We believe that Mr. Griffin is qualified to serve as a member of our board of directors due to his extensive business and operational experience and contacts.
Evan B. Morgan
 has been a member of the board of directors of KLDiscovery since December 2015. Mr. Morgan has served as Manager of The Radcliff Companies, a New York-based private investment partnership, since July 2016. Radcliff invests across the capital structure seeking long-term compounding at high rates of return primarily in privately held consumer and services businesses. Prior to Radcliff, Mr. Morgan served as a partner at Revolution Growth, a Washington DC based growth equity investment firm. Since 2016, Mr. Morgan has served as Special Advisor to Revolution Growth. Mr. Morgan previously served as a member of the board of directors of Pivotal Acquisition Corp. from December 2018 until April 2019. Mr. Morgan received a B.A. from the University of Pennsylvania. We believe that Mr. Morgan is qualified to serve as a member of our board of directors due to his knowledge of our business and industry.
Lawrence B. Prior, III
has been a member of the Board of Directors of KLDiscovery since March 2020. Since June 2018, Mr. Prior has served as an Operating Executive for TCG, focused on the aerospace, defense and government services sectors. He is based in Washington, DC and serves as the Chairman of the Board of Two Six Technologies. Mr. Prior also serves on the board of directors of Shift5, an operational technology data and cybersecurity company; and as an independent
Non-executive
director of QinetiQ Group Plc
(QQ-L),
a leading science and engineering company operating primarily in the defense, security and critical infrastructure markets. Mr. Prior was President and Chief Executive Officer of CSRA, Inc. from November 2015 to April 2018, which was acquired by General Dynamics. Previously, he was Executive Vice President and General Manager of CSC’s North American Public Sector business, providing next-generation technology solutions and mission services to the U.S. Department of Defense, Intelligence Community and FedCiv sectors. Before joining CSC, Mr. Prior held executive leadership positions at BAE Systems Inc., ManTech International, SAIC, LightPointe Communications, High Technology Solutions, the County of San Diego and TRW. Earlier in his career, Mr. Prior worked as a professional staff member on the House Permanent Select Committee on Intelligence and served as an Intelligence Officer in the U.S. Marine Corps. Mr. Prior earned his B.S. degree from Loyola Marymount University and a M.A. in security studies from the Edmund A. Walsh School of Foreign Service at Georgetown University. We believe that Mr. Prior is qualified to serve as a member of our Board of Directors due to his knowledge of technology solutions and corporate finance experience.
Arjun Shah
has been a member of the Board of Directors of KLDiscovery since March 2021. Mr. Shah currently serves as a Vice President of TCG with a focus on investment opportunities in the technology, media and telecom sectors. He is based in Washington D.C. Since joining TCG in 2017, Mr. Shah has been actively involved with TCG’s investments in Abrigo, ION Group, Workforce Logiq, and KLDiscovery. Prior to joining TCG, Mr. Shah was with Tinicum Incorporated from 2015 to 2017 and prior to joining Tinicum Incorporated he was with The Blackstone Group. Mr. Shah received his M.B.A., with high distinction, from Harvard Business School, where he was a Baker Scholar. He graduated summa cum laude from the Jerome Fisher Program in Management & Technology at University of Pennsylvania, where he received a B.S. in economics from The Wharton School and a B.S. in engineering. We believe that Mr. Shah is qualified to serve as a member of our Board of Directors due to his knowledge of technology solutions and corporate finance experience.
Lauren Tanenbaum
has been a member of the Board of Directors of KLDiscovery since February 2021. Since July
2018,
Ms. Tanenbaum has served as a Principal within the Global Capital Markets team at TCG. She provides financing guidance for TCG’s four U.S.-based private equity funds both at initial acquisition and on an ongoing portfolio basis. In her role, Ms. Tanenbaum arranges a wide variety of financings ranging from large, broadly syndicated transactions to middle market private placements. Prior to joining TCG in 2018, Ms. Tanenbaum worked at J.P. Morgan from 2011 to 2018, most recently as a Vice President in Leveraged Finance. Additionally, she was an Investment Banker in the Public Finance department at Morgan Stanley from 2009 to 2011. Ms. Tanenbaum received a B.A. in History from the University of Pennsylvania. We believe that Ms. Tanenbaum is qualified to serve as a member of our Board of Directors due to her extensive corporate finance experience.

Richard J. Williams
has been a member of the board of directors of KLDiscovery since February 2018. In 2004, Mr. Williams co-founded
WestView Capital Partners, a private equity firm focused on growth-oriented companies, and he currently serves as its Manager Partner. WestView currently manages approximately $1.7 billion of capital. Prior to co-founding
WestView, he was a Partner in Tudor Investment Corporation’s private equity group from 2000 to 2004. Prior to joining Tudor, Mr. Williams was a Managing Director of Triumph Capital Group, a Boston-based private equity firm. In these positions, Mr. Williams has been responsible for investments in the technology services, software and business services sectors. Mr. Williams currently serves on the boards of directors of Abacus Group, AccountabilIT, Invisors LLC, The Shelby Group and Health Monitor Network. Mr. Williams previously served on the boards of directors of numerous private and public companies including LDiscovery. Mr. Williams received a B.S. in Computer Science from Yale University and an MBA from the Wharton School at the University of Pennsylvania. We believe that Mr. Williams is qualified to serve as a member of our board of directors due to his extensive experience with growth-oriented companies and other public companies.
Family Relationships
There are no family relationships between any of our executive officers and directors.
Classified Board of Directors
Our Board of Directors is comprised of nine members, classified into three classes, each comprising as nearly as possible one-third
of the directors to serve three-year terms. As Class A directors, each of Richard J. Williams, Kevin Griffin and Lawrence Prior III will serve until the 2023 annual meeting; as Class B directors, each of Donna Morea, Evan Morgan and Lauren Tanenbaum will serve until the 2024 annual meeting; and as Class C directors, each of Christopher J. Weiler, Arjun Shah and Ian Fujiyama will serve until the 2022 annual meeting, or, in each case, until such person’s death or resignation or until his or her respective successor is duly elected and qualified.
Independence of Directors
As a result of our common stock being quoted on the OTC Pink Sheet Market, we adhere to its rules in determining whether a director is independent and, following our listing on                 , with its listing standards. Our Board of Directors has consulted, and will consult, with its counsel to ensure that independence determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The OTC Pink Sheet Market listing standards generally define an “independent director” as a person, other than an executive officer or employee of a company or any other individual having a relationship which, in the opinion of the issuer’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his/her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Donna Morea, Ian Fujiyama, Evan Morgan, Lawrence Prior III. Arjun Shah, Lauren Tanenbaum and Richard Williams have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is considered an independent director. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
We have a separately standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed solely of independent directors.

Audit Committee Information
Lawrence Prior III (chairman), Evan Morgan, Kevin Griffin, Lauren Tanenbaum and Arjun Shah serve as members of our Audit Committee. The Board has determined that each of the members of the Audit Committee is an “independent director,” as defined under the OTC Pink Sheet Market listing standards, and is “financially literate,” meaning that they are each able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Additionally, the Board has determined that Arjun Shah qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The Audit Committee is responsible for:

•	discussing with management and our independent registered public accounting firm regarding, among other issues, audits and the adequacy of our accounting and control systems;

•	evaluating the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•
reviewing and approving all payments made to our executive officers or directors and their respective affiliates. Any payments made to members of our Audit Committee will be reviewed and approved by our Board of Directors, with the interested director or directors abstaining from such review and approval.

Nominating and Corporate Governance Committee Information
Our Nominating and Corporate Governance Committee currently consists of Ian Fujiyama (chairman), Lawrence Prior III and Richard Williams. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Corporate Governance Committee considers persons identified by its members, management, stockholders, investment bankers and others.
Compensation Committee Information
Our Compensation Committee currently consists of Donna Morea (chair), Richard Williams and Arjun Shah. The Compensation Committee’s duties include, but are not limited to:

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, annually evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation and equity-based compensation plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	if required, producing a compensation committee report to be included in our annual report on Form 10-K or annual proxy statement; and

•	reviewing and making recommendations to the compensation for directors.
Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
Code of Ethics
We maintain a Code of Ethics that applies to all officers, directors and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business.

EXECUTIVE COMPENSATION
Company Named Executive Officer and Director Compensation
Executive Compensation
Overview
This section provides information about our fiscal 2020 compensation for our 2020 “Named Executive Officers,” or NEOs, as defined under applicable SEC rules. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In addition, as an emerging growth company, we are not required to hold an advisory vote, referred to as the
“say-on-pay”
vote, to approve the compensation of our NEOs.
Our Compensation Committee, the members of which are appointed by our Board of Directors, is responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.
Our NEOs who are our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2020, were:

•	Christopher J. Weiler, Chief Executive Officer

•	Dawn M. Wilson, Chief Financial Officer; and

•	Krystina L. Jones, Executive Vice President, Global LT Sales & Marketing
2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for the year ended December 31, 2020 and 2019 for the NEOs.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (4)	Total ($)
Christopher J. Weiler Chief Executive Officer	2020	372,692		—	274,800	—	—		13,196	660,688
	2019	493,269		—	—	425,447	—		12,037	930,753

Dawn M. Wilson Chief Financial Officer	2020	354,769			870,127	9,529	—		6,851	1,241,276
	2019	355,769		240,000	—	1,063,599	—		7,461	1,666,829

Krystina L. Jones EVP, Global LT Sales & Marketing (1)	2020	524,404	(2)	—	342,662	55,695	1,865,520	(3)	7,300	2,795,581
	2019	569,230		—	—	319,076	1,666,151		11,200	2,565,657

(1)	Ms. Jones became Executive Vice President, Global Sales and Marketing in May 2021.
(2)
The amount shown includes Ms. Jones’s base salary of $374,404, and irrecoverable draw of $150,000 earned pursuant to the KLDiscovery 2020 Americas Legal Technology Sales Commission Plan, or the 2020 Commission Plan, which is described below under the heading “—
Sales Commission Plan.
”

(2)
The amounts reported in these columns do not reflect the actual economic value realized by the NEO. Amounts in these columns reflect the estimated aggregate grant date fair value of stock awards and options granted computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used by the Company in calculating these amounts are included in Note 9 – Commitments and contingencies to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	Amount reflects commissions earned by Ms. Jones pursuant to the 2020 Commission Plan, as described below under the heading “— Sales Commission Plan. ”
(4)	Consists of Company matching contribution payments pursuant to the Company’s 401(k) plan, Company paid insurance premiums and for Mr. Weiler, a wellness gift card of $800 in 2020.
Narrative to 2020 Summary Compensation Table and Outstanding Equity Awards at 2020 Fiscal Year End
Compensation Philosophy & Mix
Our NEO executive compensation program is designed to align the interests of our NEOs with the interests of our stockholders. While base salary and performance-based cash incentive opportunities reward short-term goals, equity awards promote longer-term retention and commitment to the operating results of the Company. We believe this mix rewards our NEOs for their short-term individual contributions to the Company while also incentivizing them to focus on future results.
The primary elements of compensation for our NEOs are base salary, annual cash bonuses, awards of stock options, awards of RSUs and, for Ms. Jones, commissions and an irrevocable draw through the 2020 Commission Plan. Our NEOs are also eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, long-term care benefits, short- and long-term life insurance, and the Company’s 401(k) defined contribution plan, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.
Base Salaries
The Company’s NEOs receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
During 2020 the base salaries of the Company’s NEOs were modified multiple times as part of the Company’s cost savings initiative in response to the
COVID-19
pandemic, as described in the footnotes to the table below, In recognition of their willingness to accept base salary reductions and to recognize their continuing contributions to the Company, Mses. Wilson and Jones received awards of stock options and RSUs with grant date fair values that were materially greater than the amount of their base salary reductions. These awards are described below under the heading “—
Equity Compensation
”.
The annual base salaries for our NEOs as of December 31, 2019 and December 31, 2020 were as follows:

Name	Annual Base Salary as of December 31, 2019 ($)	Annual Base Salary as of December 31, 2020 ($)
Christopher J. Weiler (1)	490,000	300,000
Dawn Wilson (2)	400,000	320,000
Krystina Jones (3)	575,000	490,000

(1)
Effective February 24, 2020, Mr. Weiler’s annual base salary was reduced to $400,000. Effective April 21, 2020, Mr. Weiler’s annual base salary was reduced to $350,000. Effective August 1, 2020, Mr. Weiler’s annual base salary was reduced to $300,000 until December 31, 2020, and he also agreed to forgo one week’s salary in August 2020. On December 22, 2020, Mr. Weiler agreed that his annual base salary would continue to be $300,000 until September 30, 2021.

(2)
Effective April 23, 2020, Ms. Wilson’s annual base salary was reduced to $320,000. On July 31, 2020, Ms. Wilson agreed that her annual base salary would continue to be $320,000 until December 31, 2020, and she also agreed to forgo one week’s salary in August 2020. On December 22, 2020, Ms. Wilson agreed that her annual base salary would continue to be $320,000 until September 30, 2021.

(3)
Amounts include the $150,000 annual irrecoverable draw payable to Ms. Jones pursuant to the 2020 Commission Plan, as further described below under the heading “—
Sales Commission Plan.
” Effective April 23, 2020, Ms. Jones’s annual base salary was reduced to $460,000 and she agreed to forgo certain sales commissions amounting to $113,192. Effective August 1, 2020, Ms. Jones’s annual base salary was increased to $490,000 but she also agreed to forgo one week’s salary in August 2020. On December 22, 2020, Ms. Jones agreed that her annual base salary would continue to be $490,000 until September 30, 2021.

Annual Cash Bonuses
In addition to base salaries, Mr. Weiler and Ms. Wilson are eligible to participate in the KLDiscovery Inc. Corporate Annual Bonus Plan, or the Annual Bonus Plan. The Annual Bonus Plan is designed to motivate our employees to achieve corporate goals and to reward our employees for their contributions towards achievement of these goals. Our Board of Directors annually approves the Company’s annual budget, which includes a discretionary bonus pool for granting awards under the Annual Bonus Plan. The extent to which the bonus pool is funded is based on the Company’s achievement of certain adjusted EBITDA goals during the plan year, and bonuses are granted from the bonus pool to eligible employees based on each employee’s role, seniority, and annual cash bonus target.
For 2020, the financial goals related generally to the achievement of adjusted EBITDA goals, with the target EBITDA goal being $82.4 million. Disclosure of how adjusted EBITDA is calculated from our audited financial statements is provided in the section of the Annual Report entitled “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of our Results of Operations—Adjusted EBITDA.
”
Mr. Weiler and Ms. Wilson’s 2020 annual cash bonus targets, expressed as a percentage of base salary, were 75% and 60%, respectively. Based on the Company’s performance during 2020 it was determined that no bonuses were to be paid to Mr. Weiler or Ms. Wilson for 2020 under the Annual Bonus Plan, as noted in the “
2020 Summary Compensation Table”
above.
Sales Commission Plan
Ms. Jones is eligible to earn sales commissions pursuant to the 2020 Commission Plan (together with the addendums thereunder). Under the 2020 Commission Plan, Ms. Jones is eligible to earn an annual irrevocable draw of $150,000, payable in equal monthly installments as well as additional monthly commission that is based on invoiced revenue multiplied by specified commission rates, payable in arrears to the extent that they exceed her monthly draw. Ms. Jones’s annual irrevocable draw has not been reduced during the
COVID-19
pandemic, but effective on April 23, 2020, Ms. Jones agreed to forego $113,192 in monthly commission payments.
Equity Compensation
We have granted equity awards pursuant to the 2019 Plan to our eligible employees, including our NEOs, and we have historically offered stock options and RSUs as the long-term incentive component of our compensation program. The Company’s stock options generally allow employees, including our NEOs, to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the Board of Directors. The Company’s RSUs represent a contractual right to receive one share of our common stock for each RSU upon the settlement date, subject to certain vesting conditions.
Generally, stock options and RSUs granted under the 2019 Plan have vesting schedules that are designed to encourage continued employment. Stock options granted to our NEOs generally vest in three approximately equal installments over a three-year period, subject to continued employment and generally expire ten years from the date of grant. In the event of a change in control of the Company, the option tranche that was scheduled on the applicable vesting date immediately following the change in control will immediately vest and the remainder of the option will vest in each of the subsequent anniversaries of the change in control. We refer to this option vesting schedule herein as the “
Standard Option Vesting Schedule
”.
RSUs granted to our NEOs generally vest according to the following vesting schedule (subject to continued employment), which we refer to herein as the “
Standard RSU Vesting Schedule”.

•
If a change in control occurs prior to the listing of our common stock on a nationally recognized stock exchange, or a Listing Event, a portion of the RSUs will vest upon the change in control and the remainder will vest in up to three annual installments thereafter unless the change in control occurs after the third anniversary of a specified vesting commencement date, in which case the RSUs will become fully vested upon the change in control; and

•
If a Listing Event occurs before a change in control, a portion of the RSUs will vest upon the Listing Event (unless the Listing Event occurs before the first anniversary of a specified vesting commencement date), with the remainder vesting in three annual installments on the first three anniversaries of the specified vesting commencement date, and with additional accelerated vesting upon a subsequent change in control of the excess, if any, of 50% of the total number of RSUs over the amount of RSUs then vested.

From time to time, our Board of Directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees.
In 2019 and 2020, Ms. Wilson received awards of 302,770 and 5,015 stock options, respectively. In addition, in 2020, Ms. Wilson received an award of 126,656 RSUs. The outstanding stock options and RSUs vest based on the Company’s Standard Option Vesting Schedule and Standard RSU Vesting Schedule described above.
In 2019 and 2020, Ms. Jones received awards of 90,830 and 29,913 stock options respectively. In addition, in 2020, Ms. Jones received an award of 49,878 RSUs. The outstanding stock options and RSUs vest based on the Company’s Standard Option Vesting Schedule and Standard RSU Vesting Schedule described above.
During 2020, each of Mr. Weiler, Ms. Wilson and Ms. Jones agreed to voluntarily forfeit equity awards in order to facilitate the grant of equity awards to other key employees. On April 23, 2020, Mr. Weiler agreed to voluntarily forfeit his entire equity award grant of 40,000 RSUs, which were valuated at approximately $320,000. On April 23, 2020, Ms. Wilson voluntarily forfeited 6,667 RSUs, worth approximately $53,336. On April 23, 2020, Ms. Jones voluntarily forfeited 6,667 RSUs worth approximately $53,336, and on May 5, 2020, Ms. Jones voluntarily forfeited 3,000 RSUs worth approximately $29,850 and 6,000 stock options that, at the time of forfeiture, were underwater based on the spread value at the time.
Executive Employment and Severance Arrangements
The Company has entered into employment and severance arrangements with each of the NEOs. The material terms and conditions of these arrangements are described below.
Christopher J. Weiler
Mr. Weiler is party to an employment agreement, dated September 30, 2011, and which has been subsequently amended, pursuant to which he serves as the Chief Executive Officer of the Company. The current term of the employment agreement will expire on September 30, 2023, subject to automatic one-year
renewals unless either party gives written notice of
non-renewal
at least ninety days prior to the then-scheduled expiration of the term. Pursuant to his employment agreement, Mr. Weiler is entitled to an annual base salary, and is eligible to participate in an incentive program established by the Board of Directors under which Mr. Weiler may earn a bonus based on achievement of performance metrics as determined by the Board of Directors.

Mr. Weiler has also agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for one year following termination of his employment.
In the event that Mr. Weiler’s employment is terminated either by the Company without cause (as defined in his employment agreement) or by Mr. Weiler for good reason (as defined in his employment agreement), subject to his execution and non-revocation
of a general release of claims and continued compliance with his restrictive covenant obligations, as described above, Mr. Weiler would be entitled to receive (i) an amount in cash equal to the sum of (A) his base salary and (B) a pro-rated
bonus for the year in which his termination occurs and (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 12 months. In the event that Mr. Weiler’s employment is terminated either by the Company without cause or by Mr. Weiler for good reason, in either case, within three months prior to or twelve months following a change in control, then in lieu of the severance benefits described above, subject to his execution and non-revocation
of a general release of claims and continued compliance with his restrictive covenant obligations, as described above, Mr. Weiler would be entitled to receive (i) an amount in cash equal to 1.5 times the sum of (A) his base salary plus (B) his target annual bonus for the year of termination, (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 18 months and (iii) accelerated vesting of all unvested equity or equity-based awards held by him that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement.
Dawn M. Wilson and Krystina L. Jones
The Company entered into an offer letter agreement with Ms. Wilson pursuant to which she serves as the Chief Financial Officer of the Company. Pursuant to her offer letter, Ms. Wilson is entitled to an annual base salary and is eligible to earn a discretionary bonus currently targeted at 60% of her annual base salary, based on the achievement of key performance objectives and company performance.
Ms. Jones is party to an offer letter agreement pursuant to which Ms. Jones has been employed by the Company. Pursuant to her offer letter, Ms. Jones is entitled to an annual base salary, an irrevocable draw of $150,000, and is eligible to receive monthly commissions under the Company’s 2020 Commission Plan.
The Company has entered into restrictive covenant agreements with each of Mses. Wilson and Jones pursuant to which they agree to refrain from disclosing our confidential information during or at any time following their employment with us and from competing with us or soliciting our employees or customers during their employment and for one year following termination of their employment.
The Company also entered into executive severance agreements with each of Mses. Wilson and Jones. Under these severance agreements, which became effective on June 17, 2020, in the event that Ms. Wilson or Ms. Jones’s employment is terminated by the Company without cause (as defined in the severance agreements) or by Ms. Wilson or Ms. Jones for good reason (as defined in the severance agreements), subject to her execution and non-revocation
of a general release of claims, Ms. Wilson or Ms. Jones, as applicable, would be entitled to receive (i) an amount in cash equal to the sum of (A) 50% of her base salary (without regard to the base salary reductions described above under the heading
“—Base Salaries”
), (B) a
pro-rated
bonus for the year in which her termination occurs, and (C) for Ms. Jones, an amount equal to six months of her average monthly sales commissions over the prior three year period and (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 6 months. In the event that Ms. Wilson’s or Ms. Jones’s employment is terminated either by the Company without cause or by Ms. Wilson or Ms. Jones, as applicable, for good reason, in either case, within three months prior to or twelve months following a change in control, then in lieu of the severance benefits described above, subject to her execution and non-revocation
of a general release of claims and continued compliance with her restrictive covenant obligations, as described above, Ms. Wilson or Ms. Jones, as applicable, would be entitled to receive (i) an amount in cash equal to the sum of (A) her base salary plus (B) her target annual bonus for the year of termination and (C) for Ms. Jones, an amount equal to twelve months of her average monthly sales commissions over the prior three year period, (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 12 months and (iii) accelerated vesting of all unvested equity or equity-based awards held by her that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement.
Outstanding Equity Awards at 2020 Fiscal Year End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each NEO as of December 31, 2020.

			Option Awards				Stock Awards
Name and Principal Position	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (2)	Number of Securities Underlying Unexercised Options Unexercisable (2)	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (4)
Christopher J. Weiler Chief Executive Officer		(1)	—	—	—	—	—	—
			—	—	—	—	—	—

Dawn M. Wilson Chief Financial Officer	4/21/2020		—	5,015	$9.95	4/20/2030	1,656	$13,331
	2/17/2020		—	—	—	—	118,333	$952,581
	12/19/2019		100,923	201,847	$9.90	12/18/2029	—	—

Krystina L. Jones EVP, Global LT Sales & Marketing (5)	4/21/2020		—	23,913	$9.95	4/20/2030	6,878	$55,367.90
	2/17/2020		—	—	—	—	33,333	$268,330.65
	12/19/2019		30,276	60,534	$9.90	12/18/2029	—	—

(1)	As of December 31, 2020, Mr. Weiler held no stock options or RSUs due to the voluntary forfeiture of his equity awards, as described below under the heading entitled “— Equity Compensation ”.
(2)	The option vests in accordance with the Standard Option Vesting Schedule, as described below under the heading entitled “— Equity Compensation ”.
(3)	The RSUs vest in accordance with the Standard RSU Vesting Schedule described above below the heading “— Equity Compensation ”.
(4)	The amounts shown were determined based on the per share closing market price of our common stock on December 31, 2020, which was $8.05.
(5)	Ms. Jones became Executive Vice President, Global Sales and Marketing in May 2021.
Retirement, Health, Welfare and Additional Benefits
Our NEOs are eligible to participate in our employee benefit plans and programs, including medical, dental and vision benefits and life insurance, to the same extent as other full-time employees, subject to the terms and eligibility requirements of those plans. We also sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Internal Revenue Code of 1986, as amended, to the same extent as all of our other full-time employees. The plan allows us to make discretionary employer matching contributions equal to 100% of the first 3% and 50% of the next 2% of a participant’s deferral. We did not make employer matching contributions in 2020. Matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred
retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. We do not provide our NEOs with perquisites or other personal benefits, other than the retirement and health and welfare benefits that apply uniformly to all of our eligible employees.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock as of November 19, 2021, or the Table Date, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock (based on our review of filings with the SEC);

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.
The number of shares and percentage of shares beneficially owned by each person are based on 42,684,549 shares of our common stock issued and outstanding as of the Table Date. Beneficial ownership is determined under SEC rules and regulations and generally includes securities over which a person has voting or investment power as well as certain securities a person has the right to acquire within 60 days, including through the exercise of any option, warrant or right or upon the conversion of another security. As a result, unless otherwise noted, the number of shares beneficially owned by each individual or entity in the table below includes (i) shares of common stock issuable upon exercise of warrants, (ii) shares of common stock issuable upon conversion of the Debentures and (iii) shares of common stock issuable upon exercise of stock options or RSUs that have vested or will vest within 60 days of the Table Date. However, shares of common stock that may be issuable to certain of our stockholders if the reported closing sale price of our common stock equals or exceeds $13.50 per share for any 20 consecutive trading days before December 19, 2024 (the five-year period following the closing of the Business Combination), or the Contingent Shares, are not treated as shares beneficially owned by such persons because satisfaction of the conditions to the person’s right to acquire the securities is not within such person’s control. For purposes of calculating a person’s beneficial ownership percentage, any shares a person has the right to acquire as outlined above are considered outstanding and beneficially owned by that person, but are not treated as outstanding for the purpose of computing the beneficial ownership percentage of any other person.

Except in cases where community property laws apply or as otherwise indicated in the footnotes to the table, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

		Approximate Percentage of Outstanding Shares
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Before this Offering	After this Offering (Assuming No Exercise of Underwriters’ Option)	After this Offering (Assuming Full Exercise of Underwriters’ Option)
Directors and Named Executive Officers (1)
Kevin Griffin (2)(3)(4)	15,887,065	29.9%
Evan Morgan (5)	61,967	*
Richard J. Williams (6)	1,607,823	3.8%
Donna Morea (7)	77,545	*
Christopher J. Weiler (8)	1,588,803	3.7%
Dawn Wilson (9)	102,595	*
Krystina Jones (10)	173,221	*
Lawrence Prior III	16,667	*
Ian Fujiyama	—	—
Lauren Tanenbaum	—	—
Arjun Shah	—	—
All executive officers and directors as a group (11 individuals)	29,193,314	50.2%

Five Percent Holders
Pivotal Acquisition Holdings LLC (2)	9,655,889	20.5%
The Carlyle Group Inc. (11)	21,250,970	48.5%
OTPP (12)	7,416,079	15.3%
MGG (3)	5,805,556	12.1%
Revolution Growth (13)	4,098,642	9.6%
Linden Capital L.P. (14)	3,164,907	6.9%

* Denotes	less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o KLDiscovery Inc., 8201 Greensboro Dr., Suite 300, McLean, Virginia 22102.
(2)
Includes (i) 5,070,608 shares of common stock and (ii) 4,585,281 shares of common stock that may be acquired upon the exercise of Private Warrants held of record by Pivotal, of which Pivotal Spac Funding LLC, an affiliate of Mr. Griffin, is a managing member. The business address of Pivotal is c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

(3)
Includes (i) 250,000 shares of common stock held of record and (ii) 5,959,437 shares of common stock that may be acquired upon conversion of Debentures held of record by certain investment funds and/or accounts for which MGG Investment Group LP, or MGG, is the investment advisor. MGG is controlled by Mr. Griffin, its Chief Executive Officer, and Mr. Gregory Racz, its President and Chief Legal Officer. Each of Mr. Griffin and Mr. Racz disclaims beneficial ownership of the securities held by the investment funds affiliated with MGG. The business address of MGG is One Penn Plaza, New York, New York 10119.

(4)	Includes 21,739 RSUs awarded to Mr. Griffin that have vested or will vest within 60 days of the Table Date.
(5)
Includes (i) 4,984 shares of common stock held by Conifer Partners and (ii) 32,852 shares of common stock held by Radcliff Principal Holdings LLC; does not include (i) 315 Contingent Shares that may be issuable to Conifer Partners and (ii) 2,077 Contingent Shares that may be issuable to Radcliff Principal Holdings LLC. Mr. Morgan has, or, in the case of the Contingent Shares, will have, voting and dispositive control over such shares of common stock and Contingent Shares. Also includes 21,739 RSUs awarded to Mr. Morgan that will vest within 60 days of the Table Date.
(6)
Includes 1,512,223 shares of common stock held by WestView; does not include 95,600 Contingent Shares that may be issuable to WestView. Mr. Williams is a co-managing
partner of this entity and has, or, in the case of the Contingent Shares, will have, voting and dispositive control over such shares of common stock and Contingent Shares.

(7)
Includes 52,488 shares of common stock held by Ms. Morea and 21,739 RSUs awarded to Ms. Morea that will vest within 60 days of the Table Date; does not include 3,318 Contingent Shares that may be issuable to Ms. Morea.

(8)	Includes 1,455,090 shares of common stock held by Mr. Weiler; does not include 133,713 Contingent Shares that may be issuable to Mr. Weiler.
(9)
Includes 102,595 vested options that may be exercised by Ms. Wilson. Does not include 39,996 RSUs for which the time-based vesting requirements have been satisfied, but which remain subject to the condition that a change in control or Listing Event occur before these RSUs fully vest. See “Executive Compensation—Company Named Executive Officers and Director Compensation—Equity Compensation.” We expect to list our common stock in connection with this offering, which would constitute a Listing Event for purposes of these RSUs, causing them to become fully vested.

(10)
Includes 126,949 shares of common stock held by Ms. Jones and 38,247 vested options that may be exercised by Ms. Jones; does not include 8,025 Contingent Shares that may be issuable to Ms. Jones. Does not include 13,404 RSUs for which the time-based vesting requirements have been satisfied, but which remain subject to the condition that a change in control or Listing Event occur before these RSUs fully vest. See “Executive Compensation—Company Named Executive Officers and Director Compensation—Equity Compensation.” We expect to list our common stock in connection with this offering, which would constitute a Listing Event for purposes of these RSUs, causing them to become fully vested.

(11)
Includes (i) 18,261,123 shares of common stock held of record by CEOF II DE I AIV, L.P., (ii) 1,658,789 shares of common stock held of record by CEOF II Coinvestment (DE), L.P. and (iii) 76,892 shares of common stock held of record by CEOF II Coinvestment B (DE), L.P.; does not include (i) 1,154,439 Contingent Shares that may be issuable to CEOF II DE I AIV, L.P., (ii) 104,866 Contingent Shares that may be issuable to CEOF II Coinvestment (DE), L.P. and (iii) 4,861 Contingent Shares that may be issuable to CEOF II Coinvestment B (DE), L.P. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ. The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the sole member of CEOF II DE GP AIV, L.L.C., which is the general partner CEOF II DE AIV GP, L.P., which is the general partner of each of the three identified funds that is a record holder of our common stock. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by, or that may be issuable to, the record holder funds. The address of each of the persons or entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(12)
According to a Schedule 13D filed jointly by Ontario Teachers’ Pension Plan Board, or OTPP, and 1397225 Ontario Limited with the SEC on December 30, 2019, each reporting person has shared voting power and sole dispositive power with respect to 7,416,079 shares of common stock and sole voting power and shared dispositive power with respect to 0 shares of common stock. Includes 1,411,775 shares of common stock that may be acquired upon the exercise of Debenture Holder Warrants and 4,525,925 shares of common stock that may be acquired upon conversion of Debentures. The President and Chief Executive Officer of OTPP has delegated to each of Mr. Christopher Witkowski and Mr. Michael Merkoulovitch the authority to implement disposition decisions with respect to the shares of common stock that are held by or may be acquired by 1397225; however, approval of such decisions is made by senior personnel within the capital markets group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the public equities group of OTPP in accordance with internal proxy voting guidelines. As such, each of Messrs. Witkowski and Merkoulovitch expressly disclaims beneficial ownership of the shares of common stock that are held by or may be acquired by 1397225. The business address of the reporting persons is 5650 Yonge Street, Toronto, Ontario M2M 4H5.
(13)
According to a Schedule 13G filed jointly by Revolution Growth III, LP, Revolution Growth GP III, LP, Revolution Growth UGP III, LLC and Steven J. Murray with the SEC on February 3, 2020, each reporting person has shared voting power and shared dispositive power with respect to 4,098,642 shares of common stock and sole voting power and sole dispositive power with respect to 0 shares of common stock. The amount does not include 259,110 Contingent Shares that may be issuable to Revolution Growth III. Steven J. Murray is the operating manager of Revolution Growth UGP III, LLC, the general partner of Revolution Growth GP III, LP, which is the general partner of Revolution Growth III, LP. Revolution Growth UGP III, LLC, Revolution Growth GP III, LP and Mr. Murray may be deemed to have voting and dispositive power with respect to these shares of common stock. The business address of the reporting persons is 1717 Rhode Island Avenue, NW, 10th Floor, Washington, D.C. 20036.

(14)
According to a Schedule 13G/A filed jointly by Linden Capital L.P., Linden GP LLC, Linden Advisors LP and Siu Min Wong with the SEC on February 4, 2021, (i) Linden Capital and Linden GP each have shared voting power and shared dispositive power with respect to 2,823,924 shares of common stock that may be acquired upon the exercise of Public Warrants and sole voting power and sole dispositive power with respect to 0 shares of common stock, and (ii) Linden Advisors and Mr. Wong each have shared voting power and shared dispositive power with respect to 3,164,907 shares of common stock that may be acquired upon the exercise of Public Warrants and sole voting power and sole dispositive power with respect to 0 shares of common stock. Linden GP is the general partner of Linden Capital. Linden Advisers is the investment manager of Linden Capital and trading advisor or investment advisors of certain managed accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden GP may be deemed to beneficially own the shares held of record by Linden Capital, and each of Linden Advisors and Mr. Wong may be deemed to beneficially own the shares held of record of each of Linden Capital and the managed accounts. The business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors (or the Audit Committee). Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our common stock, or (c) immediate family member of the persons referred to in clauses (a) and (b) has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 5% beneficial owner of another entity). A conflict of interest situation can arise when the private interests of a director, officer or employee interfere, or appear to interfere, with our interest as a whole. Any situation that would be deemed a conflict of interest for a director, officer or employee, will also be a conflict of interest if it is related to a member of such person’s family.
Our Audit Committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent we enter into such transactions. The Audit Committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he or she is a related party, but that director is required to provide the Audit Committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
Set forth below is a discussion of description of certain relationships and transactions with related parties since our formation in August 2018, involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons or entities affiliated with them.
Transactions with Pivotal
The following are transactions involving Pivotal, a greater than 5% beneficial owners of our common stock, or one or more of its affiliates.
In August 2018, we issued 5,750,000 shares of Class B common stock to Pivotal for $25,000 in cash, at a purchase price of approximately $0.004 per share, in connection with our organization. In December 2018, Pivotal transferred 50,000 of these shares to each of Evan Morgan, Efrat Epstein and Katrina Adams, the independent members of the Company’s Board of Directors at that time, and transferred 100,000 of these shares to James H.R. Brady, the Company’s chief financial officer at that time, in each case at the same per-share purchase
price paid by Pivotal. These shares of common stock were designated as Class B common stock and were automatically converted into shares of our single class of common stock on the first business day following the consummation of the Business Combination on December 19, 2019, on a
one-for-one
basis, subject to adjustment. Notwithstanding the foregoing, this provision was not triggered in connection with the Business Combination.
Pivotal and our officers and directors purchased an aggregate of 6,350,000 Private Warrants (for a total purchase price of $6,350,000) from us on a private placement basis simultaneously with the consummation of the IPO on February 4, 2019. The initial purchasers of the Private Warrants agreed not to transfer, assign or sell any of the Private Warrants, including the common stock issuable upon exercise of the Private Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination. In connection with the

Business Combination and the issuance of the debentures, Pivotal forfeited 479,392 shares of Class B common stock and 1,764,719 Private Warrants.
Pivotal Spac Funding LLC, a managing member of Pivotal, agreed in connection with the IPO, pursuant to the Forward Purchase Contract, to purchase, in a private placement to occur concurrently with the consummation of the Business Combination, and under certain conditions, up to $150,000,000 of our securities. No securities were ever issued pursuant to the Forward Purchase Contract.
On the December 19, 2019, in connection with the consummation of the Business Combination, 550,000 shares of our common stock held by Pivotal became subject to an additional lockup that will be released only if the last reported sale price of the common stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the closing of the Business Combination. If the last reported sale price of our common stock does not equal or exceed $15.00 for such a 20 consecutive trading day period within the five-year period, Pivotal will forfeit these shares for no consideration.
Other than as described above, no compensation of any kind was paid by us to Pivotal or our executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these parties were reimbursed for any out-of-pocket expenses
incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.
Securities Purchase Agreement
On December 16, 2019, we entered into a Securities Purchase Agreement with 1397225 Ontario Limited, Manulife Investment Management Limited, as investment advisor on behalf of certain funds and affiliates of MGG, an affiliate of Kevin Griffin, each of which is a greater than 5% beneficial owner of our common stock. Pursuant to the purchase agreement, on December 19, 2019, concurrent with the consummation of the Business Combination, we sold to these purchasers an aggregate of $200 million convertible debentures that mature on December 19, 2024 in a private placement. In connection with the issuance of the debentures, certain of the purchasers also purchased from us an aggregate of 2,097,974 shares of our common stock and 1,764,719 warrants on terms identical to those of the Private Warrants (the “Debenture Holder Warrants”) for the aggregate price of approximately $1.77 million. As of September 30, 2021, $110.6 million, including payment in kind interest, of our debentures were held by affiliates of MGG. For the nine months ended September 30, 2021 and the years ended December 31, 2020 and December 31, 2019, we recognized $6.4 million, $12.1 million and $0.4 million in interest expense, respectively, related to the debentures held by affiliates of MGG. See “Description of Capital Stock—Warrants” and “Description of Certain Indebtedness—Convertible Debentures” for additional information on the terms of the Debenture Holder Warrants and the debentures, respectively.
Stockholders’ Agreement
In connection with the closing of the Business Combination, we entered into a Stockholders’ Agreement, as subsequently amended, with affiliates of TCG and Revolution Growth, pursuant to which the holders of a majority of the shares of our common stock held by affiliates of these parties have the right to designate candidates to be appointed or nominated for election to our Board of Directors, with the number of nominees to be determined based on their aggregate ownership of common stock. For so long as these parties hold at least 65% or more of the total number of shares of common stock they owned as of December 19, 2019 (the date of the closing of the Business Combination), they will have the right to designate up to six persons to be appointed or nominated for election to our Board of Directors; to the extent the aggregate ownership drops below 65% of such number but is greater than or equal to 35% thereof, these parties will have the right to designate up to three persons to be appointed or nominated for election to our Board of Directors; and to the extent the aggregate ownership drops below 35% of such number but is greater than or equal to 10% thereof, these parties will have the right to designate one person to be appointed or nominated for election to our Board of Directors. For so long as these parties have the right to designate one more nominees and have not exercised their right, or none of their nominees have been elected or appointed to the board, these parties may designate a board observer to attend and participate in all meetings of our Board of Directors or any committees thereof in a non-voting
capacity. The stockholders’ agreement will terminate automatically if these parties cease to beneficially own more 5% of our outstanding shares of common stock (on a non-fully
diluted basis), provided, that certain provisions of the stockholders’ agreement survive termination, including with respect to certain expense reimbursement, indemnification and insurance matters.
The foregoing summary of the stockholders’ agreement is not complete and is subject to and qualified in its entirety by reference to the complete text of the agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.
Registration Rights Agreement
In connection with the consummation of the Business Combination, we entered into a Registration Rights Agreement with certain affiliates of the TCG, Revolution Growth and the other pre-Business
Combination stockholders of LD Topco, Pivotal, and the other holders of shares our Class B common stock that were issued prior to the IPO (which were converted in connection with the Business Combination into our single class of common stock on a one-for-one
basis). Pursuant to the registration rights agreement, these stockholders were granted certain demand and piggyback registration rights with respect to the resale of our securities they hold, subject to certain conditions set forth therein. Specifically, the affiliates of TCG were granted demand registration rights and, subject to certain limitations, all parties to the agreement were granted piggyback registration rights to participate in registrations of our securities, including Company-initiated registrations and demand registrations initiated by other securityholders with such rights. See “Shares Eligible for Further Sale—Registration Rights” for additional information regarding the registration rights agreement.
Pre-Business
Combination Consulting Agreement
On December 22, 2015, LDisc Holdings, LLC, an indirect subsidiary of LD Topco, entered into a consulting services agreement with Carlyle Investment Management, or CIM, an affiliate of TCG, in connection with the acquisition of LDisc by an affiliate of CIM. In exchange for providing LDisc and its subsidiaries with certain on-going
strategic and financial advisory and consulting services pursuant to the agreement, CIM was entitled to a quarterly fee, determined each calendar quarter, equal in the aggregate to the greater of (i) 0.5% of the trailing
12-month
consolidated EBITDA of LDisc and its subsidiaries and (ii) $250,000. For the year ended December 31, 2018, approximately $2.25 million of fees remained payable to CIM. Further, under the consulting services agreement, CIM was entitled to additional fees and compensation agreed upon by the parties for any other services provided by CIM to LDisc from time to time. CIM did not provide any additional services under the agreement beyond the advisory and consulting services for the years ended December 31, 2019 and December 31, 2018. The consulting services agreement also provided that LDisc would indemnify CIM against any claims arising out of or in connection with its performance under the consulting services agreement and would reimburse CIM for its reasonable out-of-pocket
expenses incurred in connection with its performance of the services provided under the agreement. The consulting services agreement was terminated in connection with the Business Combination and $3.25 million of unpaid amounts thereunder as of the consummation of the Business Combination were paid to CIM.
Other Matters
Matt Weiler and Nick Weiler, the sons of Christopher Weiler, our Chief Executive Officer, have been employed with KLDiscovery since 2015 and 2017, respectively. Matt Weiler currently serves as a Senior Director, Client Shared Services in our Client Shared Services division and Nick Weiler currently serves as a Director, Sales Operations & Global Sales Strategy in our Global Sales and Marketing division. During each of the years 2018 through 2020, each of Matt Weiler and Nick Weiler received total annual salaries and cash incentives of less than

$125,000 and annual equity compensation, including stock options and restricted stock units, of less than $180,000. Matt Weiler and Nick Weiler’s equity compensation vests in accordance with the Company’s standard vesting schedules, as described in “Executive Compensation—Equity Compensation.”
We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the Delaware general corporation law, or the DGCL, from and against all loss and liability suffered and expenses, judgements, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending or completed action, suit or proceeding that arises by reason of their status or service as executive officers or directors. Additionally, we agree to provide an advance to the indemnitee of all out-of-pocket
costs of any type incurred in connection therewith.
From time to time, we may make sales to and purchases from companies that are affiliated with TCG. Such transactions have been entered into in the ordinary course of business and are not considered material.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material provisions of our capital stock, as well as other material terms of our second amended and restated certificate of incorporation and our amended and restated bylaws and certain provisions of the DGCL. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of our second amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part and are incorporated herein by reference.
General
Our second amended and restated certificate of incorporation provides for 200,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock. The Company’s certificate of incorporation originally authorized two classes of common stock – Class A common stock, which was issued as part of the units sold in the IPO, and Class B common stock, which was issued to Pivotal and certain other parties in private transactions. Each share of the Company’s Class A and Class B common stock became one share of the Company’s single class of common stock in connection with the closing of the Business Combination.
As of November 19, 2021, there were 42,684,549 shares of common stock and no shares of preferred stock issued and outstanding. As of November 19, 2021, there were approximately 51 holders of record of our common stock. The number of holders of record does not represent the actual number of beneficial owners of our common stock because the shares of common stock are frequently held in “street name” by securities dealers and others for the benefit of individual owners who have the right to vote and/or dispositive power with respect to their shares.
Common Stock
The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors.
Holders of common stock do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up,
the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Preferred Stock
Our second amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue the preferred stock with dividend, liquidation, conversion, voting or other rights which could be greater than the rights of our common stock and adversely affect the voting power or other rights of the holders of common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of any preferred stock could have the effect of decreasing the market price of our common stock and could discourage, delay or prevent a change in control. Our Board of Directors does not presently have any plans to issue shares of preferred stock.
Warrants
We issued 23,000,000 Public Warrants in the units issued in the IPO, 6,350,000 Private Warrants in a private placement that closed simultaneously with the consummation of the IPO and 1,764,719 Debenture Holder

Warrants concurrent with the issuance of the debentures in a private placement that closed simultaneously with the consummation of the Business Combination. Concurrent and in connection with the issuance of the Debenture Holder Warrants, Pivotal forfeited 1,764,719 Private Warrants, all of which were cancelled. As of November 19, 2021, 23,000,000 Public Warrants, 4,585,281 Private Warrants and 1,764,719 Debenture Warrants were outstanding. Each of our outstanding warrants enables the holder to purchase one share of common stock at a price of $11.50 per share (subject to cashless exercise under certain circumstances, in each case depending on the type of warrant, as described below). The warrants became exercisable on February 4, 2020 and expire on December 19, 2024 or earlier upon redemption or liquidation. Each warrant generally has the same terms and conditions except as noted otherwise below.
We may call the warrants for redemption, in whole and not in part, and only in limited circumstances with respect to the Private Warrants and Debenture Holder Warrants, at a price of $0.01 per warrant,

•	at any time while the warrants are exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of our common stock equals or exceeds $18.00 per share, for any 20 trading days within a
30-day
trading period ending on the third business day prior to the notice of redemption to warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants commencing five business days prior to the
30-day
trading period and continuing each day thereafter until the date of redemption.

The right to exercise a warrant called for redemption will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. If we call the warrants for redemption as described above, we have the option to require all holders that wish to exercise warrants to do so on a cashless basis. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant. Notwithstanding the foregoing, the Private Warrants and Debenture Holder Warrants are not redeemable to the extent the holder was an initial purchaser thereof or a permitted transferee of an initial purchaser.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of our common stock outstanding immediately after giving effect to such exercise.
The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to anti-dilution adjustments in certain circumstances, including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation, as set forth in more detail in the warrant agreement. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.
The Private Warrants and Debenture Holder Warrants are identical to the Public Warrants except that, so long as such Private Warrants and Debenture Holder Warrants are held by the initial purchasers thereof or their permitted affiliates, they: (i) are not redeemable by us and (ii) may be exercised on a cashless basis.
The foregoing summary of the warrants is not complete and is subject to and qualified in its entirety by reference to the complete text of the warrant agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.
Certain Anti-Takeover Provisions of Delaware Law and Our Charter Documents
Provisions of the DGCL and our second amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our Board of Directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock. See “Risk Factors—Risks Related to Our Common Stock and this Offering.”
Staggered Board of Directors
Our second amended and restated certificate of incorporation provides that our Board of Directors shall be classified into three classes of directors of approximately equal size. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board of Directors. As a result, in most circumstances, a person can gain control of our Board of Directors only by successfully engaging in a proxy contest at two or more annual or special meetings of stockholders at which directors are elected.
Removal of Directors; Vacancies
Because the Board of Directors is classified, under the DGCL, directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock. Therefore, because stockholders cannot call a special meeting of stockholders, as discussed below, stockholders may only submit a stockholder proposal for the purpose of removing a director at an annual meeting or special meeting of stockholders called by our Board of Directors. Our second amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Therefore, while stockholders may remove a director, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such removal.
Special Meetings of Stockholders
Our amended and restated bylaws provide that special meetings of stockholders may be called only by a majority vote of our Board of Directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be received by the Company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of the notice of stockholder proposals and director nominations to be considered at a stockholders’ meeting. Our amended and restated bylaws also allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed.
These provisions may preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the rules of                require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. The existence of authorized but unissued and unreserved shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Stockholder Action by Written Consent
The DGCL permits any action required to be taken at any annual or special meeting of stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be a taken by stockholders must be effected at an annual or special meeting, and may not be taken by written consent.
No Cumulative Voting
The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our second amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of Bylaws
Our second amended and restated certificate of incorporation provides that our Board of Directors has the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal bylaws as provided in the amended and restated bylaws.
Restriction on Stock Transfer
Our amended and restated bylaws provide that the Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL. Such restrictive agreements could be utilized as a method of discouraging, delaying or preventing a change in control.
Exclusive Forum Selection
Our second amended and restated certificate of incorporation require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. This exclusive forum provision will apply to state and federal law claims brought by stockholders. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our second amended and restated certificate of incorporation to be inapplicable or unenforceable. If that were the case, because stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder, it would allow stockholders to bring claims for breach of these provisions in any appropriate forum. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
See “Risk Factors—Risks Related to Our Common Stock and this Offering.”
Delaware Takeover Statute
Under our second amended and restated certificate of incorporation, we have opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with a stockholder who owns 15% or more of our outstanding voting stock, or an “interested stockholder”, an affiliate of an interested stockholder or an associate of an interested stockholder, in each case for three years following the date that the stockholder became an interested stockholder.
Limitation on Liability and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our second amended and restated certificate of incorporation provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases.
Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Company against its obligations to indemnify the directors and officers. We have also entered into indemnification agreements with our directors and executive officers.
These provisions, the insurance policies and indemnity agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we are required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Corporate Opportunities
Our second amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and certain exempted persons, which include TCG, Revolution Growth and Pivotal, Jonathan Ledecky and Kevin Griffin and, in each case, their respective affiliates, excluding the Company and its subsidiaries. Specifically, none of these exempted persons has any duty to refrain from engaging, directly or indirectly, in a corporate opportunity in the same or similar activities or related lines of business as the Company or its subsidiaries. In the event that any exempted person acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and no exempted person will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. However, this waiver of corporate opportunity will not apply to any corporate opportunity to the extent it is expressly offered to the person solely in his or her capacity as one of our directors or officers.
See “Risk Factors—Risks Related to Our Common Stock and this Offering.”
Listing
We have applied to list our common stock on                 under the symbol “                ”.
Transfer Agent
The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of certain terms relating to our material indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information regarding amounts outstanding under, payments made under and other information with respect to this indebtedness.
Secured Credit Agreement
Certain of our subsidiaries are party to a secured credit agreement dated February 8, 2021, with Wilmington Trust, National Association, as administrative agent and collateral agent, and certain other lenders and financial institutions party thereto, that provides for initial term loans in an aggregate principal amount of $300 million, delayed draw term loans in an aggregate principal amount of $50 million and revolving credit loans in an aggregate principal amount of $40 million. The delayed draw term loans will be available at any time through February 8, 2023, subject to certain conditions. The credit agreement also provides for a letter of credit sublimit of $10 million. The initial term loans, any delayed draw term loans and the revolving credit facility mature on the earlier of February 8, 2026 and six months prior to maturity of our debentures, discussed in greater detail below. We used the proceeds from the initial term loans to repay in full our prior credit agreement. We did not draw on the delayed draw term loans or revolving credit facility upon entry into the credit agreement.
The initial term loans and any delayed draw term loans bear interest, at our option, at the rate of (x) with respect to Eurocurrency Rate Loans, LIBOR (subject to a 1.00% LIBOR floor) plus 6.50% per annum, or (y) with respect to Base Rate Loans, the Base Rate plus 5.50% per annum, in each case as such terms are defined in the credit agreement. Revolving credit loans bear interest, at our option, at the rate of (x) with respect to Eurocurrency Rate Loans, LIBOR (subject to a 1.00% LIBOR floor) plus 4.00% per annum, or (y) with respect to Base Rate Loans, the Base Rate plus 3.00% per annum. The initial term loans and any delayed draw term loans amortize at a rate of 1.00% of the aggregate principal amount outstanding, payable quarterly, beginning with quarter ended June 30, 2021. We may voluntarily prepay the initial term loans and any delayed draw term loans at any time, in whole or in part, but such prepayments may be subject to a prepayment premium during the first three years of the life of the credit agreement as follows: 3% in year one plus the discounted value of the remaining scheduled payments, 3% in year two and a maximum of 1.00% in year three, depending the maturity date at the time of prepayment. We are also required to pay an unused commitment fee quarterly on the revolving credit facility of an amount between 0.50% and 0.75%, depending on the level of outstanding borrowings under the revolving credit facility during the prior quarter.
The credit agreement contains a financial maintenance covenant that requires the loan parties to maintain a First Lien Net Leverage Ratio, as calculated pursuant to the credit agreement, of less than or equal to 7.00 to 1.00, tested at the end of each fiscal quarter. The initial term loans and any delayed draw term loans will be required to be repaid under certain circumstances, including with excess cash flow, as calculated pursuant to the credit agreement, and the proceeds of certain asset sales, casualty events and debt refinancings. The credit agreement also provides for a number of customary events of default, including, among others, payment defaults to the lenders, voluntary and involuntary bankruptcy proceedings, covenant defaults, material inaccuracies of representations and warranties, cross-default to other material indebtedness, certain change of control events and material money.
The obligations under the credit agreement are secured by substantially all of the loan parties’ assets, including the equity of Company subsidiaries held directly by any loan party. The credit agreement includes customary affirmative covenants for transactions of this type, including, among others, the provision of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, maintenance of properties and insurance, compliance with laws, including environmental laws, the provision of additional guarantees and an affiliate transactions covenant, subject to certain exceptions. The credit agreement also includes customary negative covenants, including, among others, restrictions on the ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make investments, acquisitions, loans or advances, pay dividends and sell or otherwise transfer assets.
The foregoing summary of the credit agreement is not complete and is subject to and qualified in its entirety by reference to the complete text of the credit agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.
Convertible Debentures
On December 19, 2019, we issued $200 million aggregate principal amount of 8.00% convertible debentures due 2024. The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased, and bear interest at an annual rate of 4.00% in cash, payable quarterly, and 4.00% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of issuance, we will add to the principal amount (subject to reduction for any principal amount repaid) an amount equal to 3.00% of the original aggregate principal amount outstanding. The additional payment accrues from the last payment date for the additional payment (or December 19, 2019 if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption. We used the proceeds from the debentures in part to repay existing indebtedness.
At any time, upon proper notice, we may redeem the debentures at our option, in whole or in part, at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued and unpaid interest thereon. Subject to stockholder approval to allow for the full conversion of the debentures into common stock, the debentures are convertible into shares of common stock at the option of the debenture holders at any time and from time to time at a price of $18.00 per share, subject to certain adjustments. We intend to seek stockholder approval of the conversion of the Debentures into common stock at the earlier of our 2022 Annual Meeting of Stockholders (to be held no later than June 30, 2022) or the first meeting of our stockholders called and held after the common stock is listed on the New York Stock Exchange or the Nasdaq Stock Market. However, in the event we elect to redeem any debentures, the holders have a right to purchase common stock from the Company in an amount equal to the amount of debentures redeemed at the conversion price.
The debentures contain covenants that limit the Company’s ability to, among other things, incur additional debt, create liens on assets, engage in certain transactions with affiliates or designate subsidiaries as unrestricted subsidiaries. The debentures provide for customary events of default, including non-payment,
failure to comply with covenants or other agreements in the debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the entire principal amount of all the debentures to be due and payable immediately.
The foregoing summary of the debentures is not complete and is subject to and qualified in its entirety by reference to the complete text of the debentures, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, our common stock has been quoted on the OTC Pink Sheet Market and traded under the symbol “KLDI”. Originally our common stock was listed on the New York Stock Exchange through December 18, 2019, when trading was suspended and our common stock was eventually delisted for failing to meet the listing requirement to have 400 minimum round lot shareholders (holders of 100 shares or more) as of the consummation of the Business Combination. Any over-the-counter
market quotations of our common stock reflect inter-dealer prices, without retail mark-up,
mark-down or commission and may not necessarily represent actual transactions.
Immediately following the consummation of the offering, we expect to have an aggregate of                shares of common stock outstanding. Of the outstanding shares, (i) the                shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares), (ii) the 360,435 shares of common stock issued in the IPO that were not redeemed in connection with the consummation of the Business Combination and (iii) the 34,800,000 shares of common stock issued in connection with the consummation of the Business Combination, in each case will be or are freely tradable without restriction or further registration under the Securities Act, except that any of such shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. We believe the remaining outstanding shares of our common stock are restricted securities, as defined in Rule 144. Certain of our stockholders may be considered affiliates of ours.
Additionally, pursuant to the an Agreement and Plan of Reorganization entered into in connection with the Business Combination, we may issue up to an additional 2,200,000 shares of common stock to the former stockholders of LD Topco, including affiliates of TCG, if, during the five-year period following the closing of the Business Combination, either a change of control occurs or the reported closing sale price of our common stock equals or exceeds $13.50 per share for any 20 consecutive trading days.
We cannot predict what effect, if any, sales of shares of our common stock from time to time or the availability of shares of our common stock for future sale may have on the market price of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors—Risks Related to Our Common Stock and this Offering.”
Sales of Restricted Securities
Other than the shares issued in this offering, the IPO or in connection with the consummation of the Business Combination, we believe all of the remaining outstanding shares of our common stock are restricted securities as that term is defined in Rule 144 of the Securities Act, and will be available for sale, subject in certain cases to the lock-up agreements
described below, after the date of this prospectus only in compliance with the federal securities laws. In general, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144 of the Securities Act.
In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding 90 days will be entitled to sell any shares of our common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need
only have beneficially owned such shares to be sold for at least six months so long as we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available (which requirement is deemed to be satisfied if we have filed all required reports under the Exchange Act other than Current Reports on Form
8-K
and submitted electronically all interactive data files required to be submitted pursuant to Rule 405 of the Securities Act, in each case, during the preceding 12 months). In either case, a non-affiliate may
include the holding period of any prior owner other than an affiliate of ours.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than another one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding; and (ii) the average weekly trading volume in our common stock on                during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Affiliate sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information requirement described above.
Lock-Up Agreements
We, our officers and directors, and certain holders of our common stock immediately prior to this offering will be subject to lock-up agreements
with the underwriters that will restrict the sale of shares of our common stock held by them for                days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”
Additional Registration Statements
We have filed two registration statements under the Securities Act to register up to 13,879,353 shares of our common stock issued or reserved for issuance under our 2019 Plan and, in the future, may file additional registration statements with respect to shares available under these or any future equity incentive plans. These registration statements became effective upon filing and the shares covered by these registration statements are eligible for sale in the public market immediately, subject to any vesting restrictions, exercise requirements and limitations on exercise under the applicable equity incentive plan and award agreement, in certain cases to the lock-up agreements
described above and, with respect to affiliates, limitations under Rule 144.
We have filed a registration statement under the Securities Act to register up to 29,350,000 shares of our common stock issuable upon exercise of outstanding warrants. These shares of common stock represent 23,000,000 shares that may be issued upon the exercise of Public Warrants, 4,585,281 shares that may be issued upon the exercise of 4,585,281 Private Warrants and 1,764,719 shares that may be issued upon the exercise of 1,764,719 Debenture Holder Warrants. This registration statement was declared effective on April 7, 2020 and the shares covered by this registration statement are eligible for sale in the public market immediately after the exercise of any such warrants, in certain cases to the lock-up agreements
described above and, with respect to affiliates, limitations under Rule 144.
Registration Rights
We have entered into a registration rights agreement with certain affiliates of TCG, Revolution Growth, Pivotal and the other holders of Company securities listed in Schedule A thereto that provides TCG with certain demand registration rights and all holders party to the agreement with certain piggyback registration rights. We believe                outstanding shares of our common stock are entitled to the registration rights described below, including                shares held by affiliates of TCG. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets, as described in this section, subject in certain cases to the lock-up agreements
described above.
Registrable securities under the registration rights agreement include the following to the extent beneficially owned by any holder party to the agreement: (i) shares of common stock that were issued in connection with the consummation of the Business Combination, (ii) the shares of Class B common stock purchased by Pivotal in connection with the Company’s organization (which were converted upon consummation of the Business Combination into our single class of Common Stock on a one-for-one
basis), (iii) the Private Warrants and any common stock issuable upon the exercise thereof, (iv) any capital stock of ours issued or issuable with respect to the foregoing securities by way of certain corporate events and (v) any other shares of common stock later owned or acquired by a holder of any of the foregoing categories of registrable securities. Securities will cease to be registrable securities under the registration rights agreement when sold or distributed pursuant to a public offering, sold in compliance with Rule 144 or repurchased by us and, with our consent and that of TCG, any registrable securities that may be sold under Rule 144 will no longer be deemed to be registrable securities under the registration rights agreement upon notice from us to the holder(s) thereof.
TCG and its affiliates may make up to six demand registration requests and request that we file a shelf registration statement with respect to the registrable securities held thereby. However, we will not be obligated to effect more than four demand registrations in any calendar year or to effect a demand registration within 30 days of a prior demand registration or certain other registrations described in the registration rights agreement. All holders party to the registration rights agreement have piggyback registration rights with respect to any demand registration or any Company-initiated registration, subject to certain limitations as described in more detail in the registration rights agreement. However, we may withdraw any Company-initiated registration without the approval of any piggybacking holders. Holders representing a majority of the registrable securities included in any demand or piggyback registration, including an underwritten takedown from a demand shelf registration statement, will have the right to select the investment banker(s) and manager(s) to administer the offering.
In connection with any underwritten public offering, each holder party to the registration rights agreement has agreed with us to enter into a customary lock-up
agreement with the managing underwriter(s) with respect to all of such holder’s common stock for a period of 90 days. We also agreed in the registration rights agreement not to file or cause to be declared effective any registration statement during such
90-day
period without the consent of TCG and its affiliates and to use our reasonable best efforts to cause any other greater-than 5% holder and our officers and directors to agree to similar lock-up
restrictions during such
90-day
period, in each case subject to limited exceptions as set forth in the registration rights agreement.
We are obligated to pay all Company expenses incurred in connection with registrations under the registration rights agreement and the reasonable fees of one counsel chosen by TCG and, in certain limited circumstances, additional counsel for other participating holders. The holders will, however, bear their own selling expenses, including any underwriting discounts and commissions. The registration rights agreement does not provide for the payment of any consideration by us to any holders of registrable securities if a registration statement is not declared effective or if the effectiveness is not maintained.
The foregoing summary of the registration rights agreement is not complete and is subject to and qualified in its entirety by reference to the complete text of the registration rights agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S.
HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to
Non-U.S.
Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or
non-U.S.
tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “
Code
”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a
Non-U.S.
Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.
This discussion is limited to
Non-U.S.
Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a
Non-U.S.
Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to
Non-U.S.
Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR
NON-U.S.
TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a
Non-U.S.
Holder
For purposes of this discussion, a
“Non-U.S.
Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
If we make distributions of cash or property on our common stock (other than certain pro rata distributions of our stock), such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally constitute a return of capital and first be applied against and reduce a
Non-U.S.
Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, dividends paid to a
Non-U.S.
Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the
Non-U.S.
Holder furnishes a valid IRS Form
W-8BEN
or
W-8BEN-E
(or other applicable documentation) certifying qualification for the lower treaty rate). A
Non-U.S.
Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Non-U.S.
Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a
Non-U.S.
Holder are effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the
Non-U.S.
Holder maintains a permanent establishment in the United States to which such dividends are attributable), the
Non-U.S.
Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the
Non-U.S.
Holder generally must furnish to the applicable withholding agent a valid IRS Form
W-8ECI,
certifying that the dividends are effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net basis at the regular graduated rates. A
Non-U.S.
Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

Non-U.S.
Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A
Non-U.S.
Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the
Non-U.S.
Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the
Non-U.S.
Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A
Non-U.S.
Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the
Non-U.S.
Holder (even though the individual is not considered a resident of the United States), provided the
Non-U.S.
Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our
non-U.S.
real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a
Non-U.S.
Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such
Non-U.S.
Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the
Non-U.S.
Holder’s holding period.
Non-U.S.
Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the
Non-U.S.
Holder is a United States person and the
Non-U.S.
Holder either certifies its
non-U.S.
status, such as by furnishing a valid IRS Form
W-8BEN,
W-8BEN-E
or
W-8ECI,
or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the
Non-U.S.
Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such
Non-U.S.
Holder is a United States person, or the
Non-U.S.
Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a
non-U.S.
office of a
non-U.S.
broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the
Non-U.S.
Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a
Non-U.S.
Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “
FATCA
”) on certain types of payments made to
non-U.S.
financial institutions and certain other
non-U.S.
entities. Specifically, a 30% United States federal withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a
“non-financial
foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial
foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial
foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant
foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters
may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to                 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             . We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $             .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that for a period of                 days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc.
Our directors and executive officers, and certain stockholders will enter into lock-up agreements
with the underwriters pursuant to which each of these persons or entities, subject to certain exceptions, during the period beginning on the date set forth in the lock-up agreements
and ending at the close of business                  days after the date of this prospectus may not, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the security holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), collectively with the common stock, the Lock-Up Securities,
(ii) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities,
whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of
Lock-Up
Securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities,
or (iv) publicly disclose the intention to do any of the foregoing.
J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion and subject to certain provisions, may release the securities subject to any of the lock-up agreements
with the underwriters described above, in whole or in part at any time.
Subject to certain customary limitations, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply for listing of our common stock on                 under the symbol “                 .”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                 , in
the over-the-counter market
or otherwise.
There has been no public market for our common stock prior to this offering, although our common stock is currently quoted on the OTC Pink Open Market under the symbol “KLDI.” The public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	The information set forth in this prospectus and otherwise available to the representatives.

•	Our prospects and the history and prospects for the industry in which we compete.

•	An assessment of our management.

•	Our prospects for future earnings.

•	The general condition of the securities markets at the time of this offering.

•	The recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

•	Other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of our common stock will trade in the public market at or above the public offering price.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial
activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area, or each, a Relevant Member State, an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the share of common stock acquired by it in the offer have not been acquired on a non-discretionary basis
on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom
An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or FSMA, provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis
on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Additional notice to prospective investors in the United Kingdom
In the United Kingdom, this prospectus and any other material in relation to the shares of common stock are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the Shares are only available to, and any invitation, offer, or agreement to subscribe, purchase, or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published, or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National
Instrument 45-106 Prospectus
Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National
Instrument 31-103 Registration
Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National
Instrument 33-105 Underwriting
Conflicts, or
NI 33-105, the
underwriters are not required to comply with the disclosure requirements of
NI 33-105 regarding
underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or
resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter

289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice
SFA 04-N12: Notice
on the Sale of Investment Products and MAS Notice
FAA N-16: Notice
on Recommendations on Investment Products).

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP.    Certain legal matters in connection with the shares of common stock offered by this prospectus will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The consolidated financial statements of KLDiscovery Inc. at December 31, 2020 and 2019, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form
S-1,
including exhibits, of which this prospectus forms a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits thereto. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to or incorporated by reference into the registration statement for copies of the actual contract, agreement or other document. Our SEC filings, including the registration statement of which this prospectus forms a part and the exhibits thereto, are available to you for free on the SEC’s website at www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are and will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.kldiscovery.com where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in the foregoing sentence and elsewhere in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
KLDISCOVERY INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements as of and for the Three and Nine Months Ended September
 30, 2021 and 2020

Audited Consolidated Financial Statements as of and for the Years Ended December
 31, 2020 and 2019

KLDiscovery Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	September 30, 2021	December 31, 2020
	(unaudited)
Current assets
Cash and cash equivalents	$41,786	$51,201
Accounts receivable, net of allowance for doubtful accounts of $10,339 and $8,513, respectively	97,551	83,985
Prepaid expenses	12,084	7,175
Other current assets	950	709

Total current assets	152,371	143,070

Property and equipment
Computer software and hardware	75,288	72,211
Leasehold improvements	27,182	27,271
Furniture, fixtures and other equipment	3,059	3,365
Accumulated depreciation	(83,966)	(77,697)

Property and equipment, net	21,563	25,150
Intangible assets, net	71,558	109,733
Goodwill	396,479	399,085
Other assets	2,781	2,708

Total assets	$644,752	$679,746

Current liabilities
Current portion of long-term debt, net	$3,000	$10,948
Accounts payable and accrued expense	35,398	33,504
Current portion of contingent consideration	970	695
Deferred revenue	3,881	3,955

Total current liabilities	43,249	49,102
Long-term debt, net	499,183	472,600
Deferred tax liabilities	6,769	7,335
Other liabilities	10,839	8,488

Total liabilities	560,040	537,525

Commitments and contingencies
Stockholders’ equity
Common stock
$0.0001 par value, 200,000,000 shares authorized, 42,637,315 and 42,529,017 issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	4	4
Preferred Stock
$0.0001 par value, 1,000,000 shares authorized, zero issued and outstanding as of September 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	384,689	385,387
Accumulated deficit	(308,676)	(255,424)
Accumulated other comprehensive income	8,695	12,254

Total stockholders’ equity	84,712	142,221

Total liabilities and stockholders’ equity	$644,752	$679,746

See Notes to Condensed Consolidated Financial Statements.

KLDiscovery Inc.
Condensed Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Revenues	$81,122	$72,301	$238,222	$214,953
Cost of revenues	41,852	37,738	120,161	111,472

Gross profit	39,270	34,563	118,061	103,481

Operating expenses
General and administrative	14,353	14,281	46,366	42,534
Research and development	2,770	1,828	7,341	5,134
Sales and marketing	9,765	9,155	29,338	29,460
Impairment of intangible asset	22,529	—	22,529	—
Depreciation and amortization	7,512	9,234	22,636	27,135

Total operating expenses	56,929	34,498	128,210	104,263

Income (loss) from operations	(17,659)	65	(10,149)	(782)
Other (income) expenses
Other (income) expense	(15)	11	10	102
Change in fair value of Private Warrants	64	—	(1,651)	—
Interest expense	12,792	12,371	37,584	38,303
Loss on debt extinguishment	—	—	7,257	—

Loss before income taxes	(30,500)	(12,317)	(53,349)	(39,187)
Income tax (benefit) provision	(969)	390	(97)	964

Net loss	$(29,531)	$(12,707)	$(53,252)	$(40,151)

Other comprehensive income (loss), net of tax
Foreign currency translation	(1,812)	2,242	(3,559)	547

Total other comprehensive income (loss), net of tax	(1,812)	2,242	(3,559)	547

Comprehensive loss	$(31,343)	$(10,465)	$(56,811)	$(39,604)

Net loss per share - basic and diluted	$(0.69)	$(0.30)	$(1.25)	$(0.94)

Weighted average shares outstanding - basic and diluted	42,637,315	42,529,017	42,577,128	42,529,017

See Notes to Condensed Consolidated Financial Statements.

KLDiscovery Inc.
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
(in thousands, except for share amounts)

	Common Stock Issued		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance as of December 31, 2020	42,529,017	$4	$385,387	$(255,424)	$12,254	$142,221
Share-based compensation	—	—	1,003	—	—	1,003
Exercise of stock options	4,465	—	34	—	—	34
Stock issued in exchanges for vested units	16,666	—	—	—	—	—
Warrants (See Note 2)	—	—	(3,810)	—	—	(3,810)
Foreign exchange translation		—	—	—	(2,462)	(2,462)
Net loss	—	—	—	(14,856)	—	(14,856)

Balance as of March 31, 2021	42,550,148	$4	$382,614	$(270,280)	$9,792	$122,130
Share-based compensation	—	—	1,043	—	—	1,043
Exercise of stock options	211	—	4	—	—	4
Stock issued in exchanges for vested units	86,956	—	—	—	—	—
Foreign exchange translation	—	—	—	—	715	715
Net loss	—	—	—	(8,865)	—	(8,865)

Balance as of June 30, 2021	42,637,315	$4	$383,661	$(279,145)	$10,507	$115,027

Share-based compensation	—	—	1,028	—	—	1,028
Foreign exchange translation	—	—	—	—	(1,812)	(1,812)
Net loss	—	—	—	(29,531)	—	(29,531)

Balance as of September 30, 2021	42,637,315	$4	$384,689	$(308,676)	$8,695	$84,712

	Common Stock Issued		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance as of December 31, 2019	42,529,017	$4	$381,952	$(205,498)	$7,307	$183,765
Share-based compensation	—	—	825	—	—	825
Foreign exchange translation	—	—	—	—	(4,428)	(4,428)
Net loss	—	—	—	(12,526)	—	(12,526)

Balance as of March 31, 2020	42,529,017	$4	$382,777	$(218,024)	$2,879	$167,636
Share-based compensation	—	—	814	—	—	814
Foreign exchange translation	—	—	—	—	2,733	2,733
Net loss	—	—	—	(14,918)	—	(14,918)

Balance as of June 30, 2020	42,529,017	$4	$383,591	$(232,942)	$5,612	$156,265

Share-based compensation	—	—	913	—	—	913
Foreign exchange translation	—	—	—	—	2,242	2,242
Net loss	—	—	—	(12,707)	—	(12,707)

Balance as of September 30, 2020	42,529,017	$4	$384,504	$(245,649)	$7,854	$146,713

See Notes to Condensed Consolidated Financial Statements.

KLDiscovery Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Operating activities
Net loss	$(53,252)	$(40,151)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	29,400	36,063
Non-cash interest	14,240	14,360
Loss on extinguishment of debt	7,257	—
Stock-based compensation	2,998	2,552
Provision for losses on accounts receivable	2,640	3,059
Deferred income taxes	(567)	418
Change in fair value of contingent consideration	49	80
Change in fair value of Private Warrants	(1,651)	—
Impairment of intangible asset	22,529	—
Changes in operating assets and liabilities:
Accounts receivable	(16,477)	8,365
Prepaid expenses and other assets	(6,464)	(3,338)
Accounts payable and accrued expenses	(668)	4,734
Deferred revenue	(27)	(835)

Net cash provided by operating activities	7	25,307

Investing activities
Acquisitions, net of cash acquired	—	(3,124)
Purchases of property and equipment	(9,708)	(8,377)

Net cash used in investing activities	(9,708)	(11,501)

Financing activities
Issuance of common stock	38	—
Revolving credit facility - draws	—	29,000
Revolving credit facility - repayments	—	(29,000)
Payments for capital lease obligations	(846)	(688)
Debt acquisition costs	(2,031)	—
Proceeds long-term debt, net of original issue discount	294,000	—
Retirement of debt	(289,000)	—
Payments on long-term debt	(1,500)	(12,750)

Net cash provided by (used in) financing activities	661	(13,438)

Effect of foreign exchange rates	(375)	63
Net (decrease) increase in cash	(9,415)	431
Cash at beginning of period	51,201	43,407

Cash at end of period	$41,786	$43,838

Supplemental disclosure:
Cash paid for interest	$21,184	$24,857

Income tax refunds	$157	$311

Significant non-cash investing and financing activities
Purchases of property and equipment in accounts payable and accrued expenses on the consolidated balance sheets	$297	$21

See Notes to Condensed Consolidated Financial Statements.

KLDiscovery Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited)
For the three and nine months ended September 30, 2021 and 2020
Note 1 – Organization, business and summary of significant accounting policies
Organization
KLDiscovery Inc. (the “Company,” “we” or “us”) is a leading global provider of electronic discovery, information governance and data recovery technology solutions for corporations, law firms, government agencies and individual consumers. We provide technology solutions to help our clients solve complex data challenges. The Company’s headquarters are located in McLean, Virginia. The Company has 32 locations in 19 countries, as well as 9 data centers and 17 data recovery labs globally.
The Company was originally incorporated under the name Pivotal Acquisition Corp. (“Pivotal”) as a blank check company on August 2, 2018 under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, stock purchase, reorganization or similar business combination with one or more businesses or entities.
On December 19, 2019 (the “Closing Date”), Pivotal acquired the outstanding shares of LD Topco, Inc. via a reverse capitalization (the “Business Combination”) and was renamed KLDiscovery Inc.
Principles of consolidation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of KLDiscovery and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The accompanying consolidated financial statements should be read in conjunction with the financial and risk factor information included in our Annual Report Form on
10-K
for the fiscal year ended December 31, 2020, which we previously filed with the Securities and Exchange Commission (the “SEC”).
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Although actual results could differ from those estimates, management does not believe that such differences would be material.
Significant estimates include, but are not limited to, the allowance for doubtful accounts, determining the fair values of assets acquired and liabilities assumed, including the fair value of Private Warrants (as defined in Note 3), the recoverability and useful lives of property and equipment, intangible assets, and other long-lived assets, the evaluation of goodwill for impairment, the valuation and realization of deferred income taxes, the fair value of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), stock option awards, and acquisition-related contingent consideration.
Segments, concentration of credit risk and major customers
The Company operates in one business segment, providing technology solutions for corporations, law firms, government agencies and individual consumers.
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with a banking institution where the balances, at times, exceed federally insured limits. Management believes the risks associated with these deposits are limited.

With respect to accounts receivable, the Company performs ongoing evaluations of its customers, generally grants uncollateralized credit terms to its customers, and maintains an allowance for doubtful accounts based on historical experience and management’s expectations of future losses. As of and for the three and nine months ended September 30, 2021 and 2020, the Company did not have a single customer that represented more than five percent of its consolidated revenues or accounts receivable. The Company believes that the geographic and industry diversity of the Company’s customer base throughout the U.S. and internationally minimizes the risk of incurring material losses due to concentrations of credit risk.
Foreign currency
Results of operations for the Company’s
non-U.S.
subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive income” in the Company’s Condensed Consolidated Balance Sheets.
Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other (income) expense” in the Company’s Condensed Consolidated Statements of Comprehensive Loss. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.
Cash and cash equivalents
The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less when purchased to be cash equivalents.
Accounts receivable
Accounts receivable are recorded at original invoice amounts less an estimate for doubtful receivables based on a review of outstanding amounts monthly. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Accounts receivable are written off when deemed uncollectible by Company management during its monthly accounts receivable aging review. Recoveries of trade accounts receivable previously written off are recorded when received.
Computer software, property and equipment
Computer software, property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Computer software and hardware	3 to 5 years
Leasehold improvements	Shorter of lease term or useful life
Furniture, fixtures and other equipment	3 to 5 years
Gains or losses on disposals are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Costs for replacements and betterments are capitalized, while the costs of maintenance and repairs are expensed as incurred. Property under capital leases is depreciated using the straight-line method over the lease term.
Depreciation expense totaled $2.8 million and $4.3 million for the three months ended September 30, 2021 and 2020, respectively, and includes amortization of assets recorded under capital leases. Depreciation expense totaled $8.4 million and $12.8 million for the nine months ended September 30, 2021 and 2020, respectively.

Internal-use
software development costs
The Company capitalizes certain internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditure will result in additional functionality. Capitalized software costs are amortized over the estimated useful life of the underlying project on a straight-line basis. The Company’s estimated useful life of capitalized software costs varies between three and five years, depending on management’s expectation of the economic life of various software. Capitalized software amortization costs are recorded as a component of cost of revenue.
Capitalized software costs are reflected as part of “Intangible assets, net” in the Company’s Condensed Consolidated Balance Sheets and totaled $20.9 million and $18.5 million, net of accumulated amortization, as of September 30, 2021 and December 31, 2020, respectively.
Intangible assets and other long-lived assets
The Company evaluates the recoverability of its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the fair value of the asset compared to its carrying amount.
In Q3, we negotiated the termination of our use of our license for the Kroll Ontrack and Kroll Discovery tradenames and executed the final agreements in October 2021. This significant change was a triggering event which resulted in an evaluation of impairment of our Kroll Ontrack and Kroll Discovery tradenames capitalized as part of our 2016 Kroll Ontrack acquisition. As a result, the Company recognized an impairment loss of $22.5 million in the third quarter of 2021, which was included in Impairment of intangible assets in the Company’s Condensed Consolidated Statements of Comprehensive Loss.
Amortization expense totaled $7.1 million and $7.9 million for the three months ended September 30, 2021 and 2020, respectively; $2.3 million and $3.0 million of which was classified as part of the “Cost of revenues” line in the Company’s Condensed Consolidated Statements of Comprehensive Loss. Amortization expense totaled $21.0 million and $23.2 million for the nine months ended September 30, 2021 and 2020, respectively; $6.8 million and $8.9 million of which was classified as part of the “Cost of revenues” line in the Company’s Condensed Consolidated Statements of Comprehensive Loss.
Goodwill
Goodwill represents the excess of the total consideration paid over identified intangible and tangible assets of the Company and its acquisitions. The Company tests its goodwill for impairment at the reporting unit level annually on October 1, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. As of the October 1, 2020 testing date, the Company determined there is one reporting unit.
The Company considered the
COVID-19
pandemic as an indicator of impairment of the value of goodwill and intangible assets and performed a qualitative assessment in the third quarter of 2021. Management considered factors related to the
COVID-19
pandemic such as impact to stock price, impacts to competitors due to the
COVID-19
pandemic, changes in demand for the Company’s services, and updates to Company forecasts, among other factors. Management concluded that there was no impairment of goodwill and intangible assets during the nine months ended September 30, 2021.

Debt issuance costs
Debt issuance costs are stated at cost, net of accumulated amortization, and are amortized over the term of the debt using both the straight-line and the effective yield methods. U.S. GAAP requires that the effective yield method be used to amortize debt acquisition costs; however, if the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method, the straight-line method may be used. The amortization for funded term debt is calculated according to the effective yield method and revolving and unfunded term debt is calculated according to the straight-line method. Debt issuance costs related to funded term debt are presented in the Condensed Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums.
Revenue recognition
Revenues are recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. Performance obligations in the Company’s contracts represent distinct or separate service streams that are provided to its customers.
The Company evaluates its revenue contracts with customers based on the five-step model under Accounting Standard Codification (“ASC”) 606, Revenue Recognition: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.
We provide Legal Technology services to our clients through several technology solutions including Nebula Ecosystem (“Nebula”) our internally developed end-to-end
fully integrated proprietary solution. We also provide Data Recovery solutions.
The following table summarizes revenue from contracts with customers for the three and nine months ended September 30, 2021 (in thousands):

	2021 Q3 (unaudited)			2020 Q3 (unaudited)
	Consolidated	Technology Solutions	Nebula	Consolidated	Technology Solutions	Nebula
Legal technology	$70,323	$63,261	$7,062	$62,036	$57,769	$4,267
Data recovery	10,799	10,799	—	10,265	10,265	—

Total revenue	$81,122	$74,060	$7,062	$72,301	$68,034	$4,267

	2021 September YTD (unaudited)			2020 September YTD (unaudited)
	Consolidated	Technology Solutions	Nebula	Consolidated	Technology Solutions	Nebula
Legal technology	$204,760	$185,454	$19,306	$183,903	$170,240	$13,663
Data recovery	33,462	33,462	—	31,050	31,050	—

Total revenue	$238,222	$218,916	$19,306	$214,953	$201,290	$13,663

Performance Obligations and Timing of Revenue Recognition
The Company primarily sells solutions that fall into the categories discussed below. Each category contains one or more performance obligations that are either (1) capable of being distinct (i.e., the customer can benefit from the product or service on its own or together with readily available resources, including those purchased separately from us) and distinct within the context of the contract (i.e., separately identified from other promises in the contract) or (2) a series of distinct products or services that are substantially the same and have the same pattern of transfer to the customer.

(1)
Legal Technology, including Nebula and our expansive suite of technology solutions, such as our end-to-end
eDiscovery technology solutions, managed review solutions, collections, processing, analytics, hosting, production and professional services, and

(2)	Data recovery solutions, which provides data restoration, data erasure and data management services.
The Company generates the majority of its revenues by providing Legal Technology solutions to our clients. Most of the Company’s eDiscovery contracts are time and materials types of arrangements.
Time and materials arrangements are based on units of data stored or processed. Unit-based revenues are recognized as services are provided, based on either the amount of data stored or processed, the number of concurrent users accessing the information or the number of pages or images processed for a client, at agreed upon per unit rates. The Company recognizes revenues for these arrangements utilizing a right-to-invoice
practical expedient because it has a contractual right to consideration for services completed to date.
Certain of the Company’s eDiscovery contracts are subscription-based, fixed fee arrangements, which have tiered pricing based on the quantity of data hosted. For a fixed monthly fee, the Company’s clients receive a variety of optional eDiscovery solutions, which are included in addition to the data hosting. The Company recognizes revenues for these arrangements based on predetermined monthly fees as determined in its contractual agreements, utilizing a right-to-invoice
practical expedient because the Company has a contractual right to consideration for services completed to date.
Other eDiscovery agreements are time and material arrangements that require the client to pay us based on the number of hours worked at contractually agreed-upon rates. The Company recognizes revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice
practical expedient because it has a contractual right to consideration for services completed to date.
Data recovery engagements are mainly fixed fee arrangements requiring the client to pay a pre-established
fee in exchange for the successful completion of such engagement on a predetermined device. For the recovery performed by the Company’s technicians, the revenue is recognized at a point in time, when the recovered data is sent to the customer.
Data erasure engagements are also fixed fee arrangements for which revenue is recognized at a point in time when the certificate of erasure is sent to the customer.
The Company offers term license subscriptions to Ontrack PowerControls software to customers with on-premises
installations of the software pursuant to contracts that are historically one to four years in length. The term license subscriptions include maintenance and support, as well as access to future software upgrades and patches. The license and the additional support services are deemed to be one performance obligation, and thus revenue for these arrangements is recognized ratably over the term of the agreement.
Net loss per common share
Basic net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents, including stock options and restricted stock units. Common Stock and common stock equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and release of restricted shares, except when the effect of their inclusion would be antidilutive.
Note 2 – Correction of an immaterial error
On April 12, 2021, the SEC Staff issued a “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (“SPACs”) (the “SEC Staff Statement”). The Company evaluated the SEC Staff Statement and determined that its Private Warrants (as defined in Note 3), which had historically been accounted for as a component of equity, should be reclassified and recorded as a liability at fair value during each reporting period, with changes in fair value recorded in the Statements of Comprehensive Loss.
In accordance with Financial Accounting Standards Board ASC 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of the errors from quantitative and qualitative perspectives and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Because these errors were not material to any prior period interim or annual financial statements, no amendments to previously filed interim or annual periodic reports are required. The Company recognized the cumulative effect of the error on prior periods by recording during the three months ended and as of, March 31, 2021, (i) $2.0 million of income in the Statements of Comprehensive Loss to reflect the cumulative decrease in the fair value of the Private Warrants liabilities, (ii) a warrant liability of $1.8 million in the Balance Sheet and (iii) a decrease in additional paid-in
capital of $3.8 million in the Balance Sheet.
Note 3 – Fair value measurements
The Company accounts for recurring and
non-recurring
fair value measurements in accordance with ASC 820,
Fair Value Measurements
(“ASC 820”). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value, and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:
Level 1 – Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.
Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.
Level 3 – Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity – e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.
The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires significant judgments to be made by the Company.
The Company believes that the fair values of its current assets and current liabilities (cash, accounts receivable, accounts payable, and other current liabilities) approximate their reported carrying amounts.
The Company estimates the fair value of contingent purchase consideration based on the present value of the consideration expected to be paid during the remainder of the earn-out
period, based on management’s assessment of the acquired operations’ forecasted earnings. This fair value measure is based on significant inputs not observed in the market and thus represents a Level 3 measurement. The fair value of future expected acquisition-related contingent purchase consideration obligations was $1.0 million and $0.9 million at September 30, 2021 and December 31, 2020, respectively.
The significant unobservable inputs used in the fair value measurements of the Company’s contingent purchase consideration include its measures of the future profitability and related cash flows of the acquired business or assets, impacted by appropriate discount rates. Significant increases (decreases) in any of these individual inputs would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumptions used for the discount rates is indirectly proportional to the fair value of contingent purchase consideration and a change in the assumptions used for the future cash flows is directly proportional to the fair value of contingent purchase consideration. The Company, using additional information as it becomes available, reassesses the fair value of the contingent purchase consideration on a quarterly basis.
The Company has determined that the 6,350,000 warrants to purchase Common Stock (the “Private Warrants”) issued in connection with the consummation of the Business Combination in December 2019 should be accounted for as liabilities in accordance with ASC
815-40,
Derivatives and Hedging — Contracts in Entity’s Own Equity
. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of private warrants in the Condensed Consolidated Statement of Comprehensive Loss. The fair value of the Private Warrants was $2.2 million as of September 30, 2021.
To estimate the fair value of the Private Warrants as of December 31, 2020 and September 30, 2021, the Company used a Black Scholes closed form model, which is a Level 3 fair value measurement. Significant inputs used in the Black Scholes model for the Private Warrants were as follows:

December 31, 2020 & September 30, 2021
Expected volatility	16.00%
Expected term (in years)	3.97
Risk free interest rate	1.74%
Dividend yield	0.00%
Exercise Price	$11.50
Fair value of Common Stock	$8.05
The Company’s use of a Black Scholes model required the use of the following inputs, including assumptions:

•
Expected volatility – as of the valuation date, the Public Warrants (as defined in Note 7) and the Common Stock were traded and their market prices were used to infer the expected annual volatility of the Common Stock. The expected volatility is used to value the Private Warrants.

•
Expected term – the expected term is based on the exercise period, which began 30 days after the consummation of the Business Combination in December 2019 and ends on December 19, 2024 (which is five years after the completion of the Business Combination).

•	Risk-free interest rate – the risk-free interest rate is based on the U.S. Treasury Bill yields for the period commensurate with the time to exercise the Private Warrants.

•	Dividend yield – the Company does not pay dividends and has no plans to do so. As a result, the expected dividend yield is zero.

•	Exercise price – the exercise price is contractually set at $11.50.

•	Fair value of stock – the stock price is the quoted market price as of the valuation date.
The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the periods ended September 30, 2021 and December 31, 2020 (in thousands):

Balance at December 31, 2019	$822
Change in fair value of contingent consideration	98

Balance at December 31, 2020	920
Private warrants	3,810
Change in fair value of Private Warrants	(1,651)
Change in fair value of contingent consideration	49

Balance at September 30, 2021	$3,128

Management estimates that the carrying amount of the Company’s long-term debt approximates its fair value because the interest rates on these instruments are subject to changes in market interest rates or are consistent with prevailing interest rates.

Note 4 – Leasing arrangements
The Company leases office space and certain equipment under operating and capital lease agreements, expiring in various years through 2028. Certain leases contain annual rent escalation clauses.
Rent expense totaled $2.7 million and $3.4 million for the three months ended September 30, 2021 and 2020, respectively. Rent expense totaled $8.5 million and $11.0 million for the nine months ended September 30, 2021 and 2020, respectively.
For periods subsequent to September 30, 2021, future minimum payments for all operating and capital lease obligations that have initial non-cancelable
lease terms exceeding one year, net of rental income from subleases are as follows (in thousands):

September 30,	Capital Leases	Operating Leases
2021 (3 months)	$1,193	$2,235
2022	1,582	8,817
2023	813	8,251
2024	—	7,133
2025	—	3,798
Thereafter	—	2,552

Total	$3,588	$32,786

Less interest on lease obligations	(258)

	3,330
Less current portion	(2,590)

Non-current portion	$740

Note 5 – Long term debt
The table below summarizes the components of the Company’s long-term debt (in thousands):

	September 30, 2021	December 31, 2020
First lien facility due 2022	$—	$289,000
Convertible debenture notes due 2024	221,115	214,541
2021 Credit Agreement due 2026	298,500	—

Total debt	519,615	503,541
Less: unamortized original issue discount	(15,600)	(16,126)
Less: unamortized debt issuance costs	(1,832)	(3,867)

Total debt, net	502,183	483,548

Current portion of debt	3,000	17,000
Less: current portion of unamortized original issue discount	—	(4,312)
Less: current portion of unamortized debt issuance costs	—	(1,740)

Total current portion of debt, net	3,000	10,948

Total long-term debt, net	$499,183	$472,600

2021 Credit Agreement
On February 8, 2021, certain subsidiaries of the Company (the “Loan Parties”) entered into a new secured credit agreement (the “2021 Credit Agreement”). Proceeds were used to pay in full all outstanding loans and terminate all lending commitments under the 2016 Credit Agreement (as defined below).
The 2021 Credit Agreement provides for (i) initial term loans in an aggregate principal amount of $300 million (the “Initial Term Loans”), (ii) delayed draw term loans in an aggregate principal amount of $50 million (the “Delayed Draw Term Loans”), and (iii) revolving credit loans in an aggregate principal amount of $40 million, with a letter of credit sublimit of $10 million (the “Revolving Credit Loans”). The Delayed Draw Term Loans are available to the Loan Parties at any time prior to February 8, 2023, subject to certain conditions.
The Initial Term Loans and Delayed Draw Term Loans bear interest, at the Loan Parties’ option, at the rate of (x) with respect to Eurocurrency Rate Loans (as defined in the 2021 Credit Agreement), the Adjusted Eurocurrency Rate (as defined in the 2021 Credit Agreement) with a 1.0% floor, plus 6.50% per annum, or (y) with respect to Base Rate Loans (as defined in the 2021 Credit Agreement), the Base Rate (as defined in the 2021 Credit Agreement) plus 5.50% per annum. The Revolving Credit Loans bear interest, at our option, at the rate of (x) with respect to Eurocurrency Rate Loans, the Adjusted Eurocurrency Rate plus 4.00% per annum, or (y) with respect to Base Rate Loans, the Base Rate plus 3.00% per annum. The Initial Term Loans and Delayed Draw Term Loans amortize at a rate of 1.00% of the aggregate principal amount of Initial Term Loans and Delayed Draw Term Loans outstanding, payable in consecutive quarterly installments of $0.8 million, beginning on June 30, 2021.
The Initial Term Loans, Delayed Draw Term Loans and Revolving Credit Loans are each scheduled to mature on the earlier of February 16, 2026 or six months prior to maturity of our Debentures (as defined below) due in December 2024. The Initial Term Loans and Delayed Draw Term Loans may be voluntarily repaid at any time but may be subject to a prepayment premium. The Initial Term Loans and Delayed Draw Term Loans are required to be repaid under certain circumstances, including with Excess Cash Flow (as defined in the 2021 Credit Agreement), the proceeds of an Asset Sale or Casualty Event (each as defined in the 2021 Credit Agreement) and the proceeds of certain refinancing indebtedness.
The obligations under the 2021 Credit Agreement are secured by substantially all of the Loan Parties’ assets. The 2021 Credit Agreement contains customary affirmative and negative covenants as well as a financial maintenance covenant that requires the Loan Parties to maintain a First Lien Net Leverage Ratio (as defined in the 2021 Credit Agreement) of less than or equal to 7.00 to 1.00, tested at the end of each fiscal quarter. The Company was in compliance with all Credit Agreement covenants as of September 30, 2021.
Revolving Credit Loans
The 2021 Credit Agreement also provides for an unfunded revolver commitment for borrowing up to $40.0 million (the “Revolving Credit Loans”). As of September 30, 2021, there was $39.4 million available capacity for borrowing under the revolving loan commitment due to the $0.6 million of letters of credit outstanding (See Note 9 – Commitments and contingencies).
2016 Credit Agreement and Revolving Credit Facility
On December 9, 2016, certain subsidiaries of the Company entered into a credit agreement (the “2016 Credit Agreement”) with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (“First Lien Facility”) and $125.0 million (“Second Lien Facility”) were to mature on December 9, 2022 and December 9, 2023, respectively. The 2016 Credit Agreement also provided for an unfunded revolver commitment for borrowing up to $30.0 million, maturing on June 9, 2022 (the “Revolving

Credit Facility”). The First Lien Facility and the Revolving Credit Facility were repaid and retired on February 8, 2021 and the Second Lien Facility was repaid on December 19, 2019. The Company incurred a loss on debt extinguishment during 2021 of $7.3 million in connection with the retirement of the 2016 Credit Agreement and Revolving Credit Facility.
Convertible Debentures
On December 19, 2019, the Company issued 8% convertible debentures (“Debentures”) due 2024 in an aggregate principal amount of $200 million. At September 30, 2021 and December 31, 2020, the balance due under the Convertible Debentures was $221.1 million and $214.5 million, respectively.
The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased, and bear interest at an annual rate of 4.00% in cash, payable quarterly, and 4.00% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, the Company will increase the principal amount of the Debentures by an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding (subject to reduction for any principal amount repaid). The additional payment will accrue from the last payment date for the additional payment (or the Closing Date if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption.
At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at the Company’s option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.
Subject to approval of our stockholders to allow for the full conversion of the Debentures into Common Stock, the Debentures are convertible into shares of the Common Stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event the Company elects to redeem any Debentures, the holders have a right to purchase Common Stock from the Company in an amount equal to the amount redeemed at the conversion price.
The Debentures contain covenants that limit the Company’s ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate the Company’s subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment,
failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately. As of September 30, 2021, the Company was in compliance with all covenants.
N
ote 6 – Equity incentive plan
On December 19, 2019, the Company adopted the 2019 Incentive Award Plan (the “2019 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified
stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of Common Stock. Pursuant to the 2019 Plan, the number of shares of Common Stock available for issuance under the 2019 Plan automatically increases on each January 1 (commencing with January 1, 2021) until and including January 1, 2029, by an amount equal to the lesser of: (a) 5% of the shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by our Board of Directors (the “Board”). The Compensation Committee of the Board did not increase the share reserve under the 2019 Plan in 2020. As of September 30, 2021, 9,626,451 shares of Common Stock were reserved under the 2019 Plan, of which 1,903,955 shares of Common Stock remained available for issuance.

Stock option activity
The following table summarizes the Company’s stock option activity under the 2019 Plan:

Description	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Options Outstanding, December 31, 2020	4,260,753	$8.46	9.0	$54
Granted	1,277,771	8.03
Exercised	(4,676)	8.00
Forfeited	(350,928)	8.27
Expired	(56,517)	8.12

Options Outstanding, September 30, 2021	5,126,403	$8.37	8.6	$5

Options Vested and Exercisable, September 30, 2021	1,352,295	$8.46	8.3	$—

Options Vested and Expected to Vest, September 30, 2021	5,126,403	$8.37	8.6	$5

(1)	Aggregate intrinsic value represents the difference between the estimated fair value of the underlying Common Stock and the exercise price of outstanding in-the-money options.
The following table summarizes additional information on stock option grants and vesting (in thousands):

	2019 Plan
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Total fair value of stock options granted	$2,293	$9,241
Total fair value of options vested	369	—
Time-based vesting stock options
Time-based vesting stock options generally vest over a three-year period, are subject to graded vesting schedules, and expire 10 years from the date of grant or within 90 days of termination of employment or service. The weighted-average fair value per share of time-based vesting stock options granted by us was $1.79, and $2.19, during the nine months ended September 30, 2021 and 2020, respectively.
For the three months ended September 30, 2021, and 2020 the Company recognized $1.0 million and $0.9 million of stock-based compensation expense, respectively, in connection with time-based vesting stock options. For the nine months ended September 30, 2021 and 2020, the Company recognized $3.0 million and $2.5 million of stock-based compensation expense, respectively, in connection with time-based stock options. As of September 30, 2021, there was $5.1 million of unrecognized stock-based compensation expense related to unvested time-based vesting stock options that is expected to be recognized over a weighted-average period of 1.61 years.

Stock Option Valuation
The Company used valuation models to value both time and performance-based vesting stock options granted during the nine months ended September 30, 2021 and 2020. The following table summarizes the assumptions used in the valuation models to determine the fair value of stock options granted to employees and non-employee
directors:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Expected volatility	44.06% - 44.61%	37.63% - 41.24%
Expected term (in years)	6.0	6.0
Dividend yield	0.00%	0.00%
Risk-free interest rate	0.70% - 1.00%	1.43% - 0.30%
A discussion of management’s methodology for developing each of the assumptions used in the valuation model follows:

•
Expected volatility
– Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses an estimated volatility based on the historical and implied volatilities of share prices of comparable companies.

•
Expected term
– This is the period that the options granted are expected to remain unexercised. For options granted during the three and nine months ended September 30, 2021 and 2020, the Company derived the expected life of the option based on the average midpoint between vesting and the contractual term as there is little exercise history.

•	Dividend yield – The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

•	Risk-free interest rate – This is the U.S. Treasury rate for securities with similar terms that most closely resemble the expected life of the option.
Stock-based award activity
During the nine months ended September 30, 2021 the Company granted 90,324 restricted stock units (“RSUs”) to certain non-employee
directors. Each
non-employee
director receives an initial RSU grant on the date of their election or appointment to the Board and a subsequent annual RSU grant during their continued service as a non-employee
director, subject to three and
one-year
vesting periods, respectively. Accordingly, the Company recognizes the grant-date fair value of the stock awards, ratably over the vesting period. During each of the three months ended September 30, 2021 and 2020, the Company recognized $0.2 million as stock-based compensation expense related to these grants, respectively. During the nine months ended September 30, 2021 and 2020, the Company recognized $0.5 million and $0.2 million as stock-based compensation expense related to these grants, respectively.
Stock-based compensation expense
Stock-based compensation expense is included in the Company’s Condensed Consolidated Statements of Comprehensive Loss within the following line items (in thousands):

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Cost of revenues	$340	$339	$1,030	$1,020
General and administrative	394	350	1,200	841
Research and development	73	65	209	205
Sales and marketing	195	159	559	486

Total	$1,002	$913	$2,998	$2,552

Performance –based restricted stock units
The Company granted RSUs to certain employees and
non-employee
directors which are subject to certain vesting criteria. The RSUs granted to employees become eligible to begin vesting upon a liquidity event (as defined in the award agreements governing the RSUs). The amount and timing of the vesting of the RSUs depends on the type and timing of the liquidity event as it relates to the Closing Date. Generally, a portion of the RSUs will first vest upon the occurrence of the liquidity event and the remainder will vest in up to three annual installments thereafter, provided that if the liquidity event occurs after the third anniversary of the Closing Date, all RSUs will vest immediately upon the liquidity event. The vesting of the RSUs held by a grantee is generally subject to his or her continued employment with the Company.
RSU activity
The following table summarizes the Company’s RSU activity:

Description	RSUs Outstanding
Balance at December 31, 2020	1,290,432
Granted	434,538
Vested	(103,622)
Forfeited	(97,835)
Expired	—

Balance at September 30, 2021	1,523,513

The Company determined the achievement of the liquidity event was not probable and therefore no expense related to these awards was recorded during the three and nine months ended September 30, 2021 and 2020.
Note 7 – Equity
The Company is authorized to issue up to 200,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.0001 par value per share. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. The holders of the Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the Board may from time to time determine. In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed ratably among the holders of the then outstanding Common Stock.
Warrants
On the Closing Date, in connection with the consummation of the Business Combination, the Company assumed (i) 23,000,000 warrants (the “Public Warrants”) to purchase shares of Common Stock and (ii) 6,350,000 Private Warrants (together with the Public Warrants, the “Warrants”). The Public Warrants qualify for equity accounting as these warrants do not fall within the scope of ASC Topic 480,
Distinguishing Liabilities from Equity
. The Public Warrants were measured at fair value at the time of issuance and classified as equity. As disclosed in Note 2, the Company has determined that the Private Warrants fall within the scope of ASC Topic 480,
Distinguishing Liabilities from Equity,
and therefore these warrants are classified as liabilities and measured at fair value at each reporting period.
Each Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share. Private Warrants held by the initial purchaser of the Private Warrant or certain permitted transferees may be exercised on a cashless basis. The Warrants will expire on December 19, 2024 or earlier upon redemption or liquidation.
If the reported last sale price of Common Stock equals or exceeds $18.00 per share for any 20 trading days within a
30-trading
day period ending three business days before the Company sends the notice of redemption to the Warrant holders, the Company may redeem all the Public Warrants at a price of $0.01 per Warrant upon not less than 30 days’ prior written notice.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The Warrants will not be adjusted for the issuance of Common Stock at a price below the exercise price. The Company will not be required to net cash settle the Warrants.
The Private Warrants are exercisable on a cashless basis and are non-redeemable
so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Shares Subject to Forfeiture
On the Closing Date, in connection with the consummation of the Business Combination, 550,000 shares of Common Stock held by Pivotal Acquisition Holdings LLC were subjected to an additional lockup that will be released only if the last reported sale price of the Common Stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the Closing Date. If the last reported sale price of Common Stock does not equal or exceed $15.00 within five years from the Closing Date, such shares of Common Stock will be forfeited to the Company for no consideration. These shares are reported as outstanding in the Company’s financial statements.
Note 8 – Income taxes
A valuation allowance has been established against the Company’s net U.S. federal and state deferred tax assets, including net operating loss (“NOL”) carryforwards. As a result, the Company’s income tax position is primarily related to foreign tax activity and U.S. deferred taxes for tax deductible goodwill and other indefinite-lived liabilities. During the three months ended September 30, 2021 and 2020, the Company recorded an income tax benefit of $1.0 million and a provision of $0.4 million, respectively, resulting in an effective tax rate of 3.3% and (3.3)%, respectively. During the nine months ended September 30, 2021 and 2020, the Company recorded an income tax benefit of $0.1 million and a provision of $1.0 million, respectively, resulting in an effective tax rate of 0.2% and (2.6)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, state taxes and the valuation allowance against our domestic deferred tax assets.
Note 9 – Commitments and contingencies
The Company is involved in various legal proceedings, which arise occasionally in the normal course of business. While the ultimate results of such matters generally cannot be predicted with certainty, management does not expect such matters to have a material effect on the Company’s financial position and results of operations as of September 30, 2021.
The Company has two letters of credit totaling $0.6 million as of September 30, 2021 as additional security for lease guarantees related to leased properties.
Risks and Uncertainties
Impacts of the
COVID-19
pandemic on the Company’s Business
The future impacts of the ongoing
COVID-19
pandemic on the Company’s business are currently not estimable or determinable. In late 2020,
COVID-19
vaccinations became available, and the vaccines were reported to be very effective against the original strain of the
COVID-19
virus. As a result, government-imposed
COVID-19

restrictions eased in the first half of 2021, but the emergence of the new Delta variant of the virus has led to reinstatement of some restrictions as infection rates rise. The effectiveness of the vaccines against variants of the virus, including the Delta variant, is unclear. The Company has modified employee travel and work locations, and cancelled certain events, among other actions taken in response to the pandemic. During 2020, the Company implemented a salary exchange program pursuant to which certain employees took a temporary reduction in salary through December 31, 2020 ranging from 2% to 20% in exchange for receiving 417,673 stock options and 211,207 RSUs. In December 2020, the Company extended the salary exchange program for the Company’s named executive officers and for the position of Vice-President and higher but did not issue any additional stock options or RSUs in connection with the salary exchange program. As of June 2021, the Company ended the salary exchange program. The Company will continue to actively monitor the situation and may reinstate certain of the measures described above or take further actions that alter its business operations, including actions as required by federal, state or local authorities or that it determines are in the best interests of its employees, customers, partners, suppliers and stockholders. Due to the evolving situation and the uncertainties as to the scope and duration of the
COVID-19
pandemic, our business may be impacted in ways that we cannot predict.
On March 27, 2020, the President signed into U.S. federal law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), to provide emergency assistance and health care for individuals, families, and businesses affected by the
COVID-19
pandemic and generally support the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility was increased from 30% to 50% of taxable income. As permitted under the CARES Act, the Company deferred payroll taxes due in 2020 to 2021 and 2022. The Company continues to analyze other aspects of the CARES Act as well as similar tax legislation in other countries it operates in but does not believe this legislation will have a meaningful impact on its results.
Note 10 – Related parties
As of September 30, 2021, $110.6 million, including
paid-in
kind interest, of the Company’s Debentures, are held by affiliates of MGG Investment Group, an affiliate of a director of the Company. For the three months ended September 30, 2021 and 2020, the Company recognized $6.4 million and $3.1 million in interest expense, respectively and for the nine months ended September 30, 2021 and 2020, the Company recognized $9.6 million and $9.0 million in interest expense, respectively, related to Debentures owned by the MGG Investment Group.
Note 11 – Subsequent events
The Company has evaluated subsequent events since November 12, 2021, the date on which these financial statements were issued. Based upon this evaluation, it was determined that no
subsequent events occurred that require recognition or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of KLDiscovery Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of KLDiscovery Inc. (the Company) as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
Tysons, Virginia
March 18, 2021

KLDiscovery Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	$51,201	$43,407
Accounts receivable, net of allowance for doubtful accounts of $8,513 and $7,486, respectively	83,985	96,994
Prepaid expenses	7,175	7,296
Other current assets	709	556

Total current assets	143,070	148,253

Property and equipment
Computer software and hardware	72,211	72,228
Leasehold improvements	27,271	26,963
Furniture, fixtures and other equipment	3,365	3,794
Accumulated depreciation	(77,697)	(64,682)

Property and equipment, net	25,150	38,303
Intangible assets, net	109,733	130,568
Goodwill	399,085	395,171
Other assets	2,708	2,617

Total assets	$679,746	$714,912

Current liabilities
Current portion of long-term debt, net	$10,948	$11,689
Accounts payable and accrued expense	33,504	31,270
Current portion of contingent consideration	695	340
Deferred revenue	3,955	4,851

Total current liabilities	49,102	48,150
Long-term debt, net	472,600	468,932
Deferred tax liabilities	7,335	6,294
Other liabilities	8,488	7,771

Total liabilities	537,525	531,147

Commitments and contingencies
Stockholders’ equity
Common stock
$0.0001 par value, shares authorized – 200,000,000 shares authorized as of December 31, 2020 and December 31, 2019; 42,529,017 shares issued and outstanding as of December 31, 2020 and December 31, 2019	4	4
Preferred Stock
$0.0001 par value, 1,000,000 shares authorized, zero issued and outstanding as of December 31, 2020 and December 31, 2019	—	—
Additional paid-in capital	385,387	381,952
Accumulated deficit	(255,424)	(205,498)
Accumulated other comprehensive income	12,254	7,307

Total stockholders’ equity	142,221	183,765

Total liabilities and stockholders’ equity	$679,746	$714,912

The accompanying notes are an integral part of these consolidated financial statements.

KLDiscovery Inc.
Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share amounts)

(in thousands)	Year ended December 31, 2020	Year ended December 31, 2019
Revenues	$289,545	$312,054
Cost of revenues	147,732	160,845

Gross profit	141,813	151,209

Operating expenses
General and administrative	58,509	55,005
Research and development	7,167	5,945
Sales and marketing	38,395	48,517
Depreciation and amortization	35,955	39,149

Total operating expenses	140,026	148,616

Income from operations	1,787	2,593
Other expenses
Other expense	118	308
Loss on extinguishment of debt	—	7,203
Interest expense	50,659	48,377

Loss before income taxes	(48,990)	(53,295)
Income tax provision	936	719

Net loss	$(49,926)	$(54,014)

Other comprehensive income, net of tax
Foreign currency translation	4,947	311

Total other comprehensive income, net of tax	4,947	311

Comprehensive loss	$(44,979)	$(53,703)

Net loss per share – basic and diluted	$(1.17)	$(1.27)

Weighted average shares outstanding – basic and diluted	42,529,017	42,425,295

The accompanying notes are an integral part of these consolidated financial statements.

KLDiscovery Inc.
Consolidated Statements of Stockholders’ Equity
(in thousands, except for share amounts)

	Common Stock Issued
	Shares	Amount	Additional paid-in capital	Treasury Stock	Accumulated deficit	Accumulated other comprehensive income	Total
Balance as of December 31, 2018	42,288,870	$4	$372,316	$(2,406)	$(147,954)	$6,996	$228,956
Issuance of common stock	172,350	—	1,655	—	—	—	1,655
Recapitalization transaction	—	—	8,122	—	(3,530)	—	4,592
Retirement of treasury stock	—	—	(2,406)	2,406	—	—	—
Share-based compensation	67,797	—	2,265	—	—	—	2,265
Foreign exchange translation	—	—	—	—	—	311	311
Net loss	—	—	—	—	(54,014)	—	(54,014)

Balance as of December 31, 2019	42,529,017	$4	$381,952	$—	$(205,498)	$7,307	$183,765

Share-based compensation	—	—	3,435	—	—	—	3,435
Foreign exchange translation	—	—	—	—	—	4,947	4,947
Net loss	—	—	—	—	(49,926)	—	(49,926)

Balance as of December 31, 2020	42,529,017	$4	$385,387	$—	$(255,424)	$12,254	$142,221

The accompanying notes are an integral part of these consolidated financial statements.

KLDiscovery Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31, 2020	Year ended December 31, 2019
Operating activities
Net loss	$(49,926)	$(54,014)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	47,762	50,407
Non-cash interest	19,450	5,320
Loss on extinguishment of debt	—	7,203
Stock-based compensation	3,435	2,265
Provision for losses on accounts receivable	4,088	3,104
Deferred income taxes	1,041	219
Change in fair value of contingent consideration	98	48
Changes in operating assets and liabilities:
Accounts receivable	10,050	(16,712)
Prepaid expenses and other assets	87	2,404
Accounts payable and accrued expenses	4,675	(8,937)
Deferred revenue	(984)	396

Net cash provided by (used in) operating activities	39,776	(8,297)

Investing activities
Acquisitions, net of cash	(3,124)	(1,950)
Purchases of property and equipment	(10,935)	(13,268)

Net cash used in investing activities	(14,059)	(15,218)

Financing activities
Recapitalization transaction	—	186,503
Revolving credit facility draws	29,000	54,500
Revolving credit facility repayments	(29,000)	(54,500)
Payments for capital lease obligations	(1,595)	(1,427)
Payments on long-term debt	(17,000)	(142,000)
Issuance of common stock	—	414

Net cash (used in) provided by financing activities	(18,595)	43,490

Effect of foreign exchange rates	672	(7)
Net increase in cash	7,794	19,968
Cash at beginning of period	43,407	23,439

Cash at end of period	$51,201	$43,407

Supplemental disclosure:
Cash paid for interest	$32,196	$42,693

Income taxes paid, net of refunds	$(195)	$470

Significant noncash investing and financing activities
Assumption of Pivotal Debentures	$—	$200,000

Equity issued for acquisitions	$—	$1,241

Purchases of property and equipment in accounts payable and accrued expenses on the consolidated balance sheets	$394	$129

The accompanying notes are an integral part of these consolidated financial statements.

KLDiscovery Inc.
Notes to Consolidated Financial Statements
Note 1 – Organization, business and summary of significant accounting policies
Organization
KLDiscovery Inc., (the “Company”) provides technology-based litigation support solutions and services including computer
e-discovery,
data hosting, and managed review predominantly to top law firms, corporations and government agencies. The majority of the Company’s current business is derived from these services. The Company’s headquarters is located in McLean, Virginia and has 32 locations in 18 countries, 9 data centers and 18 data recovery labs around the globe.
The Company was originally incorporated under the name Pivotal Acquisition Corp. (“Pivotal”) as a blank check company on August 2, 2018 under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, stock purchase, reorganization or similar business combination with one or more businesses or entities.
On December 19, 2019, Pivotal acquired of the outstanding shares of LD Topco, Inc. via a reverse capitalization (the “Business Combination”) and was renamed KLDiscovery Inc.
Principles of consolidation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of KLDiscovery and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.
The Business Combination was accounted for as a reverse recapitalization (the “Recapitalization Transaction”) in accordance with Accounting Standard Codification (“ASC”) 805,
Business Combinations
. For accounting and financial reporting purposes, LD Topco, Inc. is considered the acquirer based on facts and circumstances, including the following:

•	LD Topco, Inc.’s operations comprise the ongoing operations of the combined entity;

•	The officers of the newly combined company consist of LD Topco, Inc.’s executives, including the Chief Executive Officer, Chief Financial Officer and General Counsel; and,

•	The former shareholders of LD Topco, Inc. own a majority voting interest in the combined entity.
As a result of LD Topco, Inc. being the accounting acquirer, the financial reports filed with the SEC by the Company subsequent to the Business Combination are prepared “as if” LD Topco, Inc. is the predecessor and legal successor to the Company. The historical operations of LD Topco, Inc. are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of LD Topco, Inc. prior to the Business Combination; (ii) the combined results of the Company and LD Topco, Inc. following the Business Combination on December 19, 2019; (iii) the assets and liabilities of LD Topco, Inc. at their historical cost; and (iv) KLDiscovery Inc.’s equity structure for all periods presented. The recapitalization of the number of shares of common stock attributable to the purchase of LD Topco, Inc. in connection with the Business Combination is reflected retroactively to January 1, 2018 and has been utilized for calculating earnings per share in all prior periods presented. No step-up
basis of intangible assets or goodwill was recorded in the Business Combination transaction consistent with the treatment of the transaction as a reverse capitalization of LD Topco, Inc.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

statements. Although actual results could differ from those estimates, management does not believe that such differences would be material.
Significant estimates include, but are not limited to, the allowance for doubtful accounts, determining the fair values of assets acquired and liabilities assumed, the recoverability and useful lives of property and equipment, intangible assets, and other long-lived assets, the impairment of goodwill, the valuation and realization of deferred income taxes, the fair value of the Company’s common stock and stock option awards, and acquisition-related contingent consideration.
Segments, concentration of credit risk and major customers
The Company operates in one business segment, providing technology-based litigation support solutions and services.
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with a banking institution where the balances, at times, exceed federally insured limits. Management believes the risks associated with these deposits are limited.
With respect to accounts receivable, the Company performs ongoing evaluations of its customers, generally grants uncollateralized credit terms to its customers, and maintains an allowance for doubtful accounts based on historical experience and management’s expectations of future losses. As of and for the years ended December 31, 2020 and 2019, the Company did not have a single customer that represents more than five percent (5%) or more of its consolidated revenues or accounts receivable. The Company believes that the geographic and industry diversity of the Company’s customer base throughout the U.S. and internationally minimizes the risk of incurring material losses due to concentrations of credit risk. The Company’s foreign revenues, principally from businesses in the UK and Germany, totaled approximately $57.0 million in 2020 and $69.8 million in 2019. The Company’s long-lived assets in foreign countries, principally in the UK and Germany, totaled approximately $26.3 million at December 31, 2020 and $21.8 million at December 31, 2019.
Foreign currency
Results of operations for the Company’s
non-U.S.
subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive income.”
Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” on the Company’s Consolidated Statements of Comprehensive Loss. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.
Cash and cash equivalents
The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Accounts receivable
Accounts receivable are recorded at original invoice amount less an estimate for doubtful receivables based on a review of outstanding amounts monthly. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received.
A rollforward of the allowance for doubtful accounts is presented below (in thousands):

Balance at December 31, 2018	$5,564
Charged to/reversed from expense	3,104
Charged to/from other accounts	—
Deductions (write offs)	(1,182)

Balance at December 31, 2019	$7,486
Charged to/reversed from expense	4,088
Charged to/from other accounts	283
Deductions (write offs)	(3,344)

Balance at December 31, 2020	$8,513

Fixed Assets
Computer software, property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Computer software and hardware	3 to 5 years
Leasehold improvements	Shorter of lease term or useful life
Furniture, fixtures and other equipment	3 to 5 years
Gains or losses on disposals are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Costs for replacements and betterments are capitalized, while the costs of maintenance and repairs are expensed as incurred. Property under capital leases are depreciated using the straight-line method over the lease term.
Depreciation expense totaled $16.9 million and $18.6 million for the years ended December 31, 2020 and 2019, respectively, and includes amortization of assets recorded under capital leases.
Internal-use
software development costs
The Company capitalizes certain internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditure will result in additional functionality. Capitalized software costs are depreciated over the estimated useful life of the underlying project on a straight-line basis. The Company’s estimated useful life of capitalized software costs varies between three and five years, depending on management’s expectation of the economic life of various software. Capitalized software amortization costs are recorded as a component of cost of revenue.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Capitalized software costs are reflected as part of the “Intangible assets, net line” in the Company’s Consolidated Balance Sheets and totaled $18.5 million and $13.5 million, net of accumulated amortization, as of December 31, 2020 and 2019, respectively.
Intangible assets and other long-lived assets
The Company evaluates the recoverability of its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the fair value of the asset compared to its carrying amount. No impairment losses were recognized in the accompanying consolidated financial statements.
Amortization expense totaled $30.9 million and $31.8 million for the years ended December 31, 2020 and 2019, respectively; $11.8 million and $11.3 million of which was classified as part of the “Cost of revenues” line in the Company’s Consolidated Statements of Comprehensive Loss.
The Company allocates the purchase price of an acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company recognizes as goodwill the amount by which the purchase price of an acquired entity exceeds the net of the fair values assigned to the assets acquired and liabilities assumed. In determining the fair values of assets acquired and liabilities assumed, the Company uses various recognized valuation methods including the income and market approaches. Further, the Company makes assumptions within certain valuation techniques, including discount rates, royalty rates, and the amount and timing of future cash flows. The Company records the net assets and results of operations of an acquired entity in the financial statements from the acquisition date. The Company initially performs these valuations based upon preliminary estimates and assumptions by management or independent valuation specialists under its supervision, where appropriate, and make revisions as estimates and assumptions are finalized. The Company expenses acquisition-related costs as they are incurred.
Goodwill
Goodwill represents the excess of the total consideration paid over identified intangible and tangible assets of the Company and its acquisitions. The Company tests its goodwill for impairment at the reporting unit level on an annual basis on October 1, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. As of the October 1 testing date the Company determined there is one reporting unit.
Goodwill impairment exists when the estimated fair value of the reporting unit is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced by the excess through an impairment charge recorded in the Company’s statements of operations. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis.
The fair value of the Company’s reporting unit is estimated using a combination of a discounted cash flow (“DCF”) analysis and market-based valuation methodologies such as comparable public company trading values. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable public company

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

earnings multiples. The cash flows employed in the DCF analyses are based on the Company’s best estimate of future sales, earnings and cash flows after considering factors such as general market conditions, changes in working capital, long term business plans and recent operating performance. The carrying value of the reporting unit includes the assets and liabilities employed in its operations and goodwill.
Accordingly, the Company has not identified any indicators of impairment, nor have any impairment charges been recorded related to goodwill resulting from the annual impairment test.
The following table provides a rollforward of the carrying amount of goodwill (in thousands):

Balance at December 31, 2018	$394,167
Acquisitions	263
Foreign currency translation	741

Balance at December 31, 2019	395,171
Acquisitions	1,009
Disposal	(96)
Foreign currency translation	3,001

Balance at December 31, 2020	$399,085

Debt issuance costs
Debt issuance costs are stated at cost, net of accumulated amortization, and are amortized over the term of the debt using both the straight-line and the effective yield methods. U.S. GAAP requires that the effective yield method be used to amortize debt acquisition costs; however, if the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method, the straight-line method may be used. The amortization for funded term debt is calculated according to the effective yield method and revolving and unfunded term debt is calculated according to the straight-line method. Debt issuance costs related to funded term debt is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. Debt issuance costs related to revolving and unfunded term debt is presented in the Consolidated Balance Sheets within “Other assets.”
Revenue recognition
Revenues are recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. Performance obligations in the Company’s contracts represent distinct or separate service streams that are provided to its customers.
The Company evaluates its revenue contracts with customers based on the five-step model under Accounting Standard Codification (“ASC”) 606, Revenue Recognition: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.
We provide Legal Technology services to our clients through several technology solutions including Nebula Ecosystem (“Nebula”) our internally developed end-to-end fully integrated proprietary solution. We also provide Data Recovery solutions.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The following table summarizes revenue from contracts with customers for the years ended December 31, 2020 and 2019 (in thousands):

	2020			2019
	Consolidated	Technology Solutions	Nebula	Consolidated	Technology Solutions	Nebula

Legal technology	$247,285	$228,511	$18,774	$265,850	$249,996	$15,854
Data recovery	42,260	42,260	—	46,204	46,204	—

Total revenue	$289,545	$270,771	$18,774	$312,054	$296,200	$15,854

Performance Obligations and Timing of Revenue Recognition
The Company primarily sells solutions that fall into the categories discussed below. Each category contains one or more performance obligations that are either (1) capable of being distinct (i.e., the customer can benefit from the product or service on its own or together with readily available resources, including those purchased separately from us) and distinct within the context of the contract (i.e., separately identified from other promises in the contract) or (2) a series of distinct products or services that are substantially the same and have the same pattern of transfer to the customer.

(1)
Legal Technology, including Nebula and our expansive suite of technology solutions, such as our end-to-end eDiscovery technology solutions, managed review solutions, collections, processing, analytics, hosting, production and professional services, and

(2)	Data recovery solutions, which provides data restoration, data erasure and data management services.
The Company generates the majority of its revenues by providing Legal Technology solutions to our clients. Most of the Company’s eDiscovery contracts are time and materials types of arrangements.
Time and materials arrangements are based on units of data stored or processed. Unit-based revenues are recognized as services are provided, based on either the amount of data stored or processed, the number of concurrent users accessing the information or the number of pages or images processed for a client, at agreed upon per unit rates. The Company recognizes revenues for these arrangements utilizing a right-to-invoice practical expedient because it has a contractual right to consideration for services completed to date.
Certain of the Company’s eDiscovery contracts are subscription-based, fixed fee arrangements, which have tiered pricing based on the quantity of data hosted. For a fixed monthly fee, the Company’s clients receive a variety of optional eDiscovery solutions, which are included in addition to the data hosting. The Company recognizes revenues for these arrangements based on predetermined monthly fees as determined in its contractual agreements, utilizing a right-to-invoice practical expedient because the Company has a contractual right to consideration for services completed to date.
Other eDiscovery agreements are time and material arrangements that require the client to pay us based on the number of hours worked at contractually agreed-upon rates. The Company recognizes revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because it has a contractual right to consideration for services completed to date.
Data recovery engagements are mainly fixed fee arrangements requiring the client to pay a pre-established fee in exchange for the successful completion of such engagement on a predetermined device. For the recovery performed by the Company’s technicians, the revenue is recognized at a point in time, when the recovered data is sent to the customer.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Data erasure engagements are also fixed fee arrangements for which revenue is recognized at a point in time when the certificate of erasure is sent to the customer.
The Company offers term license subscriptions to Ontrack PowerControls software to customers with on-premises installations of the software pursuant to contracts that are historically one to four years in length. The term license subscriptions include maintenance and support, as well as access to future software upgrades and patches. The license and the additional support services are deemed to be one performance obligation, and thus revenue for these arrangements is recognized ratably over the term of the agreement
.
Share-based compensation
The Company measures and recognizes compensation expense for all share-based awards to employees based on estimated grant date fair values on a straight-line basis over the requisite service period. The Company uses the Black-Scholes valuation model, depending on terms, facts and circumstances of each share-based award. The expected vesting of the Company’s performance-based RSUs is based upon the probability of a liquidity event, such as a change in control as defined under the 2019 Plan. The level of achievement of the liquidity event, if any, is re-evaluated
quarterly.
Advertising
Advertising costs consist of marketing, advertising through print and other media, professional event sponsorship and public relations. These costs are expensed as incurred. Advertising costs totaled $4.5 million and $7.1 million for the years ended December 31, 2020 and 2019, respectively. Advertising costs are reflected within “Sales and marketing” in the accompanying Consolidated Statements of Comprehensive Loss.
Research and development expense
Costs incurred in the research and development of the Company’s technologies primarily consist of developer salaries. Research and development expenses were $7.2 million and $5.9 million for the years ended December 31, 2020 and 2019, respectively.
Income taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Excess tax benefits and tax deficiencies are recognized in the income tax provision in the period in which they occur.
The Company records a valuation allowance when it determines, based on available positive and negative evidence, that it is more-likely-than-not
that some portion, or all its deferred tax assets will not be realized. The Company determines the realizability of its deferred tax assets primarily based on the reversal of existing taxable temporary differences and projections of future taxable income (exclusive of reversing temporary differences and carryforwards). In evaluating such projections, the Company considers its history of profitability, the competitive environment, and general economic conditions. In addition, the Company considers the time frame over which it would take to utilize the deferred tax assets prior to their expiration.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

For certain tax positions, the Company uses a
more-likely-than-not
threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not
recognition threshold are measured at the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not
to be realized upon ultimate settlement in the financial statements. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense.
Net Loss per Common Share
Basic net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the year, plus the dilutive effect of common stock equivalents, including stock options and restricted shares. Common stock and common stock equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and release of restricted shares, except when the effect of their inclusion would be antidilutive.
On December 19, 2019, the Company completed a reverse merger with Pivotal Acquisition Corp. whereby the Company received 34,800,000 shares for its outstanding 3,707,564 shares, effecting
1-to-9.3862
stock exchange. The per share amounts have been updated to show the effect of the exchange on earnings per share as if the exchange occurred at the beginning of both years for the annual financial statements of the Company. The impact of the stock exchange is also shown on the Company’s Statements of Stockholders’ Equity.”
Recently Adopted Accounting Standards
In August 2018, the FASB issued ASU
2018-13,
“Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. This standard was effective for the Company for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The adoption did not have a material impact on the Company’s current financial position and results of operations, but the financial statement disclosures were updated in accordance with the ASU.
Accounting Standards Not Yet Adopted
In connection with the transaction with Pivotal (see Note 2), the Company elected to be an Emerging Growth Company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act and take advantage of the extended transition period of delaying the adoption of new or revised accounting standards until such time as those standards apply to private companies. This may make the comparison of the Company’s consolidated financial statements to other public companies not meaningful due to the differences in accounting standards being applied.
In February 2016, the FASB issued ASU
No. 2016-02,
Leases (Topic 842)
, which requires lessees to recognize on the balance sheet a right-of-use
asset, representing their right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. This standard is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and the Company is currently evaluating the impact that Topic 842 will have on its consolidated financial statements.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

In June 2016, the FASB issued ASU No.
2016-13, Financial
Instruments – Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments (“ASU
2016-13”).
This guidance is intended to introduce a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. The Company is required to adopt ASC 326 effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and the Company is currently evaluating the impact that Topic 326 will have on its consolidated financial statements.
In December 2019, the FASB issued ASU
2019-12,
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. The new standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption, including the adoption in any interim period, is permitted for all entities. The Company does not expect ASU
2019-12
to have a meaningful effect on the Company’s current financial position, results of operations or financial statement disclosures.
Note 2 – Acquisitions
Pivotal Acquisition Corp.
On December 19, 2019, Pivotal, the legal predecessor company, consummated the Business Combination with LD Topco, Inc. The stockholders of LD Topco, Inc. received an aggregate of 34,800,000 shares of Pivotal common stock. The former stockholders of LD Topco, Inc. also have the right to receive up to 2,200,000 shares of the Company’s common stock if (i) a change in control occurs or (ii) the reported closing sale price of the Company’s common stock exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the five-year period following the closing of the Business Combination. The Company also assumed 29,500,000 warrants which entitles the holder to purchase shares of the Company’s common stock beginning December 18, 2019 at an exercise price of $11.50 per share as part of this transaction.
As part of the transaction, on December 19, 2019, the Company assumed 8% convertible debentures (“Debentures”) due 2024 in an aggregate principal amount of $200 million. The proceeds of the Debentures were used in part to repay the Company’s outstanding Second Lien Facility and amounts outstanding under its revolving credit facility.
The net proceeds from the Business Combination, as reported in the consolidated statements of cash flows for the year ended December 31, 2019 within the financing section are summarized below:

Gross cash received by KLDiscovery from Business Combination	$201,657
Less: fees to underwriters	(6,500)
Less: other transaction costs	(8,654)

Net cash received by KLDiscovery from Business Combination	$186,503

Note 3 – Fair value measurements
The Company accounts for recurring and
non-recurring
fair value measurements in accordance with ASC 820,
Fair Value Measurements
. ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value, and

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:
Level 1 – Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.
Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.
Level 3 – Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity – e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.
The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires significant judgments to be made by the Company.
The Company believes that the fair values of its current assets and current liabilities (cash, accounts receivable, accounts payable, and other current liabilities) approximate their reported carrying amounts. The Company believes that the interest rates on its debt are current market rates.
The Company estimates the fair value of contingent purchase consideration based on the present value of the consideration expected to be paid during the remainder of the earn-out
period, based on management’s assessment of the acquired operations’ forecasted earnings. This fair value measure is based on significant inputs not observed in the market and thus represents a Level 3 measurement. During 2019, the Company acquired three companies for total consideration of $5.5 million, of which $2.0 million was in cash, $1.5 million was in deferred payments, $1.2 million was in stock and contingent consideration of $1.0 million, which was recorded at its estimated fair value of $0.8 million related to future earnouts. The fair value of future expected acquisition-related contingent consideration obligations was $0.9 million and $0.8 million at December 31, 2020 and 2019, respectively.
The significant unobservable inputs used in the fair value measurements of the Company’s contingent purchase consideration include its measures of the future profitability and related cash flows of the acquired business or assets, impacted by appropriate discount rates. Significant increases (decreases) in any of these individual inputs would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumptions used for the discount rates is indirectly proportional to the fair value of contingent purchase consideration and a change in the assumptions used for the future cash flows is directly proportional to the fair value of contingent purchase consideration. The Company, using additional information as it becomes available, reassesses the fair value of the contingent purchase consideration on an annual basis.
Any change in the fair value of contingent consideration liability results in a remeasurement gain or loss that is recorded as income or expense on the Consolidated Statements of Comprehensive Loss.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2020 and 2019 (in thousands):

Balance at December 31, 2018	$—
Additions (payments) to contingent consideration	774
Change in fair value of contingent consideration	48

Balance at December 31, 2019	822
Additions (payments) to contingent consideration	—
Change in fair value of contingent consideration	98

Balance at December 31, 2020	$920

Management estimates the carrying amount of the Company’s long-term debt approximates its fair value because the interest rates on these instruments are subject to changes in market interest rates or are consistent with prevailing interest rates.
Note 4 – Intangible assets
Intangible assets consist of the following (in thousands):

Description	Weighted Average Remaining Useful Life in Years	December 31, 2020	December 31, 2019
Trademark and tradenames	5.5	$67,183	$66,311
Accumulated amortization		(29,004)	(21,504)

Trademark and tradenames, net		38,179	44,807

Developed technology	4.2	79,796	71,327
Accumulated amortization		(49,968)	(36,838)

Developed technology, net		29,828	34,489

Non-compete agreements	—	1,402	1,467
Accumulated amortization		(1,402)	(1,242)

Non-compete agreements, net		—	225

Customer relationships	6.1	97,420	95,693
Accumulated amortization		(55,694)	(44,646)

Customer relationships, net		41,726	51,047

Intangible assets, net of amortization		$109,733	$130,568

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Future amortization of intangible assets is as follows (in thousands):

December 31,	Amount
2021	$27,398
2022	23,153
2023	17,413
2024	13,111
2025	8,718
Thereafter	15,025
In process	4,916

Total	$109,733

Note 5 – Accrued expenses
Accrued expenses consisted of the following (in thousands):

	December 31,
	2020	2019
Accrued expenses:
Accrued interest	$5,041	$7,000
Accrued salaries	11,802	9,509
Current taxes payable	519	535
Other accrued expenses	2,694	2,847

Total	$20,056	$19,891

Note 6 – Leasing arrangements
The Company leases office space and certain equipment under operating and capital lease agreements, expiring in various years through 2029. Certain leases contain annual rent escalation clauses.
Rent expense totaled $14.1 million and $14.7 million for the years ended December 31, 2020 and 2019, respectively. As part of an effort to optimize the Company’s real estate footprint, during 2020, the Company terminated leases in 18 locations and reduced the footprint of four locations resulting in lease termination savings of approximately $4.6 million.
The amortization expense recorded for capital leases totaled $0.5 million and $0.7 million, respectively, for the years ended December 31, 2020 and 2019.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

For years subsequent to December 31, 2020, future minimum payments for all operating and capital lease obligations that have initial non-cancelable
lease terms exceeding one year, net of rental income from subleases are as follows (in thousands):

December 31,	Capital Leases	Operating Leases
2021	$1,313	$9,437
2022	1,586	8,936
2023	1,346	8,568
2024	721	7,377
2025	—	3,810
Thereafter	—	2,552

Total	$4,966	$40,680

Less: interest on lease obligations	(464)

Net amount	4,502
Less: current portion	(1,313)

Non-current	$3,189

Note 7 – Long term debt
The table below summarizes the components of the Company’s long-term debt (in thousands):

	December 31,
	2020	2019
First lien facility due 2022	289,000	306,000
Convertible debenture notes due 2024	214,541	200,000

Total debt	503,541	506,000
Less: unamortized original issue discount	(16,126)	(19,806)
Less: unamortized debt issuance costs	(3,867)	(5,573)

Total debt, net	483,548	480,621
Current portion of debt	17,000	17,000
Less: current portion of unamortized original issue discount	(4,312)	(3,687)
Less: current portion of unamortized debt issuance costs	(1,740)	(1,624)

Total current portion of debt, net	10,948	11,689

Total long-term debt, net	$472,600	$468,932

On February 8, 2021 we entered into the 2021 Credit Agreement, the details of which are disclosed below in Note 17 – Subsequent Events.
2016 Credit Agreement
On December 9, 2016, KLDiscovery entered into a Credit Agreement with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (“First Lien Facility”) and $125.0 million (“Second Lien Facility”) were to mature on December 9, 2022 and December 9, 2023, respectively. The First Lien Facility was repaid on February 8, 2021 (see Note 17) and the Second Lien Facility was repaid on December 19, 2019.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The First Lien Facility established a term loan principal payment schedule with payments due on the last day of each calendar quarter beginning on March 31, 2017 of $2.1 million. Quarterly principal payments increased to $4.3 million beginning on March 31, 2019 with a balloon payment of $259.3 million due at maturity. The interest rate for the First Lien Facility adjusted every interest rate period, which could be one, two, three or six months in duration and was decided by the Company, or to the extent consented to by all appropriate Lenders, twelve months thereafter. Interest payment dates include the last day of each interest period and any maturity dates of the facility; however, if any interest period exceeded three months, the respective dates that fall every three months after the beginning of an interest period was also an interest payment date. For each interest period, the interest rate per annum was 5.875% plus the Adjusted Eurocurrency Rate which was defined as an amount equal to the Statutory Reserve Rate multiplied by the greatest of a) LIBOR, b) 0.00% per annum and c) solely with respect to the Initial Term Loans, 1.00% per annum. At December 31, 2020, the balance due was $289.0 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 1.00%. At December 31, 2019, the balance due was $306.0 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 2.596%.
The Second Lien Facility required a balloon payment of $125.0 million due at maturity. The interest rate for the Second Lien Facility adjusted every interest rate period, which could have been one, two, three or six months in duration and was decided by the Company, or to the extent consented to by all appropriate Lenders, twelve months thereafter. Interest payment dates included the last day of each interest period and any maturity dates of the facility; however, if any interest period exceeded three months, the respective dates that fall every three months after the beginning of an interest period was also an interest payment date. For each interest period, the interest rate per annum was 10.0% plus the Adjusted Eurocurrency Rate which was defined as an amount equal to the Statutory Reserve Rate multiplied by the greatest of a) LIBOR, b) 0.00% per annum and c) solely with respect to the Initial Term Loans, 1.00% per annum. On December 19, 2019, the Second Lien Facility was paid off and closed. A loss on debt extinguishment was recognized related to the Second Lien Facility closing in the amount of $7.2 million in 2019 related to the write off of deferred financing costs and original issue discounts on the Second Lien Facility. At December 31, 2019 the balance due was zero.
The First and Second Lien Facilities were secured by substantially all the Company’s assets and contain financial covenants. As of December 31, 2020 and 2019, the Company was in compliance with all covenants.
The 2016 Credit Agreement included a mandatory prepayment within ten days after delivery of the annual audited financial statements commencing with the year ending December 31, 2016, in an amount equal to the Excess Cash Flow Percentage of Excess Cash Flow for such Fiscal Year, as defined in the agreement. There were no mandatory prepayments with respect to 2020 and 2019.
Revolving Credit Facility
The 2016 Credit Agreement also provided for unfunded revolver commitment (the “Revolving Credit Facility”) for borrowing up to $30.0 million and was to mature on June 9, 2022. Interest was due at adjustable interest rates ranging from 5.375% to 5.875% based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR. No amounts were outstanding under the revolving loan as of December 31, 2020 and 2019. The Revolving Credit Facility was retired on February 8, 2021.
As of December 31, 2020, there was approximately $29.3 million available capacity for borrowing under the Revolving Credit Facility due to $0.7 million of letters of credit outstanding (See Note 15).
Convertible Debentures
On December 19, 2019, the Company assumed 8% convertible debentures (“Debentures”) due 2024 in an aggregate principal amount of $200 million. The proceeds of the Debentures were used in part to repay the

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Company’s outstanding Second Lien Facility and amounts outstanding under the Revolving Credit Facility. At December 31, 2020 and 2019, the balance due under the Convertible Debentures, including in-kind
and accrued interest, was $214.5 million and $200.0 million, respectively.
The Debentures will mature on December 19, 2024 unless earlier converted, redeemed or repurchased. The Debentures will bear interest at an annual rate of 4.00% in cash, payable quarterly, and
4.00
% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, the Company will add to the principal amount (subject to reduction for any principal amount repaid) of the Debentures an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding. The additional payment will accrue from the last payment date for the additional payment (or the Closing Date if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption.
At any time, upon notice as set forth in the Debentures, the Debentures will be redeemable at the Company’s option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.
Subject to approval to allow for the full conversion of the Debentures into common stock, the Debentures will be convertible into shares of the Company’s common stock at the option of the debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event the Company elects to redeem any Debentures, the holders will have a right to purchase common stock from the Company in an amount equal to the amount redeemed at the conversion price.
The Debentures contain covenants that limit the Company’s ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate the Company’s subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment,
failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately. As of December 31, 2020 and 2019 the Company was in compliance with all covenants.
Future principal payments, including in kind interest, are as follows (in thousands):

December 31,	Amount
2021	17,000
2022	272,000
2023	—
2024	277,287
Thereafter	—

Total	$566,287

The initial term loan borrowings related to the 2016 Credit Agreement were issued at an original issue discount of $11.9 million and $6.3 million for the First Lien Facility and Second Lien Facility, respectively. The Debentures were issued at an original discount of $13.7 million. The original issue discount is amortized using the effective yield method over the respective term of each facility or debenture. Accretion of the original issue discount totaled $3.7 million and $2.7 million during the years ended December 31, 2020 and 2019, respectively. Amortization is recorded as interest expense in the accompanying Consolidated Statements of Comprehensive Loss.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The Company incurred term loan facilities and revolver closing fees related to the 2016 Credit Agreement of $13.6 million. The term loan facilities and revolver closing fees were deferred on December 9, 2016, along with fees of $0.6 million related to the 2016 Credit Agreement and are amortized over their respective terms. The Company incurred closing fees related to the Debentures of $0.9 million which were deferred on December 19, 2019 and are amortized over the term of the debentures. Amortization of debt issuance costs totaled $1.6 million and $2.1 million during the years ended December 31, 2020 and 2019, respectively. Amortization is recorded as interest expense in the accompanying Consolidated Statements of Comprehensive Loss. A loss on debt extinguishment was recognized related to the closing of the Second Lien Facility in the amount of $7.2 million for deferred financing costs and original issue discounts in 2019.
The future amortization of debt issuance costs and original issue discount related to the 2016 Credit Agreement, the Revolving Credit Facility and Convertible Debentures are as follows (in thousands):

December 31,	Amount
2021	$6,052
2022	6,453
2023	3,528
2024	3,961

Total	$19,994

In February 2021, the Company expensed $7.2 million of these debt issuance costs in connection with the retirement of the 2016 Credit Agreement.
Note 8 – Employee benefit plan
The Company’s 401(k) plan covers employees who are at least 21 years of age, have completed one year of employment and worked a minimum of 1,000 hours. Employees may elect to defer a percentage of their salary up to the maximum allowed under the Internal Revenue Service Code. During 2019, the Company made matching contributions to its 401(k) plan equal to 100% of the first 3% of salary deferred plus 50% of the next 2% of an employee’s contribution for a total maximum Company match of 4% of the salary deferred by the employee, subject to Internal Revenue Service Code limitations. Starting in January 2020, the Company discontinued matching contributions to the 401(k) plan. Contributions to the 401(k) plan were $0.3 million and $3.7 million for the years ended December 31, 2020 and 2019, respectively.
Note 9 – Equity incentive plan
On December 19, 2019, the Company adopted the 2019 Incentive Award Plan (the “2019 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified
stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. As of December 31, 2020, 7,500,000 shares of Common Stock were reserved under the 2019 Plan, of which 1,948,815 shares of Common Stock remained available for issuance.
On March 29, 2016, the Company adopted the 2016 Equity Incentive Plan (as amended, the “2016 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified
stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. The 2016 Plan was terminated on December 19, 2019 and all outstanding awards were cancelled.

F-4
1

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Stock option activity
The following table summarizes the Company’s stock option activity under the 2019 Plan:

Description	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Options outstanding, December 31, 2018	—
Granted	514,710	$9.90	10.0
Forfeited	—
Expired	—

Options outstanding, December 31, 2019	514,710	$9.90	10.0
Granted	4,137,750	8.49
Forfeited	(387,186)	8.85
Expired	(4,521)	8.85
Options outstanding, December 31, 2020	4,260,753	$8.46	9.0	$54

Options vested and exercisable, December 31, 2020	1,204,863	$8.20	9.0	$54

Options vested and expected to vest, December 31, 2020	4,260,753	$8.46	9.0	$54

The following table summarizes the Company’s stock option activity under the 2016 Plan:

Description	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Options Outstanding, December 31, 2018	411,480	$100	8.3	$—
Granted	67,050	90
Forfeited	(32,860)	99
Expired	(8,640)	99
Cancelled	(437,030)	100

Options Outstanding, December 31, 2019	—			$—

(1)	Aggregate intrinsic value (in thousands) represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options.
No stock options were exercised during the years ended December 31, 2020 and 2019.
The following table summarizes additional information on stock option grants and vesting (in thousands):

	2016 Plan		2019 Plan
	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2019
Total fair value of stock options granted	$—	$2,492	$9,241	$974
Total fair value of options vested	—	1,439	2,711	—
Time-based vesting stock options
Under the 2016 Plan,
time-based
vesting stock options vested over a five-year period, subject to graded vesting schedules, and expired ten years from the date of grant or within 90 days of termination. The weighted-average

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

fair value per share of time-based vesting stock options granted by the Company was $37.16 during the year ended December 31, 2019.
Under the 2016 Plan, for the year ended December 31, 2019, the Company recognized $2.3 million of stock-based compensation expense in connection with time-based stock options.
Under the 2019 Plan,
time-based
vesting stock options generally vest over a three-year period, are subject to graded vesting schedules, and expire ten years from the date of grant or within 90 days of termination. The weighted-average fair value per share of time-based vesting stock options granted by the Company was $2.19, and $1.89 during the years ended December 31, 2020 and 2019, respectively.
Under the 2019 Plan, for the years ended December 31, 2020 and 2019, the Company recognized $3.4 million and $0.01 million of stock-based compensation expense in connection with time-based stock options, respectively. As of December 31, 2020 and 2019, there was $6.4 million and $1.0 million of unrecognized stock-based compensation expense related to unvested time-based stock options that is expected to be recognized over a weighted-average period of three years, respectively.
Performance-based vesting stock options
Performance-based vesting stock options were issued under the 2016 Plan, which was terminated in December 2019, and generally vested upon the satisfaction of performance- and market-based criteria, based on the Principal Stockholders’ (as defined in the 2016 Plan) internal rate of return on their investment in the Company as measured following their sale of at least 70% of the Principal Stockholders total holdings in the Company, and expire ten years from the date of grant. The weighted-average fair value per share of performance-based vesting stock options granted by the Company was $37.16 during the year ended December 31, 2019.
Award Valuation
The Company used valuation models to value both time and performance-based vesting stock options granted during 2020 and 2019. The following table summarizes the assumptions used in the valuation models to determine the fair value of awards granted to employees and non-employees
under both the 2019 Plan and the 2016 Plan:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Expected volatility	37.63 - 41.24%	36.92 - 37.70%
Expected term (in years)	6.0	6 - 6.5
Dividend yield	0%	0%
Risk free interest rate	0.30 - 1.43%	1.79 - 2.89%
A discussion of management’s methodology for developing each of the assumptions used in the valuation model follows:

•
Expected volatility
– Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses an estimated volatility based on the historical and implied volatilities of comparable companies.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

•
Expected term
– This is the period that the options granted are expected to remain unexercised. For options granted during the years ended December 31, 2020 and 2019, the Company derived the expected life of the option based on the average midpoint between vesting and the contractual term as there is little exercise history.

•	Dividend yield – The Company has never declared or paid dividends and have no plans to do so in the foreseeable future.

•	Risk-free interest rate – This is the U.S. Treasury rate for securities with similar terms that most closely resembles the expected life of the option.
Stock award activity
During the years ended December 31, 2020 and 2019, the Company granted to certain non-employee
directors 136,956 and 7,223 stock awards, respectively. These stock awards were issued to non-employee
directors in satisfaction of their annual retainer payments and are not subject to any vesting conditions, and thus became issued and outstanding shares on the grant date. Accordingly, the Company recognized the grant-date fair value of the stock awards of $0.4 million and $0.7 million as stock-based compensation expense concurrent with the grant date of the awards during the years ended December 31, 2020 and 2019, respectively.
Stock-based compensation expense
Stock-based compensation expense is included in the Consolidated Statements of Comprehensive Loss within the following line items (in thousands):

	December 31,
	2020	2019
Cost of revenues	$1,336	$573
General and administrative	1,198	1,161
Research and development	268	87
Sales and marketing	633	444

Total	$3,435	$2,265

Restricted stock units
Certain employees may be eligible to receive restricted stock unit (“RSU”) awards in the event of a change in control or IPO (as both terms are defined in the respective employment agreements) with a market value equal to the greater of (1) $3.5 million for two employees, or $4 million for the other referenced employee or (2) an amount determined using a formula-based model (as defined in the respective employment agreements), as of the date of such grants.
The amount and timing of the vesting of the RSUs is dependent on the type and timing of the liquidity event as it relates to the Business Combination date of December 19, 2019. Generally, a portion of the RSUs will first vest upon the occurrence of the liquidity event and the remainder will vest in installments thereafter, provided that if the liquidity event occurs after the third anniversary of the Business Combination, all RSUs will vest immediately upon the liquidity event. The vesting of the RSUs is generally subject to continued employment.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The following table summarizes the Company’s RSU activity under the 2019 Plan:

Description	RSUs Outstanding
Outstanding at December 31, 2019	—
Granted	1,402,312
Forfeited	(111,880)
Expired	—

Outstanding at December 31, 2020	1,290,432

The Company determined that the achievement of the liquidity event was not probable and therefore no expense was recorded during the year ended December 31, 2020.
Note 10 – Equity
The Company is authorized to issue up to 200,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) and 1,000,000 shares of preferred stock, $0.0001 par value per share. Each holder of Common Stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The holders of the Common Stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the Company’s Board of Directors may from time to time determine. In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed ratably among the holders of the then outstanding common stock.
During 2019, the Company issued 172,350 shares of Common Stock in exchange for $1.7 million. There were no stock issuances during 2020.
Warrants
On December 19, 2019, in connection with the consummation of the Business Combination, the Company assumed 23,000,000 warrants (the “Public Warrants”), 4,585,281 warrants (the “Private Warrants”) and (iii) 1,764,719 warrants (the “Debenture Holder Warrants”). These warrants qualified for equity accounting as the warrants did not fall within the scope of ASC Topic 480,
Distinguishing Liabilities from Equity
. The warrants were measured at fair value at the time of issuance and classified as equity.
Each warrant entitles the holder to purchase one share of common stock for $11.50 per share. If held by the initial purchaser of the Private Warrant or certain permitted transferees, the purchase can occur on a cashless basis. The warrants will expire on December 19, 2024 or earlier upon redemption or liquidation.
If the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a
30-trading
day period ending three business days before the Company sends the notice of redemption to the warrant holders, the Company may redeem all the Public Warrants at a price of $0.01 per warrant upon not less than 30 days’ prior written notice.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The warrants will not be adjusted for issuance of common stock at a price below its exercise price. The Company will not be required to net cash settle the warrants.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The Private Warrants are identical to the Public Warrants except that the Private Warrants will be exercisable on a cashless basis and be non-redeemable
so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Shares Subject to Forfeiture
On December 19, 2019, in connection with the consummation of the reverse merger transaction, 550,000 shares of common stock held by Pivotal Acquisition Holdings LLC are subject to an additional lockup that will be released only if the last reported sale price of the common stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the Closing Date. If the last reported sale price of common stock does not equal or exceed $15.00 within five years from the Closing Date, such shares will be forfeited to the Company for no consideration. These shares are reported as outstanding in our financial statements and continue to be subject to the additional lockup as of December 31, 2020.
Note 11 – Loss per share
Basic loss per common share (“EPS”) is calculated by dividing the net loss for the year by the weighted-average number of common shares outstanding during the period. Due to the Company’s net loss for the years ended December 31, 2020 and 2019, all potential common stock equivalents were anti-dilutive.
The following table summarizes basic and diluted loss per share or the years ended December 31, 2020 and 2019 (in thousands, except per share amounts):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Basic and diluted loss per share:
Net loss	$(49,926)	$(54,014)

Weighted average common shares outstanding – basic	42,529,017	42,529,017
Dilutive effect of potentially issuable shares	—	—

Weighted average common shares outstanding – diluted	42,529,017	42,529,017

Basic loss per share	$(1.17)	$(1.27)
Dilutive effect of potentially issuable shares	—	—

Diluted loss per share	$(1.17)	$(1.27)

Common share equivalents excluded due to anti-dilutive effect	3,788,388	—

Note 12 – Foreign currency
The Company had immaterial foreign currency losses that are reflected in “Other expense” on the Company’s Consolidated Statements of Comprehensive Loss for years December 31, 2020 and 2019. Transaction gains and losses, both realized and unrealized, relate to the remeasurement or settlement of monetary assets and liabilities that are denominated in a currency other than an entity’s functional currency. These monetary assets and liabilities include cash as well as third party receivables and payables.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Note 13 – Income taxes
The components of income tax expense for the years ended December 31, 2020 and 2019 are presented below (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Current
Federal	$(712)	$(37)
State	73	61
Foreign	729	447
Deferred
Federal	334	332
State	806	705
Foreign	(294)	(789)

Total income tax provision	$936	$719

The actual income tax expense amounts for the years ended December 31, 2020 and 2019 differed from the expected tax amounts computed by applying the U.S. federal corporate income tax rate of 21% for 2020 and 2019 to the amounts of loss before income taxes as presented below (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Pre-tax book loss	$(48,990)	$(53,295)
Tax at Federal statutory rate of 21% in 2020 and 2019	(10,288)	(11,192)
State taxes	879	766
Stock based compensation	3	1,060
Foreign rate differential	(1,223)	(871)
Unrecognized tax benefit	549	—
Other adjustments	1,453	(1,707)
Valuation allowance	9,563	12,663

Total income tax provision	$936	$719

The domestic and foreign components of loss before income taxes from continuing operations for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Domestic	$(46,686)	$(52,438)
Foreign	(2,304)	(857)

Total	$(48,990)	$(53,295)

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The tax effects of temporary differences at December 31, 2020 and 2019 are as follows (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net operating losses and other carryforwards	$42,859	$41,299
Interest expense carryforward	30,112	20,070
Property and equipment	2,448	2,221
Accrued expenses	512	82
Payroll tax deferral	1,089	—
Allowance for doubtful accounts	1,768	1,517
Stock-based compensation	878	—
Other	540	633

Deferred tax asset	80,206	65,822
Valuation allowance	(65,228)	(51,895)

Total deferred tax assets, net of valuation allowance	14,978	13,927
Intangible assets	(21,791)	(20,098)
Prepaid expenses	(107)	(73)
Other	(415)	(50)

Deferred tax liability	(22,313)	(20,221)

Net deferred tax liability	$(7,335)	$(6,294)

At December 31, 2020 and 2019, the Company had tax effected U.S. federal net operating loss carryforwards of approximately $32.1 million and $31.0 million, respectively, of which $7.8 million tax effected, begin to expire in 2024 but approximately $16.5 million, tax effected, begin to expire in 2035 and $7.8 million, tax effected, have no expiration. At December 31, 2020 and 2019, the Company had tax effected state net operating loss carryforwards of approximately $6.7 million and $6.5 million, respectively. The majority of the state tax losses will not begin expiring until 2035 or later. At December 31, 2020 and 2019, the Company also had U.S. tax credit carryforwards of approximately $0.9 million and $0.9 million, respectively. The tax credits will expire in 2021.
The tax effected foreign net operating loss at December 31, 2020 and 2019 is approximately $3.1 million and $2.9 million, respectively, the majority of which has an unlimited carryforward period.
The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations may result in future assessments by these taxing authorities. The Company is subject to examination by U.S. tax authorities beginning with the year ended December 31, 2016. The Company is also subject to examination in various foreign jurisdictions. In material foreign jurisdictions, the statute of limitations ranges one –
four
years from the filing of a tax return.
The Company has not provided for U.S. income and foreign withholding taxes on approximately $13.5 million of certain foreign subsidiaries’ undistributed earnings as of December 31, 2020, because such earnings have been retained and are intended to be indefinitely reinvested outside of the U.S. These earnings could become subject to additional tax, if they were remitted as dividends, loaned to the Company, or if the Company should sell its stock in these foreign subsidiaries. However, it is not practicable to estimate the amount of taxes that would be payable for these earnings because such tax, if any, is dependent on circumstances existing if and when a taxable event occurs.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Valuation Allowance
As of December 31, 2020 and 2019, the Company had a valuation allowance of $65.2 million and $51.9 million, respectively, against certain deferred tax assets. The valuation allowance relates to the deferred tax assets of the Company’s U.S. entities, including federal and state tax attributes and timing differences, as well as the deferred tax assets of certain foreign subsidiaries. The increase in the valuation allowance during 2020 is primarily related to operating losses incurred during the year and the limitation on deductibility of interest expense. To the extent the Company determines that, based on the weight of available evidence, all or a portion of its valuation allowance is no longer necessary, the Company will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. If management determines that, based on the weight of available evidence, it is more-likely-than-not
that all or a portion of the net deferred tax assets will not be realized; the Company may recognize income tax expense in the period such determination is made to increase the valuation allowance. It is possible that such reduction of or addition to the Company’s valuation allowance may have a material impact on the Company’s results from operations. The U.S. federal and foreign changes to valuation allowance of approximately $9.6 million is presented in the effective tax rate reconciliation as part of the valuation allowance. The U.S. state changes to valuation allowance of approximately $3.8 million is presented as part of the state taxes in the effective tax rate reconciliation as part of the unrecognized tax benefit.
A summary of the deferred tax asset valuation allowance is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Beginning Balance	$51,895	$36,595
Additions	$14,149	$15,622
Reductions	(816)	(322)

Ending Balance	$65,228	$51,895

Uncertain Tax Positions
As of December 31, 2020 and 2019, the total amount of unrecognized tax benefits was $1.0 million and $0 million, respectively, that would favorably impact the Company’s effective income tax rate. However, due to the Company’s determination that the deferred tax asset would not more-likely-than-not
be realized, a full valuation allowance was recorded, therefore, zero net impact resulted in the Company’s effective income tax rate. The Company’s uncertain income tax position liability has been recorded to deferred income taxes to offset the tax attribute carryforward amounts. The U.S. federal and foreign changes to uncertain tax positions of approximately $0.6 million is presented in the effective tax rate reconciliation as part of the unrecognized tax benefit. The U.S. state changes to uncertain tax positions of approximately $0.4 million is presented as part of the state taxes in the effective tax rate reconciliation as part of the unrecognized tax benefit.
A summary of the unrecognized tax benefits is as follows:

Year Ended December 31, 2020
Beginning Balance	$—
Additions	$1,002
Reductions	—

Ending Balance	$1,002

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

Note 14 – Severance and retention
In connection with the Company’s continued integration and realignment efforts following the 2016 acquisition of Kroll Ontrack, LLC, the Company recorded severance and retention expense of $2.5 million and $1.4 million during the years ended December 31, 2020 and 2019, comprised of employee severance and other employee-related costs associated with a reduction in workforce of 39 and 33 employees for 2020 and 2019, respectively. Severance and retention expense are included in the Consolidated Statements of Comprehensive Loss as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Costs of revenues	$950	$301
General and administrative	469	567
Sales and marketing	1,076	516
Research and development	8	19

Total	$2,503	$1,403

The activity and balance of severance-related liabilities, which are recorded within Accounts payable and accrued expense in our Consolidated Balance Sheet, are as follows (in thousands):

Balance at December 31, 2018	$555
Payments	(1,600)
Expense	1,403

Balance at December 31, 2019	$358
Payments	(1,395)
Expense	2,503

Balance at December 31, 2020	$1,466

Note 15 – Commitments and contingencies
The Company is involved in various legal proceedings, which may arise occasionally in the normal course of business. While the ultimate results of such matters generally cannot be predicted with certainty, management does not expect such matters to have a material effect on the financial position and results of operations as of December 31, 2020. The Company has three letters of credit totaling $0.7 million as additional security for lease guarantees related to leased properties.
Risks and Uncertainties
Impacts of
COVID-19
pandemic on KLDiscovery’s Business
The potential impacts of the ongoing
COVID-19
pandemic on the Company’s business are currently not estimable or determinable. The Company has made modifications to employee travel, work locations, and cancellation of certain events, among other modifications. During 2020, the Company implemented a salary exchange program pursuant to which certain employees took a temporary reduction in salary through December 31, 2020 that ranges from 2% to 20% in exchange for receiving 417,673 stock options and 211,207 RSUs. In December 2020, the Company extended the salary reduction program through September 20, 2021 for the named executive officers and for management positions of or higher than Vice-Presidents. The Company also initiated limited furloughs for certain employees. The Company will continue to actively monitor the situation and may take further actions that alter its business operations as may be required by federal, state or local

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

authorities or that it determines is in the best interests of its employees, customers, partners, suppliers and stockholders. Primarily due to the impact of
COVID-19,
our revenues decreased by $22.5 million, or 7.2%, to $289.5 million for the year ended December 31, 2020 as compared to $312.1 million for the year ended December 31, 2019 as many clients delayed new litigation and court systems closed for a period of time and have been slow to reopen.
On March 27, 2020, the President signed into U.S. federal law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the
COVID-19
pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility was increased from 30% to 50% of taxable income. As permitted under the CARES Act, the Company deferred payroll taxes due in 2020 to 2021 and 2022. The Company continues to analyze other aspects of the CARES Act as well as similar tax legislation in other countries we operate but does not believe they will have a meaningful impact to its results.
Note 16 – Related parties
On December 22, 2015, the Company entered into a consulting agreement with Carlyle Investment Management, LLC, an affiliate of Carlyle, for advisory, consulting and other services in relation to the strategic and financial management of the Company. For the year ended December 31, 2019, the Company recognized $1.0 million in management consulting fees, reflected within “General and administrative expenses” in the accompanying consolidated Statements of Comprehensive Loss. The consulting agreement was terminated on December 19, 2019.
As of December 31, 2020, $107.3 million including
paid-in
kind of the Company’s Debentures are owed to affiliates of MGG Investment Group, which is an affiliate of a director of the Company. For the years ended December 31, 2020 and December 31,

2019, the Company recognized $12.1 million and $0.4 million in interest expense, respectively related to the amounts owned by the MGG Investment Group.
Note 17 – Subsequent events
The Company has evaluated subsequent events through March 18, 2021, the date on which these financial statements were issued, and identified the below item for discussion.
2021 Credit Agreement
On February 8, 2021, the Company entered into a new secured credit agreement (the “2021 Credit Agreement”). Proceeds were used to pay in full all outstanding loans and terminate all lending commitments under the 2016 Credit Agreement.
The 2021 Credit Agreement provides for (i) initial term loans in an aggregate principal amount of $300 million (the “Initial Term Loans”), (ii) delayed draw term loans in an aggregate principal amount of $50 million (the “Delayed Draw Term Loans”), and (iii) revolving credit loans in an aggregate principal amount of $40 million (the “Revolving Credit Loans”). The Delayed Draw Term Loans will be available to the Company at any time prior to February 8, 2023, subject to certain conditions.

KLDiscovery Inc.
Notes to Consolidated Financial Statements – Continued

The Initial Term Loans and Delayed Draw Term Loans will bear interest, at the Company’s option, at the rate of (x) with respect to Eurocurrency Rate Loans (as defined in the 2021 Credit Agreement), the Adjusted Eurocurrency Rate (as defined in the 2021 Credit Agreement) with a 1.0% floor, plus 6.50% per annum, or (y) with respect to Base Rate Loans (as defined in the 2021 Credit Agreement), the Base Rate (as defined in the 2021 Credit Agreement) plus 5.50% per annum. The Revolving Credit Loans will bear interest, at our option, at the rate of (x) with respect to Eurocurrency Rate Loans, the Adjusted Eurocurrency Rate plus 4.00% per annum, or (y) with respect to Base Rate Loans, the Base Rate plus 3.00% per annum. The Initial Term Loans and Delayed Draw Term Loans amortize at a rate of 1.00% of the aggregate principal amount of Initial Term Loans and Delayed Draw Term Loans outstanding, payable in consecutive quarterly installments, beginning on June 30, 2021.
The Initial Term Loans, Delayed Draw Term Loans and Revolving Credit Loans are each scheduled to mature on the earlier of February 16, 2026 and or six months prior to maturity of our Debentures due in December 2024. The Initial Term Loans and Delayed Draw Term Loans may be voluntarily repaid at any time, but may be subject to a prepayment premium. The Initial Term Loans and Delayed Draw Term Loans are required to be repaid under certain circumstances, including with Excess Cash Flow (as defined in the 2021 Credit Agreement), the proceeds of an Asset Sale or Casualty Event (each as defined in the 2021 Credit Agreement) and the proceeds of certain refinancing indebtedness.
The obligations under the 2021 Credit Agreement are secured by substantially all of the Company’s assets. The 2021 Credit Agreement contains customary affirmative and negative covenants as well as a financial maintenance covenant that requires the Loan Parties to maintain a First Lien Net Leverage Ratio of less than or equal to 7.00 to 1.00, tested at the end of each fiscal quarter.
The Company incurred closing fees of $8.0 million in connection with the entry into the 2021 Credit Agreement. These fees will be amortized over the full term of the 2021 Credit Agreement.
In February 2021, a loss on debt extinguishment of $7.2 million was recognized in connection with the retirement of the 2016 Credit Agreement.
Stock and option awards
On February 16, 2021, the Company issued an additional 1.1 million time-based options and 0.3 million performance/market-based restricted stock units to its employees under the 2019 Plan.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee.

SEC registration fee		$9,270
FINRA filing fee		$15,500
Listing fee	$		*
Transfer agent’s fees and expenses	$		*
Printing expenses	$		*
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Miscellaneous	$		*

Total expenses	$		*

*	Estimated expenses not presently known.

Item 14.	Indemnification of Directors and Officers.
Our second amended and restated certificate of incorporation eliminates the personal liability of our directors to the Company and our stockholders for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our second amended and restated certificate of incorporation and our amended and restated bylaws provide that any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at our request as a director, officer, employee or agent of another entity, shall be indemnified and held harmless to the fullest extent permitted by the DGCL against all liability and loss suffered and expenses reasonably incurred in connection therewith.
Our amended and restated bylaws and, Section 145(g) of the DGCL as discussed below, also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Company against its obligations to indemnify the directors and officers.
Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer of the Company at the time of such determination, (1) by a majority vote of the directors who are not a party to such action, suit or proceeding (even though less than a quorum), (2) by a committee of such directors designated by majority vote of such directors (even though less than a quorum), (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.
We have entered into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement on
Form S-1
will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
Except as set forth below, we have not sold any securities in the last three years that were not registered under the Securities Act:

•
On August 2, 2018, we issued 5,750,000 shares of Class B common stock to a purchaser that was an accredited investor for aggregate consideration of $25,000. The issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as a transaction by an issuer not involving any public offering.

•
On February 4, 2019, simultaneously with the consummation of the IPO, we issued 6,350,000 warrants to purchase common stock to a purchaser that was an accredited investor for aggregate consideration of $6.4 million. The issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as a transaction by an issuer not involving any public offering.

•
On December 16, 2019, we offered and sold an aggregate of $200 million aggregate principal amount of our 8.00% convertible debentures due 2024, 2,097,974 shares of common stock and 1,764,719 warrants to purchase shares of common stock to purchasers who were accredited investors for aggregate consideration of approximately $201.7 million. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as transactions by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. The list of exhibits preceding the signature page of this registration statement is incorporated herein by reference.

(b)	Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17.	Undertakings.

(a)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit	Description
1.1*	Form of Underwriting Agreement

2.1+	Agreement and Plan of Merger, dated as of May 20, 2019, by and among Pivotal Acquisition Corp., Pivotal Merger Sub Corp., LD Topco, Inc., and Carlyle Equity Opportunity GP, LP (solely as representative of the stockholders of LD Topco, Inc.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed May 21, 2019)

2.2	Amendment to Agreement and Plan of Merger, dated as of October 30, 2019, by and among Pivotal Acquisition Corp., Pivotal Merger Sub Corp., LD Topco, Inc., and Carlyle Equity Opportunity GP, LP (solely as representative of the stockholders of LD Topco, Inc.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed November 1, 2019)

2.3	Amendment No. 2 to Agreement and Plan of Reorganization, dated as of December 16, 2019, by and among Pivotal Acquisition Corp., Pivotal Merger Sub Corp., LD Topco, Inc. and Carlyle Equity Opportunity GP, L.P. (solely as representative of the stockholders of LD Topco, Inc.) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed December 17, 2019)

3.1	Second Amended and Restated Certificate of Incorporation of KLDiscovery Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 26, 2019)

3.2	Amended and Restated Bylaws of KLDiscovery Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed December 26, 2019)

4.1	Specimen Common Stock Certificate of KLDiscovery Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 26, 2019)

4.2	Specimen Warrant Certificate of KLDiscovery Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed December 26, 2019)

4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and Pivotal Acquisition Corp. dated as of January 31, 2019 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed February 1, 2019)

4.4	Form of 8.00% Convertible Debenture due 2024 (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed December 26, 2019)

4.5	Securities Purchase Agreement, dated as of December 16. 2019, by and among Pivotal Acquisition Corp. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 17, 2019)

4.6	Registration Rights Agreement, dated December 19, 2019, by and among Pivotal Acquisition Corp., affiliates of Carlyle Equity Opportunity GP, L.P. and Revolution Growth III, LP and certain other signatories thereto (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed December 26, 2019)

4.7	First Amendment to Securities Purchase Agreement, dated November 19, 2021, by and among KLDiscovery Inc. and the Purchasers named therein

5.1*	Opinion of Gibson, Dunn & Crutcher LLP

10.1#	KLDiscovery Inc. 2019 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 26, 2019)

10.2#	Employment Agreement, dated as of September 30, 2011, between LDiscovery, LLC and Christopher Weiler (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 (File No. 333-232238) filed on June 21, 2019)

10.3#	Offer Letter, dated as of September 30, 2006, between LegisDiscovery, LLC and Krystina Jones (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 (File No. 333-232238) filed on June 21, 2019)

Exhibit	Description

10.4#	Offer Letter, dated as of August 25, 2017, between KrolLDiscovery and Dawn Wilson (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 (File No. 333-232238) filed on June 21, 2019)

10.5	Credit Agreement, dated as of February 8, 2021, by and among LD Lower Holdings Inc., LD Topco Inc, and other guarantors party thereto, the Lenders party thereto, each L/C Issuer party thereto and Wilmington Trust National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 8, 2021)

10.6#	KLDiscovery Inc. 2019 Incentive Award Plan—Form of Stock Option Agreement (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 (File No. 333-232238) filed on September 16, 2019)

10.7#	KLDiscovery Inc. 2019 Incentive Award Plan—Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 (File No. 333-232238) filed on September 16, 2019)

10.8#	KLDiscovery Inc. 2019 Incentive Award Plan—Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-232238) filed on September 16, 2019)

10.9#	KLDiscovery Inc. Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 (File No. 333-232238) filed on September 16, 2019)

10.10#	KLDiscovery Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed December 26, 2019)

10.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed December 26, 2019)

10.12	Stockholders’ Agreement, dated December 19, 2019, by and among Pivotal Acquisition Corp., affiliates of Carlyle Equity Opportunity GP, L.P. and Revolution Growth III, LP and certain other signatories thereto (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed December 26, 2019)

10.13#	Pay Change Letter, dated February 24, 2020, by and between KLDiscovery Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.14#	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.15#	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Dawn Wilson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.16#	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed August 13, 2020)
10.17#	Voluntary Forfeiture of RSUs Letter, dated April 23, 2020, by and between KL Discovery Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.18#	Voluntary Forfeiture of RSUs Letter, dated April 23, 2020, by and between KL Discovery Inc. and Dawn Wilson (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed August 13, 2020)

Exhibit	Description

10.19#	Voluntary Forfeiture of RSUs Letter, dated April 23, 2020, by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.20#	Voluntary Forfeiture of RSUs Letter, dated May 5, 2020, by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.21#	KLDiscovery Inc. Non-Employee Director Compensation Program (as amended and restated effective as of June 17, 2020) (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.22#	Executive Severance and Novation Agreement dated June 17, 2020 by and between KLDiscovery Inc. and Dawn Wilson (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.23#	Executive Severance and Novation Agreement dated June 17, 2020 by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed August 13, 2020)

10.24#	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 12, 2020))

10.25#	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Dawn Wilson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.26#	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.27#	Voluntary Forfeiture of Options Letter, dated August 6, 2020, by and between KLDiscovery Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.28#	Amendment and Novation Agreement, dated September 30, 2020, by and between LDiscovery, LLC, KLDiscovery Ontrack, LLC Inc. and Christopher Weiler (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.29#^	Kroll Discovery 2018 Legal Technology Sales Commission Plan, by and between the Company and Krystina Jones (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.30#^	KLDiscovery (January-December 2018) Sales Commission Plan Sales Performance Addendum, by and between the Company and Krystina Jones (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.31#^	KLDiscovery 2020 Americas Legal Technology Sales Commission Plan, by and between the Company and Krystina Jones (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.32#^	KLDiscovery 2020 Sales Commission Plan Sales Performance Addendum, by and between the Company and Krystina Jones (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed November 12, 2020)

10.33^	Software License Agreement dated as of December 24, 2020 by and between LDiscovery LLC and Relativity ODA LLC (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K filed on March 18, 2021)

Exhibit	Description

10.34	Amendment to Stockholders’ Agreement, dated March 23, 2020, by and among KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) and CEOF II DE I AIV, LP, a partnership, and Revolution Growth III, LP, and certain other signatories thereto (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K filed on March 18, 2021)

10.35	Second Amendment to Stockholders’ Agreement, dated February 2, 2021, by and among KLDiscovery Inc. (formerly known as Pivotal Acquisition Corp.) and CEOF II DE I AIV, LP, a partnership, and Revolution Growth III, LP, and certain other signatories thereto (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K filed on March 18, 2021)

10.36#	Pay Change Letter, dated June 15, 2021, by and between KLDiscovery Inc. and Christopher Weiler.(incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on August 12, 2021)

10.37#	Pay Change Letter, dated June 15, 2021, by and between KLDiscovery Inc. and Dawn Wilson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on August 12, 2021)

10.38#	Pay Change Letter, dated June 15, 2021, by and between KLDiscovery Inc. and Krystina Jones (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on August 12, 2021)

10.39#	KLDiscovery Inc. Non-Employee Director Compensation Program (as amended and restated, effective as of June 15, 2021) (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on August 12, 2021)

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Gibson Dunn (included in Exhibit 5.1)

24.1	Power of Attorney (included on Signature Page of Registration Statement)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation
S-K.
The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#	Denotes management compensatory plan or arrangement.
^	Certain confidential information contained in this agreement has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.
*	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on this 23 day of November, 2021.

By	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints Mr. Christopher J. Weiler and Ms. Dawn Wilson, and each or any one of them, as the undersigned’s true and lawful attorneys-in-fact
and agents, with full powers of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective
and post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact
and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact
and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Christopher J. Weiler Christopher J. Weiler	Chief Executive Officer (Principal Executive Officer) and Director	November 23, 2021

/s/ Dawn Wilson Dawn Wilson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 23, 2021

/s/ Donna Morea Donna Morea	Chair of the Board	November 23, 2021

/s/ Ian Fujiyama Ian Fujiyama	Director	November 23, 2021

/s/ Kevin Griffin Kevin Griffin	Director	November 23, 2021

/s/ Evan Morgan Evan Morgan	Director	November 23, 2021

/s/ Lawrence Prior III Lawrence Prior III	Director	November 23, 2021

/s/ Arjun Shah Arjun Shah	Director	November 23, 2021

Signature	Title	Date
/s/ Lauren Tanenbaum Lauren Tanenbaum	Director	November 23, 2021

/s/ Richard Williams Richard Williams	Director	November 23, 2021